SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4

Post-Effective Amendment No. 53
to
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
and Amendment to
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B
(Exact Name of Registrant)

Voya Retirement Insurance and Annuity Company
(Name of Depositor)

One Orange Way
Windsor, Connecticut 06095-4774
(Address of Depositor's Principal Executive Offices) (Zip Code)

(860) 580-1631
(Depositor's Telephone Number, including Area Code)

Peter M. Scavongelli
Assistant Vice President and Senior Counsel
Voya Retirement Insurance and Annuity Company
One Orange Way, C2S, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on May 1, 2019 pursuant to paragraph (b) of Rule 485

If appropriate, check the following box:

	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

[*] Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88722, 002-52448; and the individual deferred compensation contracts covered by Registration Statement No. 033-76000.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account B

GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS

**Supplement Dated May 1, 2019, to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2019**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

_____

NOTICE OF AND IMPORTANT INFORMATION ABOUT UPCOMING FUND REORGANIZATIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the VY® Pioneer High Yield and the VY® Templeton Global Growth Portfolios.*

On November 16, 2018, the Board of Trustees of Voya Investors Trust and the Board of Directors of Voya Partners, Inc. approved separate proposals to reorganize certain funds (the "Reorganization"). Subject to shareholder approval, effective after the close of business on or about August 23, 2019 (the "Reorganization Date"), the following Merging Funds will reorganize with and into the following Surviving Funds:

Merging Funds	Surviving Funds
VY® Pioneer High Yield Portfolio	Voya High Yield Portfolio
VY® Templeton Global Growth Portfolio	Voya Global Equity Portfolio

If shareholders of the Merging Funds approve the Reorganization, the Merging Funds will be in a "transition period." During this time:

- The transition manager for the VY® Templeton Global Growth Portfolio will sell all or most of its assets;
- A large portion of the Merging Funds' assets may be held in temporary investments;
- The Merging Funds may not be pursuing their investment objectives and strategies, and limitations on permissible investments and investment restrictions will not apply; and
- The sales and purchases of securities are expected to result in buy and sell transactions and such transactions may be made at a disadvantageous time.

The transition period for each Reorganization is as follows:

Reorganization	Transition Period
VY® Pioneer High Yield Portfolio to reorganize with and into the Voya High Yield Portfolio	July 26, 2019, to the close of business on August 23, 2019
VY® Templeton Global Growth Portfolio to reorganize with and into the Voya Global Equity Portfolio	August 9, 2019, to the close of business on August 23, 2019

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, the contract holder, or you, if permitted by the plan may transfer amounts allocated to a subaccount that invests in a Merging Fund to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "TRANSFERS" section of either the contract prospectus or contract prospectus summary for information about making subaccount transfers.**

On the Reorganization Date. On the Reorganization Date, investments in a subaccount that invested in a Merging Fund will automatically become an investment in the subaccount that invests in the corresponding Surviving Fund as follows:

- In connection with the upcoming Reorganization involving the VY® Pioneer High Yield Portfolio referenced above, Class I shares of the Voya High Yield Portfolio will be added, effective the Reorganization Date, to your contract as an available investment option. On the Reorganization Date, all existing account balances invested in Class I shares of the VY® Pioneer High Yield Portfolio and all existing account balances invested in Class S shares of the Voya High Yield Portfolio will automatically become investments in Class I shares of the Voya High Yield Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.
- All existing account balances invested in Class S shares of the VY® Templeton Global Growth Portfolio will automatically become an investment in Class I shares of the Voya Global Equity Portfolio with an equal total net asset value. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract holders an investment in a similar fund managed by the same investment adviser at a lower cost. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Funds will no longer be available through your contract. Unless we receive alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Fund will be automatically allocated to the subaccount that invests in the corresponding Surviving Fund. **See the "TRANSFERS" section of either the contract prospectus or contract prospectus summary for information about making fund allocation changes.**

Allocation Instructions. Alternative allocation instructions may be given to us at any time by writing to Customer Service, Defined Contribution Administration, P.O. Box 990063, Hartford, CT 06199-0063 or by calling 1-800-584-6001.

Information about the Surviving Funds. Summary information about the Surviving Funds can be found in **APPENDIX V** of either the contract prospectus or the contract prospectus summary. More detailed information can be found in the current prospectus and Statement of Additional Information for each fund.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at:


Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Variable Annuity Account B
GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS
CONTRACT PROSPECTUS – MAY 1, 2019

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code"). The contracts were formerly sold as both group contracts and employer-owned individual contracts. The term "contract" used in this prospectus refers to the group deferred fixed or variable annuity contract offered by your plan sponsor as a funding vehicle for your retirement plan.

Why Reading This Prospectus is Important. Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder (generally, the sponsor of your retirement plan), or you, if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. Information about the risks of investing in the funds is located in the "**INVESTMENT OPTIONS**" section on page 11 and in each fund's prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

Fixed Interest Options. We describe the fixed interest options (the Guaranteed Accumulation Account ("GAA"), the Fixed Plus Account, the Fixed Account, the Fixed Account 2 and the Fixed Plus Account II A) in appendices to this prospectus. There is also a separate prospectus for the GAA. Not all fixed interest options may be available for current or future investment.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION" for further information about the amount and types of compensation we may pay.**

Getting Additional Information. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2019, Statement of Additional Information ("SAI") in association with this prospectus free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-584-6001 or by writing to us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." You may also obtain a prospectus or an SAI for any of the funds or the GAA prospectus by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, www.sec.gov. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-230711. The SAI table of contents is listed on page 44 of this prospectus. The SAI is incorporated into this prospectus by reference.

Internet Availability of Fund Shareholder Reports. Beginning on January 1, 2021, as permitted by regulations adopted by the SEC, paper copies of the shareholder reports for the funds available under your contract will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. If available, you may elect to receive shareholder reports and other communications from the Company electronically by contacting Customer Service.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by calling 1-800-283-3427. Your election to receive reports in paper will apply to all funds available under your contract.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The contracts described in this prospectus are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the Federal Deposit Insurance Corporation ("FDIC"). The contracts are subject to investment risk, including the possible loss of the principal amount invested.

*The Funds**

American Funds Insurance Series® – Growth Fund (Class 2)

American Funds Insurance Series® – Growth - Income Fund (Class 2)

American Funds Insurance Series® – International Fund (Class 2)

Calvert VP SRI Balanced Portfolio (Class I)

Federated Fund for U.S. Government Securities II

Federated High Income Bond Fund II (Primary Shares)

Fidelity® VIP Contrafund℠ Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Franklin Small Cap Value VIP Fund (Class 2)

Invesco V.I. American Franchise Fund (Series I)

Invesco V.I. Core Equity Fund (Series I)

Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio (Class VC)

Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares)[1]

PIMCO International Bond Portfolio (Unhedged) (Administrative Class)

PIMCO Real Return Portfolio (Administrative Class)

Pioneer High Yield VCT Portfolio (Class I)

Voya Balanced Portfolio (Class I)

Voya Emerging Markets Index Portfolio (Class I)

Voya Global Bond Portfolio (Class I)

Voya Global Equity Portfolio (Class I)[2]

Voya Global Perspectives® Portfolio (Class I)[3]

Voya Government Money Market Portfolio (Class I)

Voya Growth and Income Portfolio (Class I)

Voya High Yield Portfolio (Class S)

Voya Index Plus LargeCap Portfolio (Class I)

Voya Index Plus MidCap Portfolio (Class I)

Voya Index Plus SmallCap Portfolio (Class I)

Voya Intermediate Bond Portfolio (Class I)

Voya International High Dividend Low Volatility Portfolio (Class I)[2, 4]

Voya International Index Portfolio (Class I)

Voya Large Cap Growth Portfolio (Class I)

Voya Large Cap Value Portfolio (Class I)

Voya MidCap Opportunities Portfolio (Class I)

Voya Russell™ Large Cap Growth Index Portfolio (Class I)

Voya Russell™ Large Cap Index Portfolio (Class I)

Voya Russell™ Large Cap Value Index Portfolio (Class I)

Voya Russell™ Mid Cap Growth Index Portfolio (Class S)

Voya Russell™ Mid Cap Index Portfolio (Class I)

Voya Russell™ Small Cap Index Portfolio (Class I)

Voya Small Company Portfolio (Class I)

Voya SmallCap Opportunities Portfolio (Class I)

Voya Solution 2025 Portfolio (Class S)[3]

Voya Solution 2035 Portfolio (Class S)[3]

Voya Solution 2045 Portfolio (Class S)[3]

Voya Solution 2055 Portfolio (Class S)[3]

Voya Solution Income Portfolio (Class S)[3]

Voya Strategic Allocation Conservative Portfolio (Class I)[3]

Voya Strategic Allocation Growth Portfolio (Class I)[3]

Voya Strategic Allocation Moderate Portfolio (Class I)[3]

Voya U.S. Bond Index Portfolio (Class I)

Voya U.S. Stock Index Portfolio (Class I)

VY® American Century Small-Mid Cap Value Portfolio (Class S)

VY® Baron Growth Portfolio (Class S)

VY® Clarion Global Real Estate Portfolio (Class I)

VY® Clarion Real Estate Portfolio (Class S)

VY® Columbia Contrarian Core Portfolio (Class S)

VY® Columbia Small Cap Value II Portfolio (Class S)

VY® Invesco Comstock Portfolio (Class S)

VY® Invesco Equity and Income Portfolio (Class I)

VY® Invesco Growth and Income Portfolio (Class S)

VY® JPMorgan Emerging Markets Equity Portfolio (Class S)

VY® JPMorgan Mid Cap Value Portfolio (Class S)[5]

VY® JPMorgan Small Cap Core Equity Portfolio (Class S)

VY® Oppenheimer Global Portfolio (Class I)

VY® Pioneer High Yield Portfolio (Class I)

VY® T. Rowe Price Capital Appreciation Portfolio (Class S)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

VY® T. Rowe Price Equity Income Portfolio (Class S)

VY® T. Rowe Price Growth Equity Portfolio (Class I)

VY® T. Rowe Price International Stock Portfolio (Class S)

VY® Templeton Global Growth Portfolio (Class S)

Wanger International

Wanger Select

Wanger USA

---

[*] **See "APPENDIX V – FUND DESCRIPTIONS" for further information about the Funds.**

[1] Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and its subsidiaries, has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. Subject to shareholder approval, this fund will, on or about May 24, 2019, change its name and share class to the Invesco Oppenheimer V.I. Main Street Small Cap Fund® (Series I), be managed by Invesco Advisers, Inc. and have the same investment objective as the Oppenheimer Main Street Small Cap Fund®/VA (Non-Service Shares).

[2] This fund employs a managed volatility strategy. **See "Funds Available Through the Separate Account" for additional information.**

[3] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – *Fund Fees and Expenses*" for additional information.**

[4] Prior to May 1, 2019, this fund was known as the VY® Templeton Foreign Equity Portfolio.

[5] This fund is only available to plans offering the fund as of the close of business on February 7, 2014.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom or entity to which we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We, Us or Our (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-Section 457 plans. **For a description of each, see "FEDERAL TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company.

Contact your local representative or write or call the Company at:

> Customer Service
> Defined Contribution
> Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-584-6001

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us we can provide you with the appropriate administrative requirements for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. **For greater detail, see "CONTRACT OWNERSHIP AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases (described in "*Contract Phases*," below). The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "FEDERAL TAX CONSIDERATIONS."**

Systematic Distribution Options. If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. You will not generally pay taxes on any earnings from the contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

Step 1. You, or the contract holder, provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

Step 2. The contract holder, or you if permitted by your plan, directs us to invest your account dollars in one or more of the following investment options:
- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

Step 3. If applicable, the subaccount(s) selected purchases shares of its underlying fund.



Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.[*]

Early Withdrawal Charge [6] (as a percentage of amount withdrawn)	5.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you may pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	
Installment Purchase Payment Accounts	$20.00 [7]
Single Purchase Payment Accounts	$0.00
Separate Account Annual Expenses *(as a percentage of average account value)*	
Maximum Mortality and Expense Risk Charge	1.25% [7]
Maximum Administrative Expense Charge	0.25% [8]
Maximum Total Separate Account Expenses	1.50%

In this Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Fund Redemption Fees; and
- Premium and Other Taxes.

---

[*] State premium taxes may apply, but are not reflected in the fee tables or examples. **See *"Premium and Other Taxes."***

[6] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "FEES" section. In certain cases this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[7] These charges may be waived, reduced or eliminated in certain circumstances. **See "FEES."**

[8] We only impose this charge under some contracts. **See "FEES."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. Expenses of the funds may be higher or lower in the future. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	0.27%	1.51%

See "FEES – *Fund Fees and Expenses*" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to 0.0003%), separate account annual expenses and fund fees and expenses.

Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:*				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$816	$1,468	$2,145	$3,352	$307	$938	$1,594	$3,352

Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example (A) If you withdraw your entire account value at the end of the applicable time period:*				Example (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:**			
1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$699	$1,115	$1,558	$2,112	$182	$565	$973	$2,112

---

* This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed and no early withdrawal charge would apply.

** This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX VI** we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability or the date purchase payments were first received (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," we," "us" and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

We are engaged in the business of issuing insurance and annuities and providing financial services in the United States. We are authorized to conduct business in all states, the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Our principal executive offices are located at:

One Orange Way
Windsor, CT 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:

- Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code Section 457 ("457 plans");
- Tax-exempt organizations for deferrals not subject to Tax Code section 457 ("non Section 457 plans"); or
- Taxable organizations ("non Section 457 plans").

When considering whether to purchase or participate in the contract, you should consult with a qualified financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-Section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to us. If the forms are accepted, we will issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, the purchase payments remain in a non-interest bearing bank account until processed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:

- Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25; and
- Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. **See "FEDERAL TAX CONSIDERATIONS" for further information.**

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time.

Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES," "APPENDIX III" and "APPENDIX IV."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "FEDERAL TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with a qualified financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – The contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan);
- **Investment Risk** – The value of investment options available under the contract may fluctuate with the markets and interest rates. You should not participate in the contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** – Replacing an existing insurance contract with the contract may not be beneficial to you. If the contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under the contract. Also, be sure to talk to a financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products – We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in the contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and if you are interested in learning more about these other products, contact your local representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person to whom or entity to which we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder no later than seven calendar days after we receive the contract and the written notice of cancellation at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will neither deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account B. Each subaccount invests directly in shares of an underlying mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses, whether or not realized, of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of an underlying mutual fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX V**. Please refer to the fund prospectuses for additional information and read them carefully. Fund prospectuses may be obtained free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Funds With Managed Volatility Strategies. As described in more detail in the fund prospectuses, certain funds employ a managed volatility strategy that is intended to reduce the fund's overall volatility and downside risk, and to help us manage the risks associated with providing certain guarantees under the contract. During rising markets, the hedging strategies employed to manage volatility could result in your account value rising less than would have been the case if you had been invested in a fund with substantially similar investment objectives, policies and strategies that does not utilize a volatility management strategy. In addition, the cost of these hedging strategies may have a negative impact on performance. On the other hand, investing in funds with a managed volatility strategy may be helpful in a declining market with higher market volatility because the hedging strategy will reduce your equity exposure in such circumstances. In such cases, your account value may decline less than would have been the case if you had not invested in funds with a managed volatility strategy. There is no guarantee that a managed volatility strategy can achieve or maintain the fund's optimal risk targets, and the fund may not perform as expected. Funds that employ a managed volatility strategy are identified in the list of available funds in the beginning of this prospectus.

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds" and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Selection of Underlying Funds. The underlying funds available through the contract described in this prospectus are determined by the Company but ultimately selected by the Plan Sponsor. When determining which underlying funds to make available we may consider various factors, including, but not limited to, asset class coverage, the alignment of the investment objectives of an underlying fund with our hedging strategy, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the underlying fund or its service providers (e.g., the investment adviser or subadvisers) or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the contracts. **(For additional information on these arrangements, please refer to the section of this prospectus entitled "Revenue from the Funds.")** We review the funds periodically and may, subject to certain limits or restrictions, remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations under the contract. We have included the certain of the funds at least in part because they are managed or sub-advised by our affiliates.

We do not recommend or endorse any particular fund and we do not provide investment advice.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Accordingly, it is possible for a small number of persons (assuming there is a quorum) to determine the outcome of a vote.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts. Additionally:
- During the accumulation phase the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Right to Change the Separate Account

We do not guarantee that each fund will always be available for investment through the contract. Subject to certain conditions and restrictions applicable to certain types of retirement plans and state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in new funds or fund classes we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, the amount to be allocated will be returned unless we are provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" **See also "TRANSFERS" for information about making subaccount allocation changes**;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate;
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

We reserve the right to transfer separate account assets to another separate account that we determine to be associated with the class of contracts to which the contract belongs.

Fixed Interest Options

For descriptions of the fixed interest options that may be available through the contract, see the appendices and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your individual circumstances and your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks. Because investment risk is borne by you, you should carefully consider any decisions that you make regarding investment allocations. You bear the risk of any decline in your account value resulting from the performance of the funds you have chosen; and
- **Be informed.** Read this prospectus, all of the information that is available to you regarding the funds – including each fund's prospectus, statement of additional information, and annual and semi-annual reports, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus. After you select the options for your account dollars, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally the contract holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The charges we assess and the deductions we make under the contract are in consideration for: (i) the services and benefits we provide; (ii) the costs and expenses we incur; and (iii) the risks we assume. The fees and charges deducted under the contract may result in a profit to us.

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus an adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.50% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	**Early Withdrawal Charge**
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Types of Fees

The following types of fees or deductions may affect your account:

- Transaction Fees:
  ▷ Early Withdrawal Charge
  ▷ Fund Redemption Fees
- Periodic Fees and Charges:
  ▷ Annual Maintenance Fee
  ▷ Mortality and Expense Risk Charge
  ▷ Administrative Expense Charge
- Fund Fees and Expenses; and
- Premium and Other Taxes.

Terms to Understand in Schedules

Account Year – A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Purchase Payment Period (also called "Deposit Cycle") (for installment purchase payments) **–** The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cashout without a participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months*;
- Taken because of the election of a systematic distribution option (if available under your contract), **see "SYSTEMATIC DISTRIBUTION OPTIONS"**;
- Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
- Taken on or after the tenth anniversary of the effective date of the account;
- For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code and regulations thereunder; or
- For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract; and
- Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

---

* If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Fund Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20. (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a proportional basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group for which a contract is issued;
- The amount of contributions to the contract;
- The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. This fee is assessed during both the accumulation phase and the income phase. **See "INCOME PHASE – Fees Deducted."**

Purpose. This fee compensates us for the mortality and expense risks we assume under the contract, namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate or the number of participants estimated to choose the contract;
- The frequency, consistency and method of submitting payments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense; and
- Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contract. If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:
- Beginning on April 4, 1997, we began to deduct this charge during the accumulation phase for contracts effective before October 31, 1996, where the number of participants was less than 30 as of November 30, 1996, and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984;
- Effective on June 4, 2013, we began to impose this charge with respect to participants who became covered under a contract on or after November 5, 1984, where the contract was issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements;
- We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above; and
- We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This charge helps defray our cost of providing administrative services under the contract and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE – *Fund Fees and Expenses*"** section, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the contract may be available for investment outside of the contract. You should evaluate the expenses associated with the funds available through the contract before making a decision to invest.

Revenue from the Funds

The Company or its affiliates may receive compensation from each of the funds or the funds' affiliates. This revenue may include:
- A share of the management fee;
- Service fees;
- For certain share classes, 12b-1 fees; and
- Additional payments (sometimes referred to as revenue sharing).

12b-1 fees are used to compensate the Company and its affiliates for distribution related activity. Service fees and additional payments (sometimes collectively referred to as sub-accounting fees) help compensate the Company and its affiliates for administrative, recordkeeping or other services that we provide to the funds or the funds' affiliates, such as:
- Communicating with customers about their fund holdings;
- Maintaining customer financial records;
- Processing changes in customer accounts and trade orders (e.g. purchase and redemption requests);
- Recordkeeping for customers, including subaccounting services;
- Answering customer inquiries about account status and purchase and redemption procedures;
- Providing account balances, account statements, tax documents and confirmations of transactions in a customer's account;
- Transmitting proxy statements, annual and semi-annual reports, fund prospectuses and other fund communications to customers; and
- Receiving, tabulating and transmitting proxies executed by customers.

The management fee, service fees and 12b-1 fees are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. Additional payments, which are not deducted from fund assets and may be paid out of the legitimate profits of fund advisers and/or other fund affiliates, do not increase, directly or indirectly, fund fees and expenses, and we may use these additional payments to finance distribution.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds**.

Assets allocated to affiliated funds, meaning funds managed by Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be based either on an annual percentage of average net assets held in the fund by the Company or a share of the fund's management fee.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2018 in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity® Variable Insurance Products Funds;
- Wanger Advisor Trust Funds;
- Franklin Templeton Variable Insurance Products Trust Funds;
- PIMCO Variable Insurance Trust Funds;
- Lord Abbett Series Funds;
- Invesco Variable Insurance Funds;
- Calvert Funds;
- Pioneer Variable Contracts Trust Funds;
- Oppenheimer Variable Account Funds;
- Federated Investors Funds; and
- American Funds® Insurance Series.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2018, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "FEDERAL TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (for example, withdrawals and fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative charge, if any. We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed as of the close of the NYSE on that day. The value of subaccounts may vary day to day. Subsequent purchase payments and transfers received in good order after the close of the NYSE will purchase accumulation units at the AUV computed after the close of the NYSE on the next business day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in **APPENDIX I**, **APPENDIX II**, **APPENDIX III** and **APPENDIX IV**. Transfers may be requested by telephone, electronically at www.voyaretirementplans.com, or through such other means as may be available under our administrative procedures in effect from time to time. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a unique identifier or personal password. You are responsible for keeping your unique identifier or personal password and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should be aware that:**
- **We suspend the Electronic Trading Privileges, as defined below, of any individual or organization if we determine, in our sole discretion, that the individual's or organization's transfer activity is disruptive or not in the best interest of other owners of our variable insurance and retirement products, or the participants in such products; and**
- **Each underlying fund may limit or restrict fund purchases and we will implement any limitation or restriction on transfers to an underlying fund as directed by that underlying fund.**

Consequently, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.

Excessive Trading Policy. We and the other members of the Voya family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with any scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the internet, facsimile, Voice Response Unit ("VRU"), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contracts. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

- Select the Withdrawal Amount:
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account or Fixed Account 2, minus any applicable early withdrawal charge, maintenance fee or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account and/or Fixed Plus Account II A.
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account or Fixed Account 2, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amounts available from the Fixed Plus Account and Fixed Plus Account II A may be limited.

For a description of limitations on withdrawals from the Fixed Plus Account and the Fixed Plus Account II A, see the appendices.

- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and

- Properly complete a disbursement form and submit it to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following: - Early Withdrawal Charge. **See "FEES – Early Withdrawal Charge"**; - Maintenance Fee. **See "FEES – Maintenance Fee"**; - Market Value Adjustment. **See "APPENDIX I"**; - Fund Redemption Fees. **See "FEES – Fund Redemption Fees"**; - Tax Penalty. **See "FEDERAL TAX CONSIDERATIONS"**; or - Tax Withholding. **See "FEDERAL TAX CONSIDERATIONS."** To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either as of the next valuation after we receive a request for withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, please write or call Customer Service at the address or telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

The systematic withdrawal options currently available under the contracts include the following:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract; and
- **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the number or address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

> **Features of a Systematic Distribution Option**
>
> If available under your contract, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder may revoke it at any time by submitting a written request to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year nor may any other systematic distribution option be elected.

Taxation. Taking a withdrawal through a systematic distribution option or revocation of election of a systematic distribution option may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

DEATH BENEFIT

> This section provides information about the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:
- The contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address referenced under **"CONTRACT OVERVIEW – Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until proof of death and a payment request in good order is received by us, account dollars will remain invested as at the time of your death and no distribution will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options (**see "INCOME PHASE – Income Phase Payment Options"**); or
- Payment in accordance with an available systematic distribution option (subject to certain limitations) (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**).

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC") and, as part of our general account, is subject to the claims of our creditors.** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. See "**INCOME PHASE – *Income Phase Payment Options.***"

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX I** and in the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "FEDERAL TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (for example, monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

> In prior prospectuses, the **Income Phase** was referred to as the Annuity Phase; the **Income Payment Option** was referred to as the Annuity Option; **Income Phase Payment** was referred to as Annuity Payment; and **Initiating Income Phase Payments** was referred to as Annuitization.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected (including the frequency and duration of payments under the option selected), number of guaranteed payments (if any) selected, and whether you select variable or fixed payments. As a general rule, more frequent income phase payments will result in smaller individual income phase payments. Likewise, income phase payments that are anticipated over a longer period of time will also result in smaller individual income phase payments.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. The subaccounts available for investment during the income phase may be different than those available for investment during the accumulation phase. For information about the subaccounts available during the income phase, please contact Customer Service. For variable income phase payments, an assumed net investment rate must be selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate your first payment will be higher but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5% annually, after deduction of fees.

If a 3.50% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:

- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccounts. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment options table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account" for more information about the retained asset account.**

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "FEDERAL TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contracts from time to time.

Terms Used in the Tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of five to 20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end after the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

---

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime – Guaranteed Payments[*]	**Length of Payments:** Payments generally may be fixed or variable and may be made for three to 30 years. However, for amounts held in the Fixed Plus Account and the Fixed Plus Account II A during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

---

[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lump-Sum Payment. If the Nonlifetime – Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. **See "FEES – Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

Calculation of Lump-Sum Payments. If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (for example, the actual fixed rate used for the fixed payments, or the 3.50% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and generally does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contracts or transactions involving the contracts; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Deferred Compensation Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company.**

When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue code of 1986, as amended, (the "Tax Code") that apply to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contracts or any transactions involving the contracts.**

Types of Contracts: Deferred Compensation Contracts

The contracts described in this prospectus may be purchased in relation to qualified governmental excess benefit arrangements under Tax Code Section 415(m), Tax Code Section 457(b) plans, nonqualified deferred compensation plans under Tax Code Section 457(f) and non-Section 457 nonqualified deferred compensation plans.

We refer to all of these generally as "deferred compensation plans." **Employers intending to use the contract with such plans should seek tax and/or legal advice.**

Taxation of Deferred Compensation Contracts

Eligible Retirement Plans and Programs. The contracts may be purchased with the following retirement plans and programs:

- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as by non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) plan or a 457(f) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to a select group of management and highly-compensated employees (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Depending on the plan design, the participant may be entitled to determine the investment allocation of their deferred compensation account; and
- A deferred compensation plan of a for-profit employer that is not subject to Section 457 rules, or certain arrangements for tax-exempt employers that are exempt from the Section 457 rules. Employers intending to use the contract with such plans should seek tax and/or legal advice.

The Company may offer or have offered the contract for use with certain other types of deferred compensation plans. Please see your contract and consult with your tax adviser if you have questions about other types of plan arrangements not discussed herein.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, 457(f) plans and non-Section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. In addition, benefits under 457(f) plans are generally taxable to an employee in the first year in which there is no "substantial risk of forfeiture." Generally, a substantial risk of forfeiture means that the individual's right to receive deferred compensation is dependent upon the performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to deferred compensation plan contracts vary according to the type of plan or program, the specific terms and conditions of the deferred compensation plan contract, and the terms and conditions of the deferred compensation plan. The ultimate effect of federal income taxes on the amounts held under a deferred compensation plan contract, or on income phase (e.g., annuity) payments from a deferred compensation plan contract, depends on the type of deferred compensation plan contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation plan contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some nonqualified deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into the contracts described in this prospectus. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract owners, sponsoring employers, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these deferred compensation plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, sponsoring employers, participants, annuitants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a tax and/or legal adviser in connection with contributions to a deferred compensation contract.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $19,000 (as indexed for 2019). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount ("Age 50 Catch-ups") not to exceed the lesser of:
- $6,000; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the Age 50 Catch-ups. Specifically, a participant may elect to defer the lesser of: (a) twice the deferral limit ($38,000); or (b) the basic annual limit plus the amount of the basic annual limit not used in prior taxable years (disregarding any deferrals under the Age 50 Catch-up). If a participant is eligible for the Special 457 Catch-up and the Age 50 Catch-up, the participant can make deferrals up to the greater catch-up limit, but may not make deferrals in excess of the greater catch-up limit. For advice with respect to these catch-up provisions, please consult a tax and/or legal adviser.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. 457(f) plans and Non-Section 457 plans have no contribution limits, unless the plan document imposes a limit.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. The taxable portion of all distributions will be reported to the IRS.

Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
* The distribution is an eligible rollover distribution and is directly transferred or rolled over within 60 days to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
* You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed on all or part of the earnings on the contributions according to the rules detailed in the Tax Code; or
* The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that a distribution of a pre-tax account is reported as a taxable distribution even if you roll over the distribution within 60 days.

A distribution is an eligible rollover distribution unless it is:
* Part of a series of substantially equal periodic payments (at least one per year) made over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his designated beneficiary or for a specified period of ten years or more;
* A required minimum distribution under Tax Code Section 401(a)(9);
* A hardship withdrawal; or
* Otherwise not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. In general, an eligible state or local governmental 457(b) plan is not subject to the 10% additional tax. However, any distribution attributable to amounts the 457(b) plan received in a transfer from an IRA or a 401(a), 401(k), 403(a) or 403(b) plan is subject to the 10% additional tax unless one of the following exceptions applies:
* You have attained age 59½;
* You have become disabled, as defined in the Tax Code;
* You have died and the distribution is to your beneficiary;
* You have separated from service with the sponsor at or after age 55;
* You are a qualified public safety employee taking a distribution from a governmental plan and you separated from service after age 50;
* The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
* You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary;
* The distribution is paid directly to the government in accordance with an IRS levy;
* The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO");
* The distribution is a qualified reservist distribution as defined under the Tax Code; or
* The distribution is eligible for penalty relief extended to victims of certain natural disasters.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Non-Governmental 457(b) Plans. Compensation deferred under a 457(b) plan of a non-governmental employer is generally includible in income in the first year in which it is paid or otherwise made available to you or your designated beneficiary.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f) or required to be includible under Tax Code Section 409A. If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture);
- Interest at the underpayment rate plus one percent on the underpayments; and
- An additional penalty tax equal to 20% of the amount included in income.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-Section 457 deferred compensation plan is generally includible in income in the first year in which it is:
- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code Section 409A.

If the requirements of Tax Code Section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

Distribution – Eligibility

457(b) Plans. Under 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment with your employer; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax-exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. Some Tax Code Section 457(f) plans and non-Section 457 deferred compensation plans must also meet the requirements of Tax Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment and a prohibition on accelerating payment. Tax Code Section 409A also requires distributions only upon the occurrence of the following specified events:
- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

For more information, please consult your own tax and/or legal adviser.

Lifetime Required Minimum Distributions (457(b) Plans Only)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution requirements set forth in the Tax Code. These rules dictate the following:

- The start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later unless:

- Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). Before annuity payments begin, the required minimum distribution amount is generally determined by dividing the entire interest in the account as of December 31 of the preceding year by the applicable distribution period. The entire interest in the account includes the amount of any outstanding rollover, transfer, and recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits and any optional living benefit. If annuity payments have begun under an annuity option that satisfies the Tax Code section 401(a)(9) regulations, such payments will generally be viewed as satisfying your required minimum distribution.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax is imposed on the required amount that was not distributed. In certain circumstances this excise tax may be waived by the IRS.

Further information regarding required minimum distributions may be found in your contract and/or certificate.

Required Distributions Upon Death (457(b) Plans Only)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract and/or certificate/enrollment materials.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Very generally, for benefits not being paid as an annuity, this means calculating the minimum distribution using the longer of the beneficiary's remaining life expectancy determined in the year following the year of the owner's death reduced by one for each subsequent year or owner's remaining life expectancy at death, reduced by one for each subsequent year. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance generally must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2019, your entire balance must be distributed to the designated beneficiary by December 31, 2024. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If your death occurs before the date you begin receiving required minimum distributions under the contract and the designated beneficiary is your spouse, distributions must generally begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If your death occurs before the date you begin receiving required minimum distributions under the contract and there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers, 457(f) Plans and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Death benefit proceeds are not subject to income tax withholding.

Assignment and Other Transfers

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

The contract provides that upon your death a surviving spouse may have certain continuation rights that he or she may elect to exercise for the contract's death benefit and any joint-life coverage under a living benefit. All contract provisions relating to spousal continuation are available only to a person who meets the definition of "spouse" under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Please consult your tax and/or legal adviser for further information about this subject.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed. Because we do not expect that we will incur any federal income tax liability attributable to the separate account we do not intend to make any provision for such taxes. However, changes in the tax laws and/or in their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against a separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

In calculating our corporate income tax liability, we may claim certain corporate income tax benefits associated with the investment company assets, including separate account assets, which are treated as Company assets under applicable income tax law. These benefits may reduce our overall corporate income tax liability. Under current law, such benefits include foreign tax credits and corporate dividends received deductions. We do not pass the tax benefits to the holders of the separate account because (i) the contract owners are not the owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include Company income taxes in the tax charges you pay under the contract. We reserve the right to change these tax practices.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker/dealer with the SEC. Voya Financial Partners, LLC is also a member of FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker/dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker/dealers as "distributors." Voya Financial Advisors, Inc. is a distributor affiliated with the Company that has entered into a selling agreement with Voya Financial Partners, LLC for the sale of our variable annuity contracts.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 7%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.50% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total purchase payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors and may be limited only to Voya Financial Advisors, Inc., Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors, Inc., Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company and of its affiliated broker/dealers may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of the purchase payments received under the contracts or that may be a flat dollar amount which varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or non cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2018, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- Voya Financial Advisors, Inc.;
- Lincoln Investment Planning, Inc.;
- LPL Financial Corporation;
- Regulus Advisors, LLC;
- Morgan Stanley Smith Barney LLC;
- Kestra Investment Services, LLC;
- Woodbury Financial Services, Inc.;
- Cetera Investment Services LLC;
- American Portfolios Financial Services, Inc.;
- PlanMember Securities Corporation;
- NYLIFE Securities LLC;
- Securities America, Inc.;
- Lincoln Financial Advisors Corporation;
- Royal Alliance Associates, Inc.;
- Ameriprise Financial Services, Inc.;
- GWN Securities Inc.;
- SagePoint Financial, Inc.;
- Northwestern Mutual Investment Services, Inc.;
- First Allied Securities, Inc.;
- Lockton Financial Advisors, LLC;
- Cadaret, Grant & Co., Inc.;
- MMA Securities LLC;
- Ameritas Investment Corp.;
- IMA Wealth, Inc.; and
- ProEquities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract owner, the Company makes payments to the contract owner, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Order Processing

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Unclaimed Property

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" or by calling 1-800-584-6001.

Cyber Security

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks", "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your account value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your contract that result from cyber-attacks or information security breaches in the future.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under that contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC's ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or processing these transactions beyond the seven permitted days, under any of the following circumstances:
- On any business day when the NYSE is closed (except customary weekend and holiday closings) or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or any regulatory action.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History	2
Variable Annuity Account B	2
Offering and Purchase of Contracts	3
Income Phase Payments	3
Performance Reporting	4
Sales Material and Advertising	5
Experts	5
Financial Statements of the Separate Account	1
Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company	C-1

You may request an SAI by calling the Company at the number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts applied to GAA will be held in a nonunitized separate account within the Company's general account. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The Guaranteed Accumulation Account may not be available in all contracts or states, and if permitted under the contract we may close or restrict the Guaranteed Accumulation Account to current or future investment.

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time ("guaranteed term"), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- A Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "FEDERAL TAX CONSIDERATIONS"**;
- Early Withdrawal Charge – **see "FEES"**; or
- Maintenance Fee – **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA may be positive or negative. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit as follows:

- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

If you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company"** to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
- Transfer dollars to a new guaranteed term, if available;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this appendix.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contracts. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-230711.*

APPENDIX II
THE FIXED ACCOUNTS

The Fixed Account and Fixed Account 2 (collectively the "Accounts" or these "options") are investment options that may be available during the accumulation phase under the contract. The availability of the Fixed Account and the Fixed Account 2 may vary by plan. Amounts allocated to either of these options are held in the Company's general account which supports insurance and annuity obligations.

Additional information about these options may be found in the contract.

General Disclosure. Interests in the Accounts have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Accounts has not been reviewed by the SEC.

Interest Rates. The Accounts guarantee that amounts allocated to these options will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. The interest rate to be credited to the amounts allocated to these options may be changed at any time, except that we will not apply a decrease to the current credited interest rate following a rate change initiated solely by us prior to the last day of the three month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts allocated to these options will earn the interest rate in effect at the time money is applied. Amounts in the Accounts will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under these options, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to these options and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account or Fixed Account 2 withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account or Fixed Account 2 during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account or Fixed Account 2 to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account or Fixed Account 2 to any other available investment option. We may, on a temporary basis, vary the amount that you are allowed to transfer but it will never be less than 10% of your account value held in the Fixed Account or 50% of your account value held in the Fixed Account 2. These limits are reduced by any withdrawals, transfers or income phase payments made in the calendar year. The 10% limit from the Fixed Account does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**" at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option that may be available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. We guarantee that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. The interest rate to be credited to the amounts allocated to this option may be changed at any time, except that we will not apply a decrease to the current credited interest rate following a rate change initiated solely by us prior to the last day of the three month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
- Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:

- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account.

We will waive the above full withdrawal five-payment period if the full withdrawal is made due to any of the following:

- Your death occurs before income phase payments have begun (request must be received within six months after date of death); or
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
- Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option. If available under your contract, SWO (**see "SYSTEMATIC DISTRIBUTION OPTIONS"**), may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FIXED PLUS ACCOUNT II A

The Fixed Plus Account II A is an investment option that may be available during the accumulation phase, if selected by the contract holder. If the Fixed Plus Account II A is available to you, the Fixed Account and Fixed Plus Account investment options (hereinafter referred to as "closed fixed accounts") are closed to new contributions, allocations and transfers, and all contributions, allocations and transfers directed to any of these closed fixed account investment options will automatically be contributed, allocated or transferred to the Fixed Plus Account II A. This option may not be available in all states, through certain contracts, or in certain plans.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum interest rate specified in the contract. The interest rate to be credited to the amounts allocated to the Fixed Plus Account II A may be changed at any time, except that we will not apply a decrease to the current credited interest rate following a rate change initiated solely by us prior to the last day of the three month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan;
  ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $2,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

We reserve the right to impose new or different restrictions and limits applicable to full withdrawals on a basis that is not unfairly discriminatory.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II A.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II A. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account II A installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II A.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months. However, we reserve the right to lower the waived amount to as low as $2,000;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ Unforeseeable emergency;
  ▷ In-service distribution permitted by the plan; or
  ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address referenced under "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000. However, we reserve the right to lower the waived amount to as low as $2,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed accounts, if applicable, until depleted then from the Fixed Plus Account II A.

We reserve the right to impose new or different restrictions and limits applicable to transfers from the Fixed Plus Account II A and to waive any restriction or limit on transfers on a basis that is not unfairly discriminatory.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed accounts, as applicable, may instead be reinstated to the Fixed Plus Account II A.

APPENDIX V
FUND DESCRIPTIONS

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Fund prospectuses may be obtained free of charge by contacting us at the address and telephone number referenced under "CONTRACT OVERVIEW – Questions," by accessing the SEC's website or by contacting the SEC's Public Reference Branch. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through the contracts, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds Insurance Series® – Growth Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital.
American Funds Insurance Series® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital and income.
American Funds Insurance Series® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks long-term growth of capital.
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Research and Management	Seeks to provide a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity.
Federated Fund for U.S. Government Securities II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Federated High Income Bond Fund II **Investment Adviser:** Federated Investment Management Company	Seeks high current income.
Fidelity® VIP Contrafund^{SM} Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc., FMR Investment Management (UK) Limited and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small-capitalization companies.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Lord Abbett Series Fund, Inc. - Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks to deliver long-term growth of capital by investing primarily in stocks of mid-sized U.S. companies.

Oppenheimer Main Street Small Cap Fund®/VA
 	
    Investment Adviser: OFI Global Asset Management, Inc.
 	
    Subadviser: OppenheimerFunds, Inc.
	The Fund seeks capital appreciation.

PIMCO International Bond Portfolio (Unhedged) **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Maximize total return through a combination of income and capital appreciation. The Portfolio invests in below-investment-grade debt securities and preferred securities.

Voya Balanced Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.

Voya Emerging Markets Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of an index that measures the investment return of emerging markets securities.

Voya Global Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Global Equity Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth and current income.

Voya Global Perspectives® Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

Voya Government Money Market Portfolio*
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
 	
* There is no guarantee that the Voya Government Money Market Portfolio subaccount will have a positive or level return.
	Seeks to provide high current return consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

Voya Growth and Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya High Yield Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

Voya Index Plus LargeCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P 500® Index while maintaining a market level of risk.

Voya Index Plus MidCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P MidCap 400® Index while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Index Plus SmallCap Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to outperform the total return performance of the S&P SmallCap 600® Index while maintaining a market level of risk.

Voya Intermediate Bond Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya International High Dividend Low Volatility Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks maximum total return.

Voya International Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

Voya Large Cap Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth.

Voya Large Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term growth of capital and current income.

Voya MidCap Opportunities Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stock of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2025 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Strategic Allocation Moderate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

Voya U.S. Bond Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Bloomberg Barclays U.S. Aggregate Bond Index.

Voya U.S. Stock Index Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Voya Investment Management Co. LLC
	Seeks total return.

VY® American Century Small-Mid Cap Value Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: American Century Investment Management, Inc.
	Seeks long-term capital growth. Income is a secondary objective.

VY® Baron Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: BAMCO, Inc.
	Seeks capital appreciation.

VY® Clarion Global Real Estate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: CBRE Clarion Securities LLC
	Seeks high total return consisting of capital appreciation and current income.

VY® Clarion Real Estate Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: CBRE Clarion Securities LLC
	Seeks total return including capital appreciation and current income.

VY® Columbia Contrarian Core Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Columbia Management Investment Advisers, LLC
	Seeks total return consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management, Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

VY® Oppenheimer Global Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

VY® Pioneer High Yield Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: Amundi Pioneer Asset Management, Inc.
	Seeks to maximize total return through income and capital appreciation.

VY® T. Rowe Price Capital Appreciation Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term capital appreciation.

VY® T. Rowe Price Equity Income Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks a high level of dividend income as well as long-term growth of capital primarily through investments in stocks.

VY® T. Rowe Price Growth Equity Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth through investments in stocks.

VY® T. Rowe Price International Stock Portfolio
 	
    Investment Adviser: Voya Investments, LLC
 	
    Subadviser: T. Rowe Price Associates, Inc.
	Seeks long-term growth of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Templeton Global Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2018, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period; (2) the AUV at the end of the period; and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2018, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2018, are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$23.58	$19.41	$18.04	$17.98	$16.12	$12.32	$10.62	$10.93	$9.36	$7.69
Value at end of period	$22.00	$23.58	$19.41	$18.04	$17.98	$16.12	$12.32	$10.62	$10.93	$9.36
Number of accumulation units outstanding at end of period	110,981	124,897	113,705	137,442	134,498	131,393	127,824	117,228	98,084	120,815
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.19	$18.83	$16.01	$16.73	$15.44	$12.09	$10.35	$10.28	$8.96	$7.43
Value at end of period	$19.36	$21.19	$18.83	$16.01	$16.73	$15.44	$12.09	$10.35	$10.28	$8.96
Number of accumulation units outstanding at end of period	31,659	14,744	14,572	13,432	14,041	13,850	13,548	13,013	12,807	11,029
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$24.77	$18.40	$18.31	$17.15	$15.46	$11.38	$9.96	$9.97	$8.06	$6.79
Value at end of period	$24.64	$24.77	$18.40	$18.31	$17.15	$15.46	$11.38	$9.96	$9.97	$8.06
Number of accumulation units outstanding at end of period	60,980	45,825	45,404	45,423	46,217	46,226	48,064	47,223	46,675	48,436
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.12	$10.87	$11.49	$11.13	$12.15	$9.35	$7.77	$9.41	$8.35	$7.04
Value at end of period	$11.98	$14.12	$10.87	$11.49	$11.13	$12.15	$9.35	$7.77	$9.41	$8.35
Number of accumulation units outstanding at end of period	16,291	14,689	13,770	15,871	17,321	21,455	18,805	16,910	14,331	12,764
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$19.22	$17.04	$15.51	$16.52	$15.33	$11.90	$10.49	$10.53	$9.64	$7.53
Value at end of period	$17.35	$19.22	$17.04	$15.51	$16.52	$15.33	$11.90	$10.49	$10.53	$9.64
Number of accumulation units outstanding at end of period	282	282	282	282	418	418	419	418	419	419
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$21.31	$20.02	$17.26	$18.00	$16.20	$12.47	$10.93	$11.43	$9.14	$7.24
Value at end of period	$18.05	$21.31	$20.02	$17.26	$18.00	$16.20	$12.47	$10.93	$11.43	$9.14
Number of accumulation units outstanding at end of period	3,096	3,097	3,097	3,097	3,097	4,021	4,022	11,854	14,713	13,475
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.85	$15.61	$14.53	$14.86	$14.03	$12.07	$10.66	$10.84	$9.53	$8.01
Value at end of period	$16.57	$17.85	$15.61	$14.53	$14.86	$14.03	$12.07	$10.66	$10.84	$9.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,460	2,459	2,458	2,488	2,489

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.74	$12.57	$11.87	$12.44	$12.44	$13.00	$12.09	$11.70	$10.13	$8.76
Value at end of period	$13.41	$13.74	$12.57	$11.87	$12.44	$12.44	$13.00	$12.09	$11.70	$10.13
Number of accumulation units outstanding at end of period	7,967	9,398	7,799	9,303	11,661	11,281	8,572	12,237	14,204	7,649
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.93	$9.90	$9.92	$9.95	$9.99	$10.02	$10.05	$10.09	$10.10	$10.09
Value at end of period	$10.05	$9.93	$9.90	$9.92	$9.95	$9.99	$10.02	$10.05	$10.09	$10.10
Number of accumulation units outstanding at end of period	0	0	0	0	686	3,232	5,872	8,504	12,748	18,118
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.46	$18.73	$17.12	$17.43	$15.80	$12.13	$10.52	$10.58	$9.30	$7.16
Value at end of period	$21.38	$22.46	$18.73	$17.12	$17.43	$15.80	$12.13	$10.52	$10.58	$9.30
Number of accumulation units outstanding at end of period	31,008	31,077	30,283	29,888	29,886	29,882	30,802	30,784	34,917	29,518
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.49	$19.72	$17.94	$17.85	$15.74	$11.88	$10.42	$10.46	$9.21	$7.49
Value at end of period	$22.74	$24.49	$19.72	$17.94	$17.85	$15.74	$11.88	$10.42	$10.46	$9.21
Number of accumulation units outstanding at end of period	17,989	25,236	23,935	23,286	19,006	18,063	14,516	15,509	15,965	22,712
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.21	$21.39	$18.17	$18.56	$17.00	$12.68	$10.81	$10.97	$9.03	$6.87
Value at end of period	$20.66	$24.21	$21.39	$18.17	$18.56	$17.00	$12.68	$10.81	$10.97	$9.03
Number of accumulation units outstanding at end of period	23,531	46,431	44,688	41,165	36,264	33,178	28,834	25,245	20,117	24,406
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$24.72	$22.57	$17.78	$18.44	$17.55	$12.34	$11.02	$11.14	$9.10	$7.31
Value at end of period	$21.58	$24.72	$22.57	$17.78	$18.44	$17.55	$12.34	$11.02	$11.14	$9.10
Number of accumulation units outstanding at end of period	23,205	23,167	21,542	19,812	16,095	14,461	10,244	8,258	7,295	19,308
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.47	$14.78	$14.22	$14.18	$13.34	$13.40	$12.30	$11.47	$10.48	$9.42
Value at end of period	$15.33	$15.47	$14.78	$14.22	$14.18	$13.34	$13.40	$12.30	$11.47	$10.48
Number of accumulation units outstanding at end of period	16,631	15,239	18,195	19,025	16,224	15,977	15,987	18,332	15,414	16,918
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$25.68	$19.86	$19.17	$18.09	$15.98	$12.24	$10.40	$10.33		
Value at end of period	$25.21	$25.68	$19.86	$19.17	$18.09	$15.98	$12.24	$10.40		
Number of accumulation units outstanding at end of period	3,401	3,090	4,955	2,054	2,410	376	377	377		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.31	$18.83	$16.60	$17.43	$15.89	$12.18	$10.66	$10.33	$8.69	$7.37
Value at end of period	$19.58	$21.31	$18.83	$16.60	$17.43	$15.89	$12.18	$10.66	$10.33	$8.69
Number of accumulation units outstanding at end of period	29,735	43,885	39,904	35,730	32,476	34,158	34,403	36,142	66,038	81,775
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$27.42	$22.00	$20.58	$20.54	$18.94	$15.75				
Value at end of period	$25.28	$27.42	$22.00	$20.58	$20.54	$18.94				
Number of accumulation units outstanding at end of period	842	154	83	0	548	273				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$25.29	$22.81	$18.39	$18.60	$17.52	$12.76	$11.18	$11.51	$9.28	$7.29
Value at end of period	$21.21	$25.29	$22.81	$18.39	$18.60	$17.52	$12.76	$11.18	$11.51	$9.28
Number of accumulation units outstanding at end of period	6,181	5,449	5,300	5,259	4,654	4,256	8,297	7,609	5,869	1,292

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$17.03	$14.83	$14.05	$14.11	$13.41	$11.57	$10.24	$10.60	$9.35	$8.02
Value at end of period	$16.00	$17.03	$14.83	$14.05	$14.11	$13.41	$11.57	$10.24	$10.60	$9.35
Number of accumulation units outstanding at end of period	47,402	45,814	41,941	37,611	33,036	27,744	23,736	20,169	14,820	17,410
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$18.17	$15.26	$14.42	$14.54	$13.81	$11.51	$10.04	$10.56	$9.25	$7.84
Value at end of period	$16.59	$18.17	$15.26	$14.42	$14.54	$13.81	$11.51	$10.04	$10.56	$9.25
Number of accumulation units outstanding at end of period	27,585	26,472	25,285	22,268	19,853	17,280	16,048	9,374	6,195	4,108
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$18.54	$15.34	$14.47	$14.66	$13.87	$11.27	$9.80	$10.36	$9.03	$7.63
Value at end of period	$16.58	$18.54	$15.34	$14.47	$14.66	$13.87	$11.27	$9.80	$10.36	$9.03
Number of accumulation units outstanding at end of period	969	1,034	1,504	875	0	0	0	15,045	11,315	7,815
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.43	$14.17	$13.61	$13.85						
Value at end of period	$14.91	$15.43	$14.17	$13.61						
Number of accumulation units outstanding at end of period	19,006	19,012	19,004	19,006						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$16.84	$15.29	$14.52	$14.60	$13.74	$12.49				
Value at end of period	$16.11	$16.84	$15.29	$14.52	$14.60	$13.74				
Number of accumulation units outstanding at end of period	1,899	1,862	1,318	2,885	2,292	671				
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$18.33	$15.61	$14.65	$14.87	$14.01	$11.48	$10.02	$10.36	$9.19	$7.36
Value at end of period	$16.75	$18.33	$15.61	$14.65	$14.87	$14.01	$11.48	$10.02	$10.36	$9.19
Number of accumulation units outstanding at end of period	2,766	5,760	5,758	5,757	5,350	1,871	2,240	1,597	98	6,048
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.66	$15.48	$14.56	$14.70	$13.83	$11.90	$10.51	$10.61	$9.50	$7.82
Value at end of period	$16.53	$17.66	$15.48	$14.56	$14.70	$13.83	$11.90	$10.51	$10.61	$9.50
Number of accumulation units outstanding at end of period	34,062	30,079	26,936	19,352	41,516	15,018	12,745	9,656	5,931	2,359
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$28.61	$25.84	$20.90	$21.34	$19.04	$14.55	$12.55	$13.00	$10.69	$8.53
Value at end of period	$24.42	$28.61	$25.84	$20.90	$21.34	$19.04	$14.55	$12.55	$13.00	$10.69
Number of accumulation units outstanding at end of period	26,842	29,052	27,539	51,975	50,310	46,110	42,606	38,075	31,399	15,932
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$21.40	$19.36	$16.86	$17.27	$15.91	$12.77	$11.37	$11.53	$10.30	$8.71
Value at end of period	$19.31	$21.40	$19.36	$16.86	$17.27	$15.91	$12.77	$11.37	$11.53	$10.30
Number of accumulation units outstanding at end of period	14,969	27,011	28,229	45,100	43,548	39,969	37,980	36,539	34,284	39,657
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$26.47	$23.36	$20.44	$21.15	$18.46	$14.08	$11.77	$11.60	$9.47	$7.78
Value at end of period	$23.16	$26.47	$23.36	$20.44	$21.15	$18.46	$14.08	$11.77	$11.60	$9.47
Number of accumulation units outstanding at end of period	19,855	32,521	31,774	28,114	26,638	24,592	22,161	19,488	22,108	47,892

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$22.84	$16.80	$16.82	$16.21	$15.90	$12.55	$10.35	$11.30	$9.77	$8.01
Value at end of period	$19.76	$22.84	$16.80	$16.82	$16.21	$15.90	$12.55	$10.35	$11.30	$9.77
Number of accumulation units outstanding at end of period	51,526	53,896	49,633	47,942	45,422	44,638	50,467	50,294	53,593	54,500
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$26.68	$21.46	$20.04	$19.72	$17.69	$13.13	$11.35	$11.83	$9.24	$7.64
Value at end of period	$25.73	$26.68	$21.46	$20.04	$19.72	$17.69	$13.13	$11.35	$11.83	$9.24
Number of accumulation units outstanding at end of period	13,149	10,876	10,515	12,043	10,752	9,636	20,341	12,096	11,409	8,754
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$28.87	$21.69	$21.44	$19.42	$17.93	$12.92	$10.90	$11.06	$9.50	$7.79
Value at end of period	$28.46	$28.87	$21.69	$21.44	$19.42	$17.93	$12.92	$10.90	$11.06	$9.50
Number of accumulation units outstanding at end of period	26,336	28,652	29,112	30,768	31,818	30,165	31,952	26,484	29,164	21,060
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.75	$11.27	$11.11	$11.53	$12.39	$10.34	$8.73	$9.95	$9.17	$7.64
Value at end of period	$11.65	$13.75	$11.27	$11.11	$11.53	$12.39	$10.34	$8.73	$9.95	$9.17
Number of accumulation units outstanding at end of period	13,944	16,186	15,736	15,189	13,704	12,225	10,647	9,109	8,167	7,591

TABLE 2
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND℠ (CLASS 2)										
(Funds were first received in this option during February 2017)										
Value at beginning of period	$16.07	$13.50								
Value at end of period	$15.92	$16.07								
Number of accumulation units outstanding at end of period	2,936	2,334								
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.43	$15.68	$14.64	$15.07	$13.85	$11.82	$10.77	$10.37	$9.31	$7.49
Value at end of period	$16.85	$17.43	$15.68	$14.64	$15.07	$13.85	$11.82	$10.77	$10.37	$9.31
Number of accumulation units outstanding at end of period	0	0	208	208	208	208	196	182	168	151
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$11.58	$10.90	$9.56	$10.11						
Value at end of period	$11.12	$11.58	$10.90	$9.56						
Number of accumulation units outstanding at end of period	1,873	4,295	4,044	1,318						
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.75	$18.80	$17.53	$17.53	$15.77	$12.10	$10.46	$10.81	$9.29	$6.89
Value at end of period	$21.15	$22.75	$18.80	$17.53	$17.53	$15.77	$12.10	$10.46	$10.81	$9.29
Number of accumulation units outstanding at end of period	43,028	42,665	42,651	51,967	51,875	50,293	48,878	54,910	56,322	61,425

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.44	$18.23	$15.56	$16.31	$15.11	$11.88	$10.19	$10.17	$8.89	$6.88
Value at end of period	$18.62	$20.44	$18.23	$15.56	$16.31	$15.11	$11.88	$10.19	$10.17	$8.89
Number of accumulation units outstanding at end of period	9,436	10,273	11,816	10,683	11,761	15,620	15,397	17,647	18,672	22,350
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.90	$17.81	$17.79	$16.72	$15.13	$11.17	$9.81	$9.86	$8.00	$6.28
Value at end of period	$23.69	$23.90	$17.81	$17.79	$16.72	$15.13	$11.17	$9.81	$9.86	$8.00
Number of accumulation units outstanding at end of period	12,469	11,643	12,727	12,197	11,680	11,481	10,492	7,187	14,906	18,622
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.62	$10.53	$11.17	$10.85	$11.89	$9.18	$7.65	$9.31	$8.28	$6.59
Value at end of period	$11.52	$13.62	$10.53	$11.17	$10.85	$11.89	$9.18	$7.65	$9.31	$8.28
Number of accumulation units outstanding at end of period	18,195	16,139	19,261	17,854	16,432	8,898	7,404	7,652	5,344	7,075
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.80	$20.75	$16.05	$17.45	$17.47	$12.92	$10.99	$11.50	$9.03	$7.04
Value at end of period	$19.72	$22.80	$20.75	$16.05	$17.45	$17.47	$12.92	$10.99	$11.50	$9.03
Number of accumulation units outstanding at end of period	6,417	5,680	5,029	4,952	7,849	8,968	6,953	8,282	8,320	7,168
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$72.40	$57.25	$56.38	$54.06	$50.21	$36.08	$37.18			
Value at end of period	$69.29	$72.40	$57.25	$56.38	$54.06	$50.21	$36.08			
Number of accumulation units outstanding at end of period	630	493	496	380	103	41	38			
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.54	$16.50	$15.07	$16.10	$15.00	$11.68	$10.33	$10.41	$9.57	$7.51
Value at end of period	$16.68	$18.54	$16.50	$15.07	$16.10	$15.00	$11.68	$10.33	$10.41	$9.57
Number of accumulation units outstanding at end of period	2,015	1,953	1,738	1,685	2,314	2,962	2,483	1,405	1,393	1,851
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$20.57	$19.39	$16.77	$17.55	$15.85	$12.25	$10.77	$11.30	$9.07	$7.21
Value at end of period	$17.35	$20.57	$19.39	$16.77	$17.55	$15.85	$12.25	$10.77	$11.30	$9.07
Number of accumulation units outstanding at end of period	9,133	7,991	9,209	9,026	10,109	9,415	8,880	9,486	9,761	9,116
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$25.18	$22.21	$18.95	$20.28	$18.24	$13.03	$11.12	$11.45	$9.34	$6.86
Value at end of period	$22.42	$25.18	$22.21	$18.95	$20.28	$18.24	$13.03	$11.12	$11.45	$9.34
Number of accumulation units outstanding at end of period	3,161	3,070	4,061	10,361	3,409	2,526	2,281	1,799	1,262	785
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$12.99	$12.62	$12.08	$12.51	$12.22	$13.55	$12.55	$11.32	$10.54	$8.97
Value at end of period	$12.62	$12.99	$12.62	$12.08	$12.51	$12.22	$13.55	$12.55	$11.32	$10.54
Number of accumulation units outstanding at end of period	5,557	5,397	5,082	6,000	5,941	6,698	11,695	12,669	7,689	4,913
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$17.99	$16.89	$14.89	$15.61	$15.70	$14.11	$12.25	$12.54	$10.70	$6.71
Value at end of period	$17.27	$17.99	$16.89	$14.89	$15.61	$15.70	$14.11	$12.25	$12.54	$10.70
Number of accumulation units outstanding at end of period	2,844	2,721	3,743	3,501	3,341	1,851	1,491	1,452	621	633
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$17.22	$15.11	$14.12	$14.48	$13.73	$11.85	$10.50	$10.72	$9.46	$7.99
Value at end of period	$15.93	$17.22	$15.11	$14.12	$14.48	$13.73	$11.85	$10.50	$10.72	$9.46
Number of accumulation units outstanding at end of period	8,839	8,810	9,474	9,161	19,027	28,138	27,826	28,282	27,971	42,036

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA EMERGING MARKETS INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2015)										
Value at beginning of period	$11.96	$8.81	$8.03	$9.83						
Value at end of period	$10.09	$11.96	$8.81	$8.03						
Number of accumulation units outstanding at end of period	1,298	870	216	105						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.25	$12.17	$11.53	$12.13	$12.17	$12.76	$11.91	$11.57	$10.05	$8.33
Value at end of period	$12.90	$13.25	$12.17	$11.53	$12.13	$12.17	$12.76	$11.91	$11.57	$10.05
Number of accumulation units outstanding at end of period	10,400	9,767	16,933	19,436	20,202	16,287	16,799	13,531	10,311	7,877
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.14	$9.88	$9.38	$10.03						
Value at end of period	$10.99	$12.14	$9.88	$9.38						
Number of accumulation units outstanding at end of period	13,735	14,170	13,495	15,371						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.58	$9.59	$9.64	$9.71	$9.77	$9.84	$9.91	$9.97	$10.02	$10.06
Value at end of period	$9.66	$9.58	$9.59	$9.64	$9.71	$9.77	$9.84	$9.91	$9.97	$10.02
Number of accumulation units outstanding at end of period	7,085	11,258	6,089	6,321	3,612	10,728	5,110	6,436	6,810	12,722
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.67	$18.13	$16.63	$16.99	$15.46	$11.91	$10.36	$10.46	$9.23	$7.14
Value at end of period	$20.56	$21.67	$18.13	$16.63	$16.99	$15.46	$11.91	$10.36	$10.46	$9.23
Number of accumulation units outstanding at end of period	70,628	70,598	77,202	99,154	99,244	111,478	98,753	101,211	108,694	121,550
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$18.45	$16.21	$16.66	$16.58	$15.81	$13.96	$13.47	$11.87	$8.00
Value at end of period	$18.70	$19.46	$18.45	$16.21	$16.66	$16.58	$15.81	$13.96	$13.47	$11.87
Number of accumulation units outstanding at end of period	3,365	4,671	5,290	2,258	2,751	2,120	2,216	3,598	825	169
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.63	$19.09	$17.43	$17.41	$15.40	$11.66	$10.26	$10.34	$9.14	$7.47
Value at end of period	$21.86	$23.63	$19.09	$17.43	$17.41	$15.40	$11.66	$10.26	$10.34	$9.14
Number of accumulation units outstanding at end of period	14,798	14,065	16,902	14,404	14,157	14,771	14,102	14,681	17,489	19,228
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.36	$20.71	$17.65	$18.10	$16.64	$12.45	$10.65	$10.85	$8.96	$6.85
Value at end of period	$19.87	$23.36	$20.71	$17.65	$18.10	$16.64	$12.45	$10.65	$10.85	$8.96
Number of accumulation units outstanding at end of period	6,815	6,212	5,726	5,633	5,591	6,122	6,451	12,137	11,506	11,468
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.85	$21.85	$17.28	$17.98	$17.17	$12.12	$10.86	$11.02	$9.03	$7.28
Value at end of period	$20.74	$23.85	$21.85	$17.28	$17.98	$17.17	$12.12	$10.86	$11.02	$9.03
Number of accumulation units outstanding at end of period	5,683	5,411	5,697	5,296	5,473	5,675	5,601	7,027	6,663	7,444
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.93	$14.31	$13.81	$13.83	$13.05	$13.16	$12.12	$11.35	$10.40	$9.39
Value at end of period	$14.74	$14.93	$14.31	$13.81	$13.83	$13.05	$13.16	$12.12	$11.35	$10.40
Number of accumulation units outstanding at end of period	23,535	23,045	36,663	33,703	20,067	10,217	15,453	11,680	10,297	11,346
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.88	$10.39	$10.37	$10.54	$11.28	$9.36	$7.94	$9.10	$8.50	$7.80
Value at end of period	$11.03	$12.88	$10.39	$10.37	$10.54	$11.28	$9.36	$7.94	$9.10	$8.50
Number of accumulation units outstanding at end of period	3,003	2,433	1,598	9,253	8,774	8,756	8,723	8,695	4,572	3,356

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$25.05	$19.44	$18.83	$17.83	$15.80	$12.15	$10.36	$10.32		
Value at end of period	$24.50	$25.05	$19.44	$18.83	$17.83	$15.80	$12.15	$10.36		
Number of accumulation units outstanding at end of period	25,446	23,781	22,970	37,117	40,434	21,415	24,041	21,060		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$20.56	$18.24	$16.12	$16.99	$15.55	$11.96	$10.50	$10.22	$8.62	$7.70
Value at end of period	$18.82	$20.56	$18.24	$16.12	$16.99	$15.55	$11.96	$10.50	$10.22	$8.62
Number of accumulation units outstanding at end of period	19,291	18,807	20,317	23,870	25,325	18,337	10,247	10,089	4,825	5,260
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$26.46	$21.30	$19.99	$20.03	$18.53	$14.14	$12.47	$12.62	$9.75	$6.94
Value at end of period	$24.31	$26.46	$21.30	$19.99	$20.03	$18.53	$14.14	$12.47	$12.62	$9.75
Number of accumulation units outstanding at end of period	7,669	7,510	6,864	7,276	5,939	8,006	6,703	3,226	2,053	2,806
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$35.98	$27.60	$26.08	$24.41	$21.73	$16.58	$14.58	$14.09	$12.10	
Value at end of period	$35.38	$35.98	$27.60	$26.08	$24.41	$21.73	$16.58	$14.58	$14.09	
Number of accumulation units outstanding at end of period	1,470	1,068	120	288	485	197	150	111	65	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$23.68	$19.46	$17.66	$17.42	$15.54	$11.85	$10.32	$10.14	$9.10	$7.72
Value at end of period	$22.70	$23.68	$19.46	$17.66	$17.42	$15.54	$11.85	$10.32	$10.14	$9.10
Number of accumulation units outstanding at end of period	8,749	5,782	5,609	2,690	2,188	1,437	1,076	0	2,086	1,880
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.52	$12.00	$10.45	$10.90	$10.59					
Value at end of period	$12.53	$13.52	$12.00	$10.45	$10.90					
Number of accumulation units outstanding at end of period	1,537	1,527	1,165	1,007	862					
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$34.15	$27.66	$26.07	$26.47	$23.99	$19.35				
Value at end of period	$32.09	$34.15	$27.66	$26.07	$26.47	$23.99				
Number of accumulation units outstanding at end of period	1,672	1,550	1,441	1,309	1,241	4				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$24.44	$20.86	$18.52	$19.19	$17.15	$15.23				
Value at end of period	$22.01	$24.44	$20.86	$18.52	$19.19	$17.15				
Number of accumulation units outstanding at end of period	956	574	399	950	686	418				
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$25.82	$21.90	$19.45	$19.76	$18.84	$13.65	$11.93	$11.91	$9.07	$6.97
Value at end of period	$21.57	$25.82	$21.90	$19.45	$19.76	$18.84	$13.65	$11.93	$11.91	$9.07
Number of accumulation units outstanding at end of period	2,609	2,915	3,120	3,695	1,073	667	668	533	218	196
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.41	$22.08	$17.86	$18.13	$17.14	$12.53	$11.02	$11.38	$9.21	$7.27
Value at end of period	$20.39	$24.41	$22.08	$17.86	$18.13	$17.14	$12.53	$11.02	$11.38	$9.21
Number of accumulation units outstanding at end of period	7,077	7,122	8,551	15,444	13,667	15,654	15,994	18,095	18,692	18,412
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$16.44	$14.36	$13.65	$13.76	$13.13	$11.36	$10.09	$10.48	$9.28	$7.43
Value at end of period	$15.39	$16.44	$14.36	$13.65	$13.76	$13.13	$11.36	$10.09	$10.48	$9.28
Number of accumulation units outstanding at end of period	43,478	56,316	46,893	57,461	68,400	62,777	57,692	64,956	74,277	83,980

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.53	$14.78	$14.01	$14.18	$13.51	$11.30	$9.89	$10.44	$9.18	$7.20
Value at end of period	$15.95	$17.53	$14.78	$14.01	$14.18	$13.51	$11.30	$9.89	$10.44	$9.18
Number of accumulation units outstanding at end of period	198,379	193,313	176,878	201,336	197,530	189,906	175,400	171,450	159,973	120,313
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.89	$14.86	$14.06	$14.30	$13.57	$11.07	$9.65	$10.25	$8.96	$6.95
Value at end of period	$15.94	$17.89	$14.86	$14.06	$14.30	$13.57	$11.07	$9.65	$10.25	$8.96
Number of accumulation units outstanding at end of period	190,801	172,071	167,520	155,213	137,844	125,005	105,195	84,891	44,248	39,095
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$13.72	$13.22	$13.30	$12.67	$11.92	$10.94	$10.98	$10.09	$8.67
Value at end of period	$14.33	$14.89	$13.72	$13.22	$13.30	$12.67	$11.92	$10.94	$10.98	$10.09
Number of accumulation units outstanding at end of period	12,385	12,711	14,097	13,899	3,641	11,565	12,209	15,335	16,626	17,770
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.25	$14.81	$14.11	$14.24	$13.45	$12.08	$10.83	$10.71	$9.71	$8.30
Value at end of period	$15.49	$16.25	$14.81	$14.11	$14.24	$13.45	$12.08	$10.83	$10.71	$9.71
Number of accumulation units outstanding at end of period	643	611	597	646	647	647	647	648	1,091	1,040
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$17.69	$15.11	$14.23	$14.50	$13.70	$11.27	$9.87	$10.24	$9.12	$7.34
Value at end of period	$16.10	$17.69	$15.11	$14.23	$14.50	$13.70	$11.27	$9.87	$10.24	$9.12
Number of accumulation units outstanding at end of period	18,968	17,619	15,377	17,891	15,706	14,717	13,808	13,507	13,181	28,573
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$17.04	$14.99	$14.15	$14.33	$13.53	$11.68	$10.36	$10.49	$9.43	$7.79
Value at end of period	$15.89	$17.04	$14.99	$14.15	$14.33	$13.53	$11.68	$10.36	$10.49	$9.43
Number of accumulation units outstanding at end of period	919	798	664	514	1,007	1,438	2,043	2,024	2,025	2,027
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$13.33	$13.01	$12.80	$12.86	$12.25	$12.66	$12.28	$11.53	$10.94	$10.29
Value at end of period	$13.20	$13.33	$13.01	$12.80	$12.86	$12.25	$12.66	$12.28	$11.53	$10.94
Number of accumulation units outstanding at end of period	10,024	9,488	1,065	932	907	898	966	1,063	1,054	977
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$27.60	$25.02	$20.31	$20.81	$18.63	$14.28	$12.36	$13.09		
Value at end of period	$23.48	$27.60	$25.02	$20.31	$20.81	$18.63	$14.28	$12.36		
Number of accumulation units outstanding at end of period	451	365	622	569	1,218	550	539	525		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.37	$19.93	$19.05	$20.20	$19.50	$14.14	$11.90	$11.72	$9.33	$6.95
Value at end of period	$24.71	$25.37	$19.93	$19.05	$20.20	$19.50	$14.14	$11.90	$11.72	$9.33
Number of accumulation units outstanding at end of period	5,126	4,826	5,083	6,288	5,824	7,271	5,490	5,585	5,835	3,589
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.33	$13.93	$13.91	$14.21	$12.54	$12.15	$9.70	$10.30	$8.79	
Value at end of period	$13.92	$15.33	$13.93	$13.91	$14.21	$12.54	$12.15	$9.70	$10.30	
Number of accumulation units outstanding at end of period	43	3	3	3	4	1,867	1,590	200	111	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$19.87	$19.03	$18.38	$17.98	$13.94	$13.76	$11.99	$11.03	$8.68	$6.43
Value at end of period	$18.22	$19.87	$19.03	$18.38	$17.98	$13.94	$13.76	$11.99	$11.03	$8.68
Number of accumulation units outstanding at end of period	2,856	2,675	3,254	3,383	4,404	4,548	3,348	2,083	922	581

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$21.78	$18.04	$16.76	$16.39	$14.63	$10.93	$9.81	$10.36	$9.31	$7.12
Value at end of period	$19.69	$21.78	$18.04	$16.76	$16.39	$14.63	$10.93	$9.81	$10.36	$9.31
Number of accumulation units outstanding at end of period	1,000	835	828	2,317	4,214	1,907	1,669	3,287	3,698	1,350
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$22.73	$20.64	$16.80	$17.43	$16.82	$13.02				
Value at end of period	$18.56	$22.73	$20.64	$16.80	$17.43	$16.82				
Number of accumulation units outstanding at end of period	248	289	203	175	145	117				
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$22.96	$19.65	$16.79	$17.99	$16.60	$12.38	$10.51	$10.81	$9.45	$7.41
Value at end of period	$19.97	$22.96	$19.65	$16.79	$17.99	$16.60	$12.38	$10.51	$10.81	$9.45
Number of accumulation units outstanding at end of period	6,862	6,030	6,413	5,886	8,720	5,889	5,118	3,771	4,215	3,271
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.65	$18.75	$16.38	$16.84	$15.56	$12.54	$11.20	$11.40	$10.22	$8.39
Value at end of period	$18.56	$20.65	$18.75	$16.38	$16.84	$15.56	$12.54	$11.20	$11.40	$10.22
Number of accumulation units outstanding at end of period	4,005	3,384	6,251	4,699	5,087	2,451	4,182	4,895	4,565	4,096
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$22.32	$19.74	$16.58	$17.20	$15.73	$11.83	$10.40	$10.70	$9.58	$7.78
Value at end of period	$19.16	$22.32	$19.74	$16.58	$17.20	$15.73	$11.83	$10.40	$10.70	$9.58
Number of accumulation units outstanding at end of period	5,938	5,272	5,066	5,732	7,346	4,222	1,849	1,713	2,165	1,580
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$14.34	$10.10	$9.00	$10.77	$10.74	$11.48	$9.70	$11.96	$10.01	$5.87
Value at end of period	$11.85	$14.34	$10.10	$9.00	$10.77	$10.74	$11.48	$9.70	$11.96	$10.01
Number of accumulation units outstanding at end of period	18,078	16,826	16,748	16,349	16,076	15,465	17,443	14,848	8,200	3,386
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.54	$22.62	$19.86	$20.62	$18.06	$13.83	$11.60	$11.47	$9.40	$7.53
Value at end of period	$22.27	$25.54	$22.62	$19.86	$20.62	$18.06	$13.83	$11.60	$11.47	$9.40
Number of accumulation units outstanding at end of period	3,232	3,066	4,836	5,250	5,326	4,872	4,821	4,029	3,478	4,215
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$26.63	$23.20	$19.22	$20.09	$18.67	$13.53	$11.48	$11.72	$9.31	$7.37
Value at end of period	$23.66	$26.63	$23.20	$19.22	$20.09	$18.67	$13.53	$11.48	$11.72	$9.31
Number of accumulation units outstanding at end of period	3,388	3,189	3,111	3,439	3,045	2,466	224	209	209	173
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.04	$16.26	$16.34	$15.80	$15.55	$12.32	$10.20	$11.18	$9.70	$7.00
Value at end of period	$19.00	$22.04	$16.26	$16.34	$15.80	$15.55	$12.32	$10.20	$11.18	$9.70
Number of accumulation units outstanding at end of period	32,313	32,129	38,673	59,218	58,095	67,619	65,174	65,488	65,368	67,823
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$20.64	$19.36	$17.06	$18.01	$18.08	$16.21	$14.04	$14.24	$12.51	
Value at end of period	$19.95	$20.64	$19.36	$17.06	$18.01	$18.08	$16.21	$14.04	$14.24	
Number of accumulation units outstanding at end of period	1,850	1,637	3,436	4,038	4,075	4,856	4,525	3,479	176	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$22.89	$20.02	$18.66	$17.86	$16.04	$13.22	$11.62	$11.38	$10.05	$7.59
Value at end of period	$22.84	$22.89	$20.02	$18.66	$17.86	$16.04	$13.22	$11.62	$11.38	$10.05
Number of accumulation units outstanding at end of period	3,581	2,870	2,673	6,697	5,162	2,980	6,089	2,585	1,203	1,026

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$25.75	$20.77	$19.48	$19.22	$17.31	$12.90	$11.18	$11.70	$9.16	$6.30
Value at end of period	$24.74	$25.75	$20.77	$19.48	$19.22	$17.31	$12.90	$11.18	$11.70	$9.16
Number of accumulation units outstanding at end of period	38,809	34,216	35,840	39,964	37,207	36,240	35,465	34,166	44,063	42,804
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$21.10	$18.28	$15.50	$16.76	$15.71	$12.19	$10.48	$10.64	$9.33	$7.74
Value at end of period	$19.00	$21.10	$18.28	$15.50	$16.76	$15.71	$12.19	$10.48	$10.64	$9.33
Number of accumulation units outstanding at end of period	3,349	3,162	5,570	3,526	5,378	9,767	6,430	5,265	3,281	418
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$27.86	$21.00	$20.83	$18.93	$17.54	$12.68	$10.74	$10.93	$9.42	$6.64
Value at end of period	$27.36	$27.86	$21.00	$20.83	$18.93	$17.54	$12.68	$10.74	$10.93	$9.42
Number of accumulation units outstanding at end of period	14,828	11,317	10,293	23,650	18,798	24,373	23,926	22,317	23,352	25,536
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$13.45	$10.59	$10.47	$10.64	$10.84	$9.54	$8.09	$9.30	$8.23	$6.02
Value at end of period	$11.47	$13.45	$10.59	$10.47	$10.64	$10.84	$9.54	$8.09	$9.30	$8.23
Number of accumulation units outstanding at end of period	2,159	1,706	1,190	5,726	5,640	2,883	3,058	2,464	3,054	2,127
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$13.26	$10.92	$10.79	$11.25	$12.12	$10.15	$8.60	$9.84	$9.10	$6.93
Value at end of period	$11.20	$13.26	$10.92	$10.79	$11.25	$12.12	$10.15	$8.60	$9.84	$9.10
Number of accumulation units outstanding at end of period	14,985	15,392	16,664	13,714	14,562	16,401	15,380	10,713	10,580	10,811
WANGER INTERNATIONAL										
Value at beginning of period	$17.61	$13.34	$13.63	$13.71	$14.44	$11.89	$9.85	$11.61	$9.36	$6.29
Value at end of period	$14.39	$17.61	$13.34	$13.63	$13.71	$14.44	$11.89	$9.85	$11.61	$9.36
Number of accumulation units outstanding at end of period	2,393	1,843	2,567	2,134	5,117	4,454	3,082	2,694	2,193	1,271
WANGER SELECT										
Value at beginning of period	$22.05	$17.53	$15.57	$15.64	$15.27	$11.43	$9.72	$11.89	$9.46	$5.73
Value at end of period	$19.18	$22.05	$17.53	$15.57	$15.64	$15.27	$11.43	$9.72	$11.89	$9.46
Number of accumulation units outstanding at end of period	1,141	995	995	992	4,377	2,745	2,520	2,472	2,118	1,079
WANGER USA										
Value at beginning of period	$24.18	$20.36	$18.04	$18.28	$17.56	$13.22	$11.10	$11.58	$9.45	$6.69
Value at end of period	$23.66	$24.18	$20.36	$18.04	$18.28	$17.56	$13.22	$11.10	$11.58	$9.45
Number of accumulation units outstanding at end of period	2,502	2,535	3,612	3,773	2,956	3,899	4,193	1,683	1,209	793

TABLE 3
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS INSURANCE SERIES® - GROWTH-INCOME FUND (CLASS 2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$30.54	$25.14	$22.71	$22.56	$20.54	$15.50	$13.30	$14.38		
Value at end of period	$29.77	$30.54	$25.14	$22.71	$22.56	$20.54	$15.50	$13.30		
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,671	358	129		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND℠ (CLASS 2)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$20.77	$15.84	$15.41	$16.26	$16.83	$13.94	$11.91	$13.95	$12.81	
Value at end of period	$17.91	$20.77	$15.84	$15.41	$16.26	$16.83	$13.94	$11.91	$13.95	
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,294	617	189	290	
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$41.46	$37.30	$34.84	$35.89	$33.00	$28.17	$25.68	$24.75	$22.24	$17.89
Value at end of period	$40.06	$41.46	$37.30	$34.84	$35.89	$33.00	$28.17	$25.68	$24.75	$22.24
Number of accumulation units outstanding at end of period	27,534	15,773	18,678	2,961	3,787	9,028	13,140	18,061	16,307	25,301
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$73.79	$61.00	$56.91	$56.95	$51.26	$39.34	$34.05	$35.19	$30.25	$22.46
Value at end of period	$68.57	$73.79	$61.00	$56.91	$56.95	$51.26	$39.34	$34.05	$35.19	$30.25
Number of accumulation units outstanding at end of period	91,467	111,799	129,161	192,019	200,887	289,853	599,501	669,377	752,482	799,498
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$47.49	$42.38	$36.18	$37.96	$35.17	$27.65	$23.75	$23.70	$20.74	$16.05
Value at end of period	$43.22	$47.49	$42.38	$36.18	$37.96	$35.17	$27.65	$23.75	$23.70	$20.74
Number of accumulation units outstanding at end of period	32,560	38,976	46,255	84,517	86,525	106,761	284,914	329,310	393,276	444,585
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$50.11	$37.36	$37.34	$35.11	$31.78	$23.48	$20.63	$20.74	$16.83	$13.22
Value at end of period	$49.65	$50.11	$37.36	$37.34	$35.11	$31.78	$23.48	$20.63	$20.74	$16.83
Number of accumulation units outstanding at end of period	58,979	43,856	42,458	71,928	77,217	91,764	240,743	273,740	290,253	322,942
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$29.20	$22.58	$23.97	$23.30	$25.54	$19.73	$16.46	$20.02	$17.84	$14.20
Value at end of period	$24.69	$29.20	$22.58	$23.97	$23.30	$25.54	$19.73	$16.46	$20.02	$17.84
Number of accumulation units outstanding at end of period	28,236	30,749	18,423	18,381	17,804	18,354	108,738	132,292	158,654	202,521
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$38.96	$35.47	$27.45	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49	$12.08
Value at end of period	$33.68	$38.96	$35.47	$27.45	$29.86	$29.92	$22.12	$18.83	$19.71	$15.49
Number of accumulation units outstanding at end of period	15,591	18,009	30,828	25,750	35,974	58,885	82,470	105,950	123,200	165,405
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$72.19	$57.12	$56.27	$53.99	$50.16	$36.06	$37.18			
Value at end of period	$69.05	$72.19	$57.12	$56.27	$53.99	$50.16	$36.06			
Number of accumulation units outstanding at end of period	2,169	2,169	4,828	4,828	4,828	9,111	15,747			
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.92	$16.84	$15.39	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80	$7.70
Value at end of period	$17.01	$18.92	$16.84	$15.39	$16.45	$15.33	$11.95	$10.57	$10.66	$9.80
Number of accumulation units outstanding at end of period	2,869	6,535	6,651	7,217	10,857	23,447	47,884	69,984	70,510	60,544
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$26.08	$24.59	$21.29	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55	$9.19
Value at end of period	$21.99	$26.08	$24.59	$21.29	$22.29	$20.14	$15.57	$13.69	$14.37	$11.55
Number of accumulation units outstanding at end of period	6,305	7,517	9,894	8,413	9,099	20,387	57,406	75,290	98,967	111,302
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$29.69	$26.21	$22.37	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06	$8.12
Value at end of period	$26.43	$29.69	$26.21	$22.37	$23.95	$21.55	$15.40	$13.15	$13.55	$11.06
Number of accumulation units outstanding at end of period	5,796	15,419	19,847	19,983	19,821	23,736	37,590	34,671	51,040	41,146

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$16.01	$15.56	$14.91	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04	$11.10
Value at end of period	$15.54	$16.01	$15.56	$14.91	$15.44	$15.09	$16.74	$15.51	$14.00	$13.04
Number of accumulation units outstanding at end of period	32,394	35,742	43,515	45,927	71,648	105,332	457,803	432,995	434,118	603,610
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$20.90	$19.63	$17.32	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48	$7.84
Value at end of period	$20.06	$20.90	$19.63	$17.32	$18.16	$18.28	$16.44	$14.27	$14.63	$12.48
Number of accumulation units outstanding at end of period	5,558	6,403	1,006	5,108	8,621	9,756	16,835	12,456	21,636	28,793
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$48.67	$42.74	$39.94	$41.00	$38.89	$33.57	$29.76	$30.39	$26.83	$22.67
Value at end of period	$45.00	$48.67	$42.74	$39.94	$41.00	$38.89	$33.57	$29.76	$30.39	$26.83
Number of accumulation units outstanding at end of period	21,797	23,735	26,612	39,304	48,504	63,400	261,914	285,191	313,194	329,103
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.52	$14.26	$13.51	$14.23	$14.27	$14.98	$13.99	$13.59	$11.82	$9.79
Value at end of period	$15.09	$15.52	$14.26	$13.51	$14.23	$14.27	$14.98	$13.99	$13.59	$11.82
Number of accumulation units outstanding at end of period	31,075	38,750	45,961	49,263	62,400	121,288	285,888	378,789	416,414	391,756
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.12	$9.87	$9.38	$10.02						
Value at end of period	$10.96	$12.12	$9.87	$9.38						
Number of accumulation units outstanding at end of period	23,560	24,556	33,359	45,130						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.57	$15.59	$15.68	$15.80	$15.92	$16.03	$16.15	$16.27	$16.35	$16.42
Value at end of period	$15.70	$15.57	$15.59	$15.68	$15.80	$15.92	$16.03	$16.15	$16.27	$16.35
Number of accumulation units outstanding at end of period	167,027	98,359	103,089	170,795	168,071	103,642	502,721	662,252	593,087	891,666
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$51.24	$42.90	$39.37	$40.24	$36.62	$28.24	$24.57	$24.83	$21.91	$16.95
Value at end of period	$48.59	$51.24	$42.90	$39.37	$40.24	$36.62	$28.24	$24.57	$24.83	$21.91
Number of accumulation units outstanding at end of period	504,973	556,456	613,808	677,021	787,038	849,857	1,674,674	1,982,828	2,190,981	2,430,699
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.61	$20.50	$18.03	$18.53	$18.46	$17.61	$15.56	$15.01	$13.24	$8.93
Value at end of period	$20.76	$21.61	$20.50	$18.03	$18.53	$18.46	$17.61	$15.56	$15.01	$13.24
Number of accumulation units outstanding at end of period	12,527	35,603	17,019	28,042	43,523	63,891	117,172	111,941	114,611	156,647
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$47.02	$38.01	$34.72	$34.69	$30.70	$23.27	$20.48	$20.66	$18.26	$14.93
Value at end of period	$43.48	$47.02	$38.01	$34.72	$34.69	$30.70	$23.27	$20.48	$20.66	$18.26
Number of accumulation units outstanding at end of period	65,341	74,832	90,531	105,115	121,517	184,740	397,742	462,228	514,030	624,514
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$51.26	$45.47	$38.78	$39.78	$36.59	$27.39	$23.45	$23.90	$19.75	$15.11
Value at end of period	$43.58	$51.26	$45.47	$38.78	$39.78	$36.59	$27.39	$23.45	$23.90	$19.75
Number of accumulation units outstanding at end of period	19,887	28,043	35,927	42,482	48,896	79,262	294,516	316,940	346,852	396,879
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.68	$33.62	$26.61	$27.70	$26.47	$18.69	$16.75	$17.00	$13.95	$11.25
Value at end of period	$31.89	$36.68	$33.62	$26.61	$27.70	$26.47	$18.69	$16.75	$17.00	$13.95
Number of accumulation units outstanding at end of period	18,115	20,435	22,129	28,404	35,472	50,137	127,560	153,338	178,311	203,558
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$31.64	$30.35	$29.31	$29.36	$27.73	$27.97	$25.76	$24.13	$22.14	$19.99
Value at end of period	$31.24	$31.64	$30.35	$29.31	$29.36	$27.73	$27.97	$25.76	$24.13	$22.14
Number of accumulation units outstanding at end of period	104,485	126,608	164,787	196,426	203,553	210,958	412,751	443,086	588,933	669,888

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$5.94	$7.53	$8.06	$7.03	$8.28	$9.98	$9.32	$9.17	$9.18	$11.38
Value at end of period	$7.53	$8.06	$7.03	$8.28	$9.98	$9.32	$9.17	$9.18	$11.38	$9.74
Number of accumulation units outstanding at end of period	264,084	164,291	169,945	193,560	69,420	36,738	51,188	61,782	76,272	58,601
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period			$10.32	$10.35	$12.14	$15.77	$17.79	$18.78	$19.38	$24.96
Value at end of period			$10.35	$12.14	$15.77	$17.79	$18.78	$19.38	$24.96	$24.40
Number of accumulation units outstanding at end of period			266,700	223,326	104,168	140,171	126,041	107,301	90,534	60,963
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$6.37	$7.13	$8.44	$8.67	$9.88	$12.83	$14.02	$13.29	$15.02	$16.93
Value at end of period	$7.13	$8.44	$8.67	$9.88	$12.83	$14.02	$13.29	$15.02	$16.93	$15.49
Number of accumulation units outstanding at end of period	226,770	235,951	358,080	357,422	193,893	212,549	169,025	150,016	125,293	108,487
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$9.47	$13.30	$17.20	$16.99	$19.25	$25.22	$27.24	$27.18	$28.94	$35.93
Value at end of period	$13.30	$17.20	$16.99	$19.25	$25.22	$27.24	$27.18	$28.94	$35.93	$32.99
Number of accumulation units outstanding at end of period	27,425	84,721	74,674	61,143	70,324	35,453	28,548	23,935	38,524	26,658
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$10.71	$12.58	$14.08	$14.56	$16.55	$21.68	$24.34	$25.99	$27.49	$35.82
Value at end of period	$12.58	$14.08	$14.56	$16.55	$21.68	$24.34	$25.99	$27.49	$35.82	$35.21
Number of accumulation units outstanding at end of period	8,263	5,023	28,094	42,242	33,951	39,008	39,031	38,927	27,040	25,029
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$6.65	$8.16	$9.09	$9.25	$10.61	$13.91	$15.59	$15.80	$17.39	$21.16
Value at end of period	$8.16	$9.09	$9.25	$10.61	$13.91	$15.59	$15.80	$17.39	$21.16	$20.28
Number of accumulation units outstanding at end of period	219,742	202,137	59,256	83,101	25,240	17,225	23,362	14,452	14,900	14,340
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.42	$12.86	$16.06	$15.59	$17.88	$23.93	$26.39	$25.99	$27.55	$34.01
Value at end of period	$12.86	$16.06	$15.59	$17.88	$23.93	$26.39	$25.99	$27.55	$34.01	$31.94
Number of accumulation units outstanding at end of period	1,978	17,357	30,613	38,177	30,738	29,856	28,482	24,874	23,985	0
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$5.93	$8.25	$10.26	$9.99	$11.60	$15.46	$17.29	$16.68	$18.77	$21.98
Value at end of period	$8.25	$10.26	$9.99	$11.60	$15.46	$17.29	$16.68	$18.77	$21.98	$19.78
Number of accumulation units outstanding at end of period	16,385	10,172	35,053	42,374	22,595	9,396	13,448	9,484	17,146	16,876
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$6.97	$8.76	$10.99	$10.48	$12.07	$16.62	$17.31	$16.40	$19.72	$22.36
Value at end of period	$8.76	$10.99	$10.48	$12.07	$16.62	$17.31	$16.40	$19.72	$22.36	$19.69
Number of accumulation units outstanding at end of period	12,920	22,185	42,269	44,512	15,658	10,149	5,476	5,413	7,867	5,953
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$6.49	$8.44	$11.09	$11.10	$12.69	$17.51	$18.36	$18.05	$20.32	$23.94
Value at end of period	$8.44	$11.09	$11.10	$12.69	$17.51	$18.36	$18.05	$20.32	$23.94	$19.99
Number of accumulation units outstanding at end of period	23,568	59,137	43,514	40,737	28,188	5,381	5,347	3,175	3,726	3,243
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$21.03	$26.63	$32.87	$31.82	$36.16	$49.45	$52.29	$51.49	$63.62	$70.27
Value at end of period	$26.63	$32.87	$31.82	$36.16	$49.45	$52.29	$51.49	$63.62	$70.27	$58.69
Number of accumulation units outstanding at end of period	104,933	89,437	83,517	83,349	41,912	21,091	18,368	18,813	11,084	10,687
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$8.34	$10.41	$11.75	$11.31	$12.73	$14.70	$15.40	$15.27	$16.05	$18.37
Value at end of period	$10.41	$11.75	$11.31	$12.73	$14.70	$15.40	$15.27	$16.05	$18.37	$17.18
Number of accumulation units outstanding at end of period	95,650	103,407	98,107	117,022	11,645	11,648	15,838	14,751	14,940	14,350

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$19.92	$16.80	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47	$8.22
Value at end of period	$18.12	$19.92	$16.80	$15.93	$16.13	$15.38	$12.87	$11.27	$11.90	$10.47
Number of accumulation units outstanding at end of period	1,285	62,546	27,971	23,885	0	28,859	160,783	125,547	112,511	109,326
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$20.74	$17.23	$16.32	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44	$8.10
Value at end of period	$18.48	$20.74	$17.23	$16.32	$16.60	$15.76	$12.87	$11.23	$11.92	$10.44
Number of accumulation units outstanding at end of period	1,180	2,132	1,244	1,244	2,304	31,069	33,701	23,196	19,721	64,572
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$16.28	$15.00	$14.47	$14.56	$13.88	$13.07	$11.99	$12.04	$11.07	$9.52
Value at end of period	$15.66	$16.28	$15.00	$14.47	$14.56	$13.88	$13.07	$11.99	$12.04	$11.07
Number of accumulation units outstanding at end of period	41,053	44,180	50,169	56,885	51,920	58,817	80,371	75,396	56,707	111,465
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$30.20	$27.53	$26.24	$26.50	$25.04	$22.50	$20.19	$19.98	$18.12	$15.49
Value at end of period	$28.77	$30.20	$27.53	$26.24	$26.50	$25.04	$22.50	$20.19	$19.98	$18.12
Number of accumulation units outstanding at end of period	3,009	2,902	14,840	19,822	19,620	20,619	14,848	21,525	44,516	26,907
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$34.90	$29.83	$28.11	$28.66	$27.09	$22.30	$19.54	$20.28	$18.07	$14.54
Value at end of period	$31.76	$34.90	$29.83	$28.11	$28.66	$27.09	$22.30	$19.54	$20.28	$18.07
Number of accumulation units outstanding at end of period	2,715	2,783	3,868	20,659	20,252	76,440	110,366	109,349	120,592	116,615
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$32.36	$28.47	$26.90	$27.26	$25.74	$22.25	$19.73	$19.99	$17.98	$14.87
Value at end of period	$30.17	$32.36	$28.47	$26.90	$27.26	$25.74	$22.25	$19.73	$19.99	$17.98
Number of accumulation units outstanding at end of period	19,712	20,629	18,325	19,189	20,286	49,388	44,135	51,492	39,293	58,434
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$13.03	$12.72	$12.53	$12.59	$12.00	$12.41	$12.04	$11.31	$10.74	$10.22
Value at end of period	$12.89	$13.03	$12.72	$12.53	$12.59	$12.00	$12.41	$12.04	$11.31	$10.74
Number of accumulation units outstanding at end of period	1,914	9,686	10,708	14,288	22,724	22,576	35,902	150,323	74,414	47,303
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$39.49	$35.81	$29.08	$29.82	$26.71	$20.49	$17.74	$18.46	$15.24	$11.32
Value at end of period	$33.57	$39.49	$35.81	$29.08	$29.82	$26.71	$20.49	$17.74	$18.46	$15.24
Number of accumulation units outstanding at end of period	6,256	11,070	12,030	7,064	12,298	29,542	39,086	48,787	76,359	58,030
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$39.87	$31.33	$29.97	$31.80	$30.70	$22.28	$18.76	$18.49	$14.73	$10.97
Value at end of period	$38.82	$39.87	$31.33	$29.97	$31.80	$30.70	$22.28	$18.76	$18.49	$14.73
Number of accumulation units outstanding at end of period	15,275	14,231	13,060	19,387	24,408	41,281	110,232	115,750	107,362	134,657
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.25	$13.87	$13.85	$14.16	$12.50	$12.12	$9.68	$10.29	$8.91	$6.71
Value at end of period	$13.85	$15.25	$13.87	$13.85	$14.16	$12.50	$12.12	$9.68	$10.29	$8.91
Number of accumulation units outstanding at end of period	25,196	35,601	36,456	38,770	38,077	73,461	115,251	125,811	129,968	154,656
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.92	$18.12	$17.51	$17.14	$13.30	$13.13	$11.45	$10.53	$8.29	$6.15
Value at end of period	$17.34	$18.92	$18.12	$17.51	$17.14	$13.30	$13.13	$11.45	$10.53	$8.29
Number of accumulation units outstanding at end of period	7,560	9,987	29,190	30,740	53,194	134,148	178,507	169,796	176,443	153,117
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$25.55	$21.17	$19.68	$19.25	$17.20	$12.86	$11.54	$12.20	$10.97	$8.39
Value at end of period	$23.08	$25.55	$21.17	$19.68	$19.25	$17.20	$12.86	$11.54	$12.20	$10.97
Number of accumulation units outstanding at end of period	19,770	23,364	15,336	26,355	22,180	36,358	71,795	76,566	85,338	74,855

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$6.75	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77	$19.36	$21.31
Value at end of period	$8.36	$10.39	$10.04	$11.38	$15.81	$16.37	$15.77	$19.36	$21.31	$17.40
Number of accumulation units outstanding at end of period	6,544	34,190	16,262	12,765	14,564	6,242	9,726	6,607	7,831	8,344
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$8.98	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28	$23.72	$27.70
Value at end of period	$11.45	$13.09	$12.72	$14.98	$20.07	$21.74	$20.28	$23.72	$27.70	$24.08
Number of accumulation units outstanding at end of period	65,823	55,406	50,606	44,099	30,971	15,603	13,187	7,155	6,340	5,596
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.38	$11.43	$12.74	$12.51	$14.00	$17.36	$18.78	$18.25	$20.88	$22.99
Value at end of period	$11.43	$12.74	$12.51	$14.00	$17.36	$18.78	$18.25	$20.88	$22.99	$20.66
Number of accumulation units outstanding at end of period	517,740	453,917	394,180	293,689	118,535	120,445	122,351	100,151	82,751	75,650
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$8.74	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54	$22.07	$24.95
Value at end of period	$10.75	$12.00	$11.65	$13.25	$17.61	$19.24	$18.54	$22.07	$24.95	$21.40
Number of accumulation units outstanding at end of period	55,299	52,497	48,307	39,501	9,395	8,315	8,648	12,078	10,705	8,196
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.05	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40	$20.63	$29.28
Value at end of period	$20.52	$24.50	$19.87	$23.50	$21.98	$22.02	$18.40	$20.63	$29.28	$24.19
Number of accumulation units outstanding at end of period	338,693	409,681	238,093	261,785	173,676	49,230	51,958	42,556	39,994	31,816
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.95	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39	$35.74	$40.34
Value at end of period	$14.90	$18.19	$18.38	$21.89	$28.58	$32.62	$31.39	$35.74	$40.34	$35.15
Number of accumulation units outstanding at end of period	46,483	39,117	47,476	37,382	24,299	14,036	13,717	14,219	14,057	11,815
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$8.90	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14	$27.93	$32.03
Value at end of period	$11.25	$14.15	$13.85	$16.32	$22.51	$24.21	$23.14	$27.93	$32.03	$28.44
Number of accumulation units outstanding at end of period	10,393	18,124	7,404	3,409	10,406	6,517	2,023	2,000	2,198	14,640
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$8.59	$11.90	$13.70	$12.50	$15.09	$19.04	$19.34	$19.99	$19.88	$26.93
Value at end of period	$11.90	$13.70	$12.50	$15.09	$19.04	$19.34	$19.99	$19.88	$26.93	$23.20
Number of accumulation units outstanding at end of period	1,328,170	1,195,014	1,071,061	932,479	295,852	192,039	196,015	180,752	158,009	130,745
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$7.83	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33	$20.80	$22.16
Value at end of period	$12.99	$15.34	$15.12	$17.44	$19.44	$19.37	$18.33	$20.80	$22.16	$21.41
Number of accumulation units outstanding at end of period	77,022	62,136	61,916	61,741	73,258	24,036	22,888	16,613	13,664	14,035
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$9.30	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79	$24.44	$27.92
Value at end of period	$12.31	$13.93	$14.22	$16.16	$19.60	$21.82	$22.79	$24.44	$27.92	$27.85
Number of accumulation units outstanding at end of period	622,326	567,049	564,443	573,862	571,858	289,820	301,192	305,288	271,384	266,073
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$7.66	$11.14	$14.20	$13.58	$15.65	$20.99	$23.30	$23.59	$25.15	$31.16
Value at end of period	$11.14	$14.20	$13.58	$15.65	$20.99	$23.30	$23.59	$25.15	$31.16	$29.93
Number of accumulation units outstanding at end of period	538,382	499,361	486,265	429,622	147,893	107,544	95,559	78,014	62,646	57,761
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$11.09	$13.75	$15.69	$15.44	$17.96	$23.12	$24.66	$22.79	$26.87	$30.99
Value at end of period	$13.75	$15.69	$15.44	$17.96	$23.12	$24.66	$22.79	$26.87	$30.99	$27.89
Number of accumulation units outstanding at end of period	260,913	197,442	182,881	167,446	83,259	51,232	48,754	30,788	25,749	21,436

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$66.12	$49.87	$49.50	$45.01	$41.72	$30.18	$25.58	$26.05	$22.46	$15.83
Value at end of period	$64.91	$66.12	$49.87	$49.50	$45.01	$41.72	$30.18	$25.58	$26.05	$22.46
Number of accumulation units outstanding at end of period	41,107	38,738	45,432	57,280	59,817	87,774	143,661	161,435	174,884	197,314
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$20.47	$16.13	$15.95	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57	$9.21
Value at end of period	$17.45	$20.47	$16.13	$15.95	$16.22	$16.53	$14.56	$12.35	$14.20	$12.57
Number of accumulation units outstanding at end of period	4,675	9,944	13,350	13,996	14,591	17,947	41,966	61,479	65,389	98,497
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$14.07	$11.62	$11.52	$12.04	$11.00	$9.21	$7.81	$8.94	$8.27	$6.31
Value at end of period	$11.85	$14.07	$11.62	$11.52	$12.04	$11.00	$9.21	$7.81	$8.94	$8.27
Number of accumulation units outstanding at end of period	0	0	0	0	0	191,263	480,484	314,159	325,901	408,574
WANGER INTERNATIONAL										
Value at beginning of period	$15.81	$11.99	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68
Value at end of period	$12.91	$15.81	$11.99	$12.25	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44
Number of accumulation units outstanding at end of period	21,047	22,716	50,551	49,524	52,539	94,575	110,335	138,362	147,941	144,516
WANGER SELECT										
Value at beginning of period	$31.36	$24.94	$22.17	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50	$8.19
Value at end of period	$27.26	$31.36	$24.94	$22.17	$22.28	$21.76	$16.29	$13.86	$16.96	$13.50
Number of accumulation units outstanding at end of period	27,074	30,970	39,691	37,123	40,337	96,880	141,336	147,362	178,655	184,110
WANGER USA										
Value at beginning of period	$30.92	$26.05	$23.09	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13	$8.60
Value at end of period	$30.24	$30.92	$26.05	$23.09	$23.40	$22.50	$16.95	$14.23	$14.86	$12.13
Number of accumulation units outstanding at end of period	19,361	15,594	8,592	8,926	10,467	30,571	41,243	39,442	47,484	25,891

TABLE 4

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND℠ (CLASS 2)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$16.01	$12.58	$11.58	$10.93	$10.63					
Value at end of period	$15.85	$16.01	$12.58	$11.58	$10.93					
Number of accumulation units outstanding at end of period	130	177	45	37	592					
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.84	$33.78	$31.53	$31.57	$28.43	$21.83	$18.90	$19.54	$16.81	$12.48
Value at end of period	$37.93	$40.84	$33.78	$31.53	$31.57	$28.43	$21.83	$18.90	$19.54	$16.81
Number of accumulation units outstanding at end of period	15,995	17,431	16,618	22,277	22,960	46,084	45,967	49,403	49,556	46,297
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.91	$24.03	$20.52	$21.54	$19.97	$15.71	$13.50	$13.48	$11.80	$9.13
Value at end of period	$24.48	$26.91	$24.03	$20.52	$21.54	$19.97	$15.71	$13.50	$13.48	$11.80
Number of accumulation units outstanding at end of period	405	445	481	480	1,571	1,511	1,468	6,112	9,498	6,963
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$30.03	$22.40	$22.40	$21.07	$19.08	$14.11	$12.40	$12.47	$10.13	$7.96
Value at end of period	$29.73	$30.03	$22.40	$22.40	$21.07	$19.08	$14.11	$12.40	$12.47	$10.13
Number of accumulation units outstanding at end of period	6,555	7,077	7,360	7,770	11,586	8,024	13,605	14,503	11,760	10,084

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.19	$15.62	$16.58	$16.13	$17.69	$13.67	$11.41	$13.89	$12.38	$9.86
Value at end of period	$17.06	$20.19	$15.62	$16.58	$16.13	$17.69	$13.67	$11.41	$13.89	$12.38
Number of accumulation units outstanding at end of period	1,598	2,426	2,346	3,915	2,521	1,867	1,850	2,227	2,099	989
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$38.64	$35.20	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42	$12.04
Value at end of period	$33.39	$38.64	$35.20	$27.25	$29.66	$29.73	$22.00	$18.73	$19.62	$15.42
Number of accumulation units outstanding at end of period	143	72	613	534	873	702	654	2,738	4,070	4,315
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$71.98	$56.98	$56.16	$53.91	$50.12	$36.05	$37.18			
Value at end of period	$68.82	$71.98	$56.98	$56.16	$53.91	$50.12	$36.05			
Number of accumulation units outstanding at end of period	59	5	3	3	3	3	3			
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$18.74	$16.69	$15.26	$16.33	$15.22	$11.87	$10.51	$10.60	$9.75	$7.66
Value at end of period	$16.85	$18.74	$16.69	$15.26	$16.33	$15.22	$11.87	$10.51	$10.60	$9.75
Number of accumulation units outstanding at end of period	23	23	16	15	15	15	15	15	15	15
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$25.86	$24.40	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50	$9.15
Value at end of period	$21.80	$25.86	$24.40	$21.13	$22.14	$20.01	$15.48	$13.62	$14.31	$11.50
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$29.50	$26.05	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	$12.41	
Value at end of period	$26.25	$29.50	$26.05	$22.25	$23.83	$21.46	$15.34	$13.11	$13.51	
Number of accumulation units outstanding at end of period	2,419	2,585	2,180	5,125	2,652	0	0	33	351	
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$15.90	$15.47	$14.82	$15.36	$15.01	$16.75				
Value at end of period	$15.43	$15.90	$15.47	$14.82	$15.36	$15.01				
Number of accumulation units outstanding at end of period	0	0	783	783	783	783				
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.89	$20.11	$18.80	$19.31	$18.32	$15.83	$14.04	$14.34	$12.67	$10.71
Value at end of period	$21.15	$22.89	$20.11	$18.80	$19.31	$18.32	$15.83	$14.04	$14.34	$12.67
Number of accumulation units outstanding at end of period	1,521	1,738	2,777	3,983	5,202	6,427	2,312	4,307	4,374	4,211
VOYA EMERGING MARKETS INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2015)										
Value at beginning of period	$11.92	$8.79	$8.02	$8.09						
Value at end of period	$10.04	$11.92	$8.79	$8.02						
Number of accumulation units outstanding at end of period	3,479	343	253	119						
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.42	$14.17	$13.44	$14.16	$14.21	$14.92	$13.94	$13.55	$11.79	$9.77
Value at end of period	$14.99	$15.42	$14.17	$13.44	$14.16	$14.21	$14.92	$13.94	$13.55	$11.79
Number of accumulation units outstanding at end of period	9,138	1,174	1,174	1,871	2,548	6,968	6,058	2,746	3,103	4,523

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.10	$9.86	$9.37	$10.02						
Value at end of period	$10.94	$12.10	$9.86	$9.37						
Number of accumulation units outstanding at end of period	11,401	11,708	12,918	15,209						
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2016)										
Value at beginning of period	$11.79	$10.34	$10.36							
Value at end of period	$10.85	$11.79	$10.34							
Number of accumulation units outstanding at end of period	0	201	470							
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$12.53	$12.55	$12.63	$12.73	$12.83	$12.93	$13.03	$13.13	$13.20	$13.27
Value at end of period	$12.62	$12.53	$12.55	$12.63	$12.73	$12.83	$12.93	$13.03	$13.13	$13.20
Number of accumulation units outstanding at end of period	9,708	9,673	9,287	8,755	8,401	40,511	57,059	44,856	40,070	9,999
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$20.49	$17.16	$15.76	$16.12	$14.67	$11.32	$9.86	$9.96	$8.80	$6.81
Value at end of period	$19.42	$20.49	$17.16	$15.76	$16.12	$14.67	$11.32	$9.86	$9.96	$8.80
Number of accumulation units outstanding at end of period	13,341	12,293	11,254	12,840	11,497	10,271	9,238	7,589	5,835	39,726
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.48	$20.38	$17.93	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21	$8.91
Value at end of period	$20.62	$21.48	$20.38	$17.93	$18.44	$18.38	$17.54	$15.51	$14.97	$13.21
Number of accumulation units outstanding at end of period	12,264	15,705	14,177	2,860	2,472	5,582	4,323	458	598	246
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$27.20	$22.00	$20.11	$20.10	$17.80	$13.50	$11.89	$11.99	$10.61	$8.68
Value at end of period	$25.15	$27.20	$22.00	$20.11	$20.10	$17.80	$13.50	$11.89	$11.99	$10.61
Number of accumulation units outstanding at end of period	7,156	5,436	5,211	4,832	4,937	11,634	11,748	9,524	7,148	15,034
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$53.01	$47.04	$40.14	$41.20	$37.90	$28.40	$24.32	$24.80	$20.51	$15.69
Value at end of period	$45.04	$53.01	$47.04	$40.14	$41.20	$37.90	$28.40	$24.32	$24.80	$20.51
Number of accumulation units outstanding at end of period	15,376	16,725	15,262	9,026	8,641	7,315	8,380	7,982	6,637	9,104
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$39.19	$35.94	$28.45	$29.63	$28.33	$20.01	$17.95	$18.23	$14.96	$12.08
Value at end of period	$34.05	$39.19	$35.94	$28.45	$29.63	$28.33	$20.01	$17.95	$18.23	$14.96
Number of accumulation units outstanding at end of period	5,636	5,624	7,986	6,819	6,465	9,816	11,254	18,679	15,779	15,807
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$22.48	$21.58	$20.85	$20.89	$19.74	$19.92	$18.36	$17.21	$15.79	$14.27
Value at end of period	$22.18	$22.48	$21.58	$20.85	$20.89	$19.74	$19.92	$18.36	$17.21	$15.79
Number of accumulation units outstanding at end of period	5,597	5,195	4,438	4,987	1,471	2,091	3,089	881	498	452
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.32	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53	$6.92
Value at end of period	$9.69	$11.32	$9.14	$9.13	$9.29	$9.96	$8.26	$7.02	$8.05	$7.53
Number of accumulation units outstanding at end of period	18,051	16,581	15,112	13,469	12,063	10,834	8,439	5,395	2,541	11,379
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.87	$19.32	$18.73	$17.75	$15.75	$12.12	$10.35	$10.32		
Value at end of period	$24.31	$24.87	$19.32	$18.73	$17.75	$15.75	$12.12	$10.35		
Number of accumulation units outstanding at end of period	11,799	11,680	21,831	44,854	41,712	34,178	22,444	12,268		

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.83	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11	$6.36
Value at end of period	$15.40	$16.83	$14.94	$13.23	$13.96	$12.78	$9.84	$8.65	$8.42	$7.11
Number of accumulation units outstanding at end of period	20,323	19,273	23,676	33,001	36,633	27,127	20,627	21,532	10,268	12,095
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$35.63	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24	$9.44
Value at end of period	$32.70	$35.63	$28.72	$26.98	$27.06	$25.06	$19.14	$16.90	$17.12	$13.24
Number of accumulation units outstanding at end of period	8,232	3,113	2,255	5,492	6,256	6,419	8,462	6,419	2,868	589
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$35.67	$27.39	$25.91	$24.27	$22.62					
Value at end of period	$35.04	$35.67	$27.39	$25.91	$24.27					
Number of accumulation units outstanding at end of period	464	445	887	619	619					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$21.06	$17.32	$15.74	$15.54	$13.87	$10.59	$9.71			
Value at end of period	$20.17	$21.06	$17.32	$15.74	$15.54	$13.87	$10.59			
Number of accumulation units outstanding at end of period	33,848	38,099	33,700	15,077	12,673	554	877			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$13.47	$11.97	$10.43	$10.89	$10.89					
Value at end of period	$12.47	$13.47	$11.97	$10.43	$10.89					
Number of accumulation units outstanding at end of period	2,129	3,107	7,610	5,531	3,868					
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$33.86	$27.45	$25.90	$26.32	$23.88	$17.84	$15.57	$16.05	$15.02	
Value at end of period	$31.79	$33.86	$27.45	$25.90	$26.32	$23.88	$17.84	$15.57	$16.05	
Number of accumulation units outstanding at end of period	1,003	1,935	1,638	834	578	419	235	344	198	
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2015)										
Value at beginning of period	$21.87	$18.69	$16.61	$16.08						
Value at end of period	$19.68	$21.87	$18.69	$16.61						
Number of accumulation units outstanding at end of period	0	0	0	208						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$22.25	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	$10.09	
Value at end of period	$19.59	$22.25	$19.63	$16.34	$17.26	$16.58	$12.04	$10.46	$10.98	
Number of accumulation units outstanding at end of period	12,206	12,461	11,072	26,184	23,308	13,871	12,894	961	535	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$23.75	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40	$6.46
Value at end of period	$19.82	$23.75	$20.16	$17.92	$18.23	$17.40	$12.61	$11.04	$11.03	$8.40
Number of accumulation units outstanding at end of period	18,625	24,534	22,582	9,873	9,761	13,157	14,651	8,599	5,914	4,167
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$48.17	$43.63	$35.33	$35.89	$33.96	$24.85	$21.87	$22.61	$18.33	$14.48
Value at end of period	$40.21	$48.17	$43.63	$35.33	$35.89	$33.96	$24.85	$21.87	$22.61	$18.33
Number of accumulation units outstanding at end of period	344	371	845	547	83	73	70	794	1,308	1,519

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$16.18	$14.92	$14.39	$14.49	$13.81	$13.65				
Value at end of period	$15.56	$16.18	$14.92	$14.39	$14.49	$13.81				
Number of accumulation units outstanding at end of period	12,446	16,159	16,703	22,381	10,529	2,230				
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.97	$12.67	$12.48	$12.55	$11.97	$12.38	$12.36	$11.30	$10.97	
Value at end of period	$12.82	$12.97	$12.67	$12.48	$12.55	$11.97	$12.38	$12.02	$11.30	
Number of accumulation units outstanding at end of period	6,769	5,142	4,029	3,079	2,174	1,423	674	0	24	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$39.18	$35.55	$28.88	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18	$12.36
Value at end of period	$33.29	$39.18	$35.55	$28.88	$29.63	$26.55	$20.38	$17.65	$18.38	$15.18
Number of accumulation units outstanding at end of period	3,009	4,969	3,804	4,538	5,420	9,462	8,612	5,675	3,545	282
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$39.56	$31.11	$29.77	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67	$10.94
Value at end of period	$38.50	$39.56	$31.11	$29.77	$31.60	$30.52	$22.16	$18.67	$18.41	$14.67
Number of accumulation units outstanding at end of period	1,124	1,053	2,072	3,344	14,313	11,855	5,442	3,736	8,734	7,463
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.18	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90	$6.71
Value at end of period	$13.77	$15.18	$13.81	$13.80	$14.11	$12.47	$12.09	$9.67	$10.27	$8.90
Number of accumulation units outstanding at end of period	18,129	16,328	26,395	32,725	41,684	29,195	24,079	23,997	14,623	11,201
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.81	$18.02	$17.43	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28	$6.14
Value at end of period	$17.23	$18.81	$18.02	$17.43	$17.07	$13.25	$13.08	$11.41	$10.51	$8.28
Number of accumulation units outstanding at end of period	6,756	15,715	12,843	11,069	1,590	5,138	6,745	1,605	3,425	3,316
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$21.19	$19.26	$15.69	$16.30	$15.75	$11.34	$10.01	$10.91		
Value at end of period	$17.29	$21.19	$19.26	$15.69	$16.30	$15.75	$11.34	$10.01		
Number of accumulation units outstanding at end of period	279	803	3,821	19,792	13,876	3,631	2,795	2,338		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$27.48	$23.54	$20.15	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41	$8.95
Value at end of period	$23.88	$27.48	$23.54	$20.15	$21.60	$19.95	$14.90	$12.65	$13.03	$11.41
Number of accumulation units outstanding at end of period	441	213	128	87	52	27	0	0	0	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.84	$20.76	$18.15	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40	$9.37
Value at end of period	$20.51	$22.84	$20.76	$18.15	$18.68	$17.29	$13.94	$12.46	$12.70	$11.40
Number of accumulation units outstanding at end of period	150	231	27,007	23,468	20,245	289	286	429	429	429
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.79	$21.94	$18.44	$19.15	$17.53	$13.20	$12.55			
Value at end of period	$21.25	$24.79	$21.94	$18.44	$19.15	$17.53	$13.20			
Number of accumulation units outstanding at end of period	62	6,365	6,564	6,176	1,296	933	479			
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$29.10	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47	$12.03
Value at end of period	$24.03	$29.10	$20.51	$18.30	$21.91	$21.89	$23.41	$19.81	$24.43	$20.47
Number of accumulation units outstanding at end of period	16,452	17,026	19,543	22,896	18,290	13,209	8,810	5,531	2,532	1,244

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period		$16.61	$18.11	$18.29	$21.77	$28.41	$32.41	$31.18	$35.48	$40.02
Value at end of period		$18.11	$18.29	$21.77	$28.41	$32.41	$31.18	$35.48	$40.02	$34.86
Number of accumulation units outstanding at end of period		489	2,454	8,096	13,108	14,575	14,869	12,106	12,486	8,518
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2010)										
Value at beginning of period		$13.42	$14.11	$13.81	$16.26	$22.41	$24.09	$23.02	$27.76	$31.83
Value at end of period		$14.11	$13.81	$16.26	$22.41	$24.09	$23.02	$27.76	$31.83	$28.25
Number of accumulation units outstanding at end of period		19	1,351	2,945	10,584	14,725	15,135	17,667	19,668	20,415
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$8.57	$11.87	$13.66	$12.45	$15.03	$18.96	$19.24	$19.88	$19.76	$26.76
Value at end of period	$11.87	$13.66	$12.45	$15.03	$18.96	$19.24	$19.88	$19.76	$26.76	$23.04
Number of accumulation units outstanding at end of period	11,043	10,976	14,525	10,634	12,613	16,325	18,410	18,891	10,577	9,274
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$7.82	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25	$20.69	$22.03
Value at end of period	$12.97	$15.31	$15.08	$17.38	$19.37	$19.28	$18.25	$20.69	$22.03	$21.27
Number of accumulation units outstanding at end of period	798	990	2,402	2,141	5,786	9,940	10,499	3,876	4,574	2,390
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$9.29	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67	$24.30	$27.74
Value at end of period	$12.28	$13.89	$14.18	$16.10	$19.52	$21.71	$22.67	$24.30	$27.74	$27.66
Number of accumulation units outstanding at end of period	13,598	17,946	21,838	25,799	32,863	39,928	47,540	53,316	49,324	40,618
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$7.65	$11.11	$14.16	$13.53	$15.59	$20.90	$23.19	$23.47	$25.01	$30.96
Value at end of period	$11.11	$14.16	$13.53	$15.59	$20.90	$23.19	$23.47	$25.01	$30.96	$29.72
Number of accumulation units outstanding at end of period	10,529	11,431	15,122	8,844	5,993	7,447	23,779	27,465	28,966	20,476
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2016)										
Value at beginning of period								$23.39	$26.68	$30.77
Value at end of period								$26.68	$30.77	$27.68
Number of accumulation units outstanding at end of period								13,617	16,196	10,859
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$9.34	$13.25	$15.36	$15.07	$17.78	$24.56	$26.48	$29.11	$29.31	$38.85
Value at end of period	$13.25	$15.36	$15.07	$17.78	$24.56	$26.48	$29.11	$29.31	$38.85	$38.12
Number of accumulation units outstanding at end of period	3,141	3,989	7,270	8,302	5,476	5,821	14,928	10,548	6,571	8,702
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$9.19	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86	$16.03	$20.34
Value at end of period	$12.54	$14.16	$12.31	$14.51	$16.45	$16.14	$15.86	$16.03	$20.34	$17.33
Number of accumulation units outstanding at end of period	3,514	3,741	4,393	2,779	3,175	3,016	2,552	2,792	2,997	3,213
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$6.31	$8.27	$8.93	$7.79	$9.19	$10.97	$10.16	$9.75	$9.85	$11.95
Value at end of period	$8.27	$8.93	$7.79	$9.19	$10.97	$10.16	$9.75	$9.85	$11.95	$10.08
Number of accumulation units outstanding at end of period	1,505	2,512	3,905	4,512	2,855	719	729	2,903	15,104	13,062
WANGER INTERNATIONAL										
Value at beginning of period	$5.67	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19	$11.93	$15.73
Value at end of period	$8.43	$10.44	$8.85	$10.67	$12.95	$12.28	$12.19	$11.93	$15.73	$12.84
Number of accumulation units outstanding at end of period	4,417	7,570	14,648	17,459	21,648	24,696	28,795	29,110	24,653	19,618
WANGER USA										
(Funds were first received in this option during June 2012)										
Value at beginning of period				$14.69	$16.88	$22.40	$23.28	$22.95	$25.89	$30.71
Value at end of period				$16.88	$22.40	$23.28	$22.95	$25.89	$30.71	$30.02
Number of accumulation units outstanding at end of period				211	0	0	0	0	0	0

Condensed Financial Information (continued)

TABLE 5
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$23.49	$19.45	$18.17	$18.21	$16.41	$12.62	$10.93	$11.32	$9.74	$7.24
Value at end of period	$21.79	$23.49	$19.45	$18.17	$18.21	$16.41	$12.62	$10.93	$11.32	$9.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,584	2,586
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2016)										
Value at beginning of period	$26.97	$20.13	$19.72							
Value at end of period	$26.68	$26.97	$20.13							
Number of accumulation units outstanding at end of period	238	238	239							
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$19.23	$18.17	$15.75	$16.52	$14.94	$11.57	$10.19	$10.71	$8.62	$6.87
Value at end of period	$16.19	$19.23	$18.17	$15.75	$16.52	$14.94	$11.57	$10.19	$10.71	$8.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$16.95	$14.90	$13.95	$14.34	$13.62	$11.78	$10.46	$10.69	$9.46	$8.00
Value at end of period	$15.65	$16.95	$14.90	$13.95	$14.34	$13.62	$11.78	$10.46	$10.69	$9.46
Number of accumulation units outstanding at end of period	88	88	89	89	503	504	505	506	4,728	4,725
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.87	$13.68	$12.99	$13.69	$13.76	$14.46	$13.52	$13.16	$11.46	$9.51
Value at end of period	$14.44	$14.87	$13.68	$12.99	$13.69	$13.76	$14.46	$13.52	$13.16	$11.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.08	$10.11	$10.19	$10.28	$10.37	$10.46	$10.55	$10.65	$10.72	$10.78
Value at end of period	$10.15	$10.08	$10.11	$10.19	$10.28	$10.37	$10.46	$10.55	$10.65	$10.72
Number of accumulation units outstanding at end of period	114	122	130	138	147	155	163	171	180	188
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.70	$18.20	$16.73	$17.12	$15.61	$12.05	$10.50	$10.63	$9.39	$7.28
Value at end of period	$20.55	$21.70	$18.20	$16.73	$17.12	$15.61	$12.05	$10.50	$10.63	$9.39
Number of accumulation units outstanding at end of period	3,091	3,338	1,590	1,673	1,764	1,849	1,933	2,015	7,550	7,644
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.71	$18.73	$16.49	$16.98	$16.94	$16.18	$14.32	$13.84	$12.22	$8.26
Value at end of period	$18.91	$19.71	$18.73	$16.49	$16.98	$16.94	$16.18	$14.32	$13.84	$12.22
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	931	932
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$23.69	$21.04	$17.97	$18.46	$17.01	$12.75	$10.93	$11.16	$9.24	$7.08
Value at end of period	$20.11	$23.69	$21.04	$17.97	$18.46	$17.01	$12.75	$10.93	$11.16	$9.24
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	293
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$21.87	$20.07	$15.91	$16.58	$15.87	$11.22	$10.08	$10.24	$8.41	$6.80
Value at end of period	$18.98	$21.87	$20.07	$15.91	$16.58	$15.87	$11.22	$10.08	$10.24	$8.41
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.25	$14.65	$14.17	$14.21	$13.44	$13.58	$12.53	$11.75	$10.80	$9.77
Value at end of period	$15.03	$15.25	$14.65	$14.17	$14.21	$13.44	$13.58	$12.53	$11.75	$10.80
Number of accumulation units outstanding at end of period	851	913	971	1,031	1,097	1,160	1,220	1,279	1,349	1,411
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.68	$14.82	$13.13	$13.87	$13.60					
Value at end of period	$15.24	$16.68	$14.82	$13.13	$13.87					
Number of accumulation units outstanding at end of period	0	0	0	0	248					
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$35.36	$27.18	$25.74	$24.13	$21.53	$16.46	$15.28			
Value at end of period	$34.70	$35.36	$27.18	$25.74	$24.13	$21.53	$16.46			
Number of accumulation units outstanding at end of period	0	0	0	194	150	151	151			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2015)										
Value at beginning of period	$33.57	$27.24	$25.73	$27.19						
Value at end of period	$31.48	$33.57	$27.24	$25.73						
Number of accumulation units outstanding at end of period	0	0	0	179						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$29.16	$24.78	$22.05	$22.45	$21.45	$15.56	$13.63	$13.64	$11.50	
Value at end of period	$24.31	$29.16	$24.78	$22.05	$22.45	$21.45	$15.56	$13.63	$13.64	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	219	219	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$17.18	$16.63	$16.30	$12.66	$12.52	$10.94	$10.08	$7.95	$5.90
Value at end of period	$16.39	$17.91	$17.18	$16.63	$16.30	$12.66	$12.52	$10.94	$10.08	$7.95
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	336	337	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$20.68	$17.17	$15.98	$15.66	$14.00	$10.49	$9.43	$9.98	$8.99	$6.89
Value at end of period	$18.65	$20.68	$17.17	$15.98	$15.66	$14.00	$10.49	$9.43	$9.98	$8.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,709	2,708
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$22.29	$16.48	$16.59	$16.08	$15.85	$12.58	$10.43	$11.46	$9.96	$7.20
Value at end of period	$19.17	$22.29	$16.48	$16.59	$16.08	$15.85	$12.58	$10.43	$11.46	$9.96
Number of accumulation units outstanding at end of period	289	290	290	0	0	0	0	0	0	0
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.46	$23.01	$21.61	$21.38	$19.29	$14.40	$12.51	$13.11	$10.29	$7.09
Value at end of period	$27.29	$28.46	$23.01	$21.61	$21.38	$19.29	$14.40	$12.51	$13.11	$10.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,261	2,262
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$20.14	$17.48	$14.85	$16.10	$15.11	$11.76	$10.12	$10.30	$9.04	$7.30
Value at end of period	$18.10	$20.14	$17.48	$14.85	$16.10	$15.11	$11.76	$10.12	$10.30	$9.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	2,815	2,816
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$29.15	$22.02	$21.88	$19.93	$18.50	$13.41	$11.38	$11.60	$10.02	$7.07
Value at end of period	$28.57	$29.15	$22.02	$21.88	$19.93	$18.50	$13.41	$11.38	$11.60	$10.02
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0

Condensed Financial Information (continued)

TABLE 6

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%

(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$11.47	$10.83	$10.19							
Value at end of period	$10.99	$11.47	$10.83							
Number of accumulation units outstanding at end of period	2,213	330	386							
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$38.42	$31.83	$29.75	$29.83	$26.90	$20.69	$17.94	$18.58	$16.00	$11.90
Value at end of period	$35.63	$38.42	$31.83	$29.75	$29.83	$26.90	$20.69	$17.94	$18.58	$16.00
Number of accumulation units outstanding at end of period	4,536	4,536	6,005	11,105	24,539	28,965	29,731	33,189	42,673	45,165
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$27.78	$24.84	$21.25	$22.34	$20.74	$16.34	$14.06	$14.06	$12.33	$9.56
Value at end of period	$25.23	$27.78	$24.84	$21.25	$22.34	$20.74	$16.34	$14.06	$14.06	$12.33
Number of accumulation units outstanding at end of period	14	14	14	14	14	14	14	14	3,490	5,390
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$33.94	$25.36	$25.39	$23.92	$21.70	$16.07	$14.14	$14.25	$11.58	$9.12
Value at end of period	$33.56	$33.94	$25.36	$25.39	$23.92	$21.70	$16.07	$14.14	$14.25	$11.58
Number of accumulation units outstanding at end of period	1,301	1,301	1,301	1,302	5,646	5,645	6,026	5,953	6,610	2,237
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.42	$18.93	$20.12	$19.61	$21.53	$16.67	$13.93	$16.98	$15.16	$12.09
Value at end of period	$20.61	$24.42	$18.93	$20.12	$19.61	$21.53	$16.67	$13.93	$16.98	$15.16
Number of accumulation units outstanding at end of period	12	12	12	244	244	244	244	2,774	4,733	6,207
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$37.36	$34.08	$26.43	$28.81	$28.92	$21.43	$18.27	$19.17	$15.09	$11.80
Value at end of period	$32.24	$37.36	$34.08	$26.43	$28.81	$28.92	$21.43	$18.27	$19.17	$15.09
Number of accumulation units outstanding at end of period	621	621	2,365	2,365	3,285	3,285	3,285	3,592	3,459	1,953
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$27.62	$24.63	$22.55	$24.16	$22.56	$17.62	$15.62	$15.78	$14.54	$11.44
Value at end of period	$24.78	$27.62	$24.63	$22.55	$24.16	$22.56	$17.62	$15.62	$15.78	$14.54
Number of accumulation units outstanding at end of period	0	150	190	1,017	3,156	3,155	3,155	3,155	3,123	4,356
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$29.79	$28.15	$24.42	$25.62	$23.19	$17.97	$15.83	$16.65	$13.40	$10.69
Value at end of period	$25.07	$29.79	$28.15	$24.42	$25.62	$23.19	$17.97	$15.83	$16.65	$13.40
Number of accumulation units outstanding at end of period	0	0	0	2,309	2,310	2,310	2,309	2,310	2,471	2,428
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$28.95	$25.60	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96	$8.06
Value at end of period	$25.71	$28.95	$25.60	$21.89	$23.49	$21.18	$15.17	$12.98	$13.40	$10.96
Number of accumulation units outstanding at end of period	0	0	0	4,222	5,731	5,733	5,730	5,565	5,390	5,013
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$15.58	$15.17	$14.56	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90	$11.00
Value at end of period	$15.09	$15.58	$15.17	$14.56	$15.11	$14.80	$16.46	$15.28	$13.81	$12.90
Number of accumulation units outstanding at end of period	0	0	0	0	452	1,280	1,855	1,609	422	110

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$22.09	$19.44	$18.20	$18.72	$17.79	$15.39	$13.67	$13.99	$12.38	$10.48
Value at end of period	$20.39	$22.09	$19.44	$18.20	$18.72	$17.79	$15.39	$13.67	$13.99	$12.38
Number of accumulation units outstanding at end of period	0	0	0	0	4,805	4,806	4,805	4,806	4,804	0
VOYA EMERGING MARKETS INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2017)										
Value at beginning of period	$11.85	$11.64								
Value at end of period	$9.97	$11.85								
Number of accumulation units outstanding at end of period	7,420	7,421								
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$15.12	$13.92	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70	$9.72
Value at end of period	$14.68	$15.12	$13.92	$13.22	$13.95	$14.02	$14.75	$13.80	$13.43	$11.70
Number of accumulation units outstanding at end of period	1,665	0	0	667	4,468	9,718	10,781	15,964	14,792	8,891
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period	$12.05	$9.83	$9.36	$10.02						
Value at end of period	$10.87	$12.05	$9.83	$9.36						
Number of accumulation units outstanding at end of period	0	0	0	208						
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$10.49	$10.52	$10.61	$10.71	$10.81	$10.91	$11.01	$11.11	$11.19	$11.26
Value at end of period	$10.55	$10.49	$10.52	$10.61	$10.71	$10.81	$10.91	$11.01	$11.11	$11.19
Number of accumulation units outstanding at end of period	1,499	1,467	1,443	1,423	1,392	1,361	10,733	1,715	3,390	11,063
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$28.89	$24.23	$22.29	$22.82	$20.81	$16.08	$14.02	$14.19	$12.55	$9.73
Value at end of period	$27.34	$28.89	$24.23	$22.29	$22.82	$20.81	$16.08	$14.02	$14.19	$12.55
Number of accumulation units outstanding at end of period	14,058	14,059	14,062	17,092	17,099	17,547	18,036	18,132	28,576	26,993
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$21.07	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11	$8.86
Value at end of period	$20.20	$21.07	$20.03	$17.64	$18.18	$18.14	$17.34	$15.35	$14.84	$13.11
Number of accumulation units outstanding at end of period	2,789	2,789	2,863	3,311	3,310	3,574	3,418	448	1,528	1,457
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$30.79	$24.94	$22.83	$22.86	$20.27	$15.39	$13.58	$13.72	$12.15	$9.96
Value at end of period	$28.42	$30.79	$24.94	$22.83	$22.86	$20.27	$15.39	$13.58	$13.72	$12.15
Number of accumulation units outstanding at end of period	4,170	4,746	1,304	1,304	1,304	1,324	1,901	829	605	88,619
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$37.50	$33.33	$28.48	$29.28	$26.98	$20.24	$17.36	$17.73	$14.68	$11.25
Value at end of period	$31.82	$37.50	$33.33	$28.48	$29.28	$26.98	$20.24	$17.36	$17.73	$14.68
Number of accumulation units outstanding at end of period	139	183	1,078	1,078	1,078	1,145	1,525	1,851	2,312	2,695
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$36.00	$33.07	$26.22	$27.35	$26.19	$18.52	$16.64	$16.92	$13.91	$11.25
Value at end of period	$31.24	$36.00	$33.07	$26.22	$27.35	$26.19	$18.52	$16.64	$16.92	$13.91
Number of accumulation units outstanding at end of period	2,044	2,064	7,776	2,938	2,938	2,938	3,438	2,573	2,402	2,761
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$17.72	$17.03	$16.48	$16.54	$15.65	$15.82	$14.60	$13.71	$12.60	$11.40
Value at end of period	$17.46	$17.72	$17.03	$16.48	$16.54	$15.65	$15.82	$14.60	$13.71	$12.60
Number of accumulation units outstanding at end of period	2,115	2,430	2,484	5,603	3,541	3,287	4,263	4,115	4,097	4,203
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.16	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51	$6.90
Value at end of period	$9.53	$11.16	$9.02	$9.03	$9.20	$9.87	$8.21	$6.98	$8.02	$7.51
Number of accumulation units outstanding at end of period	0	0	0	1,514	1,514	1,983	2,026	1,997	3,273	3,335

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.60	$19.14	$18.59	$17.64	$15.68	$12.08	$10.33	$10.32		
Value at end of period	$24.01	$24.60	$19.14	$18.59	$17.64	$15.68	$12.08	$10.33		
Number of accumulation units outstanding at end of period	3,982	6,878	4,111	6,149	5,521	4,339	4,342	4,236		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$16.54	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07	$6.34
Value at end of period	$15.10	$16.54	$14.71	$13.04	$13.77	$12.63	$9.75	$8.58	$8.37	$7.07
Number of accumulation units outstanding at end of period	6,290	6,289	9,591	14,066	19,675	20,635	9,709	9,578	6,331	7,818
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$46.33	$37.39	$35.19	$35.34	$32.78	$25.08	$22.17	$22.49	$18.13	
Value at end of period	$42.46	$46.33	$37.39	$35.19	$35.34	$32.78	$25.08	$22.17	$22.49	
Number of accumulation units outstanding at end of period	701	701	0	0	0	173	0	282	5,725	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$35.21	$27.08	$25.65	$24.07	$21.48	$16.43	$15.49			
Value at end of period	$34.54	$35.21	$27.08	$25.65	$24.07	$21.48	$16.43			
Number of accumulation units outstanding at end of period	1,163	1,332	1,365	0	13	13	13			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.76	$17.10	$15.56	$15.38	$13.75	$11.19				
Value at end of period	$19.85	$20.76	$17.10	$15.56	$15.38	$13.75				
Number of accumulation units outstanding at end of period	1,150	1,037	1,076	1,125	1,170	1,217				
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$33.42	$27.13	$25.64	$26.09	$22.72					
Value at end of period	$31.33	$33.42	$27.13	$25.64	$26.09					
Number of accumulation units outstanding at end of period	0	0	0	815	815					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$21.56	$18.45	$16.42	$17.06	$15.28	$12.50				
Value at end of period	$19.37	$21.56	$18.45	$16.42	$17.06	$15.28				
Number of accumulation units outstanding at end of period	739	912	948	985	1,025	1,066				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$21.93	$19.38	$16.15	$17.08	$16.44	$11.96				
Value at end of period	$19.28	$21.93	$19.38	$16.15	$17.08	$16.44				
Number of accumulation units outstanding at end of period	675	675	675	675	694	937				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$39.49	$33.57	$29.89	$30.45	$29.11	$21.13	$18.52	$18.54	$14.14	$10.89
Value at end of period	$32.90	$39.49	$33.57	$29.89	$30.45	$29.11	$21.13	$18.52	$18.54	$14.14
Number of accumulation units outstanding at end of period	231	231	231	465	465	465	465	1,083	436	275
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.88	$37.99	$30.81	$31.35	$29.71	$21.77	$19.19	$19.87	$16.13	$12.76
Value at end of period	$34.91	$41.88	$37.99	$30.81	$31.35	$29.71	$21.77	$19.19	$19.87	$16.13
Number of accumulation units outstanding at end of period	178	185	0	0	0	0	2	415	415	415

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.91	$15.68	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31	$8.28
Value at end of period	$16.72	$17.91	$15.68	$14.95	$15.11	$14.44	$12.53	$11.16	$11.62	$10.31
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,124	2,556	2,154	1,307
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$20.22	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34	$8.04
Value at end of period	$17.98	$20.22	$16.84	$15.97	$16.28	$15.49	$12.67	$11.08	$11.79	$10.34
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	405	405	405
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$15.87	$14.66	$14.16	$14.45						
Value at end of period	$15.24	$15.87	$14.66	$14.16						
Number of accumulation units outstanding at end of period	11,546	11,547	11,543	11,549						
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$23.62	$20.23	$19.10	$19.51	$18.48	$15.25	$13.38	$13.92	$12.43	$10.02
Value at end of period	$21.45	$23.62	$20.23	$19.10	$19.51	$18.48	$15.25	$13.38	$13.92	$12.43
Number of accumulation units outstanding at end of period	4,516	4,517	4,516	4,516	4,517	4,518	4,515	4,518	4,516	4,516
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$21.93	$19.33	$18.30	$18.58	$17.58	$15.23	$13.53	$13.74	$12.38	$10.26
Value at end of period	$20.40	$21.93	$19.33	$18.30	$18.58	$17.58	$15.23	$13.53	$13.74	$12.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	4,349
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.78	$12.51	$12.34	$12.43	$11.87	$12.29	$11.95	$11.25	$10.70	$10.09
Value at end of period	$12.62	$12.78	$12.51	$12.34	$12.43	$11.87	$12.29	$11.95	$11.25	$10.70
Number of accumulation units outstanding at end of period	0	227	266	308	352	0	1,482	1,507	1,872	1,305
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$43.93	$39.91	$32.48	$33.37	$29.95	$23.02	$19.97	$20.82	$17.22	$12.82
Value at end of period	$37.27	$43.93	$39.91	$32.48	$33.37	$29.95	$23.02	$19.97	$20.82	$17.22
Number of accumulation units outstanding at end of period	218	328	346	100	1,246	3,093	3,721	3,995	4,178	3,363
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$42.97	$33.84	$32.43	$34.48	$33.36	$24.25	$20.46	$20.21	$16.13	$12.04
Value at end of period	$41.76	$42.97	$33.84	$32.43	$34.48	$33.36	$24.25	$20.46	$20.21	$16.13
Number of accumulation units outstanding at end of period	982	866	866	866	2,025	3,090	4,268	4,135	3,922	3,609
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$18.48	$17.74	$17.18	$16.85	$13.09	$12.95	$11.32	$10.43	$8.23	$6.12
Value at end of period	$16.90	$18.48	$17.74	$17.18	$16.85	$13.09	$12.95	$11.32	$10.43	$8.23
Number of accumulation units outstanding at end of period	556	556	2,165	1,038	12,575	7,702	7,701	13,691	1,752	7,078
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$29.63	$24.60	$22.91	$22.46	$20.10	$15.06	$13.54	$14.34	$12.92	$9.91
Value at end of period	$26.71	$29.63	$24.60	$22.91	$22.46	$20.10	$15.06	$13.54	$14.34	$12.92
Number of accumulation units outstanding at end of period	0	0	0	0	3	3	3	3	3	102
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$31.10	$26.68	$22.86	$24.55	$22.71	$16.98	$14.45	$14.90	$13.06	$10.26
Value at end of period	$26.98	$31.10	$26.68	$22.86	$24.55	$22.71	$16.98	$14.45	$14.90	$13.06
Number of accumulation units outstanding at end of period	0	0	0	831	1,663	4,451	4,451	4,237	4,575	4,004

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$22.40	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32	$9.31
Value at end of period	$20.09	$22.40	$20.39	$17.86	$18.41	$17.06	$13.78	$12.33	$12.59	$11.32
Number of accumulation units outstanding at end of period	4,262	4,262	4,262	4,778	6,480	11,935	13,631	13,541	13,007	13,233
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$24.32	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65	$8.67
Value at end of period	$20.82	$24.32	$21.56	$18.15	$18.88	$17.31	$13.05	$11.50	$11.87	$10.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$28.55	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33	$11.96
Value at end of period	$23.54	$28.55	$20.15	$18.01	$21.60	$21.60	$23.14	$19.61	$24.22	$20.33
Number of accumulation units outstanding at end of period	3,898	4,843	1,574	2,062	2,363	3,386	3,436	4,410	6,960	6,304
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$44.01	$39.07	$34.39	$35.80	$31.44	$24.13	$20.29	$20.12	$16.52	$13.27
Value at end of period	$38.28	$44.01	$39.07	$34.39	$35.80	$31.44	$24.13	$20.29	$20.12	$16.52
Number of accumulation units outstanding at end of period	0	0	1,086	1,298	2,644	5,236	6,383	7,821	7,409	7,048
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$31.23	$27.28	$22.65	$23.74	$22.12	$16.07	$13.67	$15.20	$11.14	$8.83
Value at end of period	$27.68	$31.23	$27.28	$22.65	$23.74	$22.12	$16.07	$13.67	$13.99	$11.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	396	0	0
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$26.25	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78	$8.52
Value at end of period	$22.57	$26.25	$19.41	$19.56	$18.96	$18.71	$14.86	$12.32	$13.54	$11.78
Number of accumulation units outstanding at end of period	9,060	11,476	11,583	19,779	17,712	23,063	23,064	23,444	22,363	29,598
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$21.65	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89	$7.79
Value at end of period	$20.87	$21.65	$20.36	$17.98	$19.03	$19.15	$17.21	$14.95	$15.20	$12.89
Number of accumulation units outstanding at end of period	2,339	1,421	1,429	1,429	1,429	1,691	1,827	2,428	2,107	2,070
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$27.22	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24
Value at end of period	$27.10	$27.22	$23.87	$22.31	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19
Number of accumulation units outstanding at end of period	22,364	20,937	21,445	24,093	29,260	31,358	31,310	46,866	53,651	51,656
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$30.37	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03	$7.60
Value at end of period	$29.11	$30.37	$24.56	$23.09	$22.85	$20.62	$15.40	$13.39	$14.04	$11.03
Number of accumulation units outstanding at end of period	1,624	2,442	991	709	5,105	5,107	5,107	6,368	6,324	1,879
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$30.10	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57	$10.96
Value at end of period	$27.03	$30.10	$26.14	$22.22	$24.09	$22.64	$17.61	$15.17	$15.45	$13.57
Number of accumulation units outstanding at end of period	1,256	1,256	1,256	3,337	7,406	7,404	7,407	15,273	16,002	10,489
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$41.70	$31.52	$31.34	$28.55	$26.52	$19.23	$16.33	$16.66	$14.39	$10.16
Value at end of period	$40.86	$41.70	$31.52	$31.34	$28.55	$26.52	$19.23	$16.33	$16.66	$14.39
Number of accumulation units outstanding at end of period	2,566	2,890	1,757	5,209	2,180	2,180	2,541	2,416	3,072	8,923
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.96	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14
Value at end of period	$16.98	$19.96	$15.76	$15.61	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46
Number of accumulation units outstanding at end of period	0	0	0	358	358	358	358	358	329	297

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$6.30	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63	$9.72	$11.78
Value at end of period	$8.24	$8.89	$7.75	$9.13	$10.87	$10.06	$9.63	$9.72	$11.78	$9.92
Number of accumulation units outstanding at end of period	2,427	1,269	1,362	1,888	1,887	1,886	1,136	1,136	1,136	1,136
WANGER INTERNATIONAL										
Value at beginning of period	$5.66	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04	$11.76	$15.48
Value at end of period	$8.39	$10.39	$8.78	$10.58	$12.82	$12.14	$12.04	$11.76	$15.48	$12.62
Number of accumulation units outstanding at end of period	6,780	7,590	1,750	1,664	1,664	2,694	1,970	0	0	0
WANGER SELECT										
Value at beginning of period	$8.11	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66	$24.32	$30.51
Value at end of period	$13.35	$16.74	$13.65	$16.01	$21.35	$21.81	$21.66	$24.32	$30.51	$26.47
Number of accumulation units outstanding at end of period	952	1,136	1,296	1,429	1,428	1,429	4	4	4	4
WANGER USA										
(Funds were first received in this option during April 2010)										
Value at beginning of period		$12.91	$14.66	$14.01	$16.66	$22.07	$22.91	$22.55	$25.40	$30.09
Value at end of period		$14.66	$14.01	$16.66	$22.07	$22.91	$22.55	$25.40	$30.09	$29.37
Number of accumulation units outstanding at end of period		159	260	330	330	330	0	0	0	0

TABLE 7

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARES OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2013	2014	2015	2016	2017	2018
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.05	$14.29	$15.51	$15.02	$16.04	$17.79
Value at end of period	$14.29	$15.51	$15.02	$16.04	$17.79	$17.14
Number of accumulation units outstanding at end of period	9,894	16,570	13,521	14,572	14,138	13,648
FIDELITY® VIP CONTRAFUNDSM PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$14.05	$16.28	$18.05	$17.99	$19.23	$23.21
Value at end of period	$16.28	$18.05	$17.99	$19.23	$23.21	$21.51
Number of accumulation units outstanding at end of period	788,740	546,341	430,105	322,620	295,063	278,315
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$14.15	$15.60	$16.79	$15.97	$18.66	$20.85
Value at end of period	$15.60	$16.79	$15.97	$18.66	$20.85	$18.93
Number of accumulation units outstanding at end of period	382,397	292,189	209,748	160,725	142,741	137,537
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$12.92	$15.62	$17.21	$18.26	$18.23	$24.38
Value at end of period	$15.62	$17.21	$18.26	$18.23	$24.38	$24.10
Number of accumulation units outstanding at end of period	268,858	273,828	213,054	171,271	173,982	178,505

	2018	2017	2016	2015	2014	2013
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.89	$10.77	$11.46	$11.17	$12.27	$10.29
Value at end of period	$11.72	$13.89	$10.77	$11.46	$11.17	$12.27
Number of accumulation units outstanding at end of period	57,718	55,765	59,140	85,150	105,950	140,583
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.26	$21.23	$16.47	$17.96	$18.04	$15.01
Value at end of period	$20.06	$23.26	$21.23	$16.47	$17.96	$18.04
Number of accumulation units outstanding at end of period	18,692	19,146	24,440	27,711	30,566	28,916
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$72.00	$57.11	$56.40	$54.25	$50.53	$40.22
Value at end of period	$68.70	$72.00	$57.11	$56.40	$54.25	$50.53
Number of accumulation units outstanding at end of period	3,744	3,397	2,894	3,554	2,080	3,187
INVESCO V.I. CORE EQUITY FUND (SERIES I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$18.92	$16.88	$15.47	$16.58	$15.48	$13.82
Value at end of period	$16.97	$18.92	$16.88	$15.47	$16.58	$15.48
Number of accumulation units outstanding at end of period	12,327	12,314	12,469	12,337	14,808	21,650
JANUS HENDERSON BALANCED PORTFOLIO (INSTITUTIONAL SHARES)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$21.65	$18.47	$17.83	$17.90	$16.66	$15.25
Value at end of period	$21.58	$21.65	$18.47	$17.83	$17.90	$16.66
Number of accumulation units outstanding at end of period	473	473	473	473	473	473
JANUS HENDERSON ENTERPRISE PORTFOLIO (INSTITUTIONAL SHARES)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$27.52	$21.81	$19.61	$19.04	$17.09	$14.62
Value at end of period	$27.13	$27.52	$21.81	$19.61	$19.04	$17.09
Number of accumulation units outstanding at end of period	0	0	0	0	4	4
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$20.98	$19.84	$17.21	$18.07	$16.37	$14.47
Value at end of period	$17.65	$20.98	$19.84	$17.21	$18.07	$16.37
Number of accumulation units outstanding at end of period	7,996	9,108	10,415	16,371	27,416	27,319
OPPENHEIMER GLOBAL FUND/VA (NON-SERVICE SHARES)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.31	$16.49	$16.64	$16.17	$15.97	$14.01
Value at end of period	$19.18	$22.31	$16.49	$16.64	$16.17	$15.97
Number of accumulation units outstanding at end of period	273	273	273	279	1,443	1,450
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$25.69	$22.73	$19.45	$20.87	$18.84	$15.83
Value at end of period	$22.81	$25.69	$22.73	$19.45	$20.87	$18.84
Number of accumulation units outstanding at end of period	4,665	5,635	7,047	17,373	16,021	12,130

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.25	$12.92	$12.40	$12.88	$12.61	$13.44
Value at end of period	$12.83	$13.25	$12.92	$12.40	$12.88	$12.61
Number of accumulation units outstanding at end of period	53,475	57,396	54,051	53,286	55,237	77,376
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$18.35	$17.28	$15.28	$16.07	$16.21	$15.60
Value at end of period	$17.57	$18.35	$17.28	$15.28	$16.07	$16.21
Number of accumulation units outstanding at end of period	12,783	12,358	9,857	9,250	12,869	7,564
VOYA BALANCED PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$17.57	$15.46	$14.49	$14.91	$14.18	$13.04
Value at end of period	$16.20	$17.57	$15.46	$14.49	$14.91	$14.18
Number of accumulation units outstanding at end of period	121,122	172,522	186,050	347,524	413,319	508,953
VOYA GLOBAL BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.52	$12.45	$11.83	$12.49	$12.56	$12.67
Value at end of period	$13.12	$13.52	$12.45	$11.83	$12.49	$12.56
Number of accumulation units outstanding at end of period	35,712	33,567	36,333	49,189	72,671	70,486
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during March 2015)						
Value at beginning of period	$12.03	$9.82	$9.35	$10.02		
Value at end of period	$10.85	$12.03	$9.82	$9.35		
Number of accumulation units outstanding at end of period	40,288	66,146	68,196	95,623		
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$9.77	$9.81	$9.89	$9.99	$10.09	$10.15
Value at end of period	$9.83	$9.77	$9.81	$9.89	$9.99	$10.09
Number of accumulation units outstanding at end of period	107,874	109,959	114,855	143,361	246,743	324,281
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.11	$18.55	$17.07	$17.49	$15.96	$13.87
Value at end of period	$20.91	$22.11	$18.55	$17.07	$17.49	$15.96
Number of accumulation units outstanding at end of period	844,829	957,471	1,000,949	1,176,757	1,416,434	1,475,100
VOYA HIGH YIELD PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$19.85	$18.88	$16.64	$17.15	$17.12	$16.73
Value at end of period	$19.02	$19.85	$18.88	$16.64	$17.15	$17.12
Number of accumulation units outstanding at end of period	47,203	38,932	31,242	34,146	24,555	25,995
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.11	$19.53	$17.89	$17.92	$15.90	$13.87
Value at end of period	$22.24	$24.11	$19.53	$17.89	$17.92	$15.90
Number of accumulation units outstanding at end of period	224,042	203,109	219,670	320,546	310,875	330,311
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.83	$21.19	$18.11	$18.63	$17.18	$14.83
Value at end of period	$20.21	$23.83	$21.19	$18.11	$18.63	$17.18
Number of accumulation units outstanding at end of period	86,250	94,206	103,330	137,619	152,223	199,018

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.33	$22.36	$17.73	$18.51	$17.73	$14.59
Value at end of period	$21.10	$24.33	$22.36	$17.73	$18.51	$17.73
Number of accumulation units outstanding at end of period	51,953	56,446	59,819	76,762	91,047	103,078
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$15.23	$14.64	$14.18	$14.23	$13.48	$13.64
Value at end of period	$15.00	$15.23	$14.64	$14.18	$14.23	$13.48
Number of accumulation units outstanding at end of period	306,055	330,244	354,875	446,698	291,356	283,270
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.14	$10.63	$10.65	$10.85	$11.65	$10.34
Value at end of period	$11.22	$13.14	$10.63	$10.65	$10.85	$11.65
Number of accumulation units outstanding at end of period	105,881	101,194	104,488	130,786	110,414	130,619
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$25.15	$19.58	$19.02	$18.06	$16.05	$13.86
Value at end of period	$24.53	$25.15	$19.58	$19.02	$18.06	$16.05
Number of accumulation units outstanding at end of period	143,389	137,440	146,619	210,817	233,434	85,292
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$20.98	$18.66	$16.55	$17.49	$16.05	$14.33
Value at end of period	$19.15	$20.98	$18.66	$16.55	$17.49	$16.05
Number of accumulation units outstanding at end of period	60,909	60,006	67,532	89,090	142,362	145,654
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$26.99	$21.79	$20.52	$20.62	$19.13	$16.58
Value at end of period	$24.72	$26.99	$21.79	$20.52	$20.62	$19.13
Number of accumulation units outstanding at end of period	27,278	26,205	21,359	30,069	26,578	50,921
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$36.50	$28.09	$26.62	$24.99	$22.32	$19.20
Value at end of period	$35.79	$36.50	$28.09	$26.62	$24.99	$22.32
Number of accumulation units outstanding at end of period	22,425	24,867	21,327	34,694	28,157	12,529
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.16	$19.91	$18.12	$17.93	$16.04	$14.06
Value at end of period	$23.09	$24.16	$19.91	$18.12	$17.93	$16.04
Number of accumulation units outstanding at end of period	53,987	50,199	38,440	61,413	73,083	61,319
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during April 2016)						
Value at beginning of period	$13.37	$11.90	$10.80			
Value at end of period	$12.36	$13.37	$11.90			
Number of accumulation units outstanding at end of period	0	1,515	1,516			
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$34.65	$28.14	$26.61	$27.09	$24.63	$21.10
Value at end of period	$32.46	$34.65	$28.14	$26.61	$27.09	$24.63
Number of accumulation units outstanding at end of period	4,560	4,250	4,169	5,059	17,726	5,642

CFI 32

	2018	2017	2016	2015	2014	2013
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.93	$21.34	$19.01	$19.76	$17.71	$15.36
Value at end of period	$22.38	$24.93	$21.34	$19.01	$19.76	$17.71
Number of accumulation units outstanding at end of period	22,345	30,408	31,505	31,029	26,750	13,991
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.46	$20.74	$17.29	$18.30	$17.62	$14.85
Value at end of period	$20.61	$23.46	$20.74	$17.29	$18.30	$17.62
Number of accumulation units outstanding at end of period	25,210	26,277	23,633	29,847	25,376	21,782
VOYA SMALL CAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$26.34	$22.41	$19.96	$20.34	$19.46	$16.32
Value at end of period	$21.94	$26.34	$22.41	$19.96	$20.34	$19.46
Number of accumulation units outstanding at end of period	11,802	10,251	12,798	16,291	12,422	12,043
VOYA SMALL COMPANY PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.90	$22.60	$18.33	$18.66	$17.70	$14.91
Value at end of period	$20.74	$24.90	$22.60	$18.33	$18.66	$17.70
Number of accumulation units outstanding at end of period	34,717	36,930	36,584	36,540	41,773	80,180
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$16.77	$14.69	$14.01	$14.17	$13.55	$12.52
Value at end of period	$15.65	$16.77	$14.69	$14.01	$14.17	$13.55
Number of accumulation units outstanding at end of period	190,665	178,628	160,207	130,289	137,037	131,626
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$17.88	$15.12	$14.38	$14.59	$13.95	$12.65
Value at end of period	$16.23	$17.88	$15.12	$14.38	$14.59	$13.95
Number of accumulation units outstanding at end of period	272,722	242,324	208,115	185,097	203,398	184,314
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$18.25	$15.20	$14.43	$14.72	$14.01	$12.53
Value at end of period	$16.22	$18.25	$15.20	$14.43	$14.72	$14.01
Number of accumulation units outstanding at end of period	106,211	88,781	75,154	57,520	38,378	29,310
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$15.19	$14.04	$13.57	$13.69	$13.08	$12.66
Value at end of period	$14.58	$15.19	$14.04	$13.57	$13.69	$13.08
Number of accumulation units outstanding at end of period	28,042	32,461	48,504	52,603	8,462	10,126
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$16.58	$15.15	$14.48	$14.65	$13.88	$13.14
Value at end of period	$15.75	$16.58	$15.15	$14.48	$14.65	$13.88
Number of accumulation units outstanding at end of period	11,710	12,720	3,337	5,199	5,407	6,462
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$18.04	$15.46	$14.60	$14.93	$14.15	$12.70
Value at end of period	$16.38	$18.04	$15.46	$14.60	$14.93	$14.15
Number of accumulation units outstanding at end of period	71,844	74,940	72,637	74,294	72,666	112,586

	2018	2017	2016	2015	2014	2013
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$17.38	$15.33	$14.52	$14.75	$13.97	$12.89
Value at end of period	$16.17	$17.38	$15.33	$14.52	$14.75	$13.97
Number of accumulation units outstanding at end of period	40,707	27,556	25,231	22,697	29,486	31,020
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.60	$13.31	$13.14	$13.24	$12.65	$12.89
Value at end of period	$13.42	$13.60	$13.31	$13.14	$13.24	$12.65
Number of accumulation units outstanding at end of period	35,485	34,674	30,460	28,708	28,565	12,822
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$28.16	$25.60	$20.84	$21.42	$19.24	$16.93
Value at end of period	$23.88	$28.16	$25.60	$20.84	$21.42	$19.24
Number of accumulation units outstanding at end of period	9,609	12,459	29,507	30,857	32,485	20,478
VY® BARON GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$25.88	$20.39	$19.55	$20.79	$20.13	$16.79
Value at end of period	$25.14	$25.88	$20.39	$19.55	$20.79	$20.13
Number of accumulation units outstanding at end of period	64,052	60,173	55,833	70,574	70,330	120,670
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$14.81	$13.51	$13.52	$13.85	$12.27	$12.22
Value at end of period	$13.42	$14.81	$13.51	$13.52	$13.85	$12.27
Number of accumulation units outstanding at end of period	18,596	25,026	21,542	24,818	26,362	27,385
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$20.28	$19.47	$18.86	$18.51	$14.39	$15.06
Value at end of period	$18.54	$20.28	$19.47	$18.86	$18.51	$14.39
Number of accumulation units outstanding at end of period	11,983	17,776	21,760	52,184	60,978	22,953
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.22	$18.46	$17.20	$16.87	$15.11	$13.06
Value at end of period	$20.02	$22.22	$18.46	$17.20	$16.87	$15.11
Number of accumulation units outstanding at end of period	13,742	12,888	15,118	28,777	32,791	40,549
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.19	$21.12	$17.24	$17.94	$17.37	$14.56
Value at end of period	$18.88	$23.19	$21.12	$17.24	$17.94	$17.37
Number of accumulation units outstanding at end of period	2,309	1,957	1,900	959	1,740	792
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.42	$20.10	$17.24	$18.52	$17.14	$15.09
Value at end of period	$20.31	$23.42	$20.10	$17.24	$18.52	$17.14
Number of accumulation units outstanding at end of period	14,306	13,767	14,659	26,807	26,351	14,823

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$21.06	$19.18	$16.81	$17.33	$16.07	$14.69
Value at end of period	$18.88	$21.06	$19.18	$16.81	$17.33	$16.07
Number of accumulation units outstanding at end of period	124,913	127,942	147,081	189,107	200,285	187,030
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.77	$20.20	$17.01	$17.70	$16.24	$14.42
Value at end of period	$19.49	$22.77	$20.20	$17.01	$17.70	$16.24
Number of accumulation units outstanding at end of period	18,896	19,057	16,794	19,690	22,514	26,677
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$14.63	$10.33	$9.24	$11.08	$11.09	$11.37
Value at end of period	$12.05	$14.63	$10.33	$9.24	$11.08	$11.09
Number of accumulation units outstanding at end of period	168,951	126,753	114,724	126,768	149,154	108,509
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$26.06	$23.14	$20.38	$21.23	$18.65	$16.39
Value at end of period	$22.65	$26.06	$23.14	$20.38	$21.23	$18.65
Number of accumulation units outstanding at end of period	14,826	15,791	16,766	27,640	31,982	25,054
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$27.16	$23.74	$19.72	$20.68	$19.28	$16.26
Value at end of period	$24.06	$27.16	$23.74	$19.72	$20.68	$19.28
Number of accumulation units outstanding at end of period	5,694	7,043	5,627	6,547	5,054	3,297
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.49	$16.64	$16.77	$16.27	$16.06	$14.10
Value at end of period	$19.32	$22.49	$16.64	$16.77	$16.27	$16.06
Number of accumulation units outstanding at end of period	210,837	220,178	228,135	321,209	387,428	521,550
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$21.06	$19.81	$17.51	$18.54	$18.66	$17.93
Value at end of period	$20.29	$21.06	$19.81	$17.51	$18.54	$18.66
Number of accumulation units outstanding at end of period	35,645	32,338	32,246	37,599	41,743	61,272
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$23.35	$20.49	$19.15	$18.39	$16.56	$15.06
Value at end of period	$23.23	$23.35	$20.49	$19.15	$18.39	$16.56
Number of accumulation units outstanding at end of period	166,469	157,042	133,742	165,618	142,998	116,254
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$26.27	$21.26	$19.99	$19.79	$17.87	$15.15
Value at end of period	$25.16	$26.27	$21.26	$19.99	$19.79	$17.87
Number of accumulation units outstanding at end of period	103,502	101,424	115,095	159,199	198,757	260,612

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$21.53	$18.70	$15.91	$17.26	$16.22	$14.54
Value at end of period	$19.32	$21.53	$18.70	$15.91	$17.26	$16.22
Number of accumulation units outstanding at end of period	56,167	61,425	60,745	71,420	75,495	105,397
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$28.42	$21.49	$21.38	$19.49	$18.11	$14.57
Value at end of period	$27.83	$28.42	$21.49	$21.38	$19.49	$18.11
Number of accumulation units outstanding at end of period	88,474	79,437	76,411	124,998	102,098	100,010
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.72	$10.84	$10.74	$10.95	$11.19	$10.26
Value at end of period	$11.67	$13.72	$10.84	$10.74	$10.95	$11.19
Number of accumulation units outstanding at end of period	18,521	20,202	13,861	16,599	24,005	37,739
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$13.53	$11.17	$11.08	$11.58	$12.52	$11.18
Value at end of period	$11.39	$13.53	$11.17	$11.08	$11.58	$12.52
Number of accumulation units outstanding at end of period	92,185	92,635	98,257	146,908	152,958	162,961
WANGER INTERNATIONAL						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$17.97	$13.65	$13.99	$14.11	$14.91	$13.34
Value at end of period	$14.64	$17.97	$13.65	$13.99	$14.11	$14.91
Number of accumulation units outstanding at end of period	15,579	15,003	14,810	24,414	32,610	28,687
WANGER SELECT						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$22.50	$17.94	$15.98	$16.10	$15.77	$13.43
Value at end of period	$19.51	$22.50	$17.94	$15.98	$16.10	$15.77
Number of accumulation units outstanding at end of period	15,419	14,419	16,463	15,254	19,812	26,398
WANGER USA						
(Funds were first received in this option during June 2013)						
Value at beginning of period	$24.67	$20.84	$18.51	$18.81	$18.13	$15.44
Value at end of period	$24.07	$24.67	$20.84	$18.51	$18.81	$18.13
Number of accumulation units outstanding at end of period	18,627	16,260	15,436	17,253	19,967	20,014

TABLE 8

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
AMERICAN FUNDS INSURANCE SERIES® - GROWTH FUND℠ (CLASS 2)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$15.75	$12.43	$11.50	$10.90	$11.03					
Value at end of period	$15.52	$15.75	$12.43	$11.50	$10.90					
Number of accumulation units outstanding at end of period	10,915	7,469	6,657	3,108	184					

CFI 36

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$37.17	$33.61	$31.55	$32.66	$30.18	$25.90	$23.73	$22.98	$20.75	$16.77
Value at end of period	$35.73	$37.17	$33.61	$31.55	$32.66	$30.18	$25.90	$23.73	$22.98	$20.75
Number of accumulation units outstanding at end of period	1,394	1,789	1,424	940	957	690	1,394	2,481	1,779	3,480
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)										
(Funds were first received in this option during April 2015)										
Value at beginning of period	$11.35	$10.74	$9.48	$10.19						
Value at end of period	$10.84	$11.35	$10.74	$9.48						
Number of accumulation units outstanding at end of period	17,218	20,401	10,718	3,889						
FIDELITY® VIP CONTRAFUNDS℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$66.16	$54.96	$51.53	$51.83	$46.88	$36.16	$31.45	$32.67	$28.22	$21.06
Value at end of period	$61.17	$66.16	$54.96	$51.53	$51.83	$46.88	$36.16	$31.45	$32.67	$28.22
Number of accumulation units outstanding at end of period	132,338	150,903	161,347	181,459	196,723	218,028	235,297	267,889	301,881	336,876
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$42.57	$38.18	$32.76	$34.54	$32.17	$25.42	$21.94	$22.00	$19.35	$15.05
Value at end of period	$38.55	$42.57	$38.18	$32.76	$34.54	$32.17	$25.42	$21.94	$22.00	$19.35
Number of accumulation units outstanding at end of period	69,557	84,076	94,174	102,312	114,271	124,549	130,411	141,797	157,760	186,032
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$44.93	$33.66	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71	$12.40
Value at end of period	$44.29	$44.93	$33.66	$33.81	$31.95	$29.06	$21.59	$19.06	$19.26	$15.71
Number of accumulation units outstanding at end of period	84,102	102,835	100,548	112,428	116,976	117,246	127,107	138,234	142,167	148,639
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$26.18	$20.35	$21.70	$21.21	$23.36	$18.13	$15.21	$18.59	$16.64	$13.32
Value at end of period	$22.03	$26.18	$20.35	$21.70	$21.21	$23.36	$18.13	$15.21	$18.59	$16.64
Number of accumulation units outstanding at end of period	35,565	41,060	38,739	45,988	55,209	64,516	64,657	66,507	77,854	92,767
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$35.88	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85	$11.64
Value at end of period	$30.87	$35.88	$32.83	$25.54	$27.92	$28.11	$20.89	$17.87	$18.80	$14.85
Number of accumulation units outstanding at end of period	12,002	14,317	18,048	19,074	23,557	25,941	29,465	29,566	36,674	41,024
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$70.13	$55.76	$55.21	$53.24	$49.71	$35.92	$37.16			
Value at end of period	$66.75	$70.13	$55.76	$55.21	$53.24	$49.71	$35.92			
Number of accumulation units outstanding at end of period	1,625	1,937	1,792	2,449	4,514	2,335	2,234			
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$17.23	$15.42	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29	$7.33
Value at end of period	$15.42	$17.23	$15.42	$14.16	$15.21	$14.24	$11.16	$9.92	$10.05	$9.29
Number of accumulation units outstanding at end of period	19,209	27,788	35,651	35,323	38,132	48,223	47,949	48,617	51,693	68,360
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$24.02	$22.76	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07	$8.85
Value at end of period	$20.15	$24.02	$22.76	$19.80	$20.84	$18.92	$14.70	$13.00	$13.71	$11.07
Number of accumulation units outstanding at end of period	25,477	41,229	41,379	42,662	41,040	43,047	48,940	48,163	48,249	42,969
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$27.87	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81	$7.98
Value at end of period	$24.68	$27.87	$24.72	$21.20	$22.81	$20.64	$14.82	$12.72	$13.17	$10.81
Number of accumulation units outstanding at end of period	3,705	4,976	4,233	5,493	4,449	5,229	2,503	1,821	3,127	2,857

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$10.85	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06	$14.61	$14.95
Value at end of period	$12.68	$13.54	$14.93	$16.03	$14.38	$14.64	$14.06	$14.61	$14.95	$14.44
Number of accumulation units outstanding at end of period	59,768	62,387	62,775	87,139	60,395	51,096	51,378	44,011	37,546	28,385
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$7.66	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34	$18.43	$19.52
Value at end of period	$12.13	$14.15	$13.74	$15.74	$17.42	$17.22	$16.34	$18.43	$19.52	$18.64
Number of accumulation units outstanding at end of period	12,879	9,779	10,321	10,714	12,304	16,634	12,141	12,582	14,226	13,399
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$21.26	$25.04	$28.21	$27.50	$30.86	$35.57	$37.31	$36.16	$38.51	$43.63
Value at end of period	$25.04	$28.21	$27.50	$30.86	$35.57	$37.31	$36.16	$38.51	$43.63	$40.14
Number of accumulation units outstanding at end of period	602,421	558,020	488,777	433,791	396,420	370,251	328,697	299,757	279,609	252,965
VOYA EMERGING MARKETS INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2015)										
Value at beginning of period							$9.81	$7.96	$8.69	$11.72
Value at end of period							$7.96	$8.69	$11.72	$9.83
Number of accumulation units outstanding at end of period							714	2,190	5,105	2,695
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$9.60	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54	$12.79	$13.43	$14.55
Value at end of period	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54	$12.79	$13.43	$14.55	$14.08
Number of accumulation units outstanding at end of period	191,664	212,251	189,713	169,767	155,725	150,311	139,787	124,471	113,128	90,183
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2015)										
Value at beginning of period							$10.01	$9.33	$9.77	$11.94
Value at end of period							$9.33	$9.77	$11.94	$10.74
Number of accumulation units outstanding at end of period							62,137	51,213	41,288	38,241
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2016)										
Value at beginning of period								$10.38	$10.21	$11.60
Value at end of period								$10.21	$11.60	$10.63
Number of accumulation units outstanding at end of period								1,686	0	40
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.40	$15.26	$15.10	$14.92	$14.74	$14.56	$14.38	$14.20	$14.05	$13.96
Value at end of period	$15.26	$15.10	$14.92	$14.74	$14.56	$14.38	$14.20	$14.05	$13.96	$14.00
Number of accumulation units outstanding at end of period	290,406	228,953	166,461	152,458	139,376	130,012	125,598	89,163	76,264	117,343
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$15.90	$20.45	$23.05	$22.70	$25.96	$33.49	$36.62	$35.65	$38.65	$45.93
Value at end of period	$20.45	$23.05	$22.70	$25.96	$33.49	$36.62	$35.65	$38.65	$45.93	$43.34
Number of accumulation units outstanding at end of period	1,472,079	1,354,950	1,184,268	1,052,180	1,042,325	967,128	863,639	783,837	735,947	668,994
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$8.77	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34	$20.29
Value at end of period	$12.93	$14.59	$15.05	$16.95	$17.68	$17.66	$17.09	$19.34	$20.29	$19.39
Number of accumulation units outstanding at end of period	16,451	18,046	13,400	23,679	16,156	14,822	18,210	17,231	12,102	11,845
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.04	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53	$34.34	$42.27
Value at end of period	$17.09	$19.23	$18.98	$21.45	$28.16	$31.66	$31.53	$34.34	$42.27	$38.90
Number of accumulation units outstanding at end of period	89,767	81,760	60,454	53,309	56,096	67,106	59,181	57,665	51,692	56,229
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$14.32	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50	$41.42	$46.46
Value at end of period	$18.63	$22.43	$21.90	$25.45	$33.82	$36.60	$35.50	$41.42	$46.46	$39.30
Number of accumulation units outstanding at end of period	44,796	42,378	35,103	31,029	29,657	28,519	27,379	25,683	22,508	22,063

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$33.24	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15	$10.67
Value at end of period	$28.76	$33.24	$30.62	$24.35	$25.48	$24.47	$17.36	$15.64	$15.96	$13.15
Number of accumulation units outstanding at end of period	17,358	19,269	22,371	23,780	24,675	22,868	23,172	24,736	32,884	40,402
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$28.37	$27.35	$26.54	$26.72	$25.36	$25.71	$23.80	$22.41	$20.66	$18.75
Value at end of period	$27.86	$28.37	$27.35	$26.54	$26.72	$25.36	$25.71	$23.80	$22.41	$20.66
Number of accumulation units outstanding at end of period	242,263	265,121	283,981	335,659	273,016	294,001	358,416	374,437	421,242	448,725
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$18.09	$14.71	$14.81	$15.16	$9.71	$8.09	$6.90	$7.96	$7.49	$5.25
Value at end of period	$15.39	$18.09	$14.71	$14.81	$15.16	$9.71	$8.09	$6.90	$7.96	$7.47
Number of accumulation units outstanding at end of period	2,709	2,786	1,888	626	7,346	16,971	14,439	15,119	15,894	14,760
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30	$10.31		
Value at end of period	$23.43	$24.08	$18.79	$18.30	$17.42	$15.53	$12.01	$10.30		
Number of accumulation units outstanding at end of period	213,108	220,896	238,366	269,386	285,407	202,807	230,514	233,344		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.97	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00	$6.29
Value at end of period	$14.54	$15.97	$14.24	$12.66	$13.42	$12.34	$9.55	$8.43	$8.25	$7.00
Number of accumulation units outstanding at end of period	101,969	126,227	148,135	158,514	179,433	126,517	94,854	97,488	65,010	80,173
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$33.09	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75	$9.12
Value at end of period	$30.23	$33.09	$26.79	$25.28	$25.47	$23.70	$18.18	$16.12	$16.41	$12.75
Number of accumulation units outstanding at end of period	31,659	34,217	30,375	32,258	41,161	46,318	25,416	26,413	20,220	9,621
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$34.31	$26.46	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54	$10.70
Value at end of period	$33.55	$34.31	$26.46	$25.14	$23.66	$21.19	$16.25	$14.37	$13.96	$12.54
Number of accumulation units outstanding at end of period	37,348	29,754	20,731	16,868	14,918	11,260	10,918	3,908	974	921
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$20.17	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10	$6.63
Value at end of period	$19.23	$20.17	$16.66	$15.20	$15.08	$13.52	$10.37	$9.09	$8.97	$8.10
Number of accumulation units outstanding at end of period	50,683	45,925	40,989	33,692	18,451	17,795	17,285	14,236	28,844	18,179
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2015)										
Value at beginning of period	$13.25	$11.82	$10.35	$10.45						
Value at end of period	$12.22	$13.25	$11.82	$10.35						
Number of accumulation units outstanding at end of period	9,107	18,865	5,270	1,194						
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$32.57	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82	$11.40
Value at end of period	$30.44	$32.57	$26.52	$25.14	$25.66	$23.38	$17.55	$15.39	$15.93	$12.82
Number of accumulation units outstanding at end of period	1,796	2,979	2,233	3,513	8,213	6,615	4,564	4,424	3,618	5,085
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.94	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18	$5.77
Value at end of period	$18.76	$20.94	$17.98	$16.05	$16.72	$15.03	$11.34	$9.81	$10.12	$8.18
Number of accumulation units outstanding at end of period	8,263	6,721	8,306	4,719	5,907	1,370	2,357	2,892	2,851	2,878

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$21.31	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69	$8.48
Value at end of period	$18.67	$21.31	$18.88	$15.79	$16.75	$16.16	$11.79	$10.29	$10.85	$8.69
Number of accumulation units outstanding at end of period	4,965	1,616	1,653	1,647	2,940	1,724	805	1,294	1,113	1,150
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
Value at beginning of period	$22.05	$18.81	$16.79	$17.16	$16.45	$11.98	$10.53	$10.57	$8.09	$6.25
Value at end of period	$18.32	$22.05	$18.81	$16.79	$17.16	$16.45	$11.98	$10.53	$10.57	$8.09
Number of accumulation units outstanding at end of period	10,436	12,236	13,281	14,469	11,556	12,980	14,829	15,208	11,118	9,884
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$63.35	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83
Value at end of period	$52.65	$63.35	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99
Number of accumulation units outstanding at end of period	5,446	7,045	8,491	7,453	7,650	7,871	8,186	10,719	15,068	15,095
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
Value at beginning of period	$17.24	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17	$8.19
Value at end of period	$16.05	$17.24	$15.14	$14.48	$14.67	$14.07	$12.25	$10.93	$11.43	$10.17
Number of accumulation units outstanding at end of period	25,885	28,086	21,254	19,548	14,887	9,630	5,340	3,983	9,333	4,925
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
Value at beginning of period	$18.69	$15.85	$15.10	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23	$8.07
Value at end of period	$16.92	$18.69	$15.85	$15.10	$15.37	$14.73	$12.39	$10.90	$11.57	$10.23
Number of accumulation units outstanding at end of period	23,249	18,488	26,303	24,321	22,916	22,758	15,666	18,138	17,024	5,112
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
Value at beginning of period	$19.47	$16.26	$15.47	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19	$7.95
Value at end of period	$17.26	$19.47	$16.26	$15.47	$15.82	$15.10	$12.38	$10.86	$11.59	$10.19
Number of accumulation units outstanding at end of period	12,100	12,017	10,123	9,014	8,280	8,977	14,602	17,389	10,916	9,705
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$15.28	$14.15	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81	$9.34
Value at end of period	$14.63	$15.28	$14.15	$13.72	$13.88	$13.29	$12.58	$11.60	$11.71	$10.81
Number of accumulation units outstanding at end of period	2,025	1,724	9,317	21,391	87	87	87	53	1,128	2,065
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.08	$24.80	$23.76	$24.11	$22.90	$20.68	$18.65	$18.55	$16.91	$14.53
Value at end of period	$25.66	$27.08	$24.80	$23.76	$24.11	$22.90	$20.68	$18.65	$18.55	$16.91
Number of accumulation units outstanding at end of period	9,212	12,319	15,281	12,161	10,128	16,398	16,822	19,826	16,258	27,916
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$31.29	$26.88	$25.45	$26.08	$24.78	$20.50	$18.05	$18.83	$16.86	$13.63
Value at end of period	$28.33	$31.29	$26.88	$25.45	$26.08	$24.78	$20.50	$18.05	$18.83	$16.86
Number of accumulation units outstanding at end of period	33,264	33,876	34,219	31,266	31,083	28,620	27,115	32,033	32,561	40,958
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$29.01	$25.66	$24.36	$24.81	$23.55	$20.45	$18.23	$18.56	$16.78	$13.94
Value at end of period	$26.91	$29.01	$25.66	$24.36	$24.81	$23.55	$20.45	$18.23	$18.56	$16.78
Number of accumulation units outstanding at end of period	19,124	19,292	19,588	20,819	28,775	29,130	32,181	37,478	38,888	37,701
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$12.42	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65	$10.19
Value at end of period	$12.22	$12.42	$12.19	$12.06	$12.18	$11.67	$12.12	$11.82	$11.16	$10.65
Number of accumulation units outstanding at end of period	12,037	17,401	5,522	1,699	7,289	22,416	25,280	23,808	6,787	13,382
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$36.51	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67	$10.94
Value at end of period	$30.89	$36.51	$33.27	$27.16	$27.98	$25.19	$19.42	$16.90	$17.67	$14.67
Number of accumulation units outstanding at end of period	11,050	9,293	9,549	9,130	9,383	11,411	9,712	12,467	15,491	13,092

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.61	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12	$36.87
Value at end of period	$14.17	$17.70	$17.87	$21.12	$28.96	$29.84	$27.99	$29.12	$36.87	$35.72
Number of accumulation units outstanding at end of period	30,734	32,645	29,433	23,343	23,535	19,267	16,472	13,334	8,323	9,677
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$6.70	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30	$14.55
Value at end of period	$8.85	$10.17	$9.52	$11.86	$12.17	$13.71	$13.35	$13.30	$14.55	$13.15
Number of accumulation units outstanding at end of period	18,393	10,521	12,236	14,451	14,207	16,044	15,698	15,733	9,490	9,897
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$6.07	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18	$17.84
Value at end of period	$8.14	$10.29	$11.13	$12.70	$12.80	$16.41	$16.69	$17.18	$17.84	$16.27
Number of accumulation units outstanding at end of period	21,817	27,966	27,091	35,918	27,907	36,315	30,731	37,243	25,264	20,060
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$8.12	$10.55	$11.68	$10.99	$12.19	$16.22	$18.07	$18.38	$19.67	$23.62
Value at end of period	$10.55	$11.68	$10.99	$12.19	$16.22	$18.07	$18.38	$19.67	$23.62	$21.23
Number of accumulation units outstanding at end of period	16,709	12,040	11,200	10,157	16,005	13,737	9,558	5,884	3,683	2,814
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
Value at beginning of period	$6.66	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35	$20.11
Value at end of period	$8.21	$10.15	$9.76	$11.00	$15.21	$15.67	$15.02	$18.35	$20.11	$16.33
Number of accumulation units outstanding at end of period	1,455	1,063	1,629	1,748	2,602	2,680	2,435	2,456	3,753	1,793
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$8.68	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04	$25.61
Value at end of period	$11.02	$12.53	$12.12	$14.20	$18.93	$20.40	$18.94	$22.04	$25.61	$22.16
Number of accumulation units outstanding at end of period	15,756	6,555	4,413	3,208	5,917	3,982	3,982	3,140	2,285	2,356
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.20	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68	$21.55
Value at end of period	$11.15	$12.37	$12.08	$13.46	$16.61	$17.87	$17.29	$19.68	$21.55	$19.27
Number of accumulation units outstanding at end of period	301,174	267,662	226,931	193,631	181,857	173,177	157,082	144,470	141,834	123,178
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$8.58	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82	$23.41
Value at end of period	$10.50	$11.66	$11.27	$12.75	$16.86	$18.33	$17.58	$20.82	$23.41	$19.98
Number of accumulation units outstanding at end of period	21,276	13,944	20,832	11,797	21,825	16,057	13,764	5,679	14,582	11,974
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.83	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46	$27.48
Value at end of period	$20.05	$23.81	$19.22	$22.61	$21.05	$20.98	$17.45	$19.46	$27.48	$22.59
Number of accumulation units outstanding at end of period	35,236	37,521	37,899	31,712	31,078	35,526	32,983	30,492	29,214	24,085
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.56	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21	$37.30
Value at end of period	$14.34	$17.41	$17.51	$20.75	$26.96	$30.62	$29.32	$33.21	$37.30	$32.34
Number of accumulation units outstanding at end of period	28,883	31,075	27,189	29,106	30,966	28,979	28,134	28,372	25,809	22,447
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$8.74	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34	$30.06
Value at end of period	$10.99	$13.75	$13.40	$15.71	$21.55	$23.06	$21.94	$26.34	$30.06	$26.56
Number of accumulation units outstanding at end of period	2,267	4,700	4,308	6,153	7,778	6,871	6,116	3,010	4,674	5,734
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$8.42	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73	$25.25
Value at end of period	$11.61	$13.31	$12.07	$14.51	$18.21	$18.41	$18.93	$18.73	$25.25	$21.65
Number of accumulation units outstanding at end of period	523,838	465,820	426,452	413,627	312,165	290,374	279,069	244,740	230,727	206,737

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
Value at beginning of period	$20.90	$19.72	$17.47	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75	$7.73
Value at end of period	$20.09	$20.90	$19.72	$17.47	$18.55	$18.71	$16.87	$14.70	$14.99	$12.75
Number of accumulation units outstanding at end of period	12,654	18,425	16,896	20,040	28,752	29,024	18,655	15,847	18,149	11,873
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$26.20	$23.05	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14
Value at end of period	$26.01	$26.20	$23.05	$21.60	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02
Number of accumulation units outstanding at end of period	226,018	216,815	221,737	211,878	190,706	182,906	166,107	165,707	162,863	189,203
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52
Value at end of period	$27.92	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87
Number of accumulation units outstanding at end of period	179,048	208,319	207,971	237,504	246,600	262,128	282,778	367,412	413,503	423,967
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$28.80	$25.09	$21.39	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30	$10.78
Value at end of period	$25.79	$28.80	$25.09	$21.39	$23.26	$21.92	$17.11	$14.78	$15.10	$13.30
Number of accumulation units outstanding at end of period	32,740	36,216	35,601	39,942	39,999	43,747	43,670	40,715	47,792	48,566
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84
Value at end of period	$57.91	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95
Number of accumulation units outstanding at end of period	63,048	63,590	68,521	77,610	82,765	78,972	79,705	84,086	96,633	105,890
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$19.21	$15.21	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28	$9.04
Value at end of period	$16.29	$19.21	$15.21	$15.12	$15.45	$15.82	$14.01	$11.95	$13.80	$12.28
Number of accumulation units outstanding at end of period	15,903	11,930	12,696	12,442	14,897	20,607	20,863	16,644	16,228	22,921
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28
Value at end of period	$9.61	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20
Number of accumulation units outstanding at end of period	193,728	226,014	251,043	274,839	309,344	320,720	330,383	338,356	373,838	415,687
WANGER INTERNATIONAL										
Value at beginning of period	$14.99	$11.42	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33	$5.63
Value at end of period	$12.18	$14.99	$11.42	$11.73	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33
Number of accumulation units outstanding at end of period	21,871	29,309	36,389	32,188	41,530	43,695	29,577	34,149	22,976	10,527
WANGER SELECT										
Value at beginning of period	$29.29	$23.41	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12	$8.00
Value at end of period	$25.33	$29.29	$23.41	$20.91	$21.12	$20.74	$15.60	$13.34	$16.40	$13.12
Number of accumulation units outstanding at end of period	3,652	4,789	7,376	14,064	13,825	13,666	16,897	17,437	25,406	24,693
WANGER USA										
Value at beginning of period	$28.88	$24.45	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80	$8.40
Value at end of period	$28.10	$28.88	$24.45	$21.78	$22.19	$21.44	$16.23	$13.70	$14.37	$11.80
Number of accumulation units outstanding at end of period	2,034	2,075	5,138	4,637	3,060	4,343	3,057	4,575	4,948	3,978

Condensed Financial Information (continued)

TABLE 9

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997 (Selected data for accumulation units outstanding throughout each period)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
CALVERT VP SRI BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$35.30	$31.99	$30.11	$31.25	$28.94	$24.90	$22.87	$22.20	$20.10	$16.16
Value at end of period	$33.84	$35.30	$31.99	$30.11	$31.25	$28.94	$24.90	$22.87	$22.20	$20.10
Number of accumulation units outstanding at end of period	0	0	638	638	638	638	0	0	0	6,744
FEDERATED HIGH INCOME BOND FUND II (PRIMARY SHARES)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$11.25	$10.67	$9.44	$9.83	$10.03					
Value at end of period	$10.71	$11.25	$10.67	$9.44	$9.83					
Number of accumulation units outstanding at end of period	0	751	0	4,559	4,721					
FIDELITY® VIP CONTRAFUNDSM PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$62.82	$52.32	$49.17	$49.58	$44.96	$34.76	$30.31	$31.57	$27.34	$20.45
Value at end of period	$57.93	$62.82	$52.32	$49.17	$49.58	$44.96	$34.76	$30.31	$31.57	$27.34
Number of accumulation units outstanding at end of period	5,557	14,390	16,566	19,134	18,675	17,822	17,257	16,456	17,633	19,741
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$40.42	$36.35	$31.26	$33.04	$30.85	$24.44	$21.15	$21.26	$18.74	$14.61
Value at end of period	$36.52	$40.42	$36.35	$31.26	$33.04	$30.85	$24.44	$21.15	$21.26	$18.74
Number of accumulation units outstanding at end of period	5,381	5,889	10,658	14,096	13,711	13,273	14,015	13,357	14,294	15,585
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$42.66	$32.04	$32.27	$30.56	$27.87	$20.75	$18.37	$18.61	$15.21	$12.04
Value at end of period	$41.95	$42.66	$32.04	$32.27	$30.56	$27.87	$20.75	$18.37	$18.61	$15.21
Number of accumulation units outstanding at end of period	2,010	3,193	3,943	4,396	4,697	4,532	9,498	9,107	8,108	9,932
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$24.86	$19.37	$20.71	$20.29	$22.40	$17.43	$14.66	$17.96	$16.12	$12.93
Value at end of period	$20.86	$24.86	$19.37	$20.71	$20.29	$22.40	$17.43	$14.66	$17.96	$16.12
Number of accumulation units outstanding at end of period	83	89	315	4,040	4,040	4,042	492	492	548	1,419
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$34.43	$31.59	$24.63	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54	$11.43
Value at end of period	$29.55	$34.43	$31.59	$24.63	$27.00	$27.25	$20.30	$17.41	$18.36	$14.54
Number of accumulation units outstanding at end of period	645	645	2,013	4,261	4,408	6,444	3,263	3,210	3,135	3,081
INVESCO V.I. AMERICAN FRANCHISE FUND (SERIES I)										
(Funds were first received in this option during June 2016)										
Value at beginning of period	$69.12	$55.10	$53.60							
Value at end of period	$65.62	$69.12	$55.10							
Number of accumulation units outstanding at end of period	0	0	752							
INVESCO V.I. CORE EQUITY FUND (SERIES I)										
Value at beginning of period	$16.44	$14.75	$13.58	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05	$7.16
Value at end of period	$14.68	$16.44	$14.75	$13.58	$14.63	$13.73	$10.78	$9.61	$9.76	$9.05
Number of accumulation units outstanding at end of period	992	1,112	4,102	1,931	1,931	1,932	1,933	1,933	1,934	2,261

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
LORD ABBETT SERIES FUND, INC. - MID CAP STOCK PORTFOLIO (CLASS VC)										
Value at beginning of period	$23.05	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84	$8.69
Value at end of period	$19.29	$23.05	$21.90	$19.10	$20.15	$18.34	$14.29	$12.66	$13.39	$10.84
Number of accumulation units outstanding at end of period	599	599	1,027	4,802	4,957	4,936	4,535	11,647	10,964	9,384
OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (NON-SERVICE SHARES)										
Value at beginning of period	$27.00	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68	$7.90
Value at end of period	$23.85	$27.00	$24.01	$20.64	$22.27	$20.20	$14.54	$12.51	$12.98	$10.68
Number of accumulation units outstanding at end of period	0	0	0	0	1,229	864	2,242	2,209	3,595	3,571
PIMCO REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
Value at beginning of period	$14.45	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50	$10.72
Value at end of period	$13.92	$14.45	$14.15	$13.66	$14.25	$14.03	$15.69	$14.65	$13.31	$12.50
Number of accumulation units outstanding at end of period	0	0	0	2,311	3,022	3,004	3,183	3,102	2,916	2,401
PIONEER HIGH YIELD VCT PORTFOLIO (CLASS I)										
Value at beginning of period	$18.86	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96	$7.57
Value at end of period	$17.97	$18.86	$17.86	$15.87	$16.77	$17.01	$15.41	$13.47	$13.91	$11.96
Number of accumulation units outstanding at end of period	423	423	423	2,868	2,869	5,262	5,836	5,902	2,840	2,383
VOYA BALANCED PORTFOLIO (CLASS I)										
Value at beginning of period	$41.43	$36.65	$34.51	$35.69	$34.11	$29.67	$26.50	$27.26	$24.25	$20.65
Value at end of period	$38.02	$41.43	$36.65	$34.51	$35.69	$34.11	$29.67	$26.50	$27.26	$24.25
Number of accumulation units outstanding at end of period	5,041	6,912	7,172	7,102	7,398	7,277	8,042	7,940	8,529	8,319
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.09	$13.04	$12.45	$13.21	$13.35	$14.12	$13.28	$13.00	$11.39	$9.51
Value at end of period	$13.60	$14.09	$13.04	$12.45	$13.21	$13.35	$14.12	$13.28	$13.00	$11.39
Number of accumulation units outstanding at end of period	0	0	0	496	1,258	1,251	1,232	1,209	429	979
VOYA GLOBAL EQUITY PORTFOLIO (CLASS I) (Funds were first received in this option during March 2015)										
Value at beginning of period	$11.85	$9.72	$9.31	$10.01						
Value at end of period	$10.64	$11.85	$9.72	$9.31						
Number of accumulation units outstanding at end of period	6,549	6,630	11,556	11,606						
VOYA GLOBAL PERSPECTIVES® PORTFOLIO (CLASS I) (Funds were first received in this option during November 2014)										
Value at beginning of period	$11.49	$10.15	$9.64	$10.13	$10.18					
Value at end of period	$10.51	$11.49	$10.15	$9.64	$10.13					
Number of accumulation units outstanding at end of period	0	0	0	0	4,648					
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$13.26	$13.37	$13.55	$13.75	$13.96	$14.17	$14.38	$14.59	$14.78	$14.95
Value at end of period	$13.26	$13.26	$13.37	$13.55	$13.75	$13.96	$14.17	$14.38	$14.59	$14.78
Number of accumulation units outstanding at end of period	2,247	2,396	2,486	2,109	1,891	1,838	3,730	7,422	4,751	5,721
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$43.61	$36.79	$34.02	$35.03	$32.12	$24.96	$21.88	$22.27	$19.81	$15.44
Value at end of period	$41.05	$43.61	$36.79	$34.02	$35.03	$32.12	$24.96	$21.88	$22.27	$19.81
Number of accumulation units outstanding at end of period	24,045	30,986	43,297	52,057	51,850	51,398	43,320	43,315	43,100	41,967
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
Value at beginning of period	$19.65	$18.78	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78	$8.69
Value at end of period	$18.74	$19.65	$18.78	$16.64	$17.24	$17.30	$16.62	$14.80	$14.39	$12.78
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	482	4,018	6,709	6,480

CFI 44

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$40.14	$32.69	$30.09	$30.29	$27.00	$20.62	$18.29	$18.58	$16.55	$13.64
Value at end of period	$36.84	$40.14	$32.69	$30.09	$30.29	$27.00	$20.62	$18.29	$18.58	$16.55
Number of accumulation units outstanding at end of period	2,223	2,059	2,105	3,851	3,875	2,192	3,269	4,554	4,798	5,210
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$44.23	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09	$13.94
Value at end of period	$37.32	$44.23	$39.53	$33.96	$35.10	$32.52	$24.53	$21.16	$21.73	$18.09
Number of accumulation units outstanding at end of period	473	484	496	1,671	1,673	1,674	3,532	4,039	3,539	4,117
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$31.65	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77	$10.39
Value at end of period	$27.31	$31.65	$29.23	$23.30	$24.44	$23.53	$16.74	$15.12	$15.46	$12.77
Number of accumulation units outstanding at end of period	570	713	4,436	5,131	5,252	6,838	4,717	4,720	4,258	3,918
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$26.94	$26.03	$25.33	$25.56	$24.32	$24.72	$22.94	$21.65	$20.01	$18.20
Value at end of period	$26.39	$26.94	$26.03	$25.33	$25.56	$24.32	$24.72	$22.94	$21.65	$20.01
Number of accumulation units outstanding at end of period	20,932	21,462	26,357	21,553	2,614	2,622	2,742	3,819	4,666	3,658
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
Value at beginning of period	$10.58	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44	$5.91
Value at end of period	$8.99	$10.58	$8.60	$8.66	$8.87	$9.57	$8.00	$6.84	$7.91	$7.44
Number of accumulation units outstanding at end of period	0	0	0	896	896	896	896	896	896	896
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$23.66	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27	$10.30		
Value at end of period	$22.96	$23.66	$18.51	$18.07	$17.24	$15.41	$11.94	$10.27		
Number of accumulation units outstanding at end of period	7,947	9,293	12,884	20,464	21,170	5,816	5,821	5,821		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.51	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93	$6.25
Value at end of period	$14.09	$15.51	$13.87	$12.36	$13.13	$12.11	$9.39	$8.31	$8.15	$6.93
Number of accumulation units outstanding at end of period	1,402	2,064	2,710	5,057	9,095	5,121	5,162	8,424	3,841	3,810
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$31.76	$25.77	$24.39	$24.63	$22.97	$17.67	$17.22			
Value at end of period	$28.94	$31.76	$25.77	$24.39	$24.63	$22.97	$17.67			
Number of accumulation units outstanding at end of period	2,062	2,139	1,964	2,844	2,845	2,845	178			
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$33.57	$25.96	$24.73	$23.33	$20.94	$16.10	$14.28	$13.91	$13.24	
Value at end of period	$32.75	$33.57	$25.96	$24.73	$23.33	$20.94	$16.10	$14.28	$13.91	
Number of accumulation units outstanding at end of period	7,885	7,509	579	579	579	579	772	579	579	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$19.69	$16.30	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06	$6.06
Value at end of period	$18.72	$19.69	$16.30	$14.92	$14.83	$13.33	$10.25	$9.00	$8.91	$8.06
Number of accumulation units outstanding at end of period	4,154	2,260	2,117	1,944	1,758	1,480	1,250	990	674	349
VOYA RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$31.87	$26.02	$24.72	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80	$11.39
Value at end of period	$29.71	$31.87	$26.02	$24.72	$25.30	$23.11	$17.39	$15.29	$15.87	$12.80
Number of accumulation units outstanding at end of period	793	855	855	1,837	1,837	1,775	1,633	1,633	1,743	795

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.80	$18.48	$15.49	$16.47	$15.93	$11.66	$10.20	$10.77	$8.31	
Value at end of period	$18.18	$20.80	$18.48	$15.49	$16.47	$15.93	$11.66	$10.20	$10.77	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	167	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$60.15	$54.87	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20	$19.26
Value at end of period	$49.87	$60.15	$54.87	$44.74	$45.78	$43.62	$32.14	$28.49	$29.66	$24.20
Number of accumulation units outstanding at end of period	698	594	1,213	2,013	2,013	1,643	1,598	1,492	1,585	2,082
VOYA SOLUTION 2025 PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.70	$14.70	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05	$8.52
Value at end of period	$15.51	$16.70	$14.70	$14.10	$14.32	$13.77	$12.02	$10.75	$11.26	$10.05
Number of accumulation units outstanding at end of period	11,492	8,376	9,910	9,652	11,321	11,883	11,634	10,774	10,776	802
VOYA SOLUTION 2035 PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2013)										
Value at beginning of period	$18.11	$15.39	$14.71	$15.00	$14.41	$12.42				
Value at end of period	$16.35	$18.11	$15.39	$14.71	$15.00	$14.41				
Number of accumulation units outstanding at end of period	0	0	0	0	0	529				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.86	$15.79	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08	$6.49
Value at end of period	$16.68	$18.86	$15.79	$15.06	$15.44	$14.77	$12.15	$10.68	$11.43	$10.08
Number of accumulation units outstanding at end of period	0	0	526	527	527	472	410	319	238	146
VOYA SOLUTION INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2015)										
Value at beginning of period	$14.80	$13.75	$13.36	$13.65						
Value at end of period	$14.14	$14.80	$13.75	$13.36						
Number of accumulation units outstanding at end of period	22,082	21,825	20,136	28,001						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$25.71	$23.61	$22.68	$23.07	$21.96	$19.89	$17.97	$17.92	$16.38	$14.11
Value at end of period	$24.31	$25.71	$23.61	$22.68	$23.07	$21.96	$19.89	$17.97	$17.92	$16.38
Number of accumulation units outstanding at end of period	745	1,996	2,044	846	846	847	847	847	847	847
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.71	$25.58	$24.29	$24.95	$23.77	$19.71	$17.40	$18.19	$16.33	$13.24
Value at end of period	$26.83	$29.71	$25.58	$24.29	$24.95	$23.77	$19.71	$17.40	$18.19	$16.33
Number of accumulation units outstanding at end of period	623	623	624	624	624	2,810	2,812	2,813	2,815	2,687
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$27.54	$24.42	$23.25	$23.73	$22.58	$19.66	$17.57	$17.94	$16.25	$13.54
Value at end of period	$25.49	$27.54	$24.42	$23.25	$23.73	$22.58	$19.66	$17.57	$17.94	$16.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	561	0
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$12.12	$11.93	$11.83	$11.98	$11.50	$11.98	$11.71	$11.09	$11.29	
Value at end of period	$11.90	$12.12	$11.93	$11.83	$11.98	$11.50	$11.98	$11.71	$11.09	
Number of accumulation units outstanding at end of period	1,358	1,358	1,357	3,019	3,020	3,022	3,023	3,024	1,359	

Condensed Financial Information (continued)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$10.76	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07	$35.11
Value at end of period	$14.39	$17.29	$16.50	$18.91	$24.47	$27.11	$26.24	$32.07	$35.11	$29.62
Number of accumulation units outstanding at end of period	0	0	0	0	2,734	2,734	0	3,372	0	0
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$10.44	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07	$35.45
Value at end of period	$13.90	$17.32	$17.44	$20.56	$28.13	$28.91	$27.05	$28.07	$35.45	$34.26
Number of accumulation units outstanding at end of period	37	749	3,341	3,210	12,538	10,433	5,710	2,058	4,677	4,736
VY® CLARION GLOBAL REAL ESTATE PORTFOLIO (CLASS I)										
Value at beginning of period	$6.69	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03	$14.22
Value at end of period	$8.82	$10.11	$9.44	$11.73	$12.01	$13.50	$13.11	$13.03	$14.22	$12.81
Number of accumulation units outstanding at end of period	8,240	2,301	2,303	2,301	0	0	0	0	0	0
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
Value at beginning of period	$6.03	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73	$17.33
Value at end of period	$8.07	$10.17	$10.97	$12.49	$12.55	$16.06	$16.29	$16.73	$17.33	$15.77
Number of accumulation units outstanding at end of period	1,907	8,735	2,967	531	0	4,020	83	0	0	0
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
Value at beginning of period	$7.79	$10.10	$11.15	$10.47	$11.58	$15.37	$17.08	$17.33	$18.50	$22.16
Value at end of period	$10.10	$11.15	$10.47	$11.58	$15.37	$17.08	$17.33	$18.50	$22.16	$19.87
Number of accumulation units outstanding at end of period	113	113	113	112	112	112	2,889	112	1,147	1,139
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2015)										
Value at beginning of period							$14.91	$14.66	$17.87	$19.53
Value at end of period							$14.66	$17.87	$19.53	$15.82
Number of accumulation units outstanding at end of period							747	6,027	0	0
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$8.54	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24	$24.63
Value at end of period	$10.81	$12.26	$11.83	$13.82	$18.38	$19.76	$18.31	$21.24	$24.63	$21.25
Number of accumulation units outstanding at end of period	1,350	1,259	1,258	1,258	5,549	5,548	5,545	1,255	573	573
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$9.11	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10	$20.87
Value at end of period	$11.01	$12.19	$11.88	$13.20	$16.24	$17.44	$16.82	$19.10	$20.87	$18.61
Number of accumulation units outstanding at end of period	5,625	4,865	1,973	1,973	1,974	1,973	520	519	1,018	249
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$8.50	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22	$22.68
Value at end of period	$10.38	$11.50	$11.08	$12.51	$16.50	$17.90	$17.11	$20.22	$22.68	$19.31
Number of accumulation units outstanding at end of period	3,100	3,605	3,524	2,176	1,847	1,894	1,618	5,771	0	0
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$11.72	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90	$26.63
Value at end of period	$19.81	$23.48	$18.90	$22.18	$20.60	$20.48	$16.99	$18.90	$26.63	$21.83
Number of accumulation units outstanding at end of period	18,351	11,139	11,125	11,750	3,751	3,750	3,749	4,333	3,198	0
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$11.36	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01	$35.86
Value at end of period	$14.07	$17.04	$17.09	$20.21	$26.18	$29.66	$28.33	$32.01	$35.86	$31.02
Number of accumulation units outstanding at end of period	3,404	2,244	2,527	2,210	5,447	5,909	1,324	898	898	898
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period				$14.14	$15.41	$21.09	$22.51	$21.36	$25.58	$29.13
Value at end of period				$15.41	$21.09	$22.51	$21.36	$25.58	$29.13	$25.67
Number of accumulation units outstanding at end of period				216	0	1,852	501	0	0	318

Condensed Financial Information (continued)

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$24.45	$18.19	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47	$8.34
Value at end of period	$20.91	$24.45	$18.19	$18.42	$17.96	$17.81	$14.23	$11.87	$13.11	$11.47
Number of accumulation units outstanding at end of period	4,771	5,222	12,884	20,096	17,131	15,207	21,942	23,735	19,994	31,255
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$20.30	$19.20	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64	$11.62
Value at end of period	$19.47	$20.30	$19.20	$17.05	$18.15	$18.36	$16.59	$14.49	$14.82	$12.64
Number of accumulation units outstanding at end of period	0	103	2,537	103	104	452	0	0	0	2,210
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
Value at beginning of period	$25.39	$22.39	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88	$9.05
Value at end of period	$25.13	$25.39	$22.39	$21.03	$20.29	$18.36	$15.26	$13.53	$13.35	$11.88
Number of accumulation units outstanding at end of period	5,189	12,458	14,498	17,503	17,750	19,543	22,399	28,523	25,321	23,434
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$28.29	$23.01	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73	$7.44
Value at end of period	$26.97	$28.29	$23.01	$21.74	$21.64	$19.64	$14.75	$12.89	$13.59	$10.73
Number of accumulation units outstanding at end of period	4,974	6,049	8,472	10,189	8,461	8,674	13,463	12,333	12,549	25,488
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$29.53	$25.79	$22.04	$24.03	$22.70	$17.76	$15.38	$15.76	$13.92	$11.30
Value at end of period	$26.38	$29.53	$25.79	$22.04	$24.03	$22.70	$17.76	$15.38	$15.76	$13.92
Number of accumulation units outstanding at end of period	0	0	2,067	313	313	276	232	1,841	1,783	1,718
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$56.29	$42.77	$42.77	$39.18	$36.59	$26.67	$22.77	$23.37	$20.30	$14.41
Value at end of period	$54.84	$56.29	$42.77	$42.77	$39.18	$36.59	$26.67	$22.77	$23.37	$20.30
Number of accumulation units outstanding at end of period	97	1,313	1,620	5,023	3,705	4,395	5,387	5,629	5,418	5,053
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.61	$14.78	$14.72	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14	$8.96
Value at end of period	$15.75	$18.61	$14.78	$14.72	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,127	3,064	2,849	2,848
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$12.89	$10.72	$10.71	$11.28	$12.29	$10.54	$7.59	$8.76	$8.17	$6.27
Value at end of period	$10.77	$12.89	$10.72	$10.71	$11.28	$12.29	$8.89	$7.59	$8.76	$8.17
Number of accumulation units outstanding at end of period	0	0	0	0	0	11,562	6,832	8,509	9,927	14,551
WANGER INTERNATIONAL										
Value at beginning of period	$14.60	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27	$5.61
Value at end of period	$11.83	$14.60	$11.15	$11.48	$11.64	$12.36	$10.25	$8.56	$10.18	$8.27
Number of accumulation units outstanding at end of period	317	317	317	317	1,286	1,286	1,277	1,277	2,301	0
WANGER SELECT										
Value at beginning of period	$28.30	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94	$7.90
Value at end of period	$24.42	$28.30	$22.68	$20.31	$20.56	$20.24	$15.27	$13.08	$16.13	$12.94
Number of accumulation units outstanding at end of period	183	183	183	183	183	183	1,197	1,198	1,005	1,005
WANGER USA										
Value at beginning of period	$27.91	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63	$8.30
Value at end of period	$27.09	$27.91	$23.69	$21.15	$21.60	$20.93	$15.88	$13.44	$14.13	$11.63
Number of accumulation units outstanding at end of period	215	215	215	3,310	1,313	1,313	4,232	4,390	984	5,503

Condensed Financial Information (continued)

TABLE 10

FOR CONTRACTS CONTAINING LIMITS ON FEES

(Selected data for accumulation units outstanding throughout each period)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
FIDELITY® VIP CONTRAFUND℠ PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.06	$28.22	$32.67	$31.45	$36.16	$46.88	$51.83	$51.53	$54.96	$66.16
Value at end of period	$28.22	$32.67	$31.45	$36.16	$46.88	$51.83	$51.53	$54.96	$66.16	$61.17
Number of accumulation units outstanding at end of period	8,961	10,435	10,166	12,473	9,797	8,257	7,064	6,802	6,615	6,407
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.05	$19.35	$22.00	$21.94	$25.42	$32.17	$34.54	$32.76	$38.18	$42.57
Value at end of period	$19.35	$22.00	$21.94	$25.42	$32.17	$34.54	$32.76	$38.18	$42.57	$38.55
Number of accumulation units outstanding at end of period	10,879	10,714	10,543	10,382	10,223	9,314	9,136	9,053	8,841	8,607
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$12.40	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66	$44.93
Value at end of period	$15.71	$19.26	$19.06	$21.59	$29.06	$31.95	$33.81	$33.66	$44.93	$44.29
Number of accumulation units outstanding at end of period	1,847	1,636	1,420	1,057	3,341	3,340	5,051	5,051	5,050	5,050
FIDELITY® VIP OVERSEAS PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$13.32	$16.64	$18.59	$15.21	$18.13	$23.36	$21.21	$21.70	$20.35	$26.18
Value at end of period	$16.64	$18.59	$15.21	$18.13	$23.36	$21.21	$21.70	$20.35	$26.18	$22.03
Number of accumulation units outstanding at end of period	36	91	0	0	0	0	0	0	0	0
VOYA GLOBAL BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$9.60	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54	$12.79	$13.43	$14.55
Value at end of period	$11.53	$13.20	$13.51	$14.40	$13.65	$13.54	$12.79	$13.43	$14.55	$14.08
Number of accumulation units outstanding at end of period	2,838	9,958	2,838	2,837	4,342	2,837	2,838	2,838	2,837	2,837
VOYA GOVERNMENT MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$15.40	$15.26	$15.10	$14.92	$14.74	$14.56	$14.38	$14.20	$14.05	$13.96
Value at end of period	$15.26	$15.10	$14.92	$14.74	$14.56	$14.38	$14.20	$14.05	$13.96	$14.00
Number of accumulation units outstanding at end of period	71,098	55,687	43,102	27,262	14,076	11,458	10,680	10,240	8,629	8,546
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$16.36	$21.10	$23.84	$23.54	$26.99	$34.91	$38.27	$37.35	$40.59	$48.36
Value at end of period	$21.10	$23.84	$23.54	$26.99	$34.91	$38.27	$37.35	$40.59	$48.36	$45.74
Number of accumulation units outstanding at end of period	562,385	486,741	430,310	365,896	337,233	288,311	256,960	229,648	198,579	183,883
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$19.07	$21.05	$22.87	$24.32	$26.32	$26.00	$27.43	$27.29	$28.16	$29.26
Value at end of period	$21.05	$22.87	$24.32	$26.32	$26.00	$27.43	$27.29	$28.16	$29.26	$28.78
Number of accumulation units outstanding at end of period	80,339	68,530	59,247	57,485	53,924	47,394	44,218	36,530	32,060	30,579
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period			$10.31	$10.30	$12.01	$15.53	$17.42	$18.30	$18.79	$24.08
Value at end of period			$10.30	$12.01	$15.53	$17.42	$18.30	$18.79	$24.08	$23.43
Number of accumulation units outstanding at end of period			7,085	6,835	6,836	13,918	13,919	13,918	13,916	11,076
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period					$19.85	$23.70	$25.47	$25.28	$26.79	$33.09
Value at end of period					$23.70	$25.47	$25.28	$26.79	$33.09	$30.23
Number of accumulation units outstanding at end of period					58	45	14	14	4	0

	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$63.35	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99	$19.83
Value at end of period	$52.65	$63.35	$57.64	$46.88	$47.85	$45.48	$33.43	$29.56	$30.69	$24.99
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,784	4,066	4,066	4,067	4,066
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$33.62	$28.78	$27.16	$27.73	$26.26	$21.65	$19.00	$19.74	$17.62	$14.20
Value at end of period	$30.55	$33.62	$28.78	$27.16	$27.73	$26.26	$21.65	$19.00	$19.74	$17.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,999	3,998	3,998	3,999	3,999
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$31.17	$27.47	$26.00	$26.38	$24.95	$21.59	$19.18	$19.47	$17.53	$14.52
Value at end of period	$29.02	$31.17	$27.47	$26.00	$26.38	$24.95	$21.59	$19.18	$19.47	$17.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,295	1,287	1,287	1,286	0
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS I)										
Value at beginning of period	$21.55	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15	$9.20
Value at end of period	$19.27	$21.55	$19.68	$17.29	$17.87	$16.61	$13.46	$12.08	$12.37	$11.15
Number of accumulation units outstanding at end of period	2,033	2,044	2,075	2,074	2,080	4,112	3,898	3,906	3,935	3,941
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
Value at beginning of period	$25.25	$18.73	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61	$8.42
Value at end of period	$21.65	$25.25	$18.73	$18.93	$18.41	$18.21	$14.51	$12.07	$13.31	$11.61
Number of accumulation units outstanding at end of period	1,672	3,995	3,995	3,994	12,232	15,734	16,282	16,286	17,607	17,610
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87	$7.52
Value at end of period	$27.92	$29.22	$23.70	$22.34	$22.18	$20.08	$15.04	$13.12	$13.79	$10.87
Number of accumulation units outstanding at end of period	1,756	1,756	1,756	1,756	7,824	11,017	12,050	12,047	12,053	15,073
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95	$14.84
Value at end of period	$57.91	$59.28	$44.93	$44.82	$40.96	$38.16	$27.74	$23.63	$24.18	$20.95
Number of accumulation units outstanding at end of period	10,684	14,511	14,512	14,511	14,510	14,510	14,513	16,022	12,198	12,200
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS I)										
Value at beginning of period	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20	$6.28
Value at end of period	$9.61	$11.44	$9.47	$9.41	$9.86	$10.69	$9.00	$7.66	$8.82	$8.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,002	2,002	2,004	4,565	5,164

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account B Group Deferred Variable Prospectus dated May 1, 2019, for Employer-Sponsored Deferred Compensation Plans.

___Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75996-19) dated May 1, 2019.

CONTRACT HOLDER'S SIGNATURE

DATE

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

VARIABLE ANNUITY ACCOUNT B
OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY

STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2019

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2019.

A free prospectus is available upon request from the local Voya Retirement Insurance and Annuity Company office or by writing to or calling:

Customer Service
Defined Contribution Administration,
P.O. Box 990063
Windsor, CT 06199-0063
1-800-584-6001

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Voya Retirement Insurance and Annuity Company (the "Company," we," "us" and "our") issues the contracts described in the prospectus and is responsible for providing each contracts' insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA."

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. **(See "FEES" in the prospectus.)**

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, CT 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of Voya Financial Partners, LLC or of other registered broker-dealers who have entered into sales arrangements with Voya Financial Partners, LLC. The offering of the contracts is continuous. **A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."**

Compensation paid to the principal underwriter, Voya Financial Partners, LLC, for the years ending December 31, 2018, 2017 and 2016 amounted to $796,762.50, $1,590,260.90 and $1,646,608.99, respectively. These amounts reflect compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "**INCOME PHASE**" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

Example:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

PERFORMANCE REPORTING

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar, Inc. and Lipper Analytical Services, Inc. which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as *The Wall Street Journal*, *Money Magazine*, *USA Today* and *The VARDS Report*.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2018, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2018 and 2017, and for each of the three years in the period ended December 31, 2018, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is 200 Clarendon St., Boston, MA 02116.

FINANCIAL STATEMENTS

Variable Annuity Account B of

Voya Retirement Insurance and Annuity Company

Year Ended December 31, 2018

with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2018

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Voya Retirement Insurance and Annuity Company and Contract Owners of Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the subaccounts listed in the Appendix that comprise Variable Annuity Account B of Voya Retirement Insurance and Annuity Company (the Separate Account), as of December 31, 2018, and the related statements of operations for the year then ended, and the statements of changes in net assets for the two years in the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of each subaccount as of December 31, 2018, the results of its operations for the year then ended and changes in its net assets for each of the two years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on each of the subaccounts' financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Separate Accounts in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2018, by correspondence with the fund companies or their transfer agents, as applicable. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

[Ernst & Young LLP signature or /s/ Ernst & Young LLP]

We have served as the Separate Accounts Auditor since 2001.

April 5, 2019

Appendix

Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Subaccounts	
Calvert VP SRI Balanced Portfolio	Voya Retirement Moderate Growth Portfolio - Adviser Class
Federated Fund for U.S. Government Securities II - Primary Shares	Voya Retirement Moderate Portfolio - Adviser Class
Federated Government Money Fund II - Service Shares	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Federated High Income Bond Fund II - Primary Shares	Voya Russell™ Large Cap Index Portfolio - Class I
Federated Kaufmann Fund II - Primary Shares	Voya Russell™ Large Cap Value Index Portfolio - Class I
Federated Managed Volatility Fund II - Primary Shares	Voya Russell™ Large Cap Value Index Portfolio - Class S
Fidelity® VIP Contrafund® Portfolio - Initial Class	Voya Russell™ Mid Cap Growth Index Portfolio - Class S
Fidelity® VIP Equity-Income Portfolio - Initial Class	Voya Russell™ Mid Cap Index Portfolio - Class I
Fidelity® VIP Growth Portfolio - Initial Class	Voya Russell™ Small Cap Index Portfolio - Class I
Fidelity® VIP High Income Portfolio - Initial Class	Voya Small Company Portfolio - Class I
Fidelity® VIP Index 500 Portfolio - Initial Class	Voya SmallCap Opportunities Portfolio - Class I
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Voya SmallCap Opportunities Portfolio - Class S
Fidelity® VIP Overseas Portfolio - Initial Class	Voya Solution 2025 Portfolio - Service Class
Franklin Small Cap Value VIP Fund - Class 2	Voya Solution 2035 Portfolio - Service Class
Growth Fund - Class 2	Voya Solution 2045 Portfolio - Service Class
Growth-Income Fund - Class 2	Voya Solution Income Portfolio - Service Class
International Fund - Class 2	Voya Solution Moderately Aggressive Portfolio - Service Class
Invesco V.I. American Franchise Fund - Series I Shares	Voya Strategic Allocation Conservative Portfolio - Class I
Invesco V.I. Core Equity Fund - Series I Shares	Voya Strategic Allocation Growth Portfolio - Class I
Janus Henderson Balanced Portfolio - Institutional Shares	Voya Strategic Allocation Moderate Portfolio - Class I
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Voya U.S. Bond Index Portfolio - Class I
Oppenheimer Discovery Mid Cap Growth Fund/VA	Voya U.S. Stock Index Portfolio - Service Class
Oppenheimer Global Fund/VA	VY® American Century Small-Mid Cap Value Portfolio - Service Class
Oppenheimer Main Street Fund®/VA	VY® Baron Growth Portfolio - Service Class
Oppenheimer Main Street Small Cap Fund®/VA	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class
PIMCO Real Return Portfolio - Administrative Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Pioneer High Yield VCT Portfolio - Class I	VY® Clarion Global Real Estate Portfolio - Institutional Class
Voya Balanced Portfolio - Class I	VY® Clarion Global Real Estate Portfolio - Service Class
Voya Emerging Markets Index Portfolio - Class I	VY® Clarion Real Estate Portfolio - Service Class
Voya Euro STOXX 50® Index Portfolio - Class I	VY® Columbia Contrarian Core Portfolio - Service Class
Voya Global Bond Portfolio - Initial Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Voya Global Bond Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Voya Global Equity Portfolio - Class I	VY® Invesco Comstock Portfolio - Service Class
Voya Global Equity Portfolio - Class S	VY® Invesco Equity and Income Portfolio - Initial Class
Voya Global Perspectives® Portfolio - Class A	VY® Invesco Growth and Income Portfolio - Service Class
Voya Global Perspectives® Portfolio - Class I	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Voya Government Money Market Portfolio - Class I	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

Appendix (continued)

Subaccounts comprising Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Subaccounts	
Voya Growth and Income Portfolio - Class A	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Voya Growth and Income Portfolio - Class I	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Voya High Yield Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class
Voya Index Plus LargeCap Portfolio - Class I	VY® Oppenheimer Global Portfolio - Initial Class
Voya Index Plus MidCap Portfolio - Class I	VY® Pioneer High Yield Portfolio - Initial Class
Voya Index Plus SmallCap Portfolio - Class I	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class
Voya Intermediate Bond Portfolio - Class I	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Voya International Index Portfolio - Class I	VY® T. Rowe Price Equity Income Portfolio - Service Class
Voya International Index Portfolio - Class S	VY® T. Rowe Price Growth Equity Portfolio - Initial Class
Voya Large Cap Growth Portfolio - Institutional Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Voya Large Cap Value Portfolio - Institutional Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Voya Large Cap Value Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Voya MidCap Opportunities Portfolio - Class I	Wanger International
Voya MidCap Opportunities Portfolio - Class S	Wanger Select
Voya Retirement Conservative Portfolio - Adviser Class	Wanger USA
Voya Retirement Growth Portfolio - Adviser Class	

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth- Income Fund - Class 2	International Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Total assets	738	1,138	1,022	395	164
Net assets	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Net assets					
Accumulation units	$ 682	$ 922	$ 1,022	$ 395	$ 164
Contracts in payout (annuitization)	56	216	—	—	—
Total net assets	$ 738	$ 1,138	$ 1,022	$ 395	$ 164
Total number of mutual fund shares	12,911	36,787	14,706	8,800	9,325
Cost of mutual fund shares	$ 852	$ 1,228	$ 1,117	$ 427	$ 192

The accompanying notes are an integral part of these financial statements.

4

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Assets					
Investments in mutual funds at fair value	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Total assets	1,950	145	400	1,488	1,012
Net assets	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Net assets					
Accumulation units	$ 1,950	$ 145	$ 395	$ 1,460	$ 1,012
Contracts in payout (annuitization)	—	—	5	28	—
Total net assets	$ 1,950	$ 145	$ 400	$ 1,488	$ 1,012
Total number of mutual fund shares	1,005,141	13,800	400,087	245,076	54,567
Cost of mutual fund shares	$ 2,116	$ 150	$ 400	$ 1,612	$ 940

The accompanying notes are an integral part of these financial statements.

5

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Federated Managed Volatility Fund II - Primary Shares	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Total assets	2,580	8,248	14,516	137	2,774
Net assets	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Net assets					
Accumulation units	$ 2,534	$ 8,248	$ 14,516	$ —	$ 2,774
Contracts in payout (annuitization)	46	—	—	137	—
Total net assets	$ 2,580	$ 8,248	$ 14,516	$ 137	$ 2,774
Total number of mutual fund shares	268,708	404,933	229,978	27,533	145,019
Cost of mutual fund shares	$ 2,749	$ 8,674	$ 14,220	$ 153	$ 2,953

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2	Janus Henderson Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Total assets	30,036	16,670	375	1,781	10
Net assets	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Net assets					
Accumulation units	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 30,036	$ 16,670	$ 375	$ 1,781	$ 10
Total number of mutual fund shares	934,839	66,032	30,369	122,017	302
Cost of mutual fund shares	$ 29,494	$ 10,094	$ 378	$ 2,163	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA
Assets					
Investments in mutual funds at fair value	$ 1,115	$ 224	$ 552	$ 109	$ 5
Total assets	1,115	224	552	109	5
Net assets	$ 1,115	$ 224	$ 552	$ 109	$ 5
Net assets					
Accumulation units	$ 1,115	$ —	$ 552	$ —	$ 5
Contracts in payout (annuitization)	—	224	—	109	—
Total net assets	$ 1,115	$ 224	$ 552	$ 109	$ 5
Total number of mutual fund shares	56,121	8,363	27,135	1,590	138
Cost of mutual fund shares	$ 1,295	$ 224	$ 635	$ 121	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A
Assets					
Investments in mutual funds at fair value	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Total assets	1,798	752	45,130	68,299	83
Net assets	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Net assets					
Accumulation units	$ 1,798	$ 752	$ 28,094	$ 61,958	$ 83
Contracts in payout (annuitization)	—	—	17,036	6,341	—
Total net assets	$ 1,798	$ 752	$ 45,130	$ 68,299	$ 83
Total number of mutual fund shares	151,723	85,558	3,200,691	5,539,262	8,093
Cost of mutual fund shares	$ 1,915	$ 802	$ 40,243	$ 71,203	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Total assets	330	3,274	111,177	6,277	1,922
Net assets	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Net assets					
Accumulation units	$ 330	$ 3,274	$ 106,121	$ 6,277	$ 1,922
Contracts in payout (annuitization)	—	—	5,056	—	—
Total net assets	$ 330	$ 3,274	$ 111,177	$ 6,277	$ 1,922
Total number of mutual fund shares	32,096	360,167	6,252,916	587,180	182,184
Cost of mutual fund shares	$ 364	$ 3,564	$ 116,000	$ 7,113	$ 2,129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Total assets	2,383	2,603	4,062	3,270	31
Net assets	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Net assets					
Accumulation units	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,383	$ 2,603	$ 4,062	$ 3,270	$ 31
Total number of mutual fund shares	278,082	221,731	370,274	311,138	2,275
Cost of mutual fund shares	$ 2,491	$ 2,737	$ 4,541	$ 3,690	$ 32

The accompanying notes are an integral part of these financial statements.

11

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Total assets	141	1,511	1,469	510	2,522
Net assets	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Net assets					
Accumulation units	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 141	$ 1,511	$ 1,469	$ 510	$ 2,522
Total number of mutual fund shares	15,227	164,562	135,876	47,408	82,229
Cost of mutual fund shares	$ 146	$ 1,570	$ 1,629	$ 575	$ 2,982

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Total assets	4,134	1,032	1,413	8,168	2,395
Net assets	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Net assets					
Accumulation units	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 4,134	$ 1,032	$ 1,413	$ 8,168	$ 2,395
Total number of mutual fund shares	395,583	47,842	79,407	461,206	141,771
Cost of mutual fund shares	$ 4,430	$ 1,284	$ 1,469	$ 8,224	$ 2,809

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,741	$ 39,274	$ 4,653	$ 2,173	$ 242
Total assets	1,741	39,274	4,653	2,173	242
Net assets	$ 1,741	$ 39,274	$ 4,653	$ 2,173	$ 242
Net assets					
Accumulation units	$ 1,741	$ 39,274	$ 4,653	$ 2,173	$ 242
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,741	$ 39,274	$ 4,653	$ 2,173	$ 242
Total number of mutual fund shares	104,562	1,555,402	423,028	159,336	27,860
Cost of mutual fund shares	$ 2,083	$ 41,829	$ 5,820	$ 2,065	$ 290

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Government Money Market Portfolio - Class I	Voya Global Bond Portfolio - Initial Class	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Total assets	33,178	14,329	21	5,522	8,563
Net assets	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Net assets					
Accumulation units	$ 31,618	$ 13,073	$ —	$ 5,522	$ 8,563
Contracts in payout (annuitization)	1,560	1,256	21	—	—
Total net assets	$ 33,178	$ 14,329	$ 21	$ 5,522	$ 8,563
Total number of mutual fund shares	33,178,230	1,363,333	1,967	518,521	795,821
Cost of mutual fund shares	$ 33,178	$ 14,964	$ 22	$ 5,927	$ 9,547

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Total assets	5,312	2,294	198	2,472	5,038
Net assets	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Net assets					
Accumulation units	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 5,312	$ 2,294	$ 198	$ 2,472	$ 5,038
Total number of mutual fund shares	502,067	206,831	17,201	243,783	193,040
Cost of mutual fund shares	$ 5,833	$ 2,345	$ 216	$ 3,047	$ 5,674

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Total assets	1,498	357	694	49,208	2,718
Net assets	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Net assets					
Accumulation units	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 1,498	$ 357	$ 694	$ 49,208	$ 2,718
Total number of mutual fund shares	76,567	24,055	39,645	1,244,518	169,758
Cost of mutual fund shares	$ 1,730	$ 446	$ 685	$ 57,493	$ 3,389

The accompanying notes are an integral part of these financial statements.

17

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Total assets	54,392	10,248	36,718	34,298	8,661
Net assets	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Net assets					
Accumulation units	$ 52,301	$ 9,526	$ 36,718	$ 29,728	8,113
Contracts in payout (annuitization)	2,091	722	—	4,570	548
Total net assets	$ 54,392	$ 10,248	$ 36,718	$ 34,298	$ 8,661
Total number of mutual fund shares	3,045,442	928,256	3,621,151	439,497	787,344
Cost of mutual fund shares	$ 47,314	$ 11,039	$ 37,301	$ 38,180	$ 8,901

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Strategic Allocation Conservative Portfolio - Class I		Voya Strategic Allocation Growth Portfolio - Class I		Voya Strategic Allocation Moderate Portfolio - Class I		Voya Growth and Income Portfolio - Class A		Voya Growth and Income Portfolio - Class I
Assets									
Investments in mutual funds at fair value	$	3,726	$	5,877	$	6,950	$	1,373	$	192,504
Total assets		3,726		5,877		6,950		1,373		192,504
Net assets	$	3,726	$	5,877	$	6,950	$	1,373	$	192,504
Net assets									
Accumulation units	$	2,838	$	5,058	$	5,558	$	—	$	137,594
Contracts in payout (annuitization)		888		819		1,392		1,373		54,910
Total net assets	$	3,726	$	5,877	$	6,950	$	1,373	$	192,504
Total number of mutual fund shares		301,953		408,148		511,410		56,208		7,759,137
Cost of mutual fund shares	$	3,784	$	5,115	$	6,098	$	1,481	$	211,000

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Total assets	769	42	1,820	873	60,638
Net assets	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Net assets					
Accumulation units	$ 769	$ 42	$ 1,820	$ 873	$ 45,412
Contracts in payout (annuitization)	—	—	—	—	15,226
Total net assets	$ 769	$ 42	$ 1,820	$ 873	$ 60,638
Total number of mutual fund shares	72,174	4,558	189,186	90,328	2,460,958
Cost of mutual fund shares	$ 885	$ 42	$ 1,839	$ 865	$ 50,613

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Total assets	5,304	3,194	10,210	42	26,337
Net assets	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Net assets					
Accumulation units	$ 5,304	$ 3,194	$ 9,061	$ 42	$ 26,046
Contracts in payout (annuitization)	—	—	1,149	—	291
Total net assets	$ 5,304	$ 3,194	$ 10,210	$ 42	$ 26,337
Total number of mutual fund shares	308,004	156,861	1,131,966	4,652	786,421
Cost of mutual fund shares	$ 6,605	$ 3,820	$ 11,034	$ 43	$ 15,977

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Total assets	15,637	30,700	976	312	1,516
Net assets	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Net assets					
Accumulation units	$ 13,043	$ 30,700	$ 976	$ 312	$ 1,516
Contracts in payout (annuitization)	2,594	—	—	—	—
Total net assets	$ 15,637	$ 30,700	$ 976	$ 312	$ 1,516
Total number of mutual fund shares	784,194	1,492,457	47,795	10,524	116,993
Cost of mutual fund shares	$ 11,819	$ 29,153	$ 924	$ 341	$ 1,741

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya Russell™ Small Cap Index Portfolio - Class I		Voya Small Company Portfolio - Class I		Voya U.S. Bond Index Portfolio - Class I		Voya MidCap Opportunities Portfolio - Class I		Voya MidCap Opportunities Portfolio - Class S
Assets									
Investments in mutual funds									
at fair value	$	1,298	$	18,563	$	1,433	$	15,217	$	2,910
Total assets		1,298		18,563		1,433		15,217		2,910
Net assets	$	1,298	$	18,563	$	1,433	$	15,217	$	2,910
Net assets									
Accumulation units	$	1,298	$	15,424	$	1,433	$	13,783	$	2,910
Contracts in payout (annuitization)		—		3,139		—		1,434		—
Total net assets	$	1,298	$	18,563	$	1,433	$	15,217	$	2,910
Total number of mutual fund shares		99,978		1,178,591		139,008		1,250,373		255,043
Cost of mutual fund shares	$	1,455	$	23,853	$	1,476	$	16,609	$	3,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2018
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds at fair value	$ 2,148	$ 2,133	$ 1,641	$ 1,934	$ 1,645
Total assets	2,148	2,133	1,641	1,934	1,645
Net assets	$ 2,148	$ 2,133	$ 1,641	$ 1,934	$ 1,645
Net assets					
Accumulation units	$ 2,148	$ 2,133	$ 1,641	$ 1,934	$ 1,645
Contracts in payout (annuitization)	—	—	—	—	—
Total net assets	$ 2,148	$ 2,133	$ 1,641	$ 1,934	$ 1,645
Total number of mutual fund shares	104,429	111,943	73,935	118,501	79,480
Cost of mutual fund shares	$ 2,697	$ 2,774	$ 2,017	$ 2,394	$ 2,007

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth- Income Fund - Class 2	International Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 12	$ 5	$ 6	$ 3
Expenses:					
Mortality and expense risks and other charges	7	13	3	—	—
Total expenses	7	13	3	—	—
Net investment income (loss)	(7)	(1)	2	6	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	70	2	—	6
Capital gains distributions	51	89	98	28	11
Total realized gain (loss) on investments and capital gains distributions	61	159	100	28	17
Net unrealized appreciation (depreciation) of investments	(106)	(288)	(135)	(47)	(45)
Net realized and unrealized gain (loss) on investments	(45)	(129)	(35)	(19)	(28)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (130)	$ (33)	$ (13)	$ (25)

The accompanying notes are an integral part of these financial statements.

	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Investment Income:					
Dividends	$ 34	$ 4	$ 5	$ 128	$ —
Expenses:					
Mortality and expense risks and other					
charges	17	2	6	21	16
Total expenses	17	2	6	21	16
Net investment income (loss)	17	2	(1)	107	(16)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	14	(1)	—	(15)	21
Capital gains distributions	174	—	—	—	83
Total realized gain (loss) on investments					
and capital gains distributions	188	(1)	—	(15)	104
Net unrealized appreciation					
(depreciation) of investments	(272)	(3)	—	(165)	(45)
Net realized and unrealized gain (loss)					
on investments	(84)	(4)	—	(180)	59
Net increase (decrease) in net assets					
resulting from operations	$ (67)	$ (2)	$ (1)	$ (73)	$ 43

The accompanying notes are an integral part of these financial statements.

	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 59	$ 41	$ 208	$ 39	$ 8
Expenses:					
Mortality and expense risks and other					
charges	15	27	93	142	2
Total expenses	15	27	93	142	2
Net investment income (loss)	44	14	115	(103)	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(243)	48	36	862	(1)
Capital gains distributions	—	—	432	2,088	—
Total realized gain (loss) on investments					
and capital gains distributions	(243)	48	468	2,950	(1)
Net unrealized appreciation					
(depreciation) of investments	177	(342)	(1,417)	(3,050)	(12)
Net realized and unrealized gain (loss)					
on investments	(66)	(294)	(949)	(100)	(13)
Net increase (decrease) in net assets					
resulting from operations	$ (22)	$ (280)	$ (834)	$ (203)	$ (7)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net investment income (loss)					
Investment Income:					
Dividends	$ 51	$ 244	$ 349	$ 9	$ 18
Expenses:					
Mortality and expense risks and other					
charges	30	293	268	5	17
Total expenses	30	293	268	5	17
Net investment income (loss)	21	(49)	81	4	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	54	1,885	1,873	—	(16)
Capital gains distributions	—	3,151	94	2	304
Total realized gain (loss) on investments					
and capital gains distributions	54	5,036	1,967	2	288
Net unrealized appreciation					
(depreciation) of investments	(600)	(7,134)	(3,016)	(15)	(568)
Net realized and unrealized gain (loss)					
on investments	(546)	(2,098)	(1,049)	(13)	(280)
Net increase (decrease) in net assets					
resulting from operations	$ (525)	$ (2,147)	$ (968)	$ (9)	$ (279)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Discovery Mid Cap Growth Fund/VA
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 9	$ 3	$ 3	$ —
Expenses:					
Mortality and expense risks and other					
charges	—	15	3	8	2
Total expenses	—	15	3	8	2
Net investment income (loss)	—	(6)	—	(5)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	145	38	(42)	4
Capital gains distributions	—	42	23	120	24
Total realized gain (loss) on investments					
and capital gains distributions	—	187	61	78	28
Net unrealized appreciation					
(depreciation) of investments	—	(389)	(84)	(165)	(33)
Net realized and unrealized gain (loss)					
on investments	—	(202)	(23)	(87)	(5)
Net increase (decrease) in net assets					
resulting from operations	$ —	$ (208)	$ (23)	$ (92)	$ (7)

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Global Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ —	$ 49	$ 37	$ 1,141	$ 2,728
Expenses:					
Mortality and expense risks and other					
charges	—	18	7	626	893
Total expenses	—	18	7	626	893
Net investment income (loss)	—	31	30	515	1,835
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	—	(35)	(3)	2,527	(765)
Capital gains distributions	—	—	—	3,773	—
Total realized gain (loss) on investments					
and capital gains distributions	—	(35)	(3)	6,300	(765)
Net unrealized appreciation					
(depreciation) of investments	(1)	(61)	(59)	(10,772)	(2,567)
Net realized and unrealized gain (loss)					
on investments	(1)	(96)	(62)	(4,472)	(3,332)
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ (65)	$ (32)	$ (3,957)	$ (1,497)

The accompanying notes are an integral part of these financial statements.

	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 11	$ 199	$ 788	$ 142
Expenses:					
Mortality and expense risks and other charges	2	—	36	1,573	62
Total expenses	2	—	36	1,573	62
Net investment income (loss)	2	11	163	(785)	80
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	6	3	(104)	2,848	84
Capital gains distributions	2	4	—	16,390	792
Total realized gain (loss) on investments and capital gains distributions	8	7	(104)	19,238	876
Net unrealized appreciation (depreciation) of investments	(19)	(43)	(199)	(20,848)	(1,572)
Net realized and unrealized gain (loss) on investments	(11)	(36)	(303)	(1,610)	(696)
Net increase (decrease) in net assets resulting from operations	$ (9)	$ (25)	$ (140)	$ (2,395)	$ (616)

The accompanying notes are an integral part of these financial statements.

	Voya Large Cap Value Portfolio - Service Class	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 38	$ 174	$ 46	$ 51	$ 74
Expenses:					
Mortality and expense risks and other charges	26	59	30	38	53
Total expenses	26	59	30	38	53
Net investment income (loss)	12	115	16	13	21
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	8	(4,977)	(18)	180	32
Capital gains distributions	238	6,495	67	242	300
Total realized gain (loss) on investments and capital gains distributions	246	1,518	49	422	332
Net unrealized appreciation (depreciation) of investments	(451)	(1,258)	(162)	(676)	(672)
Net realized and unrealized gain (loss) on investments	(205)	260	(113)	(254)	(340)
Net increase (decrease) in net assets resulting from operations	$ (193)	$ 375	$ (97)	$ (241)	$ (319)

The accompanying notes are an integral part of these financial statements.

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class	VY® Clarion Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 69	$ 1	$ 6	$ 33	$ 85
Expenses:					
Mortality and expense risks and other					
charges	43	—	2	20	10
Total expenses	43	—	2	20	10
Net investment income (loss)	26	1	4	13	75
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(34)	9	(11)	(6)	—
Capital gains distributions	167	4	—	—	—
Total realized gain (loss) on investments					
and capital gains distributions	133	13	(11)	(6)	—
Net unrealized appreciation					
(depreciation) of investments	(386)	(11)	3	(62)	(235)
Net realized and unrealized gain (loss)					
on investments	(253)	2	(8)	(68)	(235)
Net increase (decrease) in net assets					
resulting from operations	$ (227)	$ 3	$ (4)	$ (55)	$ (160)

The accompanying notes are an integral part of these financial statements.

	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 29	$ 72	$ 236	$ 17	$ 15
Expenses:					
Mortality and expense risks and other					
charges	7	12	57	12	24
Total expenses	7	12	57	12	24
Net investment income (loss)	22	60	179	5	(9)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	9	(1)	42	30	9
Capital gains distributions	—	260	—	135	—
Total realized gain (loss) on investments					
and capital gains distributions	9	259	42	165	9
Net unrealized appreciation					
(depreciation) of investments	(90)	(563)	(502)	(353)	(336)
Net realized and unrealized gain (loss)					
on investments	(81)	(304)	(460)	(188)	(327)
Net increase (decrease) in net assets					
resulting from operations	$ (59)	$ (244)	$ (281)	$ (183)	$ (336)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 57	$ 17	$ 6	$ 870	$ 111
Expenses:					
Mortality and expense risks and other					
charges	69	34	11	311	55
Total expenses	69	34	11	311	55
Net investment income (loss)	(12)	(17)	(5)	559	56
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	70	—	2	(63)	(189)
Capital gains distributions	—	321	219	2,821	869
Total realized gain (loss) on investments					
and capital gains distributions	70	321	221	2,758	680
Net unrealized appreciation					
(depreciation) of investments	(1,900)	(625)	(461)	(3,491)	(1,268)
Net realized and unrealized gain (loss)					
on investments	(1,830)	(304)	(240)	(733)	(588)
Net increase (decrease) in net assets					
resulting from operations	$ (1,842)	$ (321)	$ (245)	$ (174)	$ (532)

The accompanying notes are an integral part of these financial statements.

	VY® T. Rowe Price International Stock Portfolio - Service Class	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 43	$ 9	$ 490	$ 1	$ 581
Expenses:					
Mortality and expense risks and other					
charges	25	4	377	1	189
Total expenses	25	4	377	1	189
Net investment income (loss)	18	5	113	—	392
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	85	(66)	—	—	(208)
Capital gains distributions	—	33	5	—	—
Total realized gain (loss) on investments					
and capital gains distributions	85	(33)	5	—	(208)
Net unrealized appreciation					
(depreciation) of investments	(492)	(23)	—	—	(679)
Net realized and unrealized gain (loss)					
on investments	(407)	(56)	5	—	(887)
Net increase (decrease) in net assets					
resulting from operations	$ (389)	$ (51)	$ 118	$ —	$ (495)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class	Voya Solution Income Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 1	$ 119	$ 169	$ 92	$ 57
Expenses:					
Mortality and expense risks and other charges	—	53	82	47	20
Total expenses	—	53	82	47	20
Net investment income (loss)	1	66	87	45	37
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	—	(180)	(130)	58	14
Capital gains distributions	—	186	389	308	59
Total realized gain (loss) on investments and capital gains distributions	—	6	259	366	73
Net unrealized appreciation (depreciation) of investments	(1)	(487)	(1,194)	(910)	(203)
Net realized and unrealized gain (loss) on investments	(1)	(481)	(935)	(544)	(130)
Net increase (decrease) in net assets resulting from operations	$ —	(415)	$ (848)	$ (499)	$ (93)

The accompanying notes are an integral part of these financial statements.

37

	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 4	$ 33	$ —	$ 16	$ 1
Expenses:					
Mortality and expense risks and other					
charges	3	17	53	19	4
Total expenses	3	17	53	19	4
Net investment income (loss)	1	16	(53)	(3)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2	15	7	(2)	15
Capital gains distributions	10	337	560	181	50
Total realized gain (loss) on investments					
and capital gains distributions	12	352	567	179	65
Net unrealized appreciation					
(depreciation) of investments	(36)	(824)	(705)	(337)	(145)
Net realized and unrealized gain (loss)					
on investments	(24)	(472)	(138)	(158)	(80)
Net increase (decrease) in net assets					
resulting from operations	$ (23)	$ (456)	$ (191)	$ (161)	$ (83)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Investment Income:					
Dividends	$ 11	$ 1,102	$ 35	$ 1,015	$ 610
Expenses:					
Mortality and expense risks and other charges	7	707	26	793	139
Total expenses	7	707	26	793	139
Net investment income (loss)	4	395	9	222	471
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	22	1,655	23	3,685	(151)
Capital gains distributions	—	3,519	278	4,399	—
Total realized gain (loss) on investments and capital gains distributions	22	5,174	301	8,084	(151)
Net unrealized appreciation (depreciation) of investments	(129)	(11,458)	(729)	(17,312)	(743)
Net realized and unrealized gain (loss) on investments	(107)	(6,284)	(428)	(9,228)	(894)
Net increase (decrease) in net assets resulting from operations	$ (103)	$ (5,889)	$ (419)	$ (9,006)	$ (423)

The accompanying notes are an integral part of these financial statements.

VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 74	$ 92	$ 216	$ 106	$ 140
Expenses:					
Mortality and expense risks and other charges	490	460	118	53	82
Total expenses	490	460	118	53	82
Net investment income (loss)	(416)	(368)	98	53	58
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,697	2,279	548	151	857
Capital gains distributions	3,994	6,271	—	88	—
Total realized gain (loss) on investments and capital gains distributions	6,691	8,550	548	239	857
Net unrealized appreciation (depreciation) of investments	(7,734)	(8,747)	(2,312)	(504)	(1,486)
Net realized and unrealized gain (loss) on investments	(1,043)	(197)	(1,764)	(265)	(629)
Net increase (decrease) in net assets resulting from operations	$ (1,459)	$ (565)	$ (1,666)	$ (212)	$ (571)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I	Voya Euro STOXX 50® Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 174	$ 21	$ 3,833	$ 15	$ 1
Expenses:					
Mortality and expense risks and other charges	90	20	2,496	2	—
Total expenses	90	20	2,496	2	—
Net investment income (loss)	84	1	1,337	13	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	306	38	11,244	14	—
Capital gains distributions	—	144	19,826	—	1
Total realized gain (loss) on investments and capital gains distributions	306	182	31,070	14	1
Net unrealized appreciation (depreciation) of investments	(922)	(270)	(43,263)	(153)	(10)
Net realized and unrealized gain (loss) on investments	(616)	(88)	(12,193)	(139)	(9)
Net increase (decrease) in net assets resulting from operations	$ (532)	$ (87)	$ (10,856)	$ (126)	$ (8)

The accompanying notes are an integral part of these financial statements.

41

	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 107	$ 46	$ 925	$ 72	$ 34
Expenses:					
Mortality and expense risks and other					
charges	17	13	766	55	33
Total expenses	17	13	766	55	33
Net investment income (loss)	90	33	159	17	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	81	22	4,983	15	171
Capital gains distributions	—	—	4,875	814	492
Total realized gain (loss) on investments					
and capital gains distributions	81	22	9,858	829	663
Net unrealized appreciation					
(depreciation) of investments	(352)	(157)	(15,581)	(1,755)	(1,130)
Net realized and unrealized gain (loss)					
on investments	(271)	(135)	(5,723)	(926)	(467)
Net increase (decrease) in net assets					
resulting from operations	$ (181)	$ (102)	$ (5,564)	$ (909)	$ (466)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 346	$ 1	$ 306	$ 283	$ 818
Expenses:					
Mortality and expense risks and other					
charges	142	1	368	209	448
Total expenses	142	1	368	209	448
Net investment income (loss)	204	—	(62)	74	370
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	77	—	3,036	1,535	846
Capital gains distributions	—	—	975	—	1,187
Total realized gain (loss) on investments					
and capital gains distributions	77	—	4,011	1,535	2,033
Net unrealized appreciation					
(depreciation) of investments	(2,096)	(8)	(4,382)	(2,325)	(5,014)
Net realized and unrealized gain (loss)					
on investments	(2,019)	(8)	(371)	(790)	(2,981)
Net increase (decrease) in net assets					
resulting from operations	$ (1,815)	$ (8)	$ (433)	$ (716)	$ (2,611)

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the Year Ended December 31, 2018
(Dollars in thousands)

	Voya Russell™ Large Cap Value Index Portfolio - Class S	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net investment income (loss)					
Investment Income:					
Dividends	$ 22	$ 5	$ 25	$ 17	$ 123
Expenses:					
Mortality and expense risks and other charges	15	10	12	12	282
Total expenses	15	10	12	12	282
Net investment income (loss)	7	(5)	13	5	(159)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	28	274	(27)	(7)	513
Capital gains distributions	36	136	197	89	3,556
Total realized gain (loss) on investments and capital gains distributions	64	410	170	82	4,069
Net unrealized appreciation (depreciation) of investments	(158)	(396)	(341)	(261)	(7,638)
Net realized and unrealized gain (loss) on investments	(94)	14	(171)	(179)	(3,569)
Net increase (decrease) in net assets resulting from operations	$ (87)	$ 9	$ (158)	$ (174)	$ (3,728)

The accompanying notes are an integral part of these financial statements.

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I	Voya SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Investment Income:					
Dividends	$ 35	$ —	$ —	$ —	$ —
Expenses:					
Mortality and expense risks and other charges	12	192	41	13	34
Total expenses	12	192	41	13	34
Net investment income (loss)	23	(192)	(41)	(13)	(34)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(18)	111	14	1	33
Capital gains distributions	—	1,748	350	412	454
Total realized gain (loss) on investments and capital gains distributions	(18)	1,859	364	413	487
Net unrealized appreciation (depreciation) of investments	(23)	(3,007)	(601)	(825)	(890)
Net realized and unrealized gain (loss) on investments	(41)	(1,148)	(237)	(412)	(403)
Net increase (decrease) in net assets resulting from operations	$ (18)	$ (1,340)	$ (278)	$ (425)	$ (437)

The accompanying notes are an integral part of these financial statements.

	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)			
Investment Income:			
Dividends	$ 43	$ 4	$ 2
Expenses:			
Mortality and expense risks and other charges	14	13	11
Total expenses	14	13	11
Net investment income (loss)	29	(9)	(9)
Realized and unrealized gain (loss) on investments			
Net realized gain (loss) on investments	(65)	(51)	(157)
Capital gains distributions	238	254	348
Total realized gain (loss) on investments and capital gains distributions	173	203	191
Net unrealized appreciation (depreciation) of investments	(594)	(487)	(278)
Net realized and unrealized gain (loss) on investments	(421)	(284)	(87)
Net increase (decrease) in net assets resulting from operations	$ (392)	$ (293)	$ (96)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Invesco V.I. American Franchise Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Growth Fund - Class 2	Growth-Income Fund - Class 2
Net assets at January 1, 2017	$ 886	$ 1,489	$ 100	$ 88
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	1	1	4
Total realized gain (loss) on investments and capital gains distributions	320	161	34	11
Net unrealized appreciation (depreciation) of investments	(90)	5	39	21
Net increase (decrease) in net assets resulting from operations	223	167	74	36
Changes from principal transactions:				
Total unit transactions	(462)	(195)	539	171
Increase (decrease) in net assets derived from principal transactions	(462)	(195)	539	171
Total increase (decrease) in net assets	(239)	(28)	613	207
Net assets at December 31, 2017	647	1,461	713	295
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(7)	(1)	2	6
Total realized gain (loss) on investments and capital gains distributions	61	159	100	28
Net unrealized appreciation (depreciation) of investments	(106)	(288)	(135)	(47)
Net increase (decrease) in net assets resulting from operations	(52)	(130)	(33)	(13)
Changes from principal transactions:				
Total unit transactions	143	(193)	342	113
Increase (decrease) in net assets derived from principal transactions	143	(193)	342	113
Total increase (decrease) in net assets	91	(323)	309	100
Net assets at December 31, 2018	$ 738	$ 1,138	$ 1,022	$ 395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Fund for U.S. Government Securities II - Primary Shares	Federated Government Money Fund II - Service Shares
Net assets at January 1, 2017	$ 54	$ 1,605	$ 188	$ 537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	16	2	(5)
Total realized gain (loss) on investments and capital gains distributions	1	10	—	—
Net unrealized appreciation (depreciation) of investments	22	137	—	—
Net increase (decrease) in net assets resulting from operations	25	163	2	(5)
Changes from principal transactions:				
Total unit transactions	124	(249)	(34)	(48)
Increase (decrease) in net assets derived from principal transactions	124	(249)	(34)	(48)
Total increase (decrease) in net assets	149	(86)	(32)	(53)
Net assets at December 31, 2017	203	1,519	156	484
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	17	2	(1)
Total realized gain (loss) on investments and capital gains distributions	17	188	(1)	—
Net unrealized appreciation (depreciation) of investments	(45)	(272)	(3)	—
Net increase (decrease) in net assets resulting from operations	(25)	(67)	(2)	(1)
Changes from principal transactions:				
Total unit transactions	(14)	498	(9)	(83)
Increase (decrease) in net assets derived from principal transactions	(14)	498	(9)	(83)
Total increase (decrease) in net assets	(39)	431	(11)	(84)
Net assets at December 31, 2018	$ 164	$ 1,950	$ 145	$ 400

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Tail Risk Fund II - Primary Shares	Federated Managed Volatility Fund II - Primary Shares
Net assets at January 1, 2017	$ 1,822	$ 1,119	$ 2,137	$ 1,816
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	(15)	5	44
Total realized gain (loss) on investments and capital gains distributions	8	155	(88)	83
Net unrealized appreciation (depreciation) of investments	(9)	119	263	134
Net increase (decrease) in net assets resulting from operations	96	259	180	261
Changes from principal transactions:				
Total unit transactions	(112)	(260)	(462)	(511)
Increase (decrease) in net assets derived from principal transactions	(112)	(260)	(462)	(511)
Total increase (decrease) in net assets	(16)	(1)	(282)	(250)
Net assets at December 31, 2017	1,806	1,118	1,855	1,566
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	(16)	44	14
Total realized gain (loss) on investments and capital gains distributions	(15)	104	(243)	48
Net unrealized appreciation (depreciation) of investments	(165)	(45)	177	(342)
Net increase (decrease) in net assets resulting from operations	(73)	43	(22)	(280)
Changes from principal transactions:				
Total unit transactions	(245)	(149)	(1,833)	1,294
Increase (decrease) in net assets derived from principal transactions	(245)	(149)	(1,833)	1,294
Total increase (decrease) in net assets	(318)	(106)	(1,855)	1,014
Net assets at December 31, 2018	$ 1,488	$ 1,012	$ —	$ 2,580

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2017	$ 10,017	$ 10,441	$ 165	$ 2,353
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	(92)	6	20
Total realized gain (loss) on investments and capital gains distributions	49	1,981	—	46
Net unrealized appreciation (depreciation) of investments	1,001	1,674	3	614
Net increase (decrease) in net assets resulting from operations	1,114	3,563	9	680
Changes from principal transactions:				
Total unit transactions	(1,327)	68	(16)	403
Increase (decrease) in net assets derived from principal transactions	(1,327)	68	(16)	403
Total increase (decrease) in net assets	(213)	3,631	(7)	1,083
Net assets at December 31, 2017	9,804	14,072	158	3,436
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	(103)	6	21
Total realized gain (loss) on investments and capital gains distributions	468	2,950	(1)	54
Net unrealized appreciation (depreciation) of investments	(1,417)	(3,050)	(12)	(600)
Net increase (decrease) in net assets resulting from operations	(834)	(203)	(7)	(525)
Changes from principal transactions:				
Total unit transactions	(722)	647	(14)	(137)
Increase (decrease) in net assets derived from principal transactions	(722)	647	(14)	(137)
Total increase (decrease) in net assets	(1,556)	444	(21)	(662)
Net assets at December 31, 2018	$ 8,248	$ 14,516	$ 137	$ 2,774

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value VIP Fund - Class 2
Net assets at January 1, 2017	$ 32,434	$ 18,448	$ 446	$ 2,745
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	52	76	4	(7)
Total realized gain (loss) on investments and capital gains distributions	3,277	963	6	8
Net unrealized appreciation (depreciation) of investments	3,217	2,459	3	198
Net increase (decrease) in net assets resulting from operations	6,546	3,498	13	199
Changes from principal transactions:				
Total unit transactions	(2,485)	(1,935)	(49)	(847)
Increase (decrease) in net assets derived from principal transactions	(2,485)	(1,935)	(49)	(847)
Total increase (decrease) in net assets	4,061	1,563	(36)	(648)
Net assets at December 31, 2017	36,495	20,011	410	2,097
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(49)	81	4	1
Total realized gain (loss) on investments and capital gains distributions	5,036	1,967	2	288
Net unrealized appreciation (depreciation) of investments	(7,134)	(3,016)	(15)	(568)
Net increase (decrease) in net assets resulting from operations	(2,147)	(968)	(9)	(279)
Changes from principal transactions:				
Total unit transactions	(4,312)	(2,373)	(26)	(37)
Increase (decrease) in net assets derived from principal transactions	(4,312)	(2,373)	(26)	(37)
Total increase (decrease) in net assets	(6,459)	(3,341)	(35)	(316)
Net assets at December 31, 2018	$ 30,036	$ 16,670	$ 375	$ 1,781

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Janus Henderson Balanced Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2017	$ 9	$ 1,735	$ 302	$ 996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(8)	—	1
Total realized gain (loss) on investments and capital gains distributions	—	264	17	44
Net unrealized appreciation (depreciation) of investments	1	(159)	27	86
Net increase (decrease) in net assets resulting from operations	1	97	44	131
Changes from principal transactions:				
Total unit transactions	—	(112)	(33)	(134)
Increase (decrease) in net assets derived from principal transactions	—	(112)	(33)	(134)
Total increase (decrease) in net assets	1	(15)	11	(3)
Net assets at December 31, 2017	10	1,720	313	993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	—	(6)	—	(5)
Total realized gain (loss) on investments and capital gains distributions	—	187	61	78
Net unrealized appreciation (depreciation) of investments	—	(389)	(84)	(165)
Net increase (decrease) in net assets resulting from operations	—	(208)	(23)	(92)
Changes from principal transactions:				
Total unit transactions	—	(397)	(66)	(349)
Increase (decrease) in net assets derived from principal transactions	—	(397)	(66)	(349)
Total increase (decrease) in net assets	—	(605)	(89)	(441)
Net assets at December 31, 2018	$ 10	$ 1,115	$ 224	$ 552

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Oppenheimer Discovery Mid Cap Growth Fund/VA	Oppenheimer Global Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2017	$ 115	$ 5	$ 2,374	$ 581
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	33	26
Total realized gain (loss) on investments and capital gains distributions	18	—	(142)	(14)
Net unrealized appreciation (depreciation) of investments	24	2	167	29
Net increase (decrease) in net assets resulting from operations	40	2	58	41
Changes from principal transactions:				
Total unit transactions	24	(1)	(317)	173
Increase (decrease) in net assets derived from principal transactions	24	(1)	(317)	173
Total increase (decrease) in net assets	64	1	(259)	214
Net assets at December 31, 2017	179	6	2,115	795
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	—	31	30
Total realized gain (loss) on investments and capital gains distributions	28	—	(35)	(3)
Net unrealized appreciation (depreciation) of investments	(33)	(1)	(61)	(59)
Net increase (decrease) in net assets resulting from operations	(7)	(1)	(65)	(32)
Changes from principal transactions:				
Total unit transactions	(63)	—	(252)	(11)
Increase (decrease) in net assets derived from principal transactions	(63)	—	(252)	(11)
Total increase (decrease) in net assets	(70)	(1)	(317)	(43)
Net assets at December 31, 2018	$ 109	$ 5	$ 1,798	$ 752

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Balanced Portfolio - Class I	Voya Intermediate Bond Portfolio - Class I	Voya Global Perspectives® Portfolio - Class A	Voya Global Perspectives® Portfolio - Class I
Net assets at January 1, 2017	$ 54,205	$ 91,044	$ 385	$ 76
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	763	1,908	2	2
Total realized gain (loss) on investments and capital gains distributions	1,753	211	6	2
Net unrealized appreciation (depreciation) of investments	4,492	1,189	21	9
Net increase (decrease) in net assets resulting from operations	7,008	3,308	29	13
Changes from principal transactions:				
Total unit transactions	(4,774)	(10,455)	(241)	279
Increase (decrease) in net assets derived from principal transactions	(4,774)	(10,455)	(241)	279
Total increase (decrease) in net assets	2,234	(7,147)	(212)	292
Net assets at December 31, 2017	56,439	83,897	173	368
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	515	1,835	2	11
Total realized gain (loss) on investments and capital gains distributions	6,300	(765)	8	7
Net unrealized appreciation (depreciation) of investments	(10,772)	(2,567)	(19)	(43)
Net increase (decrease) in net assets resulting from operations	(3,957)	(1,497)	(9)	(25)
Changes from principal transactions:				
Total unit transactions	(7,352)	(14,101)	(81)	(13)
Increase (decrease) in net assets derived from principal transactions	(7,352)	(14,101)	(81)	(13)
Total increase (decrease) in net assets	(11,309)	(15,598)	(90)	(38)
Net assets at December 31, 2018	$ 45,130	$ 68,299	$ 83	$ 330

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya High Yield Portfolio - Service Class	Voya Large Cap Growth Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Institutional Class	Voya Large Cap Value Portfolio - Service Class
Net assets at January 1, 2017	$ 3,679	$ 110,998	$ 7,923	$ 2,561
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	221	(729)	124	20
Total realized gain (loss) on investments and capital gains distributions	(37)	10,257	223	64
Net unrealized appreciation (depreciation) of investments	6	20,190	586	184
Net increase (decrease) in net assets resulting from operations	190	29,718	933	268
Changes from principal transactions:				
Total unit transactions	464	(13,548)	(1,008)	(599)
Increase (decrease) in net assets derived from principal transactions	464	(13,548)	(1,008)	(599)
Total increase (decrease) in net assets	654	16,170	(75)	(331)
Net assets at December 31, 2017	4,333	127,168	7,848	2,230
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	163	(785)	80	12
Total realized gain (loss) on investments and capital gains distributions	(104)	19,238	876	246
Net unrealized appreciation (depreciation) of investments	(199)	(20,848)	(1,572)	(451)
Net increase (decrease) in net assets resulting from operations	(140)	(2,395)	(616)	(193)
Changes from principal transactions:				
Total unit transactions	(919)	(13,596)	(955)	(115)
Increase (decrease) in net assets derived from principal transactions	(919)	(13,596)	(955)	(115)
Total increase (decrease) in net assets	(1,059)	(15,991)	(1,571)	(308)
Net assets at December 31, 2018	$ 3,274	$ 111,177	$ 6,277	$ 1,922

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	Voya Retirement Conservative Portfolio - Adviser Class	Voya Retirement Growth Portfolio - Adviser Class	Voya Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2017	$ 7,064	$ 2,671	$ 4,078	$ 3,289
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	4	14	18
Total realized gain (loss) on investments and capital gains distributions	728	31	631	333
Net unrealized appreciation (depreciation) of investments	627	128	(125)	62
Net increase (decrease) in net assets resulting from operations	1,345	163	520	413
Changes from principal transactions:				
Total unit transactions	(795)	(200)	(1,122)	(452)
Increase (decrease) in net assets derived from principal transactions	(795)	(200)	(1,122)	(452)
Total increase (decrease) in net assets	550	(37)	(602)	(39)
Net assets at December 31, 2017	7,614	2,634	3,476	3,250
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	16	13	21
Total realized gain (loss) on investments and capital gains distributions	1,518	49	422	332
Net unrealized appreciation (depreciation) of investments	(1,258)	(162)	(676)	(672)
Net increase (decrease) in net assets resulting from operations	375	(97)	(241)	(319)
Changes from principal transactions:				
Total unit transactions	(7,989)	(154)	(632)	1,131
Increase (decrease) in net assets derived from principal transactions	(7,989)	(154)	(632)	1,131
Total increase (decrease) in net assets	(7,614)	(251)	(873)	812
Net assets at December 31, 2018	$ —	$ 2,383	$ 2,603	$ 4,062

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Retirement Moderate Portfolio - Adviser Class	Voya U.S. Stock Index Portfolio - Service Class	VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	VY® BlackRock Inflation Protected Bond Portfolio - Service Class
Net assets at January 1, 2017	$ 3,805	$ 77	$ 275	$ 1,983
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	—	2	(1)
Total realized gain (loss) on investments and capital gains distributions	248	9	(4)	(23)
Net unrealized appreciation (depreciation) of investments	127	4	7	46
Net increase (decrease) in net assets resulting from operations	395	13	5	22
Changes from principal transactions:				
Total unit transactions	(276)	(22)	(11)	(220)
Increase (decrease) in net assets derived from principal transactions	(276)	(22)	(11)	(220)
Total increase (decrease) in net assets	119	(9)	(6)	(198)
Net assets at December 31, 2017	3,924	68	269	1,785
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	1	4	13
Total realized gain (loss) on investments and capital gains distributions	133	13	(11)	(6)
Net unrealized appreciation (depreciation) of investments	(386)	(11)	3	(62)
Net increase (decrease) in net assets resulting from operations	(227)	3	(4)	(55)
Changes from principal transactions:				
Total unit transactions	(427)	(40)	(124)	(219)
Increase (decrease) in net assets derived from principal transactions	(427)	(40)	(124)	(219)
Total increase (decrease) in net assets	(654)	(37)	(128)	(274)
Net assets at December 31, 2018	$ 3,270	$ 31	$ 141	$ 1,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Clarion Global Real Estate Portfolio - Institutional Class	VY® Clarion Global Real Estate Portfolio - Service Class	VY® Clarion Real Estate Portfolio - Service Class	VY® Franklin Income Portfolio - Service Class
Net assets at January 1, 2017	$ 1,795	$ 714	$ 4,327	$ 5,178
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	15	57	162
Total realized gain (loss) on investments and capital gains distributions	36	9	174	155
Net unrealized appreciation (depreciation) of investments	73	36	(74)	126
Net increase (decrease) in net assets resulting from operations	164	60	157	443
Changes from principal transactions:				
Total unit transactions	(143)	(106)	(1,176)	(770)
Increase (decrease) in net assets derived from principal transactions	(143)	(106)	(1,176)	(770)
Total increase (decrease) in net assets	21	(46)	(1,019)	(327)
Net assets at December 31, 2017	1,816	668	3,308	4,851
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	22	60	179
Total realized gain (loss) on investments and capital gains distributions	—	9	259	42
Net unrealized appreciation (depreciation) of investments	(235)	(90)	(563)	(502)
Net increase (decrease) in net assets resulting from operations	(160)	(59)	(244)	(281)
Changes from principal transactions:				
Total unit transactions	(187)	(99)	(542)	(436)
Increase (decrease) in net assets derived from principal transactions	(187)	(99)	(542)	(436)
Total increase (decrease) in net assets	(347)	(158)	(786)	(717)
Net assets at December 31, 2018	$ 1,469	$ 510	$ 2,522	$ 4,134

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Invesco Growth and Income Portfolio - Service Class	VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2017	$ 1,125	$ 1,475	$ 6,373	$ 2,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(12)	(23)	(14)
Total realized gain (loss) on investments and capital gains distributions	36	3	(52)	193
Net unrealized appreciation (depreciation) of investments	114	597	2,806	167
Net increase (decrease) in net assets resulting from operations	166	588	2,731	346
Changes from principal transactions:				
Total unit transactions	158	(159)	994	(409)
Increase (decrease) in net assets derived from principal transactions	158	(159)	994	(409)
Total increase (decrease) in net assets	324	429	3,725	(63)
Net assets at December 31, 2017	1,449	1,904	10,098	2,657
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(9)	(12)	(17)
Total realized gain (loss) on investments and capital gains distributions	165	9	70	321
Net unrealized appreciation (depreciation) of investments	(353)	(336)	(1,900)	(625)
Net increase (decrease) in net assets resulting from operations	(183)	(336)	(1,842)	(321)
Changes from principal transactions:				
Total unit transactions	(234)	(155)	(88)	59
Increase (decrease) in net assets derived from principal transactions	(234)	(155)	(88)	59
Total increase (decrease) in net assets	(417)	(491)	(1,930)	(262)
Net assets at December 31, 2018	$ 1,032	$ 1,413	$ 8,168	$ 2,395

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	VY® T. Rowe Price Equity Income Portfolio - Service Class	VY® T. Rowe Price International Stock Portfolio - Service Class
Net assets at January 1, 2017	$ 1,130	$ 33,131	$ 5,532	$ 2,111
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	143	66	3
Total realized gain (loss) on investments and capital gains distributions	56	2,010	501	115
Net unrealized appreciation (depreciation) of investments	121	2,551	224	455
Net increase (decrease) in net assets resulting from operations	175	4,704	791	573
Changes from principal transactions:				
Total unit transactions	235	1,373	(191)	18
Increase (decrease) in net assets derived from principal transactions	235	1,373	(191)	18
Total increase (decrease) in net assets	410	6,077	600	591
Net assets at December 31, 2017	1,540	39,208	6,132	2,702
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	559	56	18
Total realized gain (loss) on investments and capital gains distributions	221	2,758	680	85
Net unrealized appreciation (depreciation) of investments	(461)	(3,491)	(1,268)	(492)
Net increase (decrease) in net assets resulting from operations	(245)	(174)	(532)	(389)
Changes from principal transactions:				
Total unit transactions	446	240	(947)	(140)
Increase (decrease) in net assets derived from principal transactions	446	240	(947)	(140)
Total increase (decrease) in net assets	201	66	(1,479)	(529)
Net assets at December 31, 2018	$ 1,741	$ 39,274	$ 4,653	$ 2,173

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Templeton Global Growth Portfolio - Service Class	Voya Government Money Market Portfolio - Class I	Voya Government Money Market Portfolio - Class S	Voya Global Bond Portfolio - Initial Class
Net assets at January 1, 2017	$ 371	$ 36,520	$ 42	$ 16,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(211)	—	225
Total realized gain (loss) on investments and capital gains distributions	(35)	7	—	(265)
Net unrealized appreciation (depreciation) of investments	92	—	—	1,357
Net increase (decrease) in net assets resulting from operations	59	(204)	—	1,317
Changes from principal transactions:				
Total unit transactions	(40)	(2,746)	2	(786)
Increase (decrease) in net assets derived from principal transactions	(40)	(2,746)	2	(786)
Total increase (decrease) in net assets	19	(2,950)	2	531
Net assets at December 31, 2017	390	33,570	44	17,251
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	113	—	392
Total realized gain (loss) on investments and capital gains distributions	(33)	5	—	(208)
Net unrealized appreciation (depreciation) of investments	(23)	—	—	(679)
Net increase (decrease) in net assets resulting from operations	(51)	118	—	(495)
Changes from principal transactions:				
Total unit transactions	(97)	(510)	(44)	(2,427)
Increase (decrease) in net assets derived from principal transactions	(97)	(510)	(44)	(2,427)
Total increase (decrease) in net assets	(148)	(392)	(44)	(2,922)
Net assets at December 31, 2018	$ 242	$ 33,178	$ —	$ 14,329

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Global Bond Portfolio - Service Class	Voya Solution 2025 Portfolio - Service Class	Voya Solution 2035 Portfolio - Service Class	Voya Solution 2045 Portfolio - Service Class
Net assets at January 1, 2017	$ 23	$ 4,353	$ 7,192	$ 5,515
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	50	67	37
Total realized gain (loss) on investments and capital gains distributions	—	100	279	230
Net unrealized appreciation (depreciation) of investments	2	510	1,076	985
Net increase (decrease) in net assets resulting from operations	3	660	1,422	1,252
Changes from principal transactions:				
Total unit transactions	(3)	587	1,339	1,036
Increase (decrease) in net assets derived from principal transactions	(3)	587	1,339	1,036
Total increase (decrease) in net assets	—	1,247	2,761	2,288
Net assets at December 31, 2017	23	5,600	9,953	7,803
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	66	87	45
Total realized gain (loss) on investments and capital gains distributions	—	6	259	366
Net unrealized appreciation (depreciation) of investments	(1)	(487)	(1,194)	(910)
Net increase (decrease) in net assets resulting from operations	—	(415)	(848)	(499)
Changes from principal transactions:				
Total unit transactions	(2)	337	(542)	(1,992)
Increase (decrease) in net assets derived from principal transactions	(2)	337	(542)	(1,992)
Total increase (decrease) in net assets	(2)	(78)	(1,390)	(2,491)
Net assets at December 31, 2018	$ 21	$ 5,522	$ 8,563	$ 5,312

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Solution Income Portfolio - Service Class	Voya Solution Moderately Aggressive Portfolio - Service Class	VY® American Century Small-Mid Cap Value Portfolio - Service Class	VY® Baron Growth Portfolio - Service Class
Net assets at January 1, 2017	$ 2,784	$ 161	$ 3,148	$ 3,799
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	—	13	(9)
Total realized gain (loss) on investments and capital gains distributions	46	8	132	575
Net unrealized appreciation (depreciation) of investments	136	19	163	475
Net increase (decrease) in net assets resulting from operations	219	27	308	1,041
Changes from principal transactions:				
Total unit transactions	(440)	8	(98)	87
Increase (decrease) in net assets derived from principal transactions	(440)	8	(98)	87
Total increase (decrease) in net assets	(221)	35	210	1,128
Net assets at December 31, 2017	2,563	196	3,358	4,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	37	1	16	(53)
Total realized gain (loss) on investments and capital gains distributions	73	12	352	567
Net unrealized appreciation (depreciation) of investments	(203)	(36)	(824)	(705)
Net increase (decrease) in net assets resulting from operations	(93)	(23)	(456)	(191)
Changes from principal transactions:				
Total unit transactions	(176)	25	(430)	302
Increase (decrease) in net assets derived from principal transactions	(176)	25	(430)	302
Total increase (decrease) in net assets	(269)	2	(886)	111
Net assets at December 31, 2018	$ 2,294	$ 198	$ 2,472	$ 5,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® Columbia Contrarian Core Portfolio - Service Class	VY® Columbia Small Cap Value II Portfolio - Service Class	VY® Invesco Comstock Portfolio - Service Class	VY® Invesco Equity and Income Portfolio - Initial Class
Net assets at January 1, 2017	$ 1,564	$ 573	$ 724	$ 67,371
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(4)	3	606
Total realized gain (loss) on investments and capital gains distributions	84	58	17	5,866
Net unrealized appreciation (depreciation) of investments	226	(3)	88	(534)
Net increase (decrease) in net assets resulting from operations	307	51	108	5,938
Changes from principal transactions:				
Total unit transactions	(4)	(91)	(34)	(9,674)
Increase (decrease) in net assets derived from principal transactions	(4)	(91)	(34)	(9,674)
Total increase (decrease) in net assets	303	(40)	74	(3,736)
Net assets at December 31, 2017	1,867	533	798	63,635
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(3)	4	395
Total realized gain (loss) on investments and capital gains distributions	179	65	22	5,174
Net unrealized appreciation (depreciation) of investments	(337)	(145)	(129)	(11,458)
Net increase (decrease) in net assets resulting from operations	(161)	(83)	(103)	(5,889)
Changes from principal transactions:				
Total unit transactions	(208)	(93)	(1)	(8,538)
Increase (decrease) in net assets derived from principal transactions	(208)	(93)	(1)	(8,538)
Total increase (decrease) in net assets	(369)	(176)	(104)	(14,427)
Net assets at December 31, 2018	$ 1,498	$ 357	$ 694	$ 49,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® JPMorgan Mid Cap Value Portfolio - Service Class	VY® Oppenheimer Global Portfolio - Initial Class	VY® Pioneer High Yield Portfolio - Initial Class	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2017	$ 3,693	$ 58,097	$ 13,417	$ 39,497
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	(61)	487	(220)
Total realized gain (loss) on investments and capital gains distributions	534	1,384	68	4,967
Net unrealized appreciation (depreciation) of investments	(63)	17,981	223	3,882
Net increase (decrease) in net assets resulting from operations	465	19,304	778	8,629
Changes from principal transactions:				
Total unit transactions	(211)	(6,415)	(2,010)	(5,071)
Increase (decrease) in net assets derived from principal transactions	(211)	(6,415)	(2,010)	(5,071)
Total increase (decrease) in net assets	254	12,889	(1,232)	3,558
Net assets at December 31, 2017	3,947	70,986	12,185	43,055
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	222	471	(416)
Total realized gain (loss) on investments and capital gains distributions	301	8,084	(151)	6,691
Net unrealized appreciation (depreciation) of investments	(729)	(17,312)	(743)	(7,734)
Net increase (decrease) in net assets resulting from operations	(419)	(9,006)	(423)	(1,459)
Changes from principal transactions:				
Total unit transactions	(810)	(7,588)	(1,514)	(4,878)
Increase (decrease) in net assets derived from principal transactions	(810)	(7,588)	(1,514)	(4,878)
Total increase (decrease) in net assets	(1,229)	(16,594)	(1,937)	(6,337)
Net assets at December 31, 2018	$ 2,718	$ 54,392	$ 10,248	$ 36,718

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	VY® T. Rowe Price Growth Equity Portfolio - Initial Class	VY® Templeton Foreign Equity Portfolio - Initial Class	Voya Strategic Allocation Conservative Portfolio - Class I	Voya Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2017	$ 31,534	$ 10,552	$ 5,311	$ 7,200
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(406)	101	57	46
Total realized gain (loss) on investments and capital gains distributions	7,177	178	317	486
Net unrealized appreciation (depreciation) of investments	2,920	1,882	67	623
Net increase (decrease) in net assets resulting from operations	9,691	2,161	441	1,155
Changes from principal transactions:				
Total unit transactions	(3,107)	(718)	(1,151)	(261)
Increase (decrease) in net assets derived from principal transactions	(3,107)	(718)	(1,151)	(261)
Total increase (decrease) in net assets	6,584	1,443	(710)	894
Net assets at December 31, 2017	38,118	11,995	4,601	8,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(368)	98	53	58
Total realized gain (loss) on investments and capital gains distributions	8,550	548	239	857
Net unrealized appreciation (depreciation) of investments	(8,747)	(2,312)	(504)	(1,486)
Net increase (decrease) in net assets resulting from operations	(565)	(1,666)	(212)	(571)
Changes from principal transactions:				
Total unit transactions	(3,255)	(1,668)	(663)	(1,646)
Increase (decrease) in net assets derived from principal transactions	(3,255)	(1,668)	(663)	(1,646)
Total increase (decrease) in net assets	(3,820)	(3,334)	(875)	(2,217)
Net assets at December 31, 2018	$ 34,298	$ 8,661	$ 3,726	$ 5,877

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Strategic Allocation Moderate Portfolio - Class I	Voya Growth and Income Portfolio - Class A	Voya Growth and Income Portfolio - Class I	Voya Emerging Markets Index Portfolio - Class I
Net assets at January 1, 2017	$ 7,871	$ 1,520	$ 209,483	$ 71
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	55	1	1,514	1
Total realized gain (loss) on investments and capital gains distributions	432	232	35,328	20
Net unrealized appreciation (depreciation) of investments	469	31	1,443	38
Net increase (decrease) in net assets resulting from operations	956	264	38,285	59
Changes from principal transactions:				
Total unit transactions	(996)	(182)	(17,608)	397
Increase (decrease) in net assets derived from principal transactions	(996)	(182)	(17,608)	397
Total increase (decrease) in net assets	(40)	82	20,677	456
Net assets at December 31, 2017	7,831	1,602	230,160	527
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	84	1	1,337	13
Total realized gain (loss) on investments and capital gains distributions	306	182	31,070	14
Net unrealized appreciation (depreciation) of investments	(922)	(270)	(43,263)	(153)
Net increase (decrease) in net assets resulting from operations	(532)	(87)	(10,856)	(126)
Changes from principal transactions:				
Total unit transactions	(349)	(142)	(26,800)	368
Increase (decrease) in net assets derived from principal transactions	(349)	(142)	(26,800)	368
Total increase (decrease) in net assets	(881)	(229)	(37,656)	242
Net assets at December 31, 2018	$ 6,950	$ 1,373	$ 192,504	$ 769

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Euro STOXX 50® Index Portfolio - Class I	Voya Global Equity Portfolio - Class I	Voya Global Equity Portfolio - Class S	Voya Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2017	$ 43	$ 2,225	$ 972	$ 58,987
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	35	9	273
Total realized gain (loss) on investments and capital gains distributions	2	48	6	8,029
Net unrealized appreciation (depreciation) of investments	6	387	194	4,733
Net increase (decrease) in net assets resulting from operations	10	470	209	13,035
Changes from principal transactions:				
Total unit transactions	(9)	(312)	(45)	(6,391)
Increase (decrease) in net assets derived from principal transactions	(9)	(312)	(45)	(6,391)
Total increase (decrease) in net assets	1	158	164	6,644
Net assets at December 31, 2017	44	2,383	1,136	65,631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	90	33	159
Total realized gain (loss) on investments and capital gains distributions	1	81	22	9,858
Net unrealized appreciation (depreciation) of investments	(10)	(352)	(157)	(15,581)
Net increase (decrease) in net assets resulting from operations	(8)	(181)	(102)	(5,564)
Changes from principal transactions:				
Total unit transactions	6	(382)	(161)	571
Increase (decrease) in net assets derived from principal transactions	6	(382)	(161)	571
Total increase (decrease) in net assets	(2)	(563)	(263)	(4,993)
Net assets at December 31, 2018	$ 42	$ 1,820	$ 873	$ 60,638

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Index Plus MidCap Portfolio - Class I	Voya Index Plus SmallCap Portfolio - Class I	Voya International Index Portfolio - Class I	Voya International Index Portfolio - Class S
Net assets at January 1, 2017	$ 7,291	$ 4,216	$ 11,111	$ 28
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	5	150	1
Total realized gain (loss) on investments and capital gains distributions	990	1,104	28	—
Net unrealized appreciation (depreciation) of investments	(131)	(759)	2,318	7
Net increase (decrease) in net assets resulting from operations	902	350	2,496	8
Changes from principal transactions:				
Total unit transactions	(662)	(546)	(1,068)	14
Increase (decrease) in net assets derived from principal transactions	(662)	(546)	(1,068)	14
Total increase (decrease) in net assets	240	(196)	1,428	22
Net assets at December 31, 2017	7,531	4,020	12,539	50
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	17	1	204	—
Total realized gain (loss) on investments and capital gains distributions	829	663	77	—
Net unrealized appreciation (depreciation) of investments	(1,755)	(1,130)	(2,096)	(8)
Net increase (decrease) in net assets resulting from operations	(909)	(466)	(1,815)	(8)
Changes from principal transactions:				
Total unit transactions	(1,318)	(360)	(514)	—
Increase (decrease) in net assets derived from principal transactions	(1,318)	(360)	(514)	—
Total increase (decrease) in net assets	(2,227)	(826)	(2,329)	(8)
Net assets at December 31, 2018	$ 5,304	$ 3,194	$ 10,210	$ 42

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Large Cap Growth Index Portfolio - Class I	Voya Russell™ Large Cap Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class I	Voya Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2017	$ 25,032	$ 16,274	$ 38,918	$ 1,136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(25)	76	319	5
Total realized gain (loss) on investments and capital gains distributions	3,276	1,579	685	24
Net unrealized appreciation (depreciation) of investments	3,847	1,612	3,319	96
Net increase (decrease) in net assets resulting from operations	7,098	3,267	4,323	125
Changes from principal transactions:				
Total unit transactions	(2,799)	(2,003)	(4,822)	(75)
Increase (decrease) in net assets derived from principal transactions	(2,799)	(2,003)	(4,822)	(75)
Total increase (decrease) in net assets	4,299	1,264	(499)	50
Net assets at December 31, 2017	29,331	17,538	38,419	1,186
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(62)	74	370	7
Total realized gain (loss) on investments and capital gains distributions	4,011	1,535	2,033	64
Net unrealized appreciation (depreciation) of investments	(4,382)	(2,325)	(5,014)	(158)
Net increase (decrease) in net assets resulting from operations	(433)	(716)	(2,611)	(87)
Changes from principal transactions:				
Total unit transactions	(2,561)	(1,185)	(5,108)	(123)
Increase (decrease) in net assets derived from principal transactions	(2,561)	(1,185)	(5,108)	(123)
Total increase (decrease) in net assets	(2,994)	(1,901)	(7,719)	(210)
Net assets at December 31, 2018	$ 26,337	$ 15,637	$ 30,700	$ 976

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya Russell™ Mid Cap Growth Index Portfolio - Class S	Voya Russell™ Mid Cap Index Portfolio - Class I	Voya Russell™ Small Cap Index Portfolio - Class I	Voya Small Company Portfolio - Class I
Net assets at January 1, 2017	$ 980	$ 1,525	$ 1,287	$ 25,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	12	6	(214)
Total realized gain (loss) on investments and capital gains distributions	32	90	80	4,449
Net unrealized appreciation (depreciation) of investments	199	161	93	(1,801)
Net increase (decrease) in net assets resulting from operations	229	263	179	2,434
Changes from principal transactions:				
Total unit transactions	9	143	14	(2,443)
Increase (decrease) in net assets derived from principal transactions	9	143	14	(2,443)
Total increase (decrease) in net assets	238	406	193	(9)
Net assets at December 31, 2017	1,218	1,931	1,480	25,655
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	13	5	(159)
Total realized gain (loss) on investments and capital gains distributions	410	170	82	4,069
Net unrealized appreciation (depreciation) of investments	(396)	(341)	(261)	(7,638)
Net increase (decrease) in net assets resulting from operations	9	(158)	(174)	(3,728)
Changes from principal transactions:				
Total unit transactions	(915)	(257)	(8)	(3,364)
Increase (decrease) in net assets derived from principal transactions	(915)	(257)	(8)	(3,364)
Total increase (decrease) in net assets	(906)	(415)	(182)	(7,092)
Net assets at December 31, 2018	$ 312	$ 1,516	$ 1,298	$ 18,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya U.S. Bond Index Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class I	Voya MidCap Opportunities Portfolio - Class S	Voya SmallCap Opportunities Portfolio - Class I
Net assets at January 1, 2017	$ 1,262	$ 4,907	$ 3,181	$ 2,040
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(105)	(39)	(11)
Total realized gain (loss) on investments and capital gains distributions	(1)	153	233	123
Net unrealized appreciation (depreciation) of investments	9	2,137	488	271
Net increase (decrease) in net assets resulting from operations	31	2,185	682	383
Changes from principal transactions:				
Total unit transactions	306	11,396	(454)	135
Increase (decrease) in net assets derived from principal transactions	306	11,396	(454)	135
Total increase (decrease) in net assets	337	13,581	228	518
Net assets at December 31, 2017	1,599	18,488	3,409	2,558
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(192)	(41)	(13)
Total realized gain (loss) on investments and capital gains distributions	(18)	1,859	364	413
Net unrealized appreciation (depreciation) of investments	(23)	(3,007)	(601)	(825)
Net increase (decrease) in net assets resulting from operations	(18)	(1,340)	(278)	(425)
Changes from principal transactions:				
Total unit transactions	(148)	(1,931)	(221)	15
Increase (decrease) in net assets derived from principal transactions	(148)	(1,931)	(221)	15
Total increase (decrease) in net assets	(166)	(3,271)	(499)	(410)
Net assets at December 31, 2018	$ 1,433	$ 15,217	$ 2,910	$ 2,148

The accompanying notes are an integral part of these financial statements.

72

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2018 and 2017
(Dollars in thousands)

	Voya SmallCap Opportunities Portfolio - Class S	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2017	$ 2,532	$ 2,037	$ 2,113	$ 1,054
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	10	(10)	(8)
Total realized gain (loss) on investments and capital gains distributions	232	(83)	(10)	66
Net unrealized appreciation (depreciation) of investments	224	690	547	144
Net increase (decrease) in net assets resulting from operations	422	617	527	202
Changes from principal transactions:				
Total unit transactions	(207)	(493)	(422)	133
Increase (decrease) in net assets derived from principal transactions	(207)	(493)	(422)	133
Total increase (decrease) in net assets	215	124	105	335
Net assets at December 31, 2017	2,747	2,161	2,218	1,389
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(34)	29	(9)	(9)
Total realized gain (loss) on investments and capital gains distributions	487	173	203	191
Net unrealized appreciation (depreciation) of investments	(890)	(594)	(487)	(278)
Net increase (decrease) in net assets resulting from operations	(437)	(392)	(293)	(96)
Changes from principal transactions:				
Total unit transactions	(177)	(128)	9	352
Increase (decrease) in net assets derived from principal transactions	(177)	(128)	9	352
Total increase (decrease) in net assets	(614)	(520)	(284)	256
Net assets at December 31, 2018	$ 2,133	$ 1,641	$ 1,934	$ 1,645

The accompanying notes are an integral part of these financial statements.

1. **Organization**

   Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, (the "Account") was established by Voya Retirement Insurance and Annuity Company ("VRIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya Financial"), a holding company domiciled in the State of Delaware.

   Prior to May 2013, Voya Financial, which together with its subsidiaries, including the Company, was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING. Between October 2013 and March 2015, ING completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

   The Account is registered as a unit investment trust with the Securities Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. VRIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business VRIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of VRIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of VRIAC.

   At December 31, 2018, the Account had 105 investment divisions (the "Divisions"), 30 of which invest in independently managed mutual funds and 75 of which invest in mutual funds managed by an affiliate, Voya Investments, LLC ("VIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").

   The Divisions with asset balances at December 31, 2018 and related Trusts are as follows:

   AIM Variable Insurance Funds:
   Invesco V.I. American Franchise Fund - Series I Shares
   Invesco V.I. Core Equity Fund - Series I Shares
   American Funds Insurance Series®:
   Growth Fund - Class 2
   Growth-Income Fund - Class 2
   International Fund - Class 2
   Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio

   Federated Insurance Series:
   Federated Fund for U.S. Government Securities II - Primary Shares
   Federated Government Money Fund II - Service Shares
   Federated High Income Bond Fund II - Primary Shares
   Federated Kaufmann Fund II - Primary Shares
   Federated Managed Volatility Fund II - Primary Shares
   Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class

Fidelity® Variable Insurance Products (continued):

Fidelity® VIP Growth Portfolio - Initial Class

Fidelity® VIP High Income Portfolio - Initial Class

Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:

Fidelity® VIP Contrafund® Portfolio - Initial Class

Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:

Fidelity® VIP Investment Grade Bond Portfolio - Initial Class

Franklin Templeton Variable Insurance Products Trust:

Franklin Small Cap Value VIP Fund - Class 2

Janus Aspen Series:

Janus Henderson Balanced Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:

Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC

Oppenheimer Main Street Fund®:

Oppenheimer Main Street Fund®/VA

Oppenheimer Main Street Small Cap Fund®/VA

Oppenheimer Variable Account Funds:

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Global Fund/VA

PIMCO Variable Insurance Trust:

PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:

Pioneer High Yield VCT Portfolio - Class I

Voya Balanced Portfolio, Inc.:

Voya Balanced Portfolio - Class I

Voya Intermediate Bond Portfolio:

Voya Intermediate Bond Portfolio - Class I

Voya Investors Trust:

Voya Global Perspectives® Portfolio - Class A

Voya Global Perspectives® Portfolio - Class I

Voya High Yield Portfolio - Service Class

Voya Large Cap Growth Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Institutional Class

Voya Large Cap Value Portfolio - Service Class

Voya Retirement Conservative Portfolio - Adviser Class

Voya Retirement Growth Portfolio - Adviser Class

Voya Retirement Moderate Growth Portfolio - Adviser Class

Voya Retirement Moderate Portfolio - Adviser Class

Voya U.S. Stock Index Portfolio - Service Class

VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class

VY® BlackRock Inflation Protected Bond Portfolio - Service Class

VY® Clarion Global Real Estate Portfolio - Institutional Class

VY® Clarion Global Real Estate Portfolio - Service Class

VY® Clarion Real Estate Portfolio - Service Class

Voya Investors Trust: (continued)

VY® Franklin Income Portfolio - Service Class

VY® Invesco Growth and Income Portfolio - Service Class

VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class

VY® JPMorgan Emerging Markets Equity Portfolio - Service Class

VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class

VY® JPMorgan Small Cap Core Equity Portfolio - Service Class

VY® T. Rowe Price Capital Appreciation Portfolio - Service Class

VY® T. Rowe Price Equity Income Portfolio - Service Class

VY® T. Rowe Price International Stock Portfolio - Service Class

VY® Templeton Global Growth Portfolio - Service Class

Voya Money Market Portfolio:

Voya Government Money Market Portfolio - Class I

Voya Partners, Inc.:

Voya Global Bond Portfolio - Initial Class

Voya Global Bond Portfolio - Service Class

Voya Solution 2025 Portfolio - Service Class

Voya Solution 2035 Portfolio - Service Class

Voya Solution 2045 Portfolio - Service Class

Voya Solution Income Portfolio - Service Class

Voya Solution Moderately Aggressive Portfolio - Service Class

VY® American Century Small-Mid Cap Value Portfolio - Service Class

VY® Baron Growth Portfolio - Service Class

VY® Columbia Contrarian Core Portfolio - Service Class

VY® Columbia Small Cap Value II Portfolio - Service Class

VY® Invesco Comstock Portfolio - Service Class

VY® Invesco Equity and Income Portfolio - Initial Class

VY® JPMorgan Mid Cap Value Portfolio - Service Class

VY® Oppenheimer Global Portfolio - Initial Class

VY® Pioneer High Yield Portfolio - Initial Class

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class

VY® T. Rowe Price Growth Equity Portfolio - Initial Class

VY® Templeton Foreign Equity Portfolio - Initial Class

Voya Strategic Allocation Portfolios, Inc.:

Voya Strategic Allocation Conservative Portfolio - Class I

Voya Strategic Allocation Growth Portfolio - Class I

Voya Strategic Allocation Moderate Portfolio - Class I

Voya Variable Funds:

Voya Growth and Income Portfolio - Class A

Voya Growth and Income Portfolio - Class I

Voya Variable Portfolios, Inc.:

    Voya Emerging Markets Index Portfolio - Class I

    Voya Euro STOXX 50® Index Portfolio - Class I

    Voya Global Equity Portfolio - Class I

    Voya Global Equity Portfolio - Class S

    Voya Index Plus LargeCap Portfolio - Class I

    Voya Index Plus MidCap Portfolio - Class I

    Voya Index Plus SmallCap Portfolio - Class I

    Voya International Index Portfolio - Class I

    Voya International Index Portfolio - Class S

    Voya Russell™ Large Cap Growth Index Portfolio - Class I

    Voya Russell™ Large Cap Index Portfolio - Class I

    Voya Russell™ Large Cap Value Index Portfolio - Class I

    Voya Russell™ Large Cap Value Index Portfolio - Class S

    Voya Russell™ Mid Cap Growth Index Portfolio - Class S

Voya Variable Portfolios, Inc. (continued):

    Voya Russell™ Mid Cap Index Portfolio - Class I

    Voya Russell™ Small Cap Index Portfolio - Class I

    Voya Small Company Portfolio - Class I

    Voya U.S. Bond Index Portfolio - Class I

Voya Variable Products Trust:

    Voya MidCap Opportunities Portfolio - Class I

    Voya MidCap Opportunities Portfolio - Class S

    Voya SmallCap Opportunities Portfolio - Class I

    Voya SmallCap Opportunities Portfolio - Class S

Wanger Advisors Trust:

    Wanger International

    Wanger Select

    Wanger USA

The names of certain Divisions were changed during 2018. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Federated Insurance Series:	**Federated Insurance Series:**
Federated Managed Volatility Fund II - Primary Shares	Federated Managed Volatility Fund II

During 2018, the following Divisions were closed to contract owners:

Federated Insurance Series:

    Federated Managed Tail Risk Fund II - Primary Shares

Voya Investors Trust:

    Voya Multi-Manager Large Cap Core Portfolio - Institutional Class

Voya Money Market Portfolio:

    Voya Government Money Market Portfolio - Class S

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division

are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of VRIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of VRIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes. Uncertain tax positions are assessed at the parent level on a consolidated basis, including taxes of the operations of the Separate Account.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company. To the extent that benefits to be paid to the contract owners exceed their account values, VRIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to VRIAC. Prior to the annuitization date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from principal transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) VRIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by VRIAC).

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

3. **Financial Instruments**

    The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the transfer agents or fund companies and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

    The Account's assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2018 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2018. The Account had no liabilities as of December 31, 2018.

    The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

    ▪   Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
    ▪   Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
        a) Quoted prices for similar assets or liabilities in active markets;
        b) Quoted prices for identical or similar assets or liabilities in non-active markets;
        c) Inputs other than quoted market prices that are observable; and
        d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
    ▪   Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4. **Charges and Fees**

    Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover VRIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

VRIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A charge to cover administrative expenses of the Account is deducted at annual rates of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $80 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Other Contract Charges

Certain Contracts contain optional riders that are available for an additional charge, such as minimum guaranteed withdraw benefits. The amounts charged for these optional benefits vary based on a number of factors and are defined in the Contracts. These charges are assessed through the redemption of units.

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts an annual charge of up to 0.50% of the average daily net asset value is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through a reduction in unit values.

Fees Waived by VRIAC

Certain charges and fees for various types of Contracts may be waived by VRIAC. VRIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5. Related Party Transactions

On or about May 1, 2017, VIL was appointed investment adviser for these certain additional U.S. registered investment companies previously managed by Directed Services LLC ("DSL") Voya Investors Trust and Voya Partners, Inc., which in turn caused DSL and VRIAC to terminate a separate intercompany agreement dated as of December 22, 2010 between DSL and VRIAC by which DSL had paid a portion of the revenue PDSL earned as investment adviser.

Management fees were also paid to VIL, an affiliate of the Company, in its capacity as investment adviser to the Voya Balanced Portfolio, Inc., Voya Intermediate Bond Portfolio, Voya Investors Trust, Voya Money Market Portfolio, Voya Partners, Inc., Voya Strategic Allocation Portfolios, Inc., Voya Variable Funds, Voya Variable Portfolios, Inc., and Voya Variable Products Trust. The Trusts' advisory agreements provide for fees at annual rates ranging from 0.20% to 1.25% of the average net assets of each respective Fund.

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2018 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. American Franchise Fund - Series I Shares	$ 372	$ 185
Invesco V.I. Core Equity Fund - Series I Shares	154	259
American Funds Insurance Series®:		
Growth Fund - Class 2	493	51
Growth-Income Fund - Class 2	200	53
International Fund - Class 2	61	61
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	956	267
Federated Insurance Series:		
Federated Fund for U.S. Government Securities II - Primary Shares	4	12
Federated Government Money Fund II - Service Shares	80	164
Federated High Income Bond Fund II - Primary Shares	183	321
Federated Kaufmann Fund II - Primary Shares	83	164
Federated Managed Tail Risk Fund II - Primary Shares	61	1,850
Federated Managed Volatility Fund II - Primary Shares	1,701	394
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	1,081	1,255
Fidelity® VIP Growth Portfolio - Initial Class	4,522	1,890
Fidelity® VIP High Income Portfolio - Initial Class	9	18
Fidelity® VIP Overseas Portfolio - Initial Class	408	524

	Purchases	Sales
	(Dollars in thousands)	
Fidelity® Variable Insurance Products (continued):		
Fidelity® VIP Contrafund® Portfolio - Initial Class	$ 4,274	$ 5,484
Fidelity® VIP Index 500 Portfolio - Initial Class	951	3,149
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	12	32
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value VIP Fund - Class 2	489	220
Janus Aspen Series:		
Janus Henderson Balanced Portfolio - Institutional Shares	—	1
Lord Abbett Series Fund, Inc.:		
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	95	456
Oppenheimer Main Street Fund®:		
Oppenheimer Main Street Fund®/VA	54	97
Oppenheimer Main Street Small Cap Fund®/VA	246	479
Oppenheimer Variable Account Funds:		
Oppenheimer Discovery Mid Cap Growth Fund/VA	30	72
Oppenheimer Global Fund/VA	—	—
PIMCO Variable Insurance Trust:		
PIMCO Real Return Portfolio - Administrative Class	84	306
Pioneer Variable Contracts Trust:		
Pioneer High Yield VCT Portfolio - Class I	65	45
Voya Balanced Portfolio, Inc.:		
Voya Balanced Portfolio - Class I	5,986	9,051
Voya Intermediate Bond Portfolio:		
Voya Intermediate Bond Portfolio - Class I	3,423	15,688
Voya Investors Trust:		
Voya Global Perspectives® Portfolio - Class A	6	84
Voya Global Perspectives® Portfolio - Class I	40	38
Voya High Yield Portfolio - Service Class	487	1,243
Voya Large Cap Growth Portfolio - Institutional Class	18,325	16,173
Voya Large Cap Value Portfolio - Institutional Class	1,039	1,122
Voya Large Cap Value Portfolio - Service Class	304	169
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	6,739	8,118
Voya Retirement Conservative Portfolio - Adviser Class	554	625
Voya Retirement Growth Portfolio - Adviser Class	357	734
Voya Retirement Moderate Growth Portfolio - Adviser Class	1,752	300
Voya Retirement Moderate Portfolio - Adviser Class	762	995
Voya U.S. Stock Index Portfolio - Service Class	5	40
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	21	141
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	149	356
VY® Clarion Global Real Estate Portfolio - Institutional Class	240	353
VY® Clarion Global Real Estate Portfolio - Service Class	32	108
VY® Clarion Real Estate Portfolio - Service Class	476	699
VY® Franklin Income Portfolio - Service Class	498	755
VY® Invesco Growth and Income Portfolio - Service Class	269	362
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	267	430
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	1,883	1,983
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	680	318

	Purchases	Sales
	(Dollars in thousands)	
Voya Investors Trust (continued):		
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	$ 1,127	$ 466
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	10,485	6,865
VY® T. Rowe Price Equity Income Portfolio - Service Class	1,355	1,378
VY® T. Rowe Price International Stock Portfolio - Service Class	237	359
VY® Templeton Global Growth Portfolio - Service Class	43	103
Voya Money Market Portfolio:		
Voya Government Money Market Portfolio - Class I	12,247	12,639
Voya Government Money Market Portfolio - Class S	578	622
Voya Partners, Inc.:		
Voya Global Bond Portfolio - Initial Class	1,083	3,119
Voya Global Bond Portfolio - Service Class	1	2
Voya Solution 2025 Portfolio - Service Class	2,020	1,432
Voya Solution 2035 Portfolio - Service Class	2,011	2,077
Voya Solution 2045 Portfolio - Service Class	1,942	3,581
Voya Solution Income Portfolio - Service Class	178	258
Voya Solution Moderately Aggressive Portfolio - Service Class	51	15
VY® American Century Small-Mid Cap Value Portfolio - Service Class	830	907
VY® Baron Growth Portfolio - Service Class	1,548	738
VY® Columbia Contrarian Core Portfolio - Service Class	261	291
VY® Columbia Small Cap Value II Portfolio - Service Class	84	129
VY® Invesco Comstock Portfolio - Service Class	108	105
VY® Invesco Equity and Income Portfolio - Initial Class	5,245	9,869
VY® JPMorgan Mid Cap Value Portfolio - Service Class	487	1,011
VY® Oppenheimer Global Portfolio - Initial Class	6,560	9,527
VY® Pioneer High Yield Portfolio - Initial Class	2,134	3,177
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	5,099	6,399
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	10,195	7,546
VY® Templeton Foreign Equity Portfolio - Initial Class	573	2,144
Voya Strategic Allocation Portfolios, Inc.:		
Voya Strategic Allocation Conservative Portfolio - Class I	478	999
Voya Strategic Allocation Growth Portfolio - Class I	489	2,077
Voya Strategic Allocation Moderate Portfolio - Class I	687	952
Voya Variable Funds:		
Voya Growth and Income Portfolio - Class A	170	167
Voya Growth and Income Portfolio - Class I	24,371	30,615
Voya Variable Portfolios, Inc.:		
Voya Emerging Markets Index Portfolio - Class I	535	154
Voya Euro STOXX 50® Index Portfolio - Class I	9	1
Voya Global Equity Portfolio - Class I	223	515
Voya Global Equity Portfolio - Class S	50	178
Voya Index Plus LargeCap Portfolio - Class I	14,702	9,097
Voya Index Plus MidCap Portfolio - Class I	1,113	1,600
Voya Index Plus SmallCap Portfolio - Class I	717	585
Voya International Index Portfolio - Class I	1,334	1,643
Voya International Index Portfolio - Class S	1	2
Voya Russell™ Large Cap Growth Index Portfolio - Class I	2,656	4,304

	Purchases	Sales
	(Dollars in thousands)	
Voya Variable Portfolios, Inc. (continued):		
Voya Russell™ Large Cap Index Portfolio - Class I	$ 1,729	$ 2,840
Voya Russell™ Large Cap Value Index Portfolio - Class I	2,196	5,748
Voya Russell™ Large Cap Value Index Portfolio - Class S	58	138
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	211	995
Voya Russell™ Mid Cap Index Portfolio - Class I	404	451
Voya Russell™ Small Cap Index Portfolio - Class I	324	238
Voya Small Company Portfolio - Class I	4,075	4,042
Voya U.S. Bond Index Portfolio - Class I	279	404
Voya Variable Products Trust:		
Voya MidCap Opportunities Portfolio - Class I	2,253	2,628
Voya MidCap Opportunities Portfolio - Class S	468	380
Voya SmallCap Opportunities Portfolio - Class I	774	360
Voya SmallCap Opportunities Portfolio - Class S	558	316
Wanger Advisors Trust:		
Wanger International	509	370
Wanger Select	428	174
Wanger USA	1,220	529

7. Changes in Units

The changes in units outstanding were as follows:

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. American Franchise Fund - Series I Shares	25,623	24,120	1,503	103,558	109,721	(6,163)
Invesco V.I. Core Equity Fund - Series I Shares	78,644	89,537	(10,893)	142,690	154,561	(11,871)
American Funds Insurance Series®:						
Growth Fund - Class 2	22,448	3,108	19,340	85,239	49,463	35,776
Growth-Income Fund - Class 2	4,848	1,524	3,324	13,529	7,746	5,783
International Fund - Class 2	2,160	2,780	(620)	15,000	9,057	5,943
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	24,515	12,021	12,494	47,830	58,405	(10,575)
Federated Insurance Series:						
Federated Fund for U.S. Government Securities II - Primary Shares	7	484	(477)	8	1,637	(1,629)
Federated Government Money Fund II - Service Shares	11,993	18,899	(6,906)	6,619	10,468	(3,849)
Federated High Income Bond Fund II - Primary Shares	12,285	21,158	(8,873)	47,944	41,367	6,577
Federated Kaufmann Fund II - Primary Shares	20	5,285	(5,265)	—	12,217	(12,217)
Federated Managed Tail Risk Fund II - Primary Shares	274,489	420,687	(146,198)	107,325	145,472	(38,147)
Federated Managed Volatility Fund II - Primary Shares	153,898	110,556	43,342	7,428	25,816	(18,388)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	27,867	38,666	(10,799)	321,689	363,811	(42,122)
Fidelity® VIP Growth Portfolio - Initial Class	158,324	133,666	24,658	491,467	490,350	1,117
Fidelity® VIP High Income Portfolio - Initial Class	78,877	79,675	(798)	82,970	83,808	(838)
Fidelity® VIP Overseas Portfolio - Initial Class	24,371	27,222	(2,851)	204,826	191,881	12,945
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	131,158	214,385	(83,227)	1,003,342	1,058,094	(54,752)
Fidelity® VIP Index 500 Portfolio - Initial Class	13,919	58,134	(44,215)	5,737	46,232	(40,495)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	—	1,166	(1,166)	(6)	2,051	(2,057)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value VIP Fund - Class 2	8,985	7,918	1,067	81,988	108,456	(26,468)

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2018 | | | 2017 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Aspen Series:						
Janus Henderson Balanced Portfolio - Institutional Shares	—	—	—	473	473	—
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	2,993	19,284	(16,291)	80,621	85,520	(4,899)
Oppenheimer Main Street Fund®:						
Oppenheimer Main Street Fund®/VA	236,954	240,074	(3,120)	150,337	151,979	(1,642)
Oppenheimer Main Street Small Cap Fund®/VA	3,671	16,473	(12,802)	43,112	47,860	(4,748)
Oppenheimer Variable Account Funds:						
Oppenheimer Discovery Mid Cap Growth Fund/VA	300,438	303,473	(3,035)	267,193	265,477	1,716
Oppenheimer Global Fund/VA	—	—	—	273	273	—
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	4,832	22,512	(17,680)	189,246	210,629	(21,383)
Pioneer Variable Contracts Trust:						
Pioneer High Yield VCT Portfolio - Class I	1,983	2,397	(414)	61,960	53,151	8,809
Voya Balanced Portfolio, Inc.:						
Voya Balanced Portfolio - Class I	5,005,594	5,222,329	(216,735)	—	—	—
Voya Intermediate Bond Portfolio:						
Voya Intermediate Bond Portfolio - Class I	2,036,885	2,671,472	(634,587)	3,230,806	3,735,367	(504,561)
Voya Investors Trust:						
Voya Global Perspectives® Portfolio - Class A	645	7,556	(6,911)	205	22,411	(22,206)
Voya Global Perspectives® Portfolio - Class I	2,066	3,055	(989)	36,715	13,514	23,201
Voya High Yield Portfolio - Service Class	16,118	59,747	(43,629)	155,518	133,873	21,645
Voya Large Cap Growth Portfolio - Institutional Class	1,998,974	2,390,979	(392,005)	3,237,926	3,705,637	(467,711)
Voya Large Cap Value Portfolio - Institutional Class	21,395	76,886	(55,491)	478,877	541,768	(62,891)
Voya Large Cap Value Portfolio - Service Class	1,764	7,860	(6,096)	2,802	36,421	(33,619)
Voya Multi-Manager Large Cap Core Portfolio - Institutional Class	8,058,861	8,387,754	(328,893)	1,591,005	1,628,824	(37,819)
Voya Retirement Conservative Portfolio - Adviser Class	39,582	51,376	(11,794)	30,177	47,119	(16,942)
Voya Retirement Growth Portfolio - Adviser Class	1,069	39,466	(38,397)	2,029	77,606	(75,577)
Voya Retirement Moderate Growth Portfolio - Adviser Class	91,557	15,592	75,965	2,315	31,587	(29,272)
Voya Retirement Moderate Portfolio - Adviser Class	38,148	65,732	(27,584)	16,226	35,984	(19,758)
Voya U.S. Stock Index Portfolio - Service Class	51	1,380	(1,329)	6	924	(918)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Investors Trust (continued):						
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class	1,586	12,121	(10,535)	1,754	2,705	(951)
VY® BlackRock Inflation Protected Bond Portfolio - Service Class	10,208	32,249	(22,041)	13,034	34,685	(21,651)
VY® Clarion Global Real Estate Portfolio - Institutional Class	11,888	25,254	(13,366)	135,647	146,454	(10,807)
VY® Clarion Global Real Estate Portfolio - Service Class	195	6,654	(6,459)	2,551	9,609	(7,058)
VY® Clarion Real Estate Portfolio - Service Class	10,046	39,099	(29,053)	186,933	248,635	(61,702)
VY® Franklin Income Portfolio - Service Class	16,141	44,761	(28,620)	29,677	77,917	(48,240)
VY® Invesco Growth and Income Portfolio - Service Class	6,799	16,672	(9,873)	102,940	95,326	7,614
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class	10,656	18,839	(8,183)	9,998	17,931	(7,933)
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class	133,265	127,230	6,035	576,441	502,285	74,156
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class	13,177	11,299	1,878	10,983	25,775	(14,792)
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class	28,750	15,769	12,981	62,908	54,658	8,250
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class	300,017	305,677	(5,660)	1,377,733	1,321,572	56,161
VY® T. Rowe Price Equity Income Portfolio - Service Class	20,336	58,801	(38,465)	194,772	205,895	(11,123)
VY® T. Rowe Price International Stock Portfolio - Service Class	13,491	22,257	(8,766)	114,209	108,373	5,836
VY® Templeton Global Growth Portfolio - Service Class	—	6,726	(6,726)	4,049	6,838	(2,789)
Voya Money Market Portfolio:						
Voya Government Money Market Portfolio - Class I	12,972,328	13,013,431	(41,103)	6,340,517	6,551,819	(211,302)
Voya Government Money Market Portfolio - Class S	28,131	32,787	(4,656)	4,215	3,967	248
Voya Partners, Inc.:						
Voya Global Bond Portfolio - Initial Class	1,379,782	1,547,391	(167,609)	1,215,602	1,275,778	(60,176)
Voya Global Bond Portfolio - Service Class	13,431	13,567	(136)	14,264	14,408	(144)
Voya Solution 2025 Portfolio - Service Class	103,572	86,044	17,528	423,274	386,075	37,199
Voya Solution 2035 Portfolio - Service Class	86,677	109,343	(22,666)	657,609	580,616	76,993
Voya Solution 2045 Portfolio - Service Class	89,170	183,890	(94,720)	536,612	475,196	61,416
Voya Solution Income Portfolio - Service Class	6,490	17,651	(11,161)	205,682	235,066	(29,384)
Voya Solution Moderately Aggressive Portfolio - Service Class	3,201	1,132	2,069	4,478	3,747	731
VY® American Century Small-Mid Cap Value Portfolio - Service Class	20,718	34,535	(13,817)	138,243	142,208	(3,965)
VY® Baron Growth Portfolio - Service Class	35,548	26,906	8,642	165,279	160,190	5,089
VY® Columbia Contrarian Core Portfolio - Service Class	3,201	12,524	(9,323)	59,430	61,962	(2,532)
VY® Columbia Small Cap Value II Portfolio - Service Class	1,693	6,404	(4,711)	27,032	32,190	(5,158)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Partners, Inc. (continued):						
VY® Invesco Comstock Portfolio - Service Class	4,417	4,245	172	36,345	38,157	(1,812)
VY® Invesco Equity and Income Portfolio - Initial Class	53,801	446,987	(393,186)	416,910	878,204	(461,294)
VY® JPMorgan Mid Cap Value Portfolio - Service Class	11,640	38,229	(26,589)	140,732	147,500	(6,768)
VY® Oppenheimer Global Portfolio - Initial Class	1,761,459	2,054,609	(293,150)	2,362,934	2,649,603	(286,669)
VY® Pioneer High Yield Portfolio - Initial Class	6,415,762	6,494,126	(78,364)	4,397,742	4,501,512	(103,770)
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	50,704	201,516	(150,812)	429,677	618,128	(188,451)
VY® T. Rowe Price Growth Equity Portfolio - Initial Class	1,534,623	1,583,934	(49,311)	2,712,611	2,766,755	(54,144)
VY® Templeton Foreign Equity Portfolio - Initial Class	782,015	926,077	(144,062)	1,138,096	1,204,671	(66,575)
Voya Strategic Allocation Portfolios, Inc.:						
Voya Strategic Allocation Conservative Portfolio - Class I	1,121,095	1,148,002	(26,907)	988,972	1,029,632	(40,660)
Voya Strategic Allocation Growth Portfolio - Class I	1,773,197	1,848,294	(75,097)	1,423,193	1,429,320	(6,127)
Voya Strategic Allocation Moderate Portfolio - Class I	820,260	828,308	(8,048)	1,595,865	1,636,256	(40,391)
Voya Variable Funds:						
Voya Growth and Income Portfolio - Class A	683,329	690,367	(7,038)	946,383	956,218	(9,835)
Voya Growth and Income Portfolio - Class I	6,345,606	7,032,034	(686,428)	9,223,620	9,760,724	(537,104)
Voya Variable Portfolios, Inc.:						
Voya Emerging Markets Index Portfolio - Class I	46,980	15,805	31,175	72,236	36,680	35,556
Voya Euro STOXX 50® Index Portfolio - Class I	637	97	540	54	814	(760)
Voya Global Equity Portfolio - Class I	12,147	42,879	(30,732)	222,163	250,967	(28,804)
Voya Global Equity Portfolio - Class S	394	14,417	(14,023)	2,231	6,501	(4,270)
Voya Index Plus LargeCap Portfolio - Class I	6,750,140	6,714,338	35,802	8,827,205	9,061,779	(234,574)
Voya Index Plus MidCap Portfolio - Class I	13,811	55,883	(42,072)	288,260	306,158	(17,898)
Voya Index Plus SmallCap Portfolio - Class I	13,554	25,618	(12,064)	195,910	212,303	(16,393)
Voya International Index Portfolio - Class I	1,054,006	1,083,087	(29,081)	2,467,970	2,515,115	(47,145)
Voya International Index Portfolio - Class S	—	77	(77)	899	1	898
Voya Russell™ Large Cap Growth Index Portfolio - Class I	382,506	457,984	(75,478)	907,478	1,004,903	(97,425)
Voya Russell™ Large Cap Index Portfolio - Class I	1,526,906	1,559,046	(32,140)	1,845,645	1,907,311	(61,666)
Voya Russell™ Large Cap Value Index Portfolio - Class I	26,472	330,950	(304,478)	99,928	422,320	(322,392)
Voya Russell™ Large Cap Value Index Portfolio - Class S	—	4,590	(4,590)	39	3,123	(3,084)

Year ended December 31

	2018			2017		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Voya Variable Portfolios, Inc. (continued):						
Voya Russell™ Mid Cap Growth Index Portfolio - Class S	2,345	28,414	(26,069)	38,147	37,856	291
Voya Russell™ Mid Cap Index Portfolio - Class I	8,840	18,396	(9,556)	94,004	87,325	6,679
Voya Russell™ Small Cap Index Portfolio - Class I	10,813	10,796	17	74,483	72,871	1,612
Voya Small Company Portfolio - Class I	941,205	1,003,484	(62,279)	1,037,360	1,091,271	(53,911)
Voya U.S. Bond Index Portfolio - Class I	20,075	33,083	(13,008)	135,782	113,358	22,424
Voya Variable Products Trust:						
Voya MidCap Opportunities Portfolio - Class I	2,567,147	2,679,395	(112,248)	18,876,922	18,110,637	766,285
Voya MidCap Opportunities Portfolio - Class S	4,997	13,697	(8,700)	7,181	25,095	(17,914)
Voya SmallCap Opportunities Portfolio - Class I	15,294	16,191	(897)	124,123	118,651	5,472
Voya SmallCap Opportunities Portfolio - Class S	4,899	13,907	(9,008)	8,658	19,313	(10,655)
Wanger Advisors Trust:						
Wanger International	23,562	34,261	(10,699)	180,420	215,000	(34,580)
Wanger Select	7,627	5,892	1,735	104,040	119,391	(15,351)
Wanger USA	27,133	16,464	10,669	58,699	54,421	4,278

8. Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2018, 2017, 2016, 2015, and 2014, follows:

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Invesco V.I. American Franchise Fund - Series I Shares													
2018		13	$18.20	to	$72.28	$738	—	0.10%	to	1.25%	-4.82%	to	-3.72%
2017		11	$19.12	to	$75.07	$647	—	0.10%	to	1.25%	25.71%	to	27.22%
2016		18	$15.21	to	$59.01	$886	—	0.10%	to	1.50%	1.00%	to	2.16%
2015		19	$15.06	to	$57.76	$928	—	0.10%	to	1.25%	3.70%	to	4.90%
2014		19	$14.52	to	$55.06	$906	—	0.10%	to	1.25%	7.08%	to	7.67%
Invesco V.I. Core Equity Fund - Series I Shares													
2018		66	$14.68	to	$20.53	$1,138	0.92%	0.10%	to	1.50%	-10.71%	to	-9.48%
2017		77	$16.44	to	$27.62	$1,461	0.99%	0.10%	to	1.50%	11.46%	to	13.07%
2016		89	$14.75	to	$24.63	$1,489	0.77%	0.10%	to	1.50%	8.62%	to	10.16%
2015		88	$13.58	to	$22.55	$1,370	1.11%	0.10%	to	1.50%	-7.18%	to	-5.88%
2014		101	$14.63	to	$24.16	$1,700	0.85%	0.10%	to	1.50%	6.55%	to	7.76%
Growth Fund - Class 2													
2018		63	$15.52	to	$16.37	$1,022	0.58%	0.10%	to	1.25%	-1.46%	to	-0.37%
2017		44	$15.75	to	$16.43	$713	0.69%	0.10%	to	1.25%	26.71%	to	28.16%
2016		8	$12.43	to	$12.82	$100	0.56%	0.10%	to	1.25%	8.09%	to	9.39%
2015		11	$11.50	to	$11.72	$134	0.89%	0.10%	to	1.25%	5.50%	to	6.74%
2014	06/26/2014	8	$10.90	to	$10.98	$90	(a)	0.10%	to	1.25%		(a)	
Growth-Income Fund - Class 2													
2018		12	$31.84			$395	1.74%	0.10%			-1.88%		
2017		9	$32.45			$295	1.88%	0.10%			22.27%		
2016		3	$26.54			$88	1.20%	0.10%			11.42%		
2015		5	$23.82			$118	1.63%	0.10%			1.36%		
2014		5	$23.50			$128	—	0.10%			—		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
International Fund - Class 2													
2018		9	$19.15			$164	1.63%	0.10%			-13.23%		-3.38%
2017		9	$22.07			$203	1.56%	0.10%			32.00%		11.88%
2016		3	$16.72			$54	1.79%	0.10%			3.47%		7.80%
2015		2	$16.16			$40	2.82%	0.10%			-4.66%		-2.29%
2014		2	$16.95			$31	—	0.10%			—		8.81%
Calvert VP SRI Balanced Portfolio													
2018		72	$17.14	to	$40.06	$1,950	1.96%	0.75%	to	1.40%	-4.01%	to	-3.38%
2017		59	$17.79	to	$41.46	$1,519	1.98%	0.10%	to	1.40%	10.44%	to	11.88%
2016		70	$15.68	to	$37.30	$1,605	2.26%	0.10%	to	1.50%	6.24%	to	7.80%
2015		56	$14.64	to	$34.84	$983	0.09%	0.10%	to	1.50%	-3.65%	to	-2.29%
2014		68	$15.07	to	$35.89	$1,232	1.75%	0.10%	to	1.50%	7.98%	to	8.81%
Federated Fund for U.S. Government Securities II - Primary Shares													
2018		7	$19.76			$145	2.66%	1.40%			-0.95%		
2017		8	$19.95			$156	2.28%	1.40%			0.50%		
2016		9	$19.85			$188	3.51%	1.40%			0.20%		
2015		30	$19.81			$589	2.79%	1.40%			-0.90%		
2014		35	$19.99			$701	2.84%	1.40%			3.15%		
Federated Government Money Fund II - Service Shares													
2018		33	$9.09	to	$12.10	$400	1.13%	1.25%	to	1.40%	-0.25%		
2017		40	$9.09	to	$12.13	$484	—	1.25%	to	1.40%	-1.06%	to	-0.98%
2016		44	$9.18	to	$12.26	$537	—	1.25%	to	1.40%	-1.37%	to	-1.29%
2015		70	$9.30	to	$12.43	$873	—	1.25%	to	1.40%	-1.43%	to	-1.17%
2014		79	$9.41	to	$12.61	$998	—	1.25%	to	1.40%	-1.41%	to	-1.26%
Federated High Income Bond Fund II - Primary Shares													
2018		62	$10.84	to	$35.23	$1,488	7.77%	0.10%	to	1.40%	-4.63%	to	-3.38%
2017		71	$11.25	to	$36.89	$1,806	6.73%	0.10%	to	1.50%	5.44%	to	6.77%
2016		65	$10.74	to	$34.93	$1,822	7.69%	0.10%	to	1.40%	13.22%	to	14.02%
2015		108	$9.44	to	$30.81	$3,031	6.03%	0.70%	to	1.50%	-3.97%	to	-3.76%
2014		120	$9.83	to	$32.02	$3,632	6.08%	1.25%	to	1.50%	1.27%	to	1.39%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Federated Kaufmann Fund II - Primary Shares												
2018	40			$25.06	$1,012	—			1.40%			2.37%
2017	46			$24.48	$1,118	—			1.40%			26.58%
2016	58			$19.34	$1,119	—			1.40%			2.22%
2015	67			$18.92	$1,260	—			1.40%			4.88%
2014	96			$18.04	$1,734	—			1.40%			8.15%
Federated Managed Volatility Fund II - Primary Shares												
2018	96	$26.89	to	$27.86	$2,580	1.98%	1.25%	to	1.40%	-9.80%	to	-9.63%
2017	53	$29.81	to	$30.83	$1,566	4.04%	1.25%	to	1.40%	16.49%	to	16.65%
2016	71	$25.59	to	$26.43	$1,816	4.80%	1.25%	to	1.40%	6.18%	to	6.32%
2015	86	$24.10	to	$24.86	$2,066	4.54%	1.25%	to	1.40%	-8.85%	to	-8.70%
2014	99	$26.44	to	$27.23	$2,607	3.29%	1.25%	to	1.40%	2.44%	to	2.60%
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2018	307	$18.62	to	$43.22	$8,248	2.30%	0.10%	to	1.50%	-9.65%	to	-8.41%
2017	317	$20.44	to	$47.49	$9,804	1.69%	0.10%	to	1.50%	11.20%	to	12.81%
2016	360	$18.23	to	$42.38	$10,017	2.06%	0.10%	to	1.50%	16.25%	to	17.92%
2015	468	$15.56	to	$36.18	$11,270	1.27%	0.10%	to	1.50%	-5.39%	to	-4.11%
2014	2,027	$16.31	to	$40.39	$53,810	2.71%	0.10%	to	1.75%	6.78%	to	8.35%
Fidelity® VIP Growth Portfolio - Initial Class												
2018	458	$23.69	to	$49.65	$14,516	0.27%	0.10%	to	1.50%	-1.66%	to	-0.28%
2017	433	$23.90	to	$50.11	$14,072	0.22%	0.10%	to	1.50%	33.15%	to	35.05%
2016	432	$17.81	to	$37.36	$10,441	0.04%	0.10%	to	1.50%	-0.71%	to	0.70%
2015	509	$17.79	to	$37.34	$12,603	0.25%	0.10%	to	1.50%	5.60%	to	7.04%
2014	595	$16.72	to	$35.11	$13,536	0.20%	0.10%	to	1.50%	9.65%	to	10.93%
Fidelity® VIP High Income Portfolio - Initial Class												
2018	8	$16.68	to	$20.16	$137	5.42%	0.80%	to	1.25%	-4.47%	to	-4.05%
2017	9	$17.46	to	$21.01	$158	5.24%	0.80%	to	1.25%	5.56%	to	6.06%
2016	9	$16.54	to	$19.81	$165	5.17%	0.80%	to	1.25%	13.21%	to	13.72%
2015	11	$14.61	to	$17.42	$163	6.84%	0.80%	to	1.25%	-4.82%	to	-4.39%
2014	12	$15.35	to	$18.22	$188	5.49%	0.80%	to	1.25%	-0.13%	to	0.33%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2018	173	$11.52	to	$24.69	$2,774	1.64%	0.10%	to	1.50%	-16.09%	to	-14.91%
2017	175	$13.62	to	$29.20	$3,436	1.57%	0.10%	to	1.50%	28.34%	to	30.19%
2016	162	$10.53	to	$22.58	$2,353	1.29%	0.10%	to	1.50%	-6.47%	to	-5.20%
2015	204	$11.17	to	$23.97	$3,092	1.30%	0.10%	to	1.50%	2.07%	to	3.53%
2014	230	$10.85	to	$23.30	$3,390	1.29%	0.10%	to	1.50%	-9.42%	to	-8.40%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2018	903	$21.15	to	$68.57	$30,036	0.73%	0.10%	to	1.50%	-7.78%	to	-6.49%
2017	986	$22.75	to	$73.79	$36,495	1.00%	0.10%	to	1.50%	20.07%	to	21.73%
2016	1,041	$18.80	to	$61.00	$32,434	0.72%	0.10%	to	1.50%	6.41%	to	7.93%
2015	1,293	$17.53	to	$56.91	$38,170	1.03%	0.10%	to	1.50%	-0.83%	to	0.55%
2014	1,459	$17.53	to	$56.95	$42,294	0.91%	0.10%	to	1.50%	10.28%	to	11.54%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2018	340	$42.89	to	$49.96	$16,670	1.90%	1.25%	to	1.40%	-5.84%	to	-5.69%
2017	384	$45.48	to	$53.06	$20,011	1.77%	1.25%	to	1.40%	20.02%	to	20.19%
2016	425	$37.84	to	$44.21	$18,448	1.37%	1.25%	to	1.40%	10.30%	to	10.48%
2015	496	$34.25	to	$40.08	$19,508	1.98%	1.25%	to	1.40%	-0.10%	to	0.06%
2014	534	$34.23	to	$40.12	$21,031	1.53%	1.25%	to	1.40%	12.00%	to	12.16%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2018	16	$23.27			$375	2.29%	1.40%			-1.94%		
2017	17	$23.73			$410	2.33%	1.40%			2.77%		
2016	19	$23.09			$446	2.27%	1.40%			3.26%		
2015	22	$22.36			$491	2.53%	1.40%			-1.97%		
2014	24	$22.81			$536	2.15%	1.40%			4.35%		
Franklin Small Cap Value VIP Fund - Class 2												
2018	70	$19.72	to	$33.68	$1,781	0.93%	0.10%	to	1.50%	-14.17%	to	-12.95%
2017	69	$22.80	to	$38.96	$2,097	0.48%	0.10%	to	1.50%	8.99%	to	10.53%
2016	96	$20.75	to	$35.47	$2,745	0.81%	0.10%	to	1.50%	28.26%	to	30.05%
2015	107	$16.05	to	$27.45	$2,294	0.60%	0.10%	to	1.50%	-8.78%	to	-7.46%
2014	125	$17.45	to	$29.86	$2,999	0.59%	0.10%	to	1.50%	-0.92%	to	-0.11%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Janus Henderson Balanced Portfolio - Institutional Shares												
2018	—			$21.58	$10	—	1.00%	to	1.50%			-0.32%
2017	—			$21.65	$10	1.62%	1.00%	to	1.50%			17.22%
2016	—			$18.47	$9	2.19%	1.00%	to	1.50%			3.59%
2015	—			$17.83	$8	—	1.00%	to	1.50%			-0.39%
2014	—			$17.90	$8	—	1.00%	to	1.50%			7.44%
Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC												
2018	58	$17.35	to	$21.99	$1,115	0.63%	0.10%	to	1.50%	-16.31%	to	-15.13%
2017	74	$20.57	to	$26.08	$1,720	0.60%	0.10%	to	1.50%	5.25%	to	6.73%
2016	79	$19.39	to	$24.59	$1,735	0.47%	0.10%	to	1.50%	14.66%	to	16.28%
2015	92	$16.77	to	$24.42	$1,746	0.58%	0.10%	to	1.50%	-5.21%	to	-3.87%
2014	103	$17.55	to	$25.62	$2,038	0.44%	0.10%	to	1.50%	9.87%	to	11.11%
Oppenheimer Main Street Fund®/VA												
2018	11	$18.77	to	$23.11	$224	1.12%	0.80%	to	1.25%	-9.06%	to	-8.62%
2017	14	$20.64	to	$25.29	$313	1.27%	0.80%	to	1.25%	15.44%	to	15.96%
2016	16	$17.88	to	$21.81	$302	1.11%	0.80%	to	1.25%	10.23%	to	10.71%
2015	18	$16.22	to	$19.70	$314	0.92%	0.80%	to	1.25%	2.01%	to	2.55%
2014	20	$15.90	to	$19.21	$338	0.89%	0.80%	to	1.25%	9.35%	to	9.77%
Oppenheimer Main Street Small Cap Fund®/VA												
2018	23	$22.42	to	$26.43	$552	0.39%	0.10%	to	1.25%	-11.45%	to	-10.41%
2017	35	$25.18	to	$29.69	$993	0.89%	0.10%	to	1.25%	12.74%	to	14.05%
2016	40	$22.21	to	$26.21	$996	0.43%	0.10%	to	1.25%	16.60%	to	17.92%
2015	65	$18.95	to	$22.37	$1,352	0.92%	0.10%	to	1.25%	-7.06%	to	-5.99%
2014	55	$20.28	to	$23.95	$1,251	0.79%	0.10%	to	1.50%	10.25%	to	11.18%
Oppenheimer Discovery Mid Cap Growth Fund/VA												
2018	5	$18.32	to	$23.98	$109	—	0.80%	to	1.25%	-7.24%	to	-6.84%
2017	8	$19.75	to	$25.74	$179	0.04%	0.80%	to	1.25%	27.17%	to	27.74%
2016	7	$15.53	to	$20.15	$115	—	0.80%	to	1.25%	1.04%	to	1.51%
2015	7	$15.37	to	$19.85	$114	—	0.80%	to	1.25%	5.27%	to	5.75%
2014	12	$14.60	to	$18.77	$193	—	0.80%	to	1.25%	4.51%	to	4.98%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Oppenheimer Global Fund/VA												
2018	—		$19.18		$5	—		1.00%		-14.03%		
2017	—		$22.31		$6	0.94%		1.00%		35.29%		
2016	—		$16.49		$5	1.00%		1.00%		-0.90%		
2015	—		$16.64		$5	—		1.00%		2.91%		
2014	1		$16.17		$23	—		1.00%		1.25%		
PIMCO Real Return Portfolio - Administrative Class												
2018	129	$12.62	to	$15.54	$1,798	2.50%	0.10%	to	1.25%	-3.41%	to	-2.32%
2017	147	$12.99	to	$16.01	$2,115	2.41%	0.10%	to	1.25%	2.33%	to	3.52%
2016	168	$12.62	to	$15.56	$2,374	2.29%	0.10%	to	1.25%	3.91%	to	5.12%
2015	183	$12.08	to	$14.91	$2482	3.90%	0.10%	to	1.50%	-4.14%	to	-2.83%
2014	211	$12.51	to	$15.44	$3,002	1.49%	0.10%	to	1.50%	1.57%	to	2.37%
Pioneer High Yield VCT Portfolio - Class I												
2018	41	$17.27	to	$20.06	$752	4.78%	0.10%	to	1.50%	-4.72%	to	-3.40%
2017	41	$17.99	to	$20.90	$795	4.86%	0.10%	to	1.50%	5.60%	to	7.11%
2016	33	$16.89	to	$19.63	$581	5.13%	0.10%	to	1.50%	12.48%	to	14.12%
2015	37	$14.89	to	$17.32	$584	4.72%	0.10%	to	1.50%	-5.37%	to	-4.05%
2014	69	$15.61	to	$18.16	$1,154	5.26%	0.10%	to	1.50%	-1.41%	to	-0.57%
Voya Balanced Portfolio - Class I												
2018	1,344	$13.19	to	$56.14	$45,130	2.25%	0.10%	to	2.25%	-8.91%	to	-6.93%
2017	1,561	$14.48	to	$60.83	$56,439	2.61%	0.10%	to	2.25%	12.16%	to	14.64%
2016	1,712	$12.91	to	$53.52	$54,205	1.78%	0.10%	to	2.25%	5.47%	to	7.68%
2015	2,066	$12.24	to	$50.11	$58,918	1.99%	0.10%	to	2.25%	-4.08%	to	-1.92%
2014	2,364	$12.76	to	$51.54	$68,867	1.64%	0.10%	to	2.25%	3.82%	to	5.46%
Voya Intermediate Bond Portfolio - Class I												
2018	3,025	$9.86	to	$113.81	$68,299	3.58%	0.10%	to	2.25%	-2.74%	to	-0.63%
2017	3,660	$9.97	to	$115.70	$83,897	3.37%	0.10%	to	2.25%	2.69%	to	4.96%
2016	4,164	$14.31	to	$111.36	$91,044	2.32%	0.10%	to	2.25%	1.98%	to	4.20%
2015	4,656	$13.81	to	$107.92	$98,386	3.45%	0.10%	to	2.25%	-1.63%	to	0.48%
2014	4,837	$13.83	to	$108.47	$103,349	3.22%	0.10%	to	2.25%	4.32%	to	6.30%

Fund	Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
Voya Global Perspectives® Portfolio - Class A										
2018		8	$10.73	to $10.97	$83	3.13%	0.95%	to 1.40%	-8.84%	to -8.43%
2017		15	$11.77	to $11.98	$173	1.90%	0.95%	to 1.40%	13.06%	to 13.55%
2016		37	$10.41	to $10.55	$385	3.35%	0.95%	to 1.40%	4.94%	to 5.50%
2015		14	$9.92	to $10.00	$143	2.46%	0.95%	to 1.40%	-4.98%	to -4.58%
2014	2/28/2014	17	$10.44	to $10.48	$182	(a)	0.95%	to 1.40%	(a)	
Voya Global Perspectives® Portfolio - Class I										
2018		29	$10.63	to $11.21	$330	3.15%	0.10%	to 1.25%	-7.36%	
2017		30	$11.79	to $12.10	$368	0.98%	0.10%	to 0.80%	14.02%	to 14.91%
2016		7	$10.21	to $10.53	$76	2.84%	0.10%	to 1.25%	6.69%	
2015		4		$9.87	$42	2.11%		0.10%	-3.42%	
2014	7/29/2014	5	$10.13	to $10.22	$53	(a)	0.10%	to 1.50%	(a)	
Voya High Yield Portfolio - Service Class										
2018		169	$18.70	to $20.76	$3,274	5.23%	0.10%	to 1.40%	-4.56%	to -3.33%
2017		212	$19.46	to $21.61	$4,333	6.60%	0.10%	to 1.40%	4.72%	to 6.10%
2016		191	$18.45	to $20.50	$3,679	6.41%	0.10%	to 1.40%	12.99%	to 14.50%
2015		201	$16.21	to $18.03	$3,420	5.41%	0.10%	to 1.40%	-3.38%	to -2.13%
2014		250	$16.66	to $18.53	$4,416	6.35%	0.10%	to 1.40%	-0.23%	to 0.48%
Voya Large Cap Growth Portfolio - Institutional Class										
2018		3,553	$22.96	to $35.99	$111,177	0.66%	0.10%	to 1.90%	-3.37%	to -1.56%
2017		3,945	$23.66	to $36.89	$127,168	0.64%	0.10%	to 1.90%	27.27%	to 29.61%
2016		4,413	$18.51	to $28.70	$110,998	0.55%	0.10%	to 1.90%	1.99%	to 3.85%
2015		5,191	$18.07	to $27.87	$127,018	0.56%	0.10%	to 1.90%	4.36%	to 6.27%
2014		5,880	$17.24	to $26.45	$137,277	0.43%	0.10%	to 1.90%	11.48%	to 13.20%
Voya Large Cap Value Portfolio - Institutional Class										
2018		377	$14.09	to $20.14	$6,277	2.01%	0.10%	to 1.50%	-9.16%	to -7.91%
2017		432	$15.51	to $21.87	$7,848	2.39%	0.10%	to 1.50%	11.82%	to 13.43%
2016		495	$13.87	to $19.28	$7,923	2.29%	0.10%	to 1.50%	12.22%	to 13.75%
2015		575	$12.36	to $16.95	$8,185	1.74%	0.10%	to 1.50%	-5.86%	to -4.56%
2014		709	$13.13	to $17.76	$10,688	2.16%	0.10%	to 1.50%	8.42%	to 9.69%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Large Cap Value Portfolio - Service Class												
2018	112	$16.84	to	$17.46	$1,922	1.83%	0.95%	to	1.40%	-9.32%	to	-8.87%
2017	118	$18.57	to	$19.16	$2,230	2.03%	0.95%	to	1.40%	11.67%	to	12.11%
2016	152	$16.63	to	$17.09	$2,561	2.08%	0.95%	to	1.40%	11.99%	to	12.51%
2015	174	$14.59	to	$15.19	$2,617	2.14%	0.95%	to	1.75%	-6.35%	to	-5.53%
2014	88	$15.80	to	$16.08	$1,401	1.60%	0.95%	to	1.40%	8.22%	to	8.65%
Voya Retirement Conservative Portfolio - Adviser Class												
2018	199	$11.77	to	$12.24	$2,383	1.83%	0.95%	to	1.45%	-4.15%	to	-3.62%
2017	211	$12.28	to	$12.70	$2,634	1.33%	0.95%	to	1.45%	6.21%	to	6.72%
2016	228	$11.56	to	$11.90	$2,671	1.46%	0.95%	to	1.45%	3.12%	to	3.66%
2015	224	$11.21	to	$11.48	$2,542	1.55%	0.95%	to	1.45%	-2.26%	to	-1.71%
2014	258	$11.49	to	$11.68	$2,993	2.87%	0.95%	to	1.40%	4.45%	to	4.85%
Voya Retirement Growth Portfolio - Adviser Class												
2018	177	$13.35	to	$15.21	$2,603	1.68%	0.95%	to	1.40%	-8.82%	to	-8.37%
2017	216	$14.63	to	$16.60	$3,476	1.56%	0.95%	to	1.40%	15.02%	to	15.60%
2016	291	$12.72	to	$14.36	$4,078	2.18%	0.95%	to	1.40%	5.82%	to	6.29%
2015	309	$12.02	to	$13.51	$4,082	1.73%	0.95%	to	1.40%	-3.46%	to	-2.95%
2014	329	$12.44	to	$13.92	$4,491	1.51%	0.95%	to	1.40%	3.84%	to	4.27%
Voya Retirement Moderate Growth Portfolio - Adviser Class												
2018	284	$13.09	to	$15.13	$4,062	2.02%	0.95%	to	1.45%	-7.67%	to	-7.23%
2017	208	$14.17	to	$16.31	$3,250	1.84%	0.95%	to	1.45%	12.84%	to	13.50%
2016	237	$12.55	to	$14.37	$3,289	2.13%	0.95%	to	1.45%	5.30%	to	5.82%
2015	245	$11.91	to	$13.58	$3,257	1.56%	0.95%	to	1.45%	-3.02%	to	-2.58%
2014	269	$12.28	to	$13.94	$3,679	1.65%	0.95%	to	1.40%	4.21%	to	4.73%
Voya Retirement Moderate Portfolio - Adviser Class												
2018	236	$12.34	to	$14.30	$3,270	1.92%	0.95%	to	1.40%	-6.42%	to	-5.98%
2017	264	$13.18	to	$15.21	$3,924	1.66%	0.95%	to	1.40%	10.23%	to	10.78%
2016	283	$11.95	to	$13.73	$3,805	1.93%	0.95%	to	1.40%	4.24%	to	4.81%
2015	341	$11.46	to	$13.10	$4,363	0.85%	0.95%	to	1.40%	-2.96%	to	-2.53%
2014	398	$11.81	to	$13.44	$5,251	2.90%	0.95%	to	1.40%	3.72%	to	4.27%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya U.S. Stock Index Portfolio - Service Class						
2018	1	$24.90	$31	2.02%	0.75%	-5.54%
2017	3	$26.36	$68	1.38%	0.75%	20.31%
2016	4	$21.91	$77	1.67%	0.75%	10.49%
2015	4	$19.83	$86	1.16%	0.75%	0.15%
2014	4	$19.80	$87	1.18%	0.75%	12.24%
VY® BlackRock Inflation Protected Bond Portfolio - Institutional Class						
2018	12	$11.52	$141	2.93%	0.75%	-2.46%
2017	23	$11.81	$269	1.58%	0.75%	1.90%
2016	24	$11.59	$275	—	0.75%	3.21%
2015	28	$11.23	$315	1.25%	0.75%	-3.11%
2014	28	$11.59	$325	1.54%	0.75%	2.02%
VY® BlackRock Inflation Protected Bond Portfolio - Service Class						
2018	153	$9.74 to $10.09	$1,511	2.00%	0.95% to 1.40%	-3.47% to -2.98%
2017	175	$10.09 to $10.40	$1,785	1.23%	0.95% to 1.40%	1.00% to 1.46%
2016	197	$9.99 to $10.25	$1,983	—	0.95% to 1.40%	2.25% to 2.71%
2015	190	$9.77 to $9.98	$1,874	1.28%	0.95% to 1.40%	-4.03% to -3.57%
2014	214	$10.18 to $10.35	$2,195	1.28%	0.95% to 1.40%	1.09% to 1.57%
VY® Clarion Global Real Estate Portfolio - Institutional Class						
2018	105	$13.15 to $14.89	$1,469	5.18%	0.10% to 1.25%	-9.62% to -8.59%
2017	118	$14.55 to $16.29	$1,816	3.72%	0.10% to 1.25%	9.40% to 10.67%
2016	129	$13.30 to $14.72	$1,795	1.36%	0.10% to 1.25%	-0.37% to 0.82%
2015	139	$13.35 to $14.60	$1,926	3.00%	0.10% to 1.25%	-2.63% to -1.55%
2014	156	$13.71 to $14.83	$2,211	1.34%	0.10% to 1.25%	12.65% to 13.32%
VY® Clarion Global Real Estate Portfolio - Service Class						
2018	37	$13.58 to $14.39	$510	4.92%	0.95% to 1.40%	-10.07% to -9.61%
2017	43	$15.10 to $15.92	$668	3.32%	0.95% to 1.40%	8.95% to 9.42%
2016	50	$13.86 to $14.55	$714	1.17%	0.95% to 1.40%	-0.79% to -0.34%
2015	54	$13.97 to $14.60	$774	3.06%	0.95% to 1.40%	-3.05% to -2.60%
2014	67	$14.41 to $14.99	$988	1.13%	0.95% to 1.40%	12.31% to 12.79%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Clarion Real Estate Portfolio - Service Class												
2018	135	$16.27	to	$19.50	$2,522	2.47%	0.10%	to	1.25%	-8.80%	to	-7.76%
2017	164	$17.84	to	$21.14	$3,308	1.96%	0.10%	to	1.25%	3.84%	to	5.07%
2016	226	$17.18	to	$20.12	$4,327	1.49%	0.10%	to	1.25%	2.94%	to	4.14%
2015	225	$16.29	to	$19.32	$4,168	1.24%	0.10%	to	1.50%	1.43%	to	2.82%
2014	255	$16.06	to	$18.79	$4,564	1.16%	0.10%	to	1.50%	28.20%	to	28.98%
VY® Franklin Income Portfolio - Service Class												
2018	265	$13.27	to	$16.69	$4,134	5.25%	0.95%	to	1.40%	-6.36%	to	-5.97%
2017	294	$14.17	to	$17.75	$4,851	4.49%	0.95%	to	1.40%	8.79%	to	9.30%
2016	342	$13.02	to	$16.24	$5,178	6.48%	0.95%	to	1.40%	14.01%	to	14.61%
2015	381	$11.42	to	$14.17	$5,050	4.70%	0.95%	to	1.40%	-7.69%	to	-7.26%
2014	432	$12.37	to	$15.28	$6,191	3.74%	0.95%	to	1.75%	3.19%	to	4.02%
VY® Invesco Growth and Income Portfolio - Service Class												
2018	52	$19.16	to	$21.40	$1,032	1.37%	0.10%	to	1.25%	-14.65%	to	-13.68%
2017	62	$22.32	to	$24.95	$1,449	2.25%	0.10%	to	1.25%	12.44%	to	13.80%
2016	54	$19.74	to	$22.07	$1,125	1.92%	0.10%	to	1.50%	18.18%	to	19.80%
2015	56	$16.58	to	$18.54	$978	3.27%	0.10%	to	1.50%	-4.41%	to	-3.06%
2014	58	$17.20	to	$19.24	$1,041	1.23%	0.10%	to	1.50%	8.48%	to	9.35%
VY® JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2018	75	$18.71	to	$19.08	$1,413	0.90%	1.25%	to	1.40%	-17.76%	to	-17.65%
2017	84	$22.75	to	$23.17	$1,904	0.70%	1.25%	to	1.40%	41.39%	to	41.54%
2016	91	$16.09	to	$16.36	$1,475	1.57%	1.25%	to	1.40%	11.66%	to	11.83%
2015	110	$14.41	to	$14.63	$1,593	1.52%	1.25%	to	1.40%	-16.75%	to	-16.64%
2014	136	$17.31	to	$17.55	$2,362	0.90%	1.25%	to	1.40%	-0.29%	to	-0.11%
VY® JPMorgan Emerging Markets Equity Portfolio - Service Class												
2018	575	$11.85	to	$24.19	$8,168	0.62%	0.10%	to	1.40%	-17.93%	to	-16.85%
2017	569	$14.34	to	$29.28	$10,098	0.45%	0.10%	to	1.50%	40.90%	to	42.79%
2016	495	$10.10	to	$20.63	$6,373	1.15%	0.10%	to	1.50%	11.24%	to	12.90%
2015	532	$9.00	to	$18.40	$6,190	1.23%	0.10%	to	1.50%	-17.04%	to	-15.91%
2014	563	$10.77	to	$22.02	$7,745	1.04%	0.10%	to	1.50%	-0.58%	to	0.28%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® JPMorgan Small Cap Core Equity Portfolio - Institutional Class						
2018	97	$17.74 to $28.87	$2,395	0.67%	0.95% to 1.40%	-11.61% to -11.20%
2017	95	$20.07 to $32.51	$2,657	0.68%	0.95% to 1.40%	14.23% to 14.75%
2016	110	$17.56 to $28.33	$2,720	0.70%	0.95% to 1.40%	20.19% to 20.76%
2015	141	$14.61 to $23.46	$2,711	0.51%	0.95% to 1.40%	-4.82% to -4.36%
2014	150	$15.35 to $24.53	$3,194	0.57%	0.95% to 1.40%	7.07% to 7.59%
VY® JPMorgan Small Cap Core Equity Portfolio - Service Class						
2018	65	$23.66 to $28.44	$1,741	0.37%	0.10% to 1.50%	-11.64% to -10.59%
2017	52	$26.63 to $32.03	$1,540	0.43%	0.10% to 1.25%	14.12% to 15.40%
2016	44	$23.20 to $27.93	$1,130	0.46%	0.10% to 1.25%	20.05% to 21.49%
2015	47	$19.22 to $23.14	$998	0.19%	0.10% to 1.50%	-5.11% to -3.76%
2014	48	$20.09 to $24.21	$1,091	0.33%	0.10% to 1.50%	7.01% to 7.61%
VY® T. Rowe Price Capital Appreciation Portfolio - Service Class						
2018	1,677	$17.91 to $27.85	$39,274	2.22%	0.10% to 1.50%	-1.02% to 0.45%
2017	1,683	$18.08 to $27.92	$39,208	1.25%	0.10% to 1.50%	13.40% to 14.97%
2016	1,626	$15.94 to $24.44	$33,131	1.39%	0.10% to 1.50%	6.47% to 7.90%
2015	1,516	$14.97 to $22.79	$29,174	1.33%	0.10% to 1.50%	3.65% to 5.14%
2014	1,428	$14.43 to $21.82	$26,434	1.35%	0.10% to 1.50%	10.49% to 11.35%
VY® T. Rowe Price Equity Income Portfolio - Service Class						
2018	224	$16.75 to $27.89	$4,653	2.06%	0.10% to 1.40%	-10.62% to -9.40%
2017	263	$18.74 to $30.99	$6,132	2.07%	0.10% to 1.40%	14.62% to 16.09%
2016	274	$16.35 to $26.86	$5,532	2.19%	0.10% to 1.50%	17.01% to 18.66%
2015	295	$13.96 to $22.79	$5,095	2.04%	0.10% to 1.50%	-8.28% to -6.97%
2014	319	$15.21 to $24.66	$5,965	1.78%	0.10% to 1.50%	5.86% to 6.68%
VY® T. Rowe Price International Stock Portfolio - Service Class						
2018	161	$11.22 to $17.45	$2,173	1.76%	0.10% to 1.40%	-15.35% to -14.26%
2017	169	$13.25 to $20.47	$2,702	1.17%	0.10% to 1.40%	26.07% to 27.77%
2016	164	$10.51 to $16.13	$2,111	1.39%	0.10% to 1.40%	0.47% to 1.82%
2015	181	$10.46 to $15.95	$2,301	0.98%	0.10% to 1.40%	-2.37% to -1.08%
2014	199	$10.64 to $16.22	$2,586	1.12%	0.10% to 1.45%	-2.57% to -1.85%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)		Total Return[D] (lowest to highest)	
VY® Templeton Global Growth Portfolio - Service Class										
2018		19	$12.50	to $13.25	$242	2.85%	0.95%	to 1.40%	-15.60%	to -15.17%
2017		26	$14.81	to $15.62	$390	1.52%	0.95%	to 1.40%	16.61%	to 17.09%
2016		28	$12.70	to $13.34	$371	3.55%	0.95%	to 1.40%	9.29%	to 9.88%
2015		29	$11.62	to $12.14	$348	2.99%	0.95%	to 1.40%	-8.86%	to -8.45%
2014		35	$12.75	to $13.26	$456	1.38%	0.95%	to 1.40%	-4.14%	to -3.70%
Voya Government Money Market Portfolio - Class I										
2018		2,693	$9.28	to $15.70	$33,178	1.47%	0.10%	to 1.90%	-0.43%	to 1.47%
2017		2,734	$9.32	to $15.57	$33,570	0.57%	0.10%	to 1.90%	-1.27%	to 0.49%
2016		2,945	$9.44	to $15.59	$36,520	0.08%	0.10%	to 1.90%	-1.77%	to 0.10%
2015		3,275	$9.61	to $15.68	$41,143	—	0.10%	to 1.90%	-1.84%	to -0.10%
2014		3,740	$9.71	to $15.80	$47,372	—	0.10%	to 1.90%	-1.90%	to -0.40%
Voya Global Bond Portfolio - Initial Class										
2018		1,012	$12.42	to $15.15	$14,329	3.68%	0.10%	to 2.25%	-4.17%	to -2.13%
2017		1,179	$12.96	to $15.59	$17,251	2.53%	0.10%	to 2.25%	7.20%	to 9.56%
2016		1,239	$12.09	to $14.32	$16,720	1.77%	0.10%	to 2.25%	3.96%	to 6.19%
2015		1,370	$11.53	to $13.58	$17,581	—	0.10%	to 2.25%	-6.44%	to -4.42%
2014		1,659	$12.13	to $14.31	$22,507	0.82%	0.10%	to 2.25%		-1.82%
Voya Global Bond Portfolio - Service Class										
2018		2		$13.69	$21	4.55%		1.25%		-3.39%
2017		2		$14.17	$23	2.33%		1.25%		7.92%
2016		2		$13.13	$23	0.84%		1.25%		4.70%
2015		5		$12.54	$66	—		1.25%		-5.64%
2014		6		$13.29	$79	—		1.25%		-1.12%
Voya Solution 2025 Portfolio - Service Class										
2018		350	$15.39	to $17.18	$5,522	2.14%	0.10%	to 1.50%	-7.13%	to -6.05%
2017		332	$16.44	to $18.37	$5,600	1.86%	0.35%	to 1.50%	13.61%	to 14.83%
2016		295	$14.36	to $16.05	$4,353	2.02%	0.35%	to 1.50%	4.26%	to 5.55%
2015		270	$13.65	to $15.27	$3,800	3.40%	0.10%	to 1.50%	-1.54%	to -0.43%
2014		276	$13.76	to $15.40	$3,909	2.12%	0.35%	to 1.50%	3.99%	to 5.22%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Solution 2035 Portfolio - Service Class							
2018		529	$15.95 to $18.12	$8,563	1.83%	0.10% to 1.25%	-9.47% to -8.47%
2017		552	$17.53 to $19.92	$9,953	1.59%	0.10% to 1.25%	17.92% to 19.32%
2016		475	$14.78 to $16.80	$7,192	1.97%	0.10% to 1.25%	4.97% to 6.11%
2015		490	$14.01 to $15.93	$7,035	3.12%	0.10% to 1.25%	-1.76% to -0.54%
2014		476	$14.18 to $15.37	$6,894	2.01%	0.10% to 1.25%	4.34% to 5.29%
Voya Solution 2045 Portfolio - Service Class							
2018		329	$15.94 to $18.48	$5,312	1.40%	0.10% to 1.25%	-11.35% to -10.35%
2017		424	$17.89 to $20.74	$7,803	1.13%	0.10% to 1.25%	19.74% to 21.13%
2016		362	$14.86 to $17.23	$5,515	1.67%	0.10% to 1.50%	4.85% to 6.29%
2015		284	$14.06 to $16.32	$4,076	3.07%	0.10% to 1.50%	-2.46% to -1.07%
2014		225	$14.30 to $16.60	$3,274	1.70%	0.10% to 1.50%	4.54% to 5.38%
Voya Solution Income Portfolio - Service Class							
2018		153	$14.14 to $15.66	$2,294	2.35%	0.10% to 1.50%	-4.46% to -3.16%
2017		164	$14.80 to $16.28	$2,563	2.23%	0.10% to 1.50%	7.64% to 9.24%
2016		194	$13.72 to $15.00	$2,784	1.13%	0.10% to 1.50%	2.92% to 4.32%
2015		228	$13.22 to $14.47	$3,158	1.50%	0.10% to 1.50%	to -1.40%
2014		76	$13.30 to $14.56	$1,099	2.52%	0.10% to 1.25%	4.44% to 4.97%
Voya Solution Moderately Aggressive Portfolio - Service Class							
2018		19	$10.45 to $10.61	$198	2.03%	0.95% to 1.40%	-10.38% to -10.01%
2017		17	$11.66 to $11.79	$196	1.34%	0.95% to 1.40%	16.48% to 16.96%
2016		16	$10.01 to $10.08	$161	1.33%	0.95% to 1.40%	4.71% to 5.22%
2015	08/14/2015	20	$9.56 to $9.58	$189	(b)	0.95% to 1.40%	(b)
2014		(b)	(b)	(b)	(b)	(b)	(b)
VY® American Century Small-Mid Cap Value Portfolio - Service Class							
2018		94	$23.48 to $37.27	$2,472	1.13%	0.10% to 1.25%	-15.39% to -14.41%
2017		108	$27.60 to $43.93	$3,358	1.03%	0.10% to 1.25%	9.74% to 11.00%
2016		112	$25.01 to $39.91	$3,148	1.20%	0.10% to 1.50%	22.22% to 23.95%
2015		127	$20.31 to $32.48	$2,823	1.60%	0.10% to 1.25%	-2.93% to -1.84%
2014		138	$20.81 to $33.37	$3,190	1.21%	0.10% to 1.50%	10.79% to 12.08%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
VY® Baron Growth Portfolio - Service Class						
2018	199	$18.15 to $41.76	$5,038	—	0.10% to 1.50%	-3.36% to -2.00%
2017	191	$18.76 to $42.97	$4,927	0.81%	0.10% to 1.50%	26.29% to 28.10%
2016	185	$14.84 to $33.84	$3,799	—	0.10% to 1.50%	3.77% to 5.24%
2015	245	$14.29 to $32.43	$4,849	0.23%	0.10% to 1.50%	-6.43% to -5.12%
2014	293	$15.26 to $34.48	$6,303	0.07%	0.10% to 1.50%	2.77% to 3.59%
VY® Columbia Contrarian Core Portfolio - Service Class						
2018	76	$17.34 to $23.08	$1,498	0.95%	0.10% to 1.50%	-10.33% to -9.06%
2017	85	$19.33 to $25.55	$1,867	0.87%	0.10% to 1.50%	19.78% to 21.44%
2016	88	$16.12 to $21.17	$1,564	3.37%	0.10% to 1.50%	6.75% to 8.29%
2015	135	$15.08 to $19.68	$2,297	0.88%	0.10% to 1.50%	1.46% to 2.92%
2014	150	$14.85 to $22.46	$2,473	0.79%	0.10% to 1.50%	11.13% to 12.03%
VY® Columbia Small Cap Value II Portfolio - Service Class						
2018	20	$16.00 to $19.87	$357	0.22%	0.10% to 1.40%	-18.91% to -17.82%
2017	25	$19.73 to $24.18	$533	0.31%	0.10% to 1.40%	9.37% to 10.82%
2016	30	$17.87 to $21.82	$573	0.19%	0.10% to 1.50%	21.90% to 23.56%
2015	48	$14.66 to $17.66	$744	0.28%	0.10% to 1.50%	-4.43% to -3.02%
2014	42	$15.46 to $18.21	$683	0.15%	0.10% to 1.40%	2.86% to 3.63%
VY® Invesco Comstock Portfolio - Service Class						
2018	33	$19.97 to $24.08	$694	1.47%	0.10% to 1.50%	-13.72% to -12.49%
2017	33	$22.96 to $27.70	$798	1.12%	0.10% to 1.50%	15.96% to 17.57%
2016	34	$19.64 to $23.72	$724	1.94%	0.10% to 1.50%	16.00% to 17.68%
2015	60	$16.79 to $22.86	$1,087	2.12%	0.10% to 1.50%	-7.34% to -6.07%
2014	75	$17.99 to $24.55	$1,459	2.04%	0.10% to 1.50%	7.51% to 8.37%
VY® Invesco Equity and Income Portfolio - Initial Class						
2018	2,510	$18.56 to $20.66	$49,208	1.95%	0.10% to 1.50%	-10.83% to -9.52%
2017	2,904	$20.65 to $22.99	$63,635	2.11%	0.10% to 1.50%	9.27% to 10.80%
2016	3,365	$18.75 to $20.88	$67,371	1.93%	0.10% to 1.50%	13.56% to 15.17%
2015	3,908	$16.38 to $18.25	$68,652	2.18%	0.10% to 1.75%	-3.75% to -2.16%
2014	4,454	$16.84 to $18.78	$80,865	1.86%	0.10% to 1.75%	7.05% to 8.55%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® JPMorgan Mid Cap Value Portfolio - Service Class												
2018	98	$22.27	to	$35.15	$2,718	1.05%	0.10%	to	1.50%	-13.50%	to	-12.29%
2017	124	$25.54	to	$40.34	$3,947	0.61%	0.10%	to	1.50%	12.03%	to	13.63%
2016	131	$22.61	to	$39.07	$3,693	0.66%	0.10%	to	1.50%	12.99%	to	14.57%
2015	140	$19.86	to	$34.39	$3,458	0.60%	0.10%	to	1.50%	-4.48%	to	-3.16%
2014	150	$20.62	to	$35.80	$3,877	0.87%	0.10%	to	1.50%	13.29%	to	14.57%
VY® Oppenheimer Global Portfolio - Initial Class												
2018	2,495	$19.00	to	$23.25	$54,392	1.62%	0.10%	to	1.90%	-14.83%	to	-13.30%
2017	2,788	$22.04	to	$27.05	$70,986	1.10%	0.10%	to	1.90%	33.91%	to	36.34%
2016	3,075	$16.26	to	$20.00	$58,097	1.17%	0.10%	to	1.90%	-1.71%	to	0.12%
2015	3,564	$16.34	to	$20.15	$67,773	1.50%	0.10%	to	1.90%	2.19%	to	4.06%
2014	3,939	$15.80	to	$19.54	$72,781	1.15%	0.10%	to	1.90%	0.34%	to	1.95%
VY® Pioneer High Yield Portfolio - Initial Class												
2018	536	$18.52	to	$21.41	$10,248	5.44%	0.10%	to	1.40%	-3.99%	to	-2.78%
2017	614	$19.20	to	$22.16	$12,185	5.02%	0.10%	to	1.50%	5.73%	to	7.28%
2016	718	$18.15	to	$20.80	$13,417	5.15%	0.10%	to	1.50%	12.61%	to	14.17%
2015	778	$16.11	to	$18.33	$12,897	5.37%	0.10%	to	1.50%	-6.06%	to	-4.73%
2014	901	$16.81	to	$19.37	$15,880	5.04%	0.10%	to	1.75%	-1.41%	to	-0.36%
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2018	1,282	$24.74	to	$30.66	$36,718	0.19%	0.10%	to	1.50%	-4.67%	to	-3.32%
2017	1,432	$25.75	to	$31.99	$43,055	0.62%	0.10%	to	1.50%	22.95%	to	24.67%
2016	1,621	$20.77	to	$25.88	$39,497	0.30%	0.10%	to	1.50%	5.84%	to	7.33%
2015	1,863	$19.48	to	$24.32	$42,681	—	0.10%	to	1.50%	0.46%	to	1.89%
2014	2,048	$19.22	to	$24.07	$46,522	0.26%	0.10%	to	1.50%	10.18%	to	11.48%
VY® T. Rowe Price Growth Equity Portfolio - Initial Class												
2018	713	$22.21	to	$71.32	$34,298	0.25%	0.10%	to	1.50%	-2.58%	to	-1.18%
2017	762	$22.78	to	$73.14	$38,118	0.05%	0.10%	to	1.50%	31.61%	to	33.47%
2016	816	$17.29	to	$55.52	$31,534	—	0.10%	to	1.50%	—	to	1.37%
2015	1,026	$17.28	to	$55.47	$38,458	—	0.10%	to	1.50%	9.16%	to	10.72%
2014	1,034	$15.81	to	$50.77	$37,050	—	0.10%	to	1.50%	7.08%	to	8.31%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
VY® Templeton Foreign Equity Portfolio - Initial Class												
2018	873	$8.90	to	$11.99	$8,661	2.09%	0.10%	to	1.90%	-16.51%	to	-15.02%
2017	1,017	$10.66	to	$14.11	$11,995	2.03%	0.10%	to	1.90%	20.05%	to	22.27%
2016	1,084	$8.88	to	$11.54	$10,552	3.23%	0.10%	to	1.90%	-0.11%	to	1.67%
2015	1,331	$8.89	to	$11.35	$12,870	4.09%	0.10%	to	1.90%	-5.22%	to	-3.40%
2014	1,468	$9.38	to	$11.75	$14,838	2.50%	0.10%	to	1.90%	-8.31%	to	-6.94%
Voya Strategic Allocation Conservative Portfolio - Class I												
2018	159	$15.49	to	$28.77	$3,726	2.55%	0.10%	to	1.50%	-5.45%	to	-4.11%
2017	186	$16.25	to	$30.20	$4,601	2.47%	0.10%	to	1.50%	8.89%	to	10.41%
2016	226	$14.81	to	$27.53	$5,311	2.98%	0.10%	to	1.50%	4.10%	to	5.60%
2015	273	$14.11	to	$26.24	$6,108	3.36%	0.10%	to	1.50%	-1.69%	to	-0.27%
2014	290	$14.24	to	$26.50	$6,582	2.63%	0.10%	to	1.50%	5.05%	to	6.26%
Voya Strategic Allocation Growth Portfolio - Class I												
2018	267	$12.89	to	$31.76	$5,877	2.00%	0.10%	to	2.25%	-10.36%	to	-8.45%
2017	342	$14.38	to	$34.90	$8,094	1.69%	0.10%	to	2.25%	15.25	to	17.76%
2016	349	$12.47	to	$29.83	$7,200	2.70%	0.10%	to	2.25%	4.53%	to	6.82%
2015	465	$11.93	to	$28.11	$8,840	2.65%	0.10%	to	2.25%	-3.40%	to	-1.25%
2014	474	$12.35	to	$28.66	$9,374	2.07%	0.10%	to	2.25%	4.22%	to	6.14%
Voya Strategic Allocation Moderate Portfolio - Class I												
2018	313	$15.89	to	$30.17	$6,950	2.35%	0.35%	to	1.40%	-7.40%	to	-6.40%
2017	321	$14.49	to	$32.36	$7,831	1.88%	0.35%	to	2.25%	11.98%	to	14.08%
2016	361	$12.94	to	$28.47	$7,871	2.64%	0.35%	to	2.25%	4.27%	to	6.32%
2015	383	$12.41	to	$26.90	$7,962	2.96%	0.10%	to	2.25%	-2.82%	to	-0.67%
2014	463	$12.77	to	$27.26	$9,616	2.41%	0.10%	to	2.25%	4.33%	to	6.29%
Voya Growth and Income Portfolio - Class A												
2018	73	$18.77			$1,373	1.41%		1.25%		-6.06%		
2017	80	$19.98			$1,602	1.35%		1.25%		18.29%		
2016	90	$16.89			$1,520	1.54%		1.25%		7.85%		
2015	97	$15.66			$1,517	1.50%		1.25%		-3.03%		
2014	112	$16.15			$1,814	1.53%		1.25%		8.83%		

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Growth and Income Portfolio - Class I													
2018		4,935	$10.27	to	$564.43	$192,504	1.81%	0.10%	to	2.25%	-6.53%	to	-4.56%
2017		5,621	$10.81	to	$596.35	$230,160	1.83%	0.10%	to	2.25%	17.60%	to	20.24%
2016		6,158	$11.59	to	$500.21	$209,483	1.94%	0.10%	to	2.25%	7.31%	to	9.67%
2015		6,987	$10.80	to	$459.99	$215,524	1.97%	0.10%	to	2.25%	-3.57%	to	-1.52%
2014		8,057	$11.20	to	$471.05	$244,610	1.94%	0.10%	to	2.25%	8.21%	to	10.32%
Voya Emerging Markets Index Portfolio - Class I													
2018		75	$9.83	to	$10.37	$769	2.31%	0.10%	to	1.25%	-16.13%	to	-15.21%
2017		44	$11.72	to	$12.23	$527	0.78%	0.10%	to	1.25%	34.87%	to	36.50%
2016		8	$8.69	to	$8.96	$71	2.87%	0.10%	to	1.25%	9.17%	to	10.48%
2015		4	$7.96	to	$8.11	$31	12.12%	0.10%	to	1.25%	—		
2014	08/05/2014	—			$9.59	$2	(a)			0.10%			(a)
Voya Euro STOXX 50® Index Portfolio - Class I													
2018		4			$10.41	$42	2.33%			0.75%			-16.59%
2017		4			$12.48	$44	3.96%			0.75%			23.44%
2016		4			$10.11	$43	0.11%			0.75%			—
2015		4			$10.11	$44	2.22%			0.75%			-4.98%
2014		4			$10.64	$46	4.35%			0.75%			-9.83%
Voya Global Equity Portfolio - Class I													
2018		167	$10.64	to	$11.26	$1,820	5.09%	0.10%	to	1.50%	-10.21%	to	-8.90%
2017		197	$11.85	to	$12.36	$2,383	2.37%	0.10%	to	1.50%	21.91%	to	23.60%
2016		226	$9.72	to	$10.00	$2,225	2.79%	0.10%	to	1.50%	4.40%	to	5.93%
2015	03/09/2015	288	$9.31	to	$9.44	$2,698	(b)	0.10%	to	1.50%	(b)		
2014		(b)			(b)	(b)	(b)			(b)			(b)
Voya Global Equity Portfolio - Class S													
2018		83	$10.42	to	$10.60	$873	4.58%	0.95%	to	1.40%	-10.40%	to	-10.02%
2017		97	$11.63	to	$11.78	$1,136	2.11%	0.95%	to	1.40%	21.78%	to	22.33%
2016		101	$9.55	to	$9.66	$972	2.60%	0.95%	to	1.40%	4.26%	to	4.79%
2015	03/09/2015	119	$9.16	to	$9.25	$1,090	(b)	0.95%	to	1.40%	(b)		
2014		(b)			(b)	(b)	(b)			(b)			(b)

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Index Plus LargeCap Portfolio - Class I													
2018		2,248	$15.20	to	$43.48	$60,638	1.47%	0.10%	to	2.25%	-8.93%	to	-6.88%
2017		2,212	$16.69	to	$47.02	$65,631	1.60%	0.10%	to	2.25%	21.86%	to	24.51%
2016		2,447	$13.69	to	$38.01	$58,987	1.67%	0.10%	to	2.25%	7.80%	to	10.21%
2015		2,793	$12.70	to	$34.72	$61,663	1.62%	0.10%	to	2.25%	-1.40%	to	0.71%
2014		3,091	$12.85	to	$34.69	$68,972	1.48%	0.10%	to	2.25%	11.32%	to	13.41%
Voya Index Plus MidCap Portfolio - Class I													
2018		198	$19.87	to	$45.04	$5,304	1.12%	0.10%	to	1.50%	-15.62%	to	-14.41%
2017		240	$23.36	to	$53.01	$7,531	1.39%	0.10%	to	1.50%	11.89%	to	13.42%
2016		258	$20.71	to	$47.04	$7,291	0.94%	0.10%	to	1.50%	16.37%	to	18.06%
2015		293	$17.65	to	$40.14	$6,902	1.00%	0.10%	to	1.50%	-3.25%	to	-1.90%
2014		328	$18.10	to	$41.20	$7,906	0.82%	0.10%	to	1.50%	7.93%	to	9.18%
Voya Index Plus SmallCap Portfolio - Class I													
2018		130	$20.74	to	$34.05	$3,194	0.94%	0.10%	to	1.50%	-13.71%	to	-12.50%
2017		143	$23.85	to	$39.19	$4,020	0.98%	0.10%	to	1.50%	8.28%	to	9.83%
2016		159	$21.85	to	$35.94	$4,216	0.80%	0.10%	to	1.50%	25.41%	to	27.20%
2015		173	$17.28	to	$28.45	$3,613	0.95%	0.10%	to	1.50%	-4.66%	to	-3.30%
2014		193	$17.98	to	$29.63	$4,193	0.59%	0.10%	to	1.50%	3.87%	to	5.07%
Voya International Index Portfolio - Class I													
2018		696	$9.23	to	$17.78	$10,210	3.04%	0.10%	to	1.75%	-15.27%	to	-13.80%
2017		725	$10.84	to	$20.81	$12,539	2.45%	0.10%	to	1.75%	22.72%	to	24.77%
2016		773	$8.79	to	$16.82	$11,111	3.06%	0.10%	to	1.75%	-0.94%	to	0.73%
2015		868	$8.66	to	$16.84	$12,589	3.20%	0.10%	to	1.75%	-2.63%	to	-1.00%
2014		921	$8.87	to	$17.16	$14,009	1.15%	0.10%	to	1.75%	-7.56%	to	-6.56%
Voya International Index Portfolio - Class S													
2018		3	$15.39			$42	2.17%			1.25%			-14.93%
2017		3	$18.09			$50	1.72%			1.25%			22.98%
2016		2	$14.71			$28	1.28%			1.25%			-0.68%
2015		1	$14.81			$9	5.00%			1.25%			-2.31%
2014		7	$15.16			$111	0.82%			1.25%			-7.39%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Voya Russell™ Large Cap Growth Index Portfolio - Class I												
2018	829	$29.28	to	$37.65	$26,337	1.10%	0.10%	to	1.75%	-2.70%	to	-1.08%
2017	904	$29.79	to	$38.06	$29,331	1.16%	0.10%	to	1.75%	28.96%	to	31.13%
2016	1,002	$22.86	to	$29.02	$25,032	1.25%	0.10%	to	1.75%	4.70%	to	6.46%
2015	1,134	$21.62	to	$27.26	$26,934	1.18%	0.10%	to	1.75%	5.75%	to	7.49%
2014	1,259	$20.24	to	$25.36	$28,067	1.28%	0.10%	to	1.75%	11.08%	to	12.33%
Voya Russell™ Large Cap Index Portfolio - Class I												
2018	569	$18.72	to	$31.54	$15,637	1.71%	0.10%	to	2.25%	-5.62%	to	-3.53%
2017	601	$19.69	to	$32.99	$17,538	1.67%	0.10%	to	2.25%	19.84%	to	22.45%
2016	663	$16.30	to	$27.17	$16,274	1.85%	0.10%	to	2.25%	8.47%	to	10.83%
2015	731	$14.92	to	$24.72	$16,537	1.69%	0.10%	to	2.25%	-0.18%	to	1.98%
2014	791	$14.83	to	$24.45	$17,991	1.58%	0.10%	to	2.25%	10.42%	to	12.10%
Voya Russell™ Large Cap Value Index Portfolio - Class I												
2018	1,939	$11.39	to	$26.37	$30,700	2.37%	0.10%	to	1.75%	-8.28%	to	-6.73%
2017	2,244	$12.37	to	$28.52	$38,419	2.07%	0.10%	to	1.75%	11.50%	to	13.37%
2016	2,566	$11.05	to	$25.37	$38,918	1.58%	0.10%	to	1.75%	13.58%	to	15.55%
2015	2,927	$9.70	to	$22.15	$39,307	0.49%	0.10%	to	1.75%	-5.15%	to	-3.56%
2014	324	$10.89	to	$23.18	$7,158	1.56%	0.10%	to	1.75%	10.43%	to	11.62%
Voya Russell™ Large Cap Value Index Portfolio - Class S												
2018	39	$24.64	to	$25.01	$976	2.04%	1.25%	to	1.40%	-8.20%	to	-8.02%
2017	44	$26.84	to	$27.19	$1,186	1.84%	1.25%	to	1.40%	11.65%	to	11.76%
2016	47	$24.04	to	$24.33	$1,136	1.49%	1.25%	to	1.40%	13.66%	to	13.90%
2015	62	$21.15	to	$21.36	$1,308	1.34%	1.25%	to	1.40%	-5.11%	to	-4.98%
2014	81	$22.29	to	$22.48	$1,817	1.38%	1.25%	to	1.40%	10.68%	to	10.79%
Voya Russell™ Mid Cap Growth Index Portfolio - Class S												
2018	10	$29.71	to	$32.46	$312	0.65%	0.70%	to	1.50%	-6.78%	to	-6.03%
2017	36	$31.87	to	$36.13	$1,218	0.66%	0.10%	to	1.50%	22.48%	to	24.24%
2016	36	$26.02	to	$29.08	$980	0.68%	0.10%	to	1.50%	5.26%	to	6.68%
2015	42	$24.72	to	$26.61	$1,090	0.74%	0.70%	to	1.50%	-2.29%	to	-1.51%
2014	60	$25.30	to	$27.09	$1,595	0.15%	0.70%	to	1.50%	9.48%	to	10.34%

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya Russell™ Mid Cap Index Portfolio - Class I						
2018	70	$18.76 to $24.68	$1,516	1.45%	0.10% to 1.25%	-10.41% to -9.39%
2017	80	$20.94 to $27.42	$1,931	1.40%	0.10% to 1.25%	16.46% to 17.82%
2016	73	$17.98 to $23.41	$1,525	1.33%	0.10% to 1.25%	12.02% to 13.30%
2015	78	$16.05 to $20.80	$1,451	1.19%	0.10% to 1.25%	-4.01% to -2.89%
2014	81	$16.72 to $21.57	$1,582	0.59%	0.10% to 1.25%	11.24% to 11.90%
Voya Russell™ Small Cap Index Portfolio - Class I						
2018	64	$18.67 to $22.82	$1,298	1.22%	0.10% to 1.25%	-12.39% to -11.37%
2017	64	$21.31 to $25.91	$1,480	1.14%	0.10% to 1.25%	12.87% to 14.14%
2016	62	$18.88 to $22.85	$1,287	1.33%	0.10% to 1.25%	19.57% to 21.01%
2015	81	$15.79 to $19.01	$1,385	1.20%	0.10% to 1.25%	-5.73% to -4.63%
2014	80	$16.75 to $20.06	$1,447	0.95%	0.10% to 1.25%	3.65% to 4.15%
Voya Small Company Portfolio - Class I						
2018	451	$20.39 to $58.69	$18,563	0.56%	0.10% to 1.90%	-17.44% to -15.91%
2017	513	$24.41 to $70.27	$25,655	0.33%	0.10% to 1.90%	9.17% to 11.18%
2016	567	$22.08 to $63.62	$25,664	0.43%	0.10% to 1.90%	22.12% to 24.33%
2015	650	$17.86 to $51.49	$23,383	0.51%	0.10% to 1.90%	-2.63% to -0.84%
2014	739	$18.13 to $52.29	$27,287	0.35%	0.10% to 1.90%	4.49% to 6.16%
Voya U.S. Bond Index Portfolio - Class I						
2018	110	$11.90 to $14.12	$1,433	2.31%	0.10% to 1.50%	-1.82% to -0.42%
2017	123	$12.12 to $14.18	$1,599	2.48%	0.10% to 1.50%	1.59% to 3.05%
2016	100	$11.85 to $13.76	$1,262	2.57%	0.10% to 1.50%	0.85% to 2.23%
2015	101	$11.67 to $13.46	$1,249	2.32%	0.10% to 1.50%	-1.25% to 0.15%
2014	114	$11.73 to $13.44	$1,425	1.80%	0.10% to 1.50%	4.17% to 4.98%
Voya MidCap Opportunities Portfolio - Class I						
2018	909	$10.09 to $42.46	$15,217	—	0.10% to 1.75%	-9.15% to -7.57%
2017	1,021	$11.05 to $46.33	$18,488	0.07%	0.10% to 1.75%	22.97% to 24.96%
2016	255	$13.06 to $28.94	$4,907	—	0.10% to 1.75%	5.41% to 7.14%
2015	305	$12.39 to $27.18	$5,451	—	0.10% to 1.75%	-1.27% to 0.43%
2014	334	$12.55 to $27.24	$5,968	0.39%	0.10% to 1.75%	6.90% to 8.45%

VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)	Total Return[D] (lowest to highest)
Voya MidCap Opportunities Portfolio - Class S						
2018	124	$16.20 to $27.45	$2,910	—	0.95% to 1.40%	-8.99% to -8.59%
2017	133	$17.80 to $30.03	$3,409	—	0.95% to 1.40%	23.01% to 23.58%
2016	151	$14.47 to $24.30	$3,181	—	0.95% to 1.40%	5.50% to 5.97%
2015	151	$13.71 to $22.93	$3,014	—	0.95% to 1.40%	-1.15% to -0.69%
2014	151	$13.87 to $23.09	$3,108	0.35%	0.95% to 1.40%	7.01% to 7.55%
Voya SmallCap Opportunities Portfolio - Class I						
2018	99	$18.32 to $32.90	$2,148	—	0.10% to 1.25%	-16.92% to -15.94%
2017	100	$22.05 to $39.49	$2,558	0.08%	0.10% to 1.25%	17.22% to 18.61%
2016	94	$18.81 to $33.57	$2,040	—	0.10% to 1.25%	12.03% to 13.31%
2015	85	$16.79 to $29.89	$1,647	—	0.10% to 1.25%	-2.16% to -1.02%
2014	61	$17.16 to $30.45	$1,175	—	0.10% to 1.25%	4.32% to 4.88%
Voya SmallCap Opportunities Portfolio - Class S						
2018	129	$15.55 to $17.60	$2,133	—	0.95% to 1.40%	-17.28% to -16.86%
2017	138	$18.79 to $21.17	$2,747	—	0.95% to 1.40%	16.78% to 17.35%
2016	149	$16.09 to $18.04	$2,532	—	0.95% to 1.40%	11.50% to 11.98%
2015	138	$14.43 to $16.11	$2,107	—	0.95% to 1.40%	-2.52% to -2.07%
2014	164	$14.80 to $16.45	$2,559	—	0.95% to 1.40%	3.83% to 4.38%
Wanger International						
2018	119	$11.83 to $15.40	$1,641	2.26%	0.10% to 1.50%	-18.97% to -17.78%
2017	129	$14.60 to $18.73	$2,161	1.26%	0.10% to 1.50%	30.94% to 32.74%
2016	164	$11.15 to $14.11	$2,037	1.17%	0.10% to 1.50%	-2.87% to -1.47%
2015	169	$11.48 to $14.32	$2,155	1.49%	0.10% to 1.50%	to -1.37%
2014	188	$11.64 to $14.32	$2,421	1.52%	0.10% to 1.50%	-5.83% to -5.06%
Wanger Select						
2018	85	$19.18 to $27.26	$1,934	0.19%	0.10% to 1.50%	-13.71% to -12.49%
2017	84	$22.05 to $31.36	$2,218	0.19%	0.10% to 1.50%	24.78% to 26.54%
2016	99	$17.53 to $24.94	$2,113	0.16%	0.10% to 1.50%	11.67% to 13.26%
2015	119	$15.57 to $22.17	$2,219	—	0.10% to 1.50%	-1.22% to 0.18%
2014	151	$15.64 to $22.28	$2,770	—	0.10% to 1.50%	1.58% to 2.42%

VARIABLE ANNUINTY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Fund Inception Date[A]	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[B]	Expense Ratio[C] (lowest to highest)			Total Return[D] (lowest to highest)		
Wanger USA													
2018		62	$23.66	to	$30.24	$1,645	—	0.10%	to	1.50%	-2.94%	to	-1.56%
2017		51	$24.18	to	$30.92	$1,389	—	0.10%	to	1.50%	17.81%	to	19.46%
2016		47	$20.36	to	$26.05	$1,054	—	0.10%	to	1.50%	12.01%	to	13.55%
2015		51	$18.04	to	$23.09	$1,015	—	0.10%	to	1.50%	-2.08%	to	-0.68%
2014		—	$18.28	to	$23.40	$1,013	—	0.10%	to	1.50%	3.20%	to	4.10%

(a) As investment Division had no investments until 2014, this data is not meaningful and is therefore not presented.

(b) As investment Division had no investments until 2015, this data is not meaningful and is therefore not presented.

A The Fund Inception Date represents the first date the fund received money.

B The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investments income is determined by the timing of declaration of dividends by the underlaying fund in which the Division invests.

C The Expense Ratio considers only the annualized contract expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

D Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Voya Retirement Insurance and Annuity Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Voya Retirement Insurance and Annuity Company (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.

Boston, Massachusetts
March 14, 2019

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

	As of December 31,	
	2018	**2017**
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $22,860 as of 2018 and $21,774 as of 2017)	$ 22,981	$ 23,141
Fixed maturities, at fair value using the fair value option	1,171	941
Equity securities, at fair value (cost of $45 as of 2018 and 2017)	57	60
Short-term investments	50	25
Mortgage loans on real estate, net of valuation allowance of $1 as of 2018 and 2017	4,918	4,910
Policy loans	210	214
Limited partnerships/corporations	583	411
Derivatives	128	136
Securities pledged (amortized cost of $867 as of 2018 and $864 as of 2017)	882	960
Other investments	40	—
Total investments	31,020	30,798
Cash and cash equivalents	364	288
Short-term investments under securities loan agreements, including collateral delivered	793	765
Accrued investment income	301	304
Premiums receivable and reinsurance recoverable	1,409	1,496
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	1,104	766
Notes receivable from affiliate	—	175
Short-term loan to affiliate	—	80
Current income tax recoverable	35	—
Due from affiliates	54	60
Property and equipment	62	64
Other assets	251	140
Assets held in separate accounts	67,323	73,036
Total assets	$ 102,716	$ 107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Balance Sheets
December 31, 2018 and 2017
(In millions, except share and per share data)

		As of December 31,		
		2018		**2017**
Liabilities and Shareholder's Equity				
Future policy benefits and contract owner account balances	$	30,695	$	29,669
Payable for securities purchased		49		79
Payables under securities loan agreements, including collateral held		827		845
Due to affiliates		73		61
Derivatives		99		85
Current income tax payable to Parent		—		23
Deferred income taxes		64		187
Other liabilities		264		406
Liabilities related to separate accounts		67,323		73,036
Total liabilities		99,394		104,391
Commitments and Contingencies (Note 13)				
Shareholder's equity:				
Common stock (100,000 shares authorized, 55,000 issued and outstanding as of 2018 and 2017; $50 par value per share)		3		3
Additional paid-in capital		2,728		2,730
Accumulated other comprehensive income (loss)		108		818
Retained earnings (deficit)		483		30
Total shareholder's equity		3,322		3,581
Total liabilities and shareholder's equity	$	102,716	$	107,972

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

		Year Ended December 31,			
		2018	**2017**	**2016**	
Revenues:					
Net investment income	$	1,623	$ 1,520	$	1,501
Fee income		695	713		725
Premiums		41	48		870
Broker-dealer commission revenue		69	170		175
Net realized capital gains (losses):					
Total other-than-temporary impairments		(18)	(19)		(19)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		2	(7)		—
Net other-than-temporary impairments recognized in earnings		(20)	(12)		(19)
Other net realized capital gains (losses)		(222)	(188)		(194)
Total net realized capital gains (losses)		(242)	(200)		(213)
Other revenue		13	—		(2)
Total revenues		2,199	2,251		3,056
Benefits and expenses:					
Interest credited and other benefits to contract owners/ policyholders		828	958		1,765
Operating expenses		647	801		815
Broker-dealer commission expense		69	170		175
Net amortization of Deferred policy acquisition costs and Value of business acquired		86	233		167
Total benefits and expenses		1,630	2,162		2,922
Income (loss) before income taxes		569	89		134
Income tax expense (benefit)		74	(121)		21
Net income (loss)	$	495	$ 210	$	113

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,					
	2018		2017		2016	
Net income (loss)	$	495	$	210	$	113
Other comprehensive income (loss), before tax:						
Unrealized gains/losses on securities		(897)		387		258
Other-than-temporary impairments		8		(4)		9
Pension and other postretirement benefits liability		(1)		(2)		(1)
Other comprehensive income (loss), before tax		(890)		381		266
Income tax expense (benefit) related to items of other comprehensive income (loss)		(192)		122		93
Other comprehensive income (loss), after tax		(698)		259		173
Comprehensive income (loss)	$	(203)	$	469	$	286

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2016	$ 3	$ 3,272	$ 386	$ (293)	$ 3,368
Comprehensive income (loss):					
Net income (loss)	—	—	—	113	113
Other comprehensive income (loss), after tax	—	—	173	—	173
Total comprehensive income (loss)					286
Dividends paid and distributions of capital	—	(278)	—	—	(278)
Employee related benefits	—	—	—	—	—
Balance as of December 31, 2016	3	2,994	559	(180)	3,376
Comprehensive income (loss):					
Net income (loss)	—	—	—	210	210
Other comprehensive income (loss), after tax	—	—	259	—	259
Total comprehensive income (loss)					469
Dividends paid and distributions of capital	—	(265)	—	—	(265)
Employee related benefits	—	1	—	—	1
Balance as of December 31, 2017- As previously filed	3	2,730	818	30	3,581
Cumulative effect of changes in accounting:					
Adjustment for adoption of ASU 2014-09	—	—	—	72	72
Adjustment for adoption of ASU 2016-01	—	—	(12)	12	—
Balance as of January 1, 2018 - As adjusted	3	2,730	806	114	3,653
Comprehensive income (loss):					
Net income (loss)	—	—	—	495	495
Other comprehensive income (loss), after tax	—	—	(698)	—	(698)
Total comprehensive income (loss)					(203)
Dividends paid and distributions of capital	—	—	—	(126)	(126)
Employee related benefits	—	(2)	—	—	(2)
Balance as of December 31, 2018	$ 3	$ 2,728	$ 108	$ 483	$ 3,322

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,		
	2018	2017	2016
Cash Flows from Operating Activities:			
Net income (loss)	$ 495	$ 210	$ 113
Adjustments to reconcile Net income (loss) to Net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(64)	(80)	(80)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	87	234	168
Net accretion/amortization of discount/premium	(3)	12	(1)
Future policy benefits, claims reserves and interest credited	547	534	1,289
Deferred income tax (benefit) expense	49	(158)	(3)
Net realized capital losses	242	200	213
Depreciation	2	3	4
Change in:			
Accrued investment income	3	(3)	(6)
Premiums receivable and reinsurance recoverable	87	138	205
Other receivables and asset accruals	(15)	21	7
Due to/from affiliates	18	(105)	30
Other payables and accruals	(169)	(3)	126
Other, net	(33)	(24)	(11)
Net cash provided by operating activities	1,246	979	2,054
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,983	4,462	3,184
Equity securities, available-for-sale	3	25	49
Mortgage loans on real estate	598	494	375
Limited partnerships/corporations	99	81	71
Acquisition of:			
Fixed maturities	(5,475)	(4,247)	(5,664)
Equity securities, available-for-sale	(3)	(2)	—
Mortgage loans on real estate	(606)	(1,149)	(900)
Limited partnerships/corporations	(254)	(120)	(113)
Derivatives, net	23	203	28
Policy loans, net	4	5	11
Short-term investments, net	(26)	8	(33)
Short-term loan to affiliate, net	80	(80)	—
Collateral received (delivered), net	(46)	(189)	(30)
Other investments, net	(40)	—	—
Net cash used in investing activities	(1,660)	(509)	(3,022)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018, 2017 and 2016
(In millions)

	Year Ended December 31,		
	2018	2017	2016
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 3,744	$ 2,380	$ 3,746
Maturities and withdrawals from investment contracts	(3,108)	(2,794)	(2,534)
Settlements on deposit contracts	(20)	(64)	(66)
Dividends paid and return of capital distribution	(126)	(265)	(278)
Net cash (used in) provided by financing activities	490	(743)	868
Net increase (decrease) in cash and cash equivalents	76	(273)	(100)
Cash and cash equivalents, beginning of period	288	561	661
Cash and cash equivalents, end of period	$ 364	$ 288	$ 561
Supplemental cash flow information:			
Income taxes paid, net	$ 83	$ 13	$ 15

The accompanying notes are an integral part of these Consolidated Financial Statements.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

Voya Retirement Insurance and Annuity Company ("VRIAC") is a stock life insurance company domiciled in the State of Connecticut. VRIAC and its wholly owned subsidiaries (collectively, the "Company") provide financial products and services in the United States. VRIAC is authorized to conduct its insurance business in all states and in the District of Columbia and in Guam, Puerto Rico and the Virgin Islands.

Prior to May 2013, Voya Financial, Inc. ("Voya Financial"), together with its subsidiaries, including the Company was an indirect, wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands. In May 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale of common stock by Voya Financial, Inc. and the sale of shares of common stock owned indirectly by ING Group. Between October 2013 and March 2015, ING Group completed the sale of its remaining shares of common stock of Voya Financial, Inc. in a series of registered public offerings.

VRIAC is a direct, wholly owned subsidiary of Voya Holdings Inc. ("Parent"), which is a direct, wholly owned subsidiary of Voya Financial, Inc.

As of June 1, 2018, Directed Services LLC ("DSL") was divested pursuant to the transaction described below. Subsequent to the transaction, VRIAC has one wholly owned non-insurance subsidiary, Voya Financial Partners, LLC ("VFP").

On June 1, 2018, VRIAC's ultimate parent, Voya Financial, consummated a series of transactions (collectively, the "Transaction") pursuant to a Master Transaction Agreement dated December 20, 2017 (the "MTA") with VA Capital Company LLC ("VA Capital") and Athene Holding Ltd. ("Athene"). As part of the Transaction, VA Capital's wholly owned subsidiary Venerable Holdings Inc. ("Venerable") acquired certain of Voya Financial's assets, including all of the shares of capital stock of Voya Insurance and Annuity Company ("VIAC"), the Company's Iowa-domiciled insurance affiliate, as well as the membership interests of DSL, the Company's broker-dealer subsidiary. Following the closing of the Transaction, VRIAC acquired a 9.99% equity interest in VA Capital.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to employer-sponsored groups in the health care, government and education markets (collectively "tax exempt markets"), small to mid-sized corporations and individuals. The Company also provides stable value investment options, including separate account guaranteed investment contracts (e.g., GICs) and synthetic GICs, to institutional clients. Pension risk transfer group annuity solutions were previously offered to institutional plan sponsors who needed to transfer their defined benefit plan obligations to the Company. The Company discontinued sales of these solutions in late 2016 to better align business activities to the Company's priorities. The Company's products are generally distributed through pension professionals, independent agents and brokers, third-party administrators, banks, consultants, dedicated financial guidance, planning and advisory representatives associated with Voya Financial's retail broker-dealer, Voya Financial Advisors, Inc. ("VFA").

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. The Company's products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services, participant education, and retirement readiness planning tools along with a variety of investment options, including proprietary and non-proprietary mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. Stable value products are also provided to institutional plan sponsors where the Company may or may not be providing other employer sponsored products and services.

The Company has one operating segment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The Consolidated Financial Statements include the accounts of VRIAC and its wholly owned subsidiaries, VFP and DSL. Intercompany transactions and balances have been eliminated. As of June 1, 2018, DSL was divested pursuant to the Transaction.

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

- Reserves for future policy benefits;
- Deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA");
- Valuation of investments and derivatives;
- Impairments;
- Income taxes; and
- Contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk, including the Company's own credit risk. The estimate of fair value is the price that would be received to sell an asset or transfer a liability ("exit price") in an orderly transaction between market participants in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company uses a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2016-01 "Financial Instruments-Overall (ASC Subtopic 825-10):Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASU 2016-01") (See the *Adoption of New Pronouncements* section below). As a result, the Company measures its equity securities at fair value and recognizes any changes in fair value in net income. Prior to adoption, equity securities were designated as available-for-sale and reported at fair value with unrealized capital gains (losses) recorded in Accumulated other comprehensive income (loss) ("AOCI").

The Company's fixed maturities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in AOCI and presented net of related changes in DAC, VOBA and Deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single-class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers, and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only and principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase. These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan, discounted at the loan's original purchase yield, or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

Commercial loans are placed on non-accrual status when 90 days in arrears if the Company has concerns regarding the collectability of future payments, or if a loan has matured without being paid off or extended. Factors considered may include conversations with the borrower, loss of major tenant, bankruptcy of borrower or major tenant, decreased property cash flow, number of days

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

past due, or various other circumstances. Based on an assessment as to the collectability of the principal, a determination is made either to apply against the book value or apply according to the contractual terms of the loan. Funds recovered in excess of book value would then be applied to recover expenses, impairments, and then interest. Accrual of interest resumes after factors resulting in doubts about collectability have improved.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying on the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions, through a lending agent, for short periods of time. The Company has the right to approve any institution with whom the lending agent transacts on its behalf. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. The lending agent retains the collateral and invests it in short-term liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. The lending agent indemnifies the Company against losses resulting from the failure of a counterparty to return securities pledged where collateral is insufficient to cover the loss.

Impairments

The Company evaluates its available-for-sale general account investments quarterly to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. This evaluation process entails considerable judgment and estimation. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected.

When assessing the Company's intent to sell a security, or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell, or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value, and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security, and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss).

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- When determining collectability and the period over which the value is expected to recover for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

- Additional considerations are made when assessing the unique features that apply to certain structured securities, such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; consideration of the payment terms of the underlying assets backing a particular security; and the payment priority within the tranche structure of the security.

- When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenario-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates; and the overall macroeconomic conditions.

- The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received, including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into Net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

• *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

• *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized currently in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date, or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives for which fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets or credit ratings/spreads. Embedded derivatives within fixed maturities are included with the host contract on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

In addition, the Company has entered into coinsurance with funds withheld reinsurance arrangements, accounted for under the deposit method, that contain embedded derivatives, the fair value of which is based on the change in the fair value of the underlying assets held in trust. The embedded derivatives within the reinsurance agreements are reported in Other liabilities on the Consolidated Balance Sheets, and changes in the fair value of the embedded derivatives are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition and certain other costs related directly to successful acquisition activities. Such costs consist principally of commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in-force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies. DAC and VOBA are adjusted for the impact of unrealized capital gains (losses) on investments, as if such gains (losses) have been realized, with corresponding adjustments included in AOCI.

Amortization Methodologies
The Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, fee income, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits, and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

Recoverability testing is performed for current issue year products to determine if gross profits are sufficient to cover DAC and VOBA, estimated benefits and related expenses. In subsequent years, the Company performs testing to assess the recoverability of DAC and VOBA on an annual basis, or more frequently if circumstances indicate a potential loss recognition issue exists. If DAC or VOBA are not deemed recoverable from future gross profits, charges will be applied against DAC or VOBA balances before an additional reserve is established.

Internal Replacements
Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of Deferred policy acquisition costs and Value of business acquired in the Consolidated Statements of Operations.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances, amortization rates, reserve levels, and results of operations. Assumptions are management's best estimate of future outcome.

Several assumptions are considered significant in the estimation of gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company uses a reversion to the mean approach, which assumes that the market returns over the entire mean reversion period are consistent with a long-term level of equity market appreciation. The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year look-forward period.

Other significant assumptions used in the estimation of gross profits for products with credited rates include interest rate spreads and credit losses. Estimated gross profits of variable annuity contracts are sensitive to estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Contract Costs Associated with Certain Financial Services Contracts

Contract cost assets represent costs incurred to obtain or fulfill a non-insurance financial services contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers (1) incremental commissions and variable compensation paid to the Company's direct sales force, consultant channel, and intermediary partners, as a result of obtaining certain financial services contracts and (2) account set-up expenses on certain recordkeeping contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Consolidated Balance Sheets, and costs expensed as incurred are included in Operating expenses in the Consolidated Statements of Operations.

As of December 31, 2018, contract cost assets were $93. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically range from 5 to 15 years. This method is consistent with the transfer of services to which the assets relate. For the year ended December 31, 2018, amortization expenses of $18 were recorded in Operating expenses in the Consolidated Statements of Operations. There was no impairment loss in relation to the contract costs capitalized.

Future Policy Benefits and Contract Owner Account Balances

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations, including estimates of unpaid claims and claims that the Company believes have been incurred but have not yet been reported as of the balance sheet date. The principal assumptions used to establish liabilities for future policy benefits are based on Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, inflation, benefit utilization and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality and expenses are based on the Company's estimates of anticipated experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue and policy duration. Interest rates used to calculate the present value of future benefits ranged from 2.7% to 6.6%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts, as follows:

- Account balances for funding agreements with fixed maturities are calculated using the amount deposited with the Company, less withdrawals, plus interest accrued to the ending valuation date. Interest on these contracts is accrued by a predetermined index, plus a spread or a fixed rate, established at the issue date of the contract.
- Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 5.3% for the years 2018, 2017 and 2016. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.
- For fixed-indexed annuity ("FIA"), the aggregate initial liability is equal to the deposit received, plus a bonus, if applicable, and is split into a host component and an embedded derivative component. Thereafter, the host liability accumulates at a set interest rate, and the embedded derivative liability is recognized at fair value.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Product Guarantees and Additional Reserves

The Company calculates additional reserve liabilities for certain variable annuity guaranteed benefits and variable funding products. The Company periodically evaluates its estimates and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

GMDB: Reserves for annuity guaranteed minimum death benefits ("GMDB") are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for the purpose of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. Reserves for GMDB are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in reserves for GMDB are reported in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

FIA: The Company issues FIA contracts that contain embedded derivatives that are measured at estimated fair value separately from the host contracts. Such embedded derivatives are recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees or premiums collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the embedded derivative in the FIA contracts is based on the present value of the excess of interest payments to the contract owners over the growth in the minimum guaranteed contract value. The excess interest payments are determined as the excess of projected index driven benefits over the projected guaranteed benefits. The projection horizon is over the anticipated life of the related contracts, which takes into account best estimate actuarial assumptions, such as partial withdrawals, full surrenders, deaths, annuitizations and maturities.

Stabilizer and MCG: Guaranteed credited rates give rise to an embedded derivative in the Stabilizer products and a stand-alone derivative for managed custody guarantee products ("MCG"). These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value, that are not related to attributed fees collected or payments made, are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer embedded derivative and MCG stand-alone derivative is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The liabilities for the FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative (collectively, "guaranteed benefit derivatives") include a risk margin to capture uncertainties related to policyholder behavior assumptions.The margin represents additional compensation a market participant would require to assume these risks.

The discount rate used to determine the fair value of the liabilities for FIA and Stabilizer embedded derivatives and the MCG stand-alone derivative includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk").

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company, or its affiliates, or in other selected mutual funds not managed by the Company, or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- Such separate accounts are legally recognized;
- Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- Investments are directed by the contract owner or participant; and
- All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations, and the Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company, and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

The Company's policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is generally invested in Short-term investments, with the offsetting obligation to repay the loan included within Payables under securities loan agreements, including collateral held on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Revenue

Insurance Revenue and Related Benefits
Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owner. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations when incurred.

Amounts received as payment for investment-type, fixed annuities, payout contracts without life contingencies and FIA contracts are reported as deposits to contract owner account balances. Revenues from these contracts consist primarily of fees assessed against the contract owner account balance for mortality and policy administration charges and are reported in Fee income. Surrender

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

charges are reported in Other revenue. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio, which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Financial Services Revenue
Revenue for various financial services is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties. For recordkeeping and administration services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

For distribution and shareholder servicing revenue, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

For a description of principal activities from which the Company generates revenue, see the *Business* section above for further information.

Revenue for various financial services is recorded in Fee income or Other revenue in the Consolidated Statements of Operations.

Financial services revenue is disaggregated by type of service in the following table and represents approximately 14.8% of total revenue for the year ended December 31, 2018. For the year ended December 31, 2018, a portion of the revenue recognized in the current period from distribution services is related to performance obligations satisfied in previous periods.

	Year Ended December 31, 2018	
Service Line		
Recordkeeping & administration	$	202
Distribution & shareholder servicing		123
Total financial services revenue	$	325

Receivables of $63 are included in Other assets on the Consolidated Balance Sheet as of December 31, 2018.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/from Voya Financial for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Consolidated Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis and as regulatory and business factors change.

Items required by tax law to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction, which is estimated using information from the prior

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

period and current year results. Other differences are temporary, reversing over time, such as the valuation of insurance reserves, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Consolidated Financial Statements. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded Future policy benefits and contract owner account balances are reported gross on the Consolidated Balance Sheets.

Long-duration: For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance, which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in Other liabilities, and deposits made are included in Other assets on the Consolidated Balance Sheets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as Other revenues or Other expenses in the Consolidated Statements of Operations, as appropriate. Periodically, the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through Other revenues or Other expenses, as appropriate.

Accounting for reinsurance requires use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers.

Only those reinsurance recoverable balances deemed probable of recovery are recognized as assets on the Company's Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable and payable under reinsurance agreements are included in Premiums receivable and reinsurance recoverable and Other liabilities, respectively. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Consolidated Balance Sheets if a right of offset exists within the reinsurance agreement. Premiums, Fee income and Interest credited and other benefits to contract owners/policyholders are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

The Company utilizes reinsurance agreements, accounted for under the deposit method, to manage reserve and capital requirements in connection with a portion of its deferred annuities business. The agreements contain embedded derivatives for which carrying value is estimated based on the change in the fair value of the assets supporting the funds withheld under the agreements.

The Company currently has a significant concentration of ceded reinsurance with a subsidiary of Lincoln National Corporation ("Lincoln") arising from the disposition of its individual life insurance business.

Employee Benefits Plans

The Company, in conjunction with Voya Services Company, sponsors non-qualified defined benefit pension plans covering eligible employees, sales representatives and other individuals.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in respect of non-qualified defined benefit pension plans is the present value of the projected pension benefit obligation ("PBO") at the balance sheet date, together with adjustments for unrecognized past service costs. This liability is included in Other liabilities on the Consolidated Balance Sheets. The PBO is defined as the actuarially calculated present value of vested and non-vested pension benefits accrued based on future salary levels. The Company recognizes the funded status of the PBO for pension plans on the Consolidated Balance Sheets.

Net periodic benefit cost for the non-qualified defined benefit pension plans is determined using management estimates and actuarial assumptions to derive service cost and interest cost for a particular year. The obligations and expenses associated with these plans require use of assumptions, such as discount rate and rate of future compensation increases and healthcare cost trend rates, as well as assumptions regarding participant demographics, such as age of retirements, withdrawal rates and mortality. Management determines these assumptions based on a variety of factors, such as currently available market and industry data and expected benefit payout streams. Actual results could vary significantly from assumptions based on changes, such as economic and market conditions, demographics of participants in the plans and amendments to benefits provided under the plans. These differences may have a significant effect on the Company's Consolidated Financial Statements and liquidity. Actuarial gains (losses) are immediately recognized in Operating expenses in the Consolidated Statements of Operations.

Contingencies

A loss contingency is an existing condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Adoption of New Pronouncements

The following table provides a description of the Company's adoption of new ASUs issued by the Financial Accounting Standards Board and the impact of the adoption on the Company's financial statements.

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2017-05, Derecognition of Nonfinancial Assets	This standard, issued in February 2017, requires entities to apply certain recognition and measurement principles in ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" (see *Revenue from Contracts with Customers* below) when they derecognize nonfinancial assets and in substance nonfinancial assets through sale or transfer, and the counterparty is not a customer.	January 1, 2018 using the modified retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments	This standard, issued in August 2016, addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on eight specific cash flow issues.	January 1, 2018 using the retrospective method.	The adoption had no effect on the Company's financial condition, results of operations, or cash flows.
ASU 2016-09, Improvements to Employee Share-Based Payment Accounting	This standard, issued in March 2016, simplifies the accounting for share-based payment award transactions with respect to: • The income tax consequences of awards, • The impact of forfeitures on the recognition of expense for awards, • Classification of awards as either equity or liabilities, and • Classification on the statement of cash flows.	January 1, 2017 using the transition method prescribed for each applicable provision.	The guidance was adopted using the various transition methods as prescribed by the ASU and did not have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities	This standard, issued in January 2016, addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, including requiring: • Equity investments (except those consolidated or accounted for under the equity method) to be measured at fair value with changes in fair value recognized in net income. • Elimination of the disclosure of methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost.	January 1, 2018 using the modified retrospective method, except for certain provisions that were required to be applied using the prospective method.	The impact to the January 1, 2018 Consolidated Balance Sheet was a $12 increase, net of tax, to Retained earnings (deficit) with a corresponding decrease of $12, net of tax, to AOCI to recognize the unrealized gain associated with Equity securities. The provisions that required prospective adoption had no effect on the Company's financial condition, results of operations, or cash flows. Under previous guidance, prior to January 1, 2018, Equity securities were classified as available for sale with changes in fair value recognized in Other comprehensive income.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and method of adoption	Effect on the financial statements or other significant matters
ASU 2014-09, Revenue from Contracts with Customers	This standard, issued in May 2014, requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customers and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for insurance contracts and financial instruments is explicitly scoped out of the guidance.	January 1, 2018 using the modified retrospective method.	The adoption had no impact on revenue recognition. However, the adoption resulted in a $90 increase in Other assets to capitalize costs to obtain and fulfill certain financial services contracts. This adjustment was offset by a related $18 increase in deferred tax liabilities, resulting in a net $72 increase to Retained earnings (deficit) on the Consolidated Balance Sheet as of January 1, 2018. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09. (See the *Significant Accounting Policies* section.) Comparative information has not been adjusted and continues to be reported under previous revenue recognition guidance. As of December 31, 2018, the adoption of ASU 2014-09 resulted in a $93 increase in Other assets, reduced by a related $20 decrease in Deferred income taxes, resulting in a net $73 increase to Retained earnings (deficit) on the Consolidated Balance Sheet. For the year ended December 31, 2018 , the adoption resulted in a $3 increase in Operating expenses on the Consolidated Statement of Operations and had no impact on Net cash provided by operating activities.

Future Adoption of Accounting Pronouncements

Long-Duration Contracts

In August 2018, the FASB issued ASU 2018-12, "Financial Services - Insurance (Topic 944) Targeted Improvements to the Accounting for Long-Duration Contracts" ("ASU 2018-12"), which changes the measurement and disclosures of insurance liabilities and deferred acquisition costs for long-duration contracts issued by insurers. The provisions of ASU 2018-12 are effective for fiscal years beginning after December 15, 2020, including interim periods, with early adoption permitted. The Company is currently in the process of evaluating the provisions of ASU 2018-12. While it is not possible to estimate the expected impact of adoption at this time, the Company believes there is a reasonable possibility that implementation of ASU 2018-12 may result in a significant impact on Shareholders' equity and future earnings patterns.

In addition to requiring significantly expanded interim and annual disclosures regarding long-duration insurance contract assets and liabilities, ASU 2018-12's provisions include modifications to the accounting for such contracts in the following areas:

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ASU 2018-12 Subject Area	Description of Requirements	Transition Provisions	Effect on the financial statements or other significant matters
Assumptions used to measure the liability for future policy benefits for nonparticipating traditional and limited payment insurance contracts	Requires insurers to review and, if necessary, update cash flow assumptions at least annually. The effect of updating cash flow assumptions will be measured on a retrospective catch-up basis and presented in the Statement of operations in the period in which the update is made. The rate used to discount the liability for future policy benefits will be required to be updated quarterly, with related changes in the liability recorded in Accumulated other comprehensive income. The discount rate will be based on an upper-medium grade fixed-income corporate instrument yield reflecting the duration characteristics of the relevant liabilities.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. Under either method, upon adoption the liability for future policy benefits will be remeasured using current discount rates as of the beginning of the earliest period presented with the impact recorded as a cumulative effect adjustment to AOCI.	The application of periodic assumption updates for nonparticipating traditional and limited payment insurance contracts is significantly different from the current accounting approach for such liabilities, which is based on assumptions that are locked in at contract inception unless a premium deficiency occurs. Under the current accounting guidance, the liability discount rate is based on expected yields on the underlying investment portfolio held by the insurer. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.
Measurement of market risk benefits	Creates a new category of benefit features called market risk benefits, defined as features that protect contract holders from capital market risk and expose the insurers to that risk. Market risk benefits will be required to be measured at fair value, with changes in fair value recognized in the Statement of operations, except for changes in fair value attributable to changes in the instrument-specific credit risk, which will be recorded in Accumulated other comprehensive income.	Full retrospective application is required. Upon adoption, any difference between the fair value and pre-adoption carrying value of market risk benefits not currently measured at fair value will be recorded to retained earnings. In addition, the cumulative effect of changes in instrument-specific credit risk will be reclassified from retained earnings to AOCI.	Under the current accounting guidance, certain features that are expected to meet the definition of market risk benefits are accounted for as either insurance liabilities or embedded derivatives. The implications of these requirements and related potential financial statement impacts are currently being evaluated.
Amortization of DAC and other balances	Requires DAC (and other balances that refer to the DAC model, such as deferred sales inducement costs and unearned revenue liabilities) for all long-duration contracts to be measured on a constant level basis over the expected life of the contract.	Initial adoption is required to be reported using either a full retrospective or modified retrospective approach. The method of transition applied for DAC and other balances must be consistent with the transition method selected for future policy benefit liabilities, as described above.	This approach is intended to approximate straight-line amortization and cannot be based on revenue or profits as it is under the current accounting model. Related amounts in AOCI will be eliminated upon adoption. ASU 2018-12 did not change the existing accounting guidance related to VOBA and net cost of reinsurance, which allows, but does not require, insurers to amortize such balances on a basis consistent with DAC. The implications of these requirements, including transition options, and related potential financial statement impacts are currently being evaluated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table provides a description of future adoptions of other new accounting standards that may have an impact on the Company's financial statements when adopted:

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2018-15, Implementation costs in a cloud computing arrangement that is a service contract	This standard, issued in August 2018, requires a customer in a hosting arrangement that is a service contract to follow the guidance for internal-use software projects to determine which implementation costs to capitalize as an asset. Capitalized implementation costs are required to be expensed over the term of the hosting arrangement. In addition, a customer is required to apply the impairment and abandonment guidance for long-lived assets to the capitalized implementation costs. Balances related to capitalized implementation costs must be presented in the same financial statement line items as other hosting arrangement balances, and additional disclosures are required.	January 1, 2020 with early adoption permitted. Initial adoption of ASU 2018-15 may be reported either on a prospective or retrospective basis.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-15.
ASU 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement	This standard, issued in August 2018, simplifies certain disclosure requirements for fair value measurement.	January 1, 2020 with early adoption permitted. The transition method varies by provision.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2018-13.
ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income	This standard, issued in February 2018, permits a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017 ("Tax Reform"). Stranded tax effects arise because U.S. GAAP requires that the impact of a change in tax laws or rates on deferred tax liabilities and assets be reported in net income, even if related to items recognized within accumulated other comprehensive income. The amount of the reclassification would be based on the difference between the historical corporate income tax rate and the newly enacted 21% corporate income tax rate, applied to deferred tax liabilities and assets reported within accumulated other comprehensive income.	January 1, 2019 with early adoption permitted. Initial adoption of ASU 2018-02 may be reported either in the period of adoption or on a retrospective basis in each period in which the effect of the change in the U.S. federal corporate income tax rate resulting from Tax Reform is recognized.	The Company intends to adopt ASU 2018-02 as of January 1, 2019. Adoption is expected to result in an increase to Accumulated other comprehensive income of approximately $137, with a corresponding decrease in Retained earnings.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities	This standard, issued in August 2017, enables entities to better portray risk management activities in their financial statements, as follows: • Expands an entity's ability to hedge nonfinancial and financial risk components and reduces complexity in accounting for fair value hedges of interest rate risk, • Eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item, and • Eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness, and modifies required disclosures. In October 2018, the FASB issued an amendment which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-12 is required to be reported using a modified retrospective approach, with the exception of the presentation and disclosure requirements which are required to be applied prospectively.	The Company does not expect ASU 2017-12 to have a material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2017-08, Premium Amortization on Purchased Callable Debt Securities	This standard, issued in March 2017, shortens the amortization period for certain callable debt securities held at a premium by requiring the premium to be amortized to the earliest call date.	January 1, 2019, including interim periods, with early adoption permitted. Initial adoption of ASU 2017-08 is required to be reported using a modified retrospective approach.	The Company does not expect ASU 2017-08 to have material impact on the Company's financial condition, results of operations, or cash flows.
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	This standard, issued in June 2016: • Introduces a new current expected credit loss ("CECL") model to measure impairment on certain types of financial instruments, • Requires an entity to estimate lifetime expected credit losses, under the new CECL model, based on relevant information about historical events, current conditions, and reasonable and supportable forecasts, • Modifies the impairment model for available-for-sale debt securities, and • Provides a simplified accounting model for purchased financial assets with credit deterioration since their origination.	January 1, 2019, including interim period, with early adoption permitted. Initial adoption of ASU 2016-13 is required to be reported on a modified retrospective basis, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption, except for certain provisions that are required to be applied prospectively.	The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2016-13.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Standard	Description of Requirements	Effective date and transition provisions	Effect on the financial statements or other significant matters
ASU 2016-02, Leases	This standard, issued in February 2016, requires lessees to recognize a right-of-use asset and a lease liability for all leases with terms of more than 12 months. The lease liability will be measured as the present value of the lease payments, and the asset will be based on the liability. For income statement purposes, expense recognition will depend on the lessee's classification of the lease as either finance, with a front-loaded amortization expense pattern similar to current capital leases, or operating, with a straight-line expense pattern similar to current operating leases. Lessor accounting will be similar to the current model, and lessors will be required to classify leases as operating, direct financing, or sales-type. ASU 2016-02 also replaces the sale-leaseback guidance to align with the new revenue recognition standard, addresses statement of operation and statement of cash flow classification, and requires additional disclosures for all leases. In addition, the FASB issued various amendments during 2018 and 2019 to clarify and simplify the provisions and implementation guidance of ASU 2016-02.	January 1, 2019, including interim periods, on a modified retrospective basis and with early adoption permitted. In July 2018, the FASB issued an amendment that adds an optional transition method to apply the guidance on a modified retrospective basis at the adoption date, which is January 1, 2019.	The Company does not expect that the adoption will have a material impact on the Company's financial condition, results of operations, or cash flows.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Available-for-sale and FVO fixed maturities were as follows as of December 31, 2018:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 651	$ 87	$ —	$ —	$ 738	$ —
U.S. Government agencies and authorities	—	—	—	—	—	—
State, municipalities and political subdivisions	754	18	8	—	764	—
U.S. corporate public securities	7,908	288	181	—	8,015	—
U.S. corporate private securities	3,686	73	106	—	3,653	—
Foreign corporate public securities and foreign governments[1]	2,551	69	80	—	2,540	—
Foreign corporate private securities[1]	3,235	37	97	—	3,175	—
Residential mortgage-backed securities:						
Agency	1,989	54	20	4	2,027	—
Non-Agency	977	39	12	5	1,009	3
Total Residential mortgage-backed securities	2,966	93	32	9	3,036	3
Commercial mortgage-backed securities	1,917	16	28	—	1,905	—
Other asset-backed securities	1,230	6	28	—	1,208	2
Total fixed maturities, including securities pledged	24,898	687	560	9	25,034	5
Less: Securities pledged	867	45	30	—	882	—
Total fixed maturities	24,031	642	530	9	24,152	5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $137 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2017:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3][4]
Fixed maturities:						
U.S. Treasuries	$ 547	$ 109	$ —	$ —	$ 656	$ —
U.S. Government agencies and authorities	3	—	—	—	3	—
State, municipalities and political subdivisions	842	40	4	—	878	—
U.S. corporate public securities	8,476	786	26	—	9,236	—
U.S. corporate private securities	3,387	148	38	—	3,497	—
Foreign corporate public securities and foreign governments[1]	2,594	192	9	—	2,777	—
Foreign corporate private securities[1]	3,105	155	45	—	3,215	7
Residential mortgage-backed securities:						
Agency	1,878	65	17	6	1,932	—
Non-Agency	639	54	2	6	697	4
Total Residential mortgage-backed securities	2,517	119	19	12	2,629	4
Commercial mortgage-backed securities	1,437	39	6	—	1,470	—
Other asset-backed securities	671	11	1	—	681	2
Total fixed maturities, including securities pledged	23,579	1,599	148	12	25,042	13
Less: Securities pledged	864	104	8	—	960	—
Total fixed maturities	22,715	1,495	140	12	24,082	13
Equity securities	45	15	—	—	60	—
Total fixed maturities and equity securities investments	$ 22,760	$ 1,510	$ 140	$ 12	$ 24,142	$ 13

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income (loss).
[4] Amount excludes $190 of net unrealized gains on impaired available-for-sale securities.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2018, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called or prepaid. MBS and Other ABS are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	548	$	552
After one year through five years		4,184		4,203
After five years through ten years		5,971		5,864
After ten years		8,082		8,266
Mortgage-backed securities		4,883		4,941
Other asset-backed securities		1,230		1,208
Fixed maturities, including securities pledged	$	24,898	$	25,034

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2018 and 2017, the Company did not have any investments in a single issuer, other than obligations of the U.S. Government and government agencies, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables present the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of the dates indicated:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
December 31, 2018								
Communications	$	1,139	$	55	$	21	$	1,173
Financial		2,707		101		47		2,761
Industrial and other companies		7,604		152		214		7,542
Energy		1,884		55		81		1,858
Utilities		2,974		80		74		2,980
Transportation		729		14		17		726
Total	$	17,037	$	457	$	454	$	17,040
December 31, 2017								
Communications	$	1,145	$	114	$	1	$	1,258
Financial		2,750		185		4		2,931
Industrial and other companies		7,953		532		65		8,420
Energy		1,970		159		33		2,096
Utilities		2,725		216		11		2,930
Transportation		697		52		2		747
Total	$	17,240	$	1,258	$	116	$	18,382

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed Maturities

The Company invests in various categories of CMOs, including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of December 31, 2018 and 2017, approximately 52.5% and 52.1%, respectively, of the Company's CMO holdings, were invested in the above mentioned types of CMOs such as interest-only or principal-only strips, that are subject to more prepayment and extension risk than traditional CMOs.

Public corporate fixed maturity securities are distinguished from private corporate fixed maturity securities based upon the manner in which they are transacted. Public corporate fixed maturity securities are issued initially through market intermediaries on a registered basis or pursuant to Rule 144A under the Securities Act of 1933 (the "Securities Act") and are traded on the secondary market through brokers acting as principal. Private corporate fixed maturity securities are originally issued by borrowers directly to investors pursuant to Section 4(a)(2) of the Securities Act, and are traded in the secondary market directly with counterparties, either without the participation of a broker or in agency transactions.

Repurchase Agreements

As of December 31, 2018 and 2017, the Company did not have any securities pledged in dollar rolls, repurchase agreement transactions or reverse repurchase agreements.

Securities Lending

As of December 31, 2018 and 2017, the fair value of loaned securities was $759 and $799, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

If cash is received as collateral, the lending agent retains the cash collateral and invests it in short-term liquid assets on behalf of the Company. As of December 31, 2018 and 2017, cash collateral retained by the lending agent and invested in short-term liquid assets on the Company's behalf was $719 and $744, respectively, and is recorded in Short-term investments under securities loan agreements, including collateral delivered on the Consolidated Balance Sheets. As of December 31, 2018 and 2017, liabilities to return collateral of $719 and $744, respectively, are included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets.

The Company accepts non-cash collateral in the form of securities. The securities retained as collateral by the lending agent may not be sold or re-pledged, except in the event of default, and are not reflected on the Company's Consolidated Balance Sheets. This collateral generally consists of U.S. Treasury, U.S. Government agency securities and MBS pools. As of December 31, 2018 and 2017, the fair value of securities retained as collateral by the lending agent on the Company's behalf was $67 and $61, respectively.

The following table presents borrowings under securities lending transactions by asset class pledged for the dates indicated:

	December 31, 2018[1][2]	December 31, 2017[1][2]
U.S. Treasuries	$ 92	$ 177
U.S. corporate public securities	523	460
Foreign corporate public securities and foreign governments	170	168
Equity Securities	1	—
Payables under securities loan agreements	$ 786	$ 805

[1] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include cash collateral of $719 and $744, respectively.
[2] As of December 31, 2018 and December 31, 2017, borrowings under securities lending transactions include non-cash collateral of $67 and $61, respectively.

The Company's securities lending activities are conducted on an overnight basis, and all securities loaned can be recalled at any time. The Company does not offset assets and liabilities associated with its securities lending program.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Variable Interest Entities

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company did not provide any non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the investments in VIEs was $583 and $411 as of December 31, 2018 and 2017, respectively; these investments are included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

Securitizations

The Company invests in various tranches of securitization entities, including RMBS, CMBS and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs. The Company's involvement with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company, through its investments or other arrangements, does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and will not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements and unrealized capital gains (losses) on these securities are recorded directly in AOCI, except for certain RMBS that are accounted for under the FVO for which changes in fair value are reflected in Other net realized gains (losses) in the Consolidated Statements of Operations. The Company's maximum exposure to loss on these structured investments is limited to the amount of its investment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2018:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ —	$ —	$ —	$ —	$ 15	$ —	$ 15	$ —
State, municipalities and political subdivisions	60	—	131	3	88	5	279	8
U.S. corporate public securities	1,285	37	1,775	94	535	50	3,595	181
U.S. corporate private securities	639	13	863	27	579	66	2,081	106
Foreign corporate public securities and foreign governments	503	12	656	42	169	26	1,328	80
Foreign corporate private securities	604	10	900	67	221	20	1,725	97
Residential mortgage-backed	345	6	215	5	412	21	972	32
Commercial mortgage-backed	447	6	418	10	312	12	1,177	28
Other asset-backed	476	11	416	16	61	1	953	28
Total	$ 4,359	$ 95	$ 5,374	$ 264	$ 2,392	$ 201	$ 12,125	$ 560

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2017:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
U.S. Treasuries	$ 18	$ —	$ —	$ —	$ 12	$ —	$ 30	$ —
State, municipalities and political subdivisions	34	—	1	—	91	4	126	4
U.S. corporate public securities	504	11	—	—	304	15	808	26
U.S. corporate private securities	226	2	46	2	499	34	771	38
Foreign corporate public securities and foreign governments	148	1	5	—	99	8	252	9
Foreign corporate private securities	135	38	13	—	161	7	309	45
Residential mortgage-backed	263	5	26	1	438	13	727	19
Commercial mortgage-backed	436	5	19	—	50	1	505	6
Other asset-backed	95	1	9	—	38	—	142	1
Total	$1,859	$ 63	$ 119	$ 3	$1,692	$ 82	$3,670	$ 148

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities was 92.2% and 95.4% of the average book value as of December 31, 2018 and 2017, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
Six months or less below amortized cost	$ 4,531	$ 88	$ 106	$ 21	826	25
More than six months and twelve months or less below amortized cost	5,535	73	235	27	1,063	6
More than twelve months below amortized cost	2,378	80	144	27	519	5
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
Six months or less below amortized cost	$ 1,883	$ 67	$ 30	$ 38	433	7
More than six months and twelve months or less below amortized cost	128	7	4	2	37	1
More than twelve months below amortized cost	1,661	72	53	21	335	7
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of the dates indicated:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
December 31, 2018						
U.S. Treasuries	$ 15	$ —	$ —	$ —	5	—
State, municipalities and political subdivisions	287	—	8	—	132	—
U.S. corporate public securities	3,721	55	164	17	796	8
U.S. corporate private securities	2,120	67	84	22	245	2
Foreign corporate public securities and foreign governments	1,348	60	65	15	307	9
Foreign corporate private securities	1,765	57	76	21	157	6
Residential mortgage-backed	1,004	—	32	—	301	8
Commercial mortgage-backed	1,205	—	28	—	228	—
Other asset-backed	979	2	28	—	237	3
Total	$ 12,444	$ 241	$ 485	$ 75	2,408	36
December 31, 2017						
U.S. Treasuries	$ 30	$ —	$ —	$ —	6	—
State, municipalities and political subdivisions	130	—	4	—	96	—
U.S. corporate public securities	828	6	24	2	167	2
U.S. corporate private securities	743	66	18	20	71	2
Foreign corporate public securities and foreign governments	254	7	7	2	61	1
Foreign corporate private securities	288	66	8	37	35	6
Residential mortgage-backed	746	—	19	—	194	3
Commercial mortgage-backed	511	—	6	—	131	—
Other asset-backed	142	1	1	—	44	1
Total	$ 3,672	$ 146	$ 87	$ 61	805	15

Investments with fair values less than amortized cost are included in the Company's other-than-temporary impairment analysis. Impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for "other-than-temporary impairments" each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios reflecting current home prices of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired (typically pre-2008) indicates the amount and the pace of projected cash flows from the underlying collateral has generally been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on the valuation of a particular security within the trust will also be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructuring when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2018, the Company did not have any new commercial mortgage loan or private placement troubled debt restructuring. As of December 31, 2017, the Company did not have any new commercial mortgage loan troubled debt restructuring and had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $3.

As of December 31, 2018 and 2017, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

Mortgage Loans on Real Estate

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates mortgage loans based on relevant current information including a review of loan-specific credit quality, property characteristics and market trends. The components to evaluate debt service coverage are received and reviewed at least annually to determine the level of risk.

The following table summarizes the Company's investment in mortgage loans as of the dates indicated:

	December 31, 2018			December 31, 2017		
	Impaired	Non Impaired	Total	Impaired	Non Impaired	Total
Commercial mortgage loans	$ 4	$ 4,915	$ 4,919	$ 4	$ 4,907	$ 4,911
Collective valuation allowance for losses	N/A	(1)	(1)	N/A	(1)	(1)
Total net commercial mortgage loans	$ 4	$ 4,914	$ 4,918	$ 4	$ 4,906	$ 4,910

N/A - Not Applicable

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2018, 2017 and 2016.

The following table summarizes the activity in the allowance for losses for commercial mortgage loans for the periods indicated:

	December 31, 2018	December 31, 2017
Collective valuation allowance for losses, balance at January 1	$ 1	$ 1
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1	$ 1

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of the dates indicated:

	December 31, 2018	December 31, 2017
Impaired loans without allowances for losses	$ 4	$ 4
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 4	$ 4
Unpaid principal balance of impaired loans	$ 5	$ 6

As of December 31, 2018 and 2017, the Company did not have any impaired loans with allowances for losses.

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2018 and 2017.

There was one loan 60 days or less in arrears, with respect to principal and interest as of December 31, 2018, with a total amortized cost of $6. There were no loans in arrears, with respect to principal and interest as of December 31, 2017.

The following table presents information on the average investment during the period in impaired loans and interest income recognized on impaired and troubled debt restructured loans for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Impaired loans, average investment during the period (amortized cost)[1]	$ 4	$ 4	$ 8
Interest income recognized on impaired loans, on an accrual basis[1]	—	—	—
Interest income recognized on impaired loans, on a cash basis[1]	—	—	—
Interest income recognized on troubled debt restructured loans, on an accrual basis	—	—	—

[1] Includes amounts for Troubled debt restructured loans.

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that a property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables present the LTV and DSC ratios as of the dates indicated:

	Recorded Investment						
	Debt Service Coverage Ratios						
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2018 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 284	$ 24	$ 23	$ —	$ —	$ 331	6.7%
>50% - 60%	1,133	40	11	—	—	1,184	24.1%
>60% - 70%	2,070	328	503	34	26	2,961	60.2%
>70% - 80%	213	87	66	19	4	389	7.9%
>80% and above	18	5	10	—	21	54	1.1%
Total	$ 3,718	$ 484	$ 613	$ 53	$ 51	$ 4,919	100.0%

[1] Balances do not include collective valuation allowance for losses.

	Recorded Investment						
	Debt Service Coverage Ratios						
	> 1.5x	>1.25x - 1.5x	>1.0x - 1.25x	< 1.0x	Commercial mortgage loans secured by land or construction loans	Total	% of Total
December 31, 2017 [1]							
Loan-to-Value Ratios:							
0% - 50%	$ 297	$ 30	$ —	$ 14	$ —	$ 341	6.9%
>50% - 60%	1,205	25	21	—	5	1,256	25.7%
>60% - 70%	2,241	228	534	39	—	3,042	61.9%
>70% - 80%	154	57	45	—	6	262	5.3%
>80% and above	5	—	—	1	4	10	0.2%
Total	$ 3,902	$ 340	$ 600	$ 54	$ 15	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of the dates indicated:

| | December 31, 2018 [1] | | December 31, 2017 [1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 994	20.2%	$ 985	20.1%
South Atlantic	1,011	20.5%	982	20.0%
Middle Atlantic	1,039	21.2%	1,097	22.4%
West South Central	566	11.5%	552	11.2%
Mountain	458	9.3%	457	9.3%
East North Central	465	9.5%	468	9.5%
New England	75	1.5%	77	1.6%
West North Central	258	5.2%	243	4.9%
East South Central	53	1.1%	50	1.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

| | December 31, 2018 [1] | | December 31, 2017 [1] | |
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Retail	$ 1,335	27.2%	$ 1,383	28.1%
Industrial	1,323	26.9%	1,326	27.0%
Apartments	1,104	22.4%	948	19.3%
Office	791	16.1%	829	16.9%
Hotel/Motel	111	2.3%	177	3.6%
Mixed Use	46	0.9%	52	1.1%
Other	209	4.2%	196	4.0%
Total Commercial mortgage loans	$ 4,919	100.0%	$ 4,911	100.0%

[1] Balances do not include collective valuation allowance for losses.

The following table presents mortgages by year of origination as of the dates indicated:

	December 31, 2018 [1]	December 31, 2017 [1]
Year of Origination:		
2018	$ 375	$ —
2017	1,108	1,086
2016	906	867
2015	589	703
2014	490	538
2013	585	644
2012 and prior	866	1,073
Total Commercial mortgage loans	$ 4,919	$ 4,911

[1] Balances do not include collective valuation allowance for losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities, in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following table identifies the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income (loss) by type for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 6	2	$ — *	3	$ 3	2
Foreign corporate public securities and foreign governments[1]	2	3	2	3	12	3
Foreign corporate private securities[1]	9	1	9	2	1	2
Residential mortgage-backed	3	58	1	17	3	25
Commercial mortgage-backed	— *	1	— *	1	—	—
Other asset-backed	— *	1	—	—	—	—
Total	$ 20	66	$ 12	26	$ 19	32

[1] Primarily U.S. dollar denominated.

*Less than $1.

The above table includes $14, $12 and $1 of write-downs related to credit impairments for the years ended December 31, 2018, 2017 and 2016, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $6 and $18 in write-downs for the years ended December 31, 2018 and 2016, respectively, are related to intent impairments. There were immaterial write-downs related to intent impairments for the year ended December 31, 2017.

The following table summarizes these intent impairments, which are also recognized in earnings, by type for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
	Impairment	**No. of Securities**	**Impairment**	**No. of Securities**	**Impairment**	**No. of Securities**
U.S. corporate public securities	$ 5	2	$ — *	3	$ 4	1
Foreign corporate public securities and foreign governments[1]	—	—	—	—	12	2
Residential mortgage-backed	1	22	— *	6	2	4
Commercial mortgage-backed	— *	1	— *	1	—	—
Total	$ 6 *	25	$ — *	10	$ 18	7

[1] Primarily U.S. dollar denominated.

*Less than $1.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Balance at January 1	$ 16	$ 9	$ 19
Additional credit impairments:			
On securities not previously impaired	—	9	—
On securities previously impaired	1	—	1
Reductions:			
Securities intent impaired	12	—	—
Increase in cash flows	—	—	2
Securities sold, matured, prepaid or paid down	—	2	9
Balance at December 31	$ 5	$ 16	$ 9

Net Investment Income

The following table summarizes Net investment income for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Fixed maturities	$ 1,363	$ 1,302	$ 1,325
Equity securities	5	4	4
Mortgage loans on real estate	220	211	191
Policy loans	9	10	12
Short-term investments and cash equivalents	3	1	1
Other	95	60	30
Gross investment income	1,695	1,588	1,563
Less: investment expenses	72	68	62
Net investment income	$ 1,623	$ 1,520	$ 1,501

As of December 31, 2018 and 2017, the Company had $1 and $3, respectively, of investments in fixed maturities that did not produce net investment income. Fixed maturities are moved to a non-accrual status when the investment defaults.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Such interest income is recorded in Net investment income in the Consolidated Statements of Operations.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) comprise the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within products and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. Upon the adoption of ASU 2016-01 as of January 1, 2018, realized capital gains (losses) also include changes in fair value of equity securities. The cost of the investments on disposal is generally determined based on FIFO methodology.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Fixed maturities, available-for-sale, including securities pledged	$	(69)	$	(29)	$	(70)
Fixed maturities, at fair value option		(227)		(226)		(201)
Equity securities		(4)		—		—
Derivatives		(36)		9		51
Embedded derivatives - fixed maturities		(4)		(5)		(6)
Guaranteed benefit derivatives		94		55		13
Other investments		4		(4)		—
Net realized capital gains (losses)	$	(242)	$	(200)	$	(213)

For the year ended December 31, 2018, the change in fair value of equity securities still held as of December 31, 2018 was $(4).

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the periods indicated:

	Year Ended December 31,					
	2018		**2017**		**2016**	
Proceeds on sales	$	2,498	$	2,916	$	1,825
Gross gains		14		30		20
Gross losses		50		39		85

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

3.   **Derivative Financial Instruments**

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns or to assume credit exposure on certain assets that the Company does not own. Payments are made to, or received from, the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

Currency forwards: The Company utilizes currency forward contracts to hedge currency exposure related to invested assets. The Company utilizes these contracts in non-qualifying hedging relationships.

Futures: The Company uses interest rate futures contracts to hedge its exposure to market risks due to changes in interest rates. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margins, with the exchange, on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships. The Company may also use futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of fixed index annuity ("FIA") contracts.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Options: The Company uses equity options to hedge against an increase in various equity indices. Such increases may result in increased payments to the holders of the FIA contracts. The Company pays an upfront premium to purchase these options. The Company utilizes these options in non-qualifying hedging relationships.

Managed custody guarantees ("MCGs"): The Company issues certain credited rate guarantees on variable fixed income portfolios that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain products that contain embedded derivatives for which market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/ spreads. In addition, the Company has entered into coinsurance with funds withheld arrangements, accounted for under the deposit method, that contain embedded derivatives.

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and equity market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement, which provides the Company with the legal right of offset. However, in accordance with the Chicago Mercantile Exchange ("CME") rule changes related to the variation margin payments, effective the first quarter of 2017, the Company is required to adjust the derivative balances with the variation margin payments related to our cleared derivatives executed through CME.

The notional amounts and fair values of derivatives were as follows as of the dates indicated:

	December 31, 2018			December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting[1]						
Cash flow hedges:						
Interest rate contracts	$ 35	$ —	$ —	$ 35	$ —	$ —
Foreign exchange contracts	620	10	20	533	—	52
Derivatives: Non-qualifying for hedge accounting[1]						
Interest rate contracts	19,280	117	76	18,769	117	20
Foreign exchange contracts	12	—	—	26	—	—
Equity contracts	98	1	1	154	9	7
Credit contracts	201	—	2	771	10	6
Embedded derivatives and Managed custody guarantees:						
Within fixed maturity investments	N/A	9	—	N/A	12	—
Within products	N/A	—	15	N/A	—	117
Within reinsurance agreements	N/A	—	(80)	N/A	—	(21)
Managed custody guarantees	N/A	—	—	N/A	—	—
Total		$ 137	$ 34		$ 148	$ 181

[1] Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value.
N/A - Not Applicable

Based on the notional amounts, a substantial portion of the Company's derivative positions was not designated or did not qualify for hedge accounting as part of a hedging relationship as of December 31, 2018 and 2017. The Company utilizes derivative contracts mainly to hedge exposure to variability in cash flows, interest rate risk, credit risk, foreign exchange risk and equity market risk. The majority of derivatives used by the Company are designated as product hedges, which hedge the exposure arising from insurance liabilities or guarantees embedded in the contracts the Company offers through various product lines. These derivatives do not qualify for hedge accounting as they do not meet the criteria of being "highly effective" as outlined in ASC Topic 815, but do provide an economic hedge, which is in line with the Company's risk management objectives. The Company also uses derivatives contracts to hedge its exposure to various risks associated with the investment portfolio. The Company does not seek hedge accounting treatment for certain of these derivatives as they generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules outlined in ASC Topic 815. The Company also uses credit default swaps coupled with

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

other investments in order to produce the investment characteristics of otherwise permissible investments that do not qualify as effective accounting hedges under ASC Topic 815.

Although the Company has not elected to net its derivative exposures, the notional amounts and fair values of Over-The-Counter ("OTC") and cleared derivatives excluding exchange traded contracts and forward contracts (To Be Announced mortgage-backed securities) are presented in the tables below as of the dates indicated:

	December 31, 2018		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 201	$ —	$ 2
Equity contracts	98	1	1
Foreign exchange contracts	632	10	20
Interest rate contracts	17,478	117	76
		128	99
Counterparty netting[1]		(88)	(88)
Cash collateral netting[1]		(37)	(2)
Securities collateral netting[1]		—	(9)
Net receivables/payables		$ 3	$ —

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

	December 31, 2017		
	Notional Amount	Asset Fair Value	Liability Fair Value
Credit contracts	$ 771	$ 10	$ 6
Equity contracts	154	9	7
Foreign exchange contracts	559	—	52
Interest rate contracts	17,286	117	20
		136	85
Counterparty netting[1]		(50)	(50)
Cash collateral netting[1]		(84)	—
Securities collateral netting[1]		—	(30)
Net receivables/payables		$ 2	$ 5

[1]Represents the netting of receivable balances with payable balances, net of collateral, for the same counterparty under eligible netting agreements.

Collateral

Under the terms of the OTC Derivative International Swaps and Derivatives Association, Inc. ("ISDA") agreements, the Company may receive from, or deliver to, counterparties collateral to assure that terms of the ISDA agreements will be met with regard to the Credit Support Annex ("CSA"). The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. To the extent cash collateral is received and delivered, it is included in Payables under securities loan agreements, including collateral held and Short-term investments under securities loan agreements, including collateral delivered, respectively, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the CSA to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2018, the Company held $17 and $21 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. As of December 31, 2017, the Company held $11 and $74 of net cash collateral related to OTC derivative contracts and cleared derivative contracts, respectively. In addition, as of December 31, 2018, the Company delivered $123 of securities and held no securities as collateral. As of December 31, 2017, the Company delivered $161 of securities and held no securities as collateral.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized gains (losses) on derivatives were as follows for the periods indicated:

	Year Ended December 31,		
	2018	2017	2016
Derivatives: Qualifying for hedge accounting[1]			
Cash flow hedges:			
Interest rate contracts	$ —	$ 1	$ —
Foreign exchange contracts	8	12	(2)
Derivatives: Non-qualifying for hedge accounting[2]			
Interest rate contracts	(44)	(7)	50
Foreign exchange contracts	1	(3)	(1)
Equity contracts	—	1	1
Credit contracts	(1)	5	3
Embedded derivatives and Managed custody guarantees:			
Within fixed maturity investments[2]	(4)	(5)	(6)
Within products[2]	94	55	12
Within reinsurance agreements[3]	58	(22)	(28)
Managed custody guarantees[2]	—	—	1
Total	$ 112	$ 37	$ 30

[1] Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are amortized through Net investment income and the ineffective portion is recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2018, 2017 and 2016, ineffective amounts were immaterial.
[2] Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] Changes in value are included in Interest credited and other benefits to contract owners/policyholders in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. As of December 31, 2018, the fair value of credit default swaps of $2 was included in Derivatives liabilities on the Consolidated Balance Sheets. As of December 31, 2017, the fair value of credit default swaps of $10 and $6 was included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2018 and December 31, 2017, the maximum potential future exposure to the Company was $5 and $497, respectively, on credit default swaps. These instruments are typically written for a maturity period of 5 years and contain no recourse provisions. If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

   •   Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 679	$ 59	$ —	$ 738
U.S. Government agencies and authorities	—	—	—	—
State, municipalities and political subdivisions	—	764	—	764
U.S. corporate public securities	—	7,987	28	8,015
U.S. corporate private securities	—	2,882	771	3,653
Foreign corporate public securities and foreign governments[1]	—	2,540	—	2,540
Foreign corporate private securities [1]	—	3,051	124	3,175
Residential mortgage-backed securities	—	3,026	10	3,036
Commercial mortgage-backed securities	—	1,893	12	1,905
Other asset-backed securities	—	1,114	94	1,208
Total fixed maturities, including securities pledged	679	23,316	1,039	25,034
Equity securities	7	—	50	57
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	10	—	10
Equity contracts	—	1	—	1
Credit contracts	—	—	—	—
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	—	—	1,207
Assets held in separate accounts	61,457	5,805	61	67,323
Total assets	$ 63,350	$ 29,249	$ 1,150	$ 93,749
Percentage of Level to total	68%	31%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 11	$ 11
Stabilizer and MCGs	—	—	4	4
Other derivatives:				
Interest rate contracts	—	76	—	76
Foreign exchange contracts	—	20	—	20
Equity contracts	—	1	—	1
Credit contracts	—	2	—	2
Embedded derivative on reinsurance	—	(80)	—	(80)
Total liabilities	$ —	$ 19	$ 15	$ 34

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 597	$ 59	$ —	$ 656
U.S. Government agencies and authorities	—	3	—	3
State, municipalities and political subdivisions	—	878	—	878
U.S. corporate public securities	—	9,210	26	9,236
U.S. corporate private securities	—	2,855	642	3,497
Foreign corporate public securities and foreign governments[1]	—	2,777	—	2,777
Foreign corporate private securities [1]	—	3,123	92	3,215
Residential mortgage-backed securities	—	2,608	21	2,629
Commercial mortgage-backed securities	—	1,463	7	1,470
Other asset-backed securities	—	638	43	681
Total fixed maturities, including securities pledged	597	23,614	831	25,042
Equity securities, available-for-sale	10	—	50	60
Derivatives:				
Interest rate contracts	—	117	—	117
Foreign exchange contracts	—	—	—	—
Equity contracts	—	9	—	9
Credit contracts	—	10	—	10
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,078	—	—	1,078
Assets held in separate accounts	67,966	5,059	11	73,036
Total assets	$ 69,651	$ 28,809	$ 892	$ 99,352
Percentage of Level to total	70%	29%	1%	100%
Liabilities:				
Derivatives:				
Guaranteed benefit derivatives:				
FIA	$ —	$ —	$ 20	$ 20
Stabilizer and MCGs	—	—	97	97
Other derivatives:				
Interest rate contracts	—	20	—	20
Foreign exchange contracts	—	52	—	52
Equity contracts	—	7	—	7
Credit contracts	—	6	—	6
Embedded derivative on reinsurance	—	(21)	—	(21)
Total liabilities	$ —	$ 64	$ 117	$ 181

[1] Primarily U.S. dollar denominated.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement that is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation approaches when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of exit price and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third-party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fixed maturities: The fair values for actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category primarily include certain U.S. Treasury securities.

For fixed maturities classified as Level 2 assets, fair values are determined using a matrix-based market approach, based on prices obtained from third-party commercial pricing services and the Company's matrix and analytics-based pricing models, which in each case incorporate a variety of market observable information as valuation inputs. The market observable inputs used for these fair value measurements, by fixed maturity asset class, are as follows:

> *U.S. Treasuries:* Fair value is determined using third-party commercial pricing services, with the primary inputs being stripped interest and principal U.S. Treasury yield curves that represent a U.S. Treasury zero-coupon curve.

> *U.S. Government agencies and authorities, State, municipalities and political subdivisions:* Fair value is determined using third-party commercial pricing services, with the primary inputs being U.S. Treasury yield curves, trades of comparable securities, credit spreads off benchmark yields and issuer ratings.

> *U.S. corporate public securities, Foreign corporate public securities, and foreign governments:* Fair value is determined using third-party commercial pricing services, with the primary inputs being benchmark yields, trades of comparable securities, issuer ratings, bids and credit spreads off benchmark yields.

> *U.S. corporate private securities and Foreign corporate private securities:* Fair values are determined using a matrix and analytics-based pricing model. The model incorporates the current level of risk-free interest rates, current corporate credit spreads, credit quality of the issuer and cash flow characteristics of the security. The model also considers a liquidity spread, the value of any collateral, the capital structure of the issuer, the presence of guarantees, and prices and quotes for comparably rated publicly traded securities.

> *RMBS, CMBS and ABS:* Fair value is determined using third-party commercial pricing services, with the primary inputs being credit spreads off benchmark yields, prepayment speed assumptions, current and forecasted loss severity, debt service coverage ratios, collateral type, payment priority within tranche and the vintage of the loans underlying the security.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades or monitoring of trading volumes.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. The Company uses OIS for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced by third party vendors or by using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3.The remaining derivative instruments are valued based on market observable inputs and are classified as Level 2.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Guaranteed benefit derivatives: The index-crediting feature in the Company's FIA contract is an embedded derivative that is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative includes an adjustment for nonperformance risk. The nonperformance risk adjustment incorporates a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Embedded derivatives on reinsurance: The carrying value of embedded derivatives is estimated based upon the change in the fair value of the assets supporting the funds withheld payable under reinsurance agreements. The fair value of the embedded derivatives is based on market observable inputs and is classified as Level 2.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2018 and 2017. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2018

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 26	$ —	$ —	$ 22	$ —	$ (5)	$ —	$ —	$ (15)	$ 28	$ —
U.S. Corporate private securities	642	—	(31)	184	—	(4)	(32)	20	(8)	771	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	92	(9)	14	93	—	(56)	(10)	—	—	124	(9)
Residential mortgage-backed securities	21	(5)	—	41	—	(40)	—	—	(7)	10	(5)
Commercial mortgage-backed securities	7	—	—	13	—	—	(1)	—	(7)	12	—
Other asset-backed securities	43	—	(2)	56	—	—	(4)	22	(21)	94	—
Total fixed maturities, including securities pledged	831	(14)	(19)	409	—	(105)	(47)	42	(58)	1,039	(14)
Equity securities	50	(4)	—	4	—	—	—	—	—	50	(4)
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(97)	96	—	—	(3)	—	—	—	—	(4)	—
FIA[2]	(20)	(2)	—	—	2	—	9	—	—	(11)	(11)
Assets held in separate accounts[5]	11	—	—	67	—	(6)	—	—	(11)	61	—

[1] Primarily U.S. dollar denominated.

[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.

[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the period indicated:

Year Ended December 31, 2017

	Fair Value as of January 1	Total Realized/Unrealized Gains (Losses) Included in: Net Income	OCI	Purchases	Issuances	Sales	Settlements	Transfers into Level 3[3]	Transfers out of Level 3[3]	Fair Value as of December 31	Change in Unrealized Gains (Losses) Included in Earnings[4]
Fixed maturities, including securities pledged:											
U.S. Corporate public securities	$ 7	$ —	$ —	$ 11	$ —	$ —	$ (1)	$ 9	$ —	$ 26	$ —
U.S. Corporate private securities	525	—	10	61	—	(1)	(12)	69	(10)	642	—
Foreign corporate public securities and foreign governments[1]	—	—	—	—	—	—	—	—	—	—	—
Foreign corporate private securities[1]	154	(9)	(37)	31	—	—	(14)	—	(33)	92	(9)
Residential mortgage-backed securities	21	(7)	—	5	—	—	—	2	—	21	(7)
Commercial mortgage-backed securities	10	—	—	7	—	—	—	—	(10)	7	—
Other asset-backed securities	27	—	1	32	—	—	(2)	—	(15)	43	—
Total fixed maturities, including securities pledged	744	(16)	(26)	147	—	(1)	(29)	80	(68)	831	(16)
Equity securities, available-for-sale	48	—	—	2	—	—	—	—	—	50	—
Derivatives:											
Guaranteed benefit derivatives:											
Stabilizer and MCGs[2]	(151)	57	—	—	(3)	—	—	—	—	(97)	—
FIA[2]	(23)	(2)	—	—	—	—	5	—	—	(20)	—
Assets held in separate accounts[5]	6	—	—	18	—	(3)	—	2	(12)	11	—

[1] Primarily U.S. dollar denominated.
[2] All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis. These amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.
[3] The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.
[4] For financial instruments still held as of December 31, amounts are included in Net investment income and Total net realized capital gains (losses) in the Consolidated Statements of Operations.
[5] The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amount for separate account liabilities, which results in a net zero impact on Net income (loss) for the Company.

C-56

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For the years ended December 31, 2018 and 2017, the transfers in and out of Level 3 for fixed maturities and separate accounts were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

Significant Unobservable Inputs

The Company's Level 3 fair value measurements of its fixed maturities, equity securities and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its guaranteed benefit derivatives is presented in the following sections and table.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and policyholder behavior assumptions, such as lapses and partial withdrawals. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is applied based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer holding company credit spreads, adjusted to reflect the credit quality of the Company, as well as an adjustment to reflect the non-default spreads and the priority and recovery rates of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and Company experience may be limited on certain products.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2018:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.5%
Nonperformance risk	0.38% to 1.2%	0.38% to 1.2%
Actuarial Assumptions:		
Partial Withdrawals	0% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2017:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0.1% to 6.3%
Nonperformance risk	0.02% to 1.1%	0.02% to 1.1%
Actuarial Assumptions:		
Partial Withdrawals	0.5% to 7%	—
Lapses	0% to 42% [2]	0% to 50% [3]
Policyholder Deposits[4]	—	0% to 50% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.
[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period.
[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	92%	0-25%	0-15%	0-30%	0-15%
Stabilizer with Recordkeeping Agreements	8%	0-50%	0-30%	0-50%	0-25%
Aggregate of all plans	100%	0-50%	0-30%	0-50%	0-25%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Generally, the following will cause an increase (decrease) in the derivative and embedded derivative fair value liabilities related to Stabilizer and MCG contracts:

- An increase (decrease) in interest rate implied volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

Other Financial Instruments

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The carrying values and estimated fair values of the Company's financial instruments as of the dates indicated:

	December 31, 2018		December 31, 2017	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, including securities pledged	$ 25,034	$ 25,034	$ 25,042	$ 25,042
Equity securities	57	57	60	60
Mortgage loans on real estate	4,918	4,983	4,910	4,924
Policy loans	210	210	214	214
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,207	1,207	1,078	1,078
Derivatives	128	128	136	136
Notes receivable from affiliates	—	—	175	222
Short-term loan to affiliate	—	—	80	80
Other investments	40	40	—	—
Assets held in separate accounts	67,323	67,323	73,036	73,036
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	26,068	29,108	25,314	29,431
Funding agreements with fixed maturities	658	652	—	—
Supplementary contracts, immediate annuities and other	333	354	365	418
Deposit liabilities	77	122	135	198
Derivatives:				
Guaranteed benefit derivatives:				
FIA	11	11	20	20
Stabilizer and MCGs	4	4	97	97
Other derivatives	99	99	85	85
Short-term debt[2]	1	1	—	—
Long-term debt[2]	4	4	5	5
Embedded derivatives on reinsurance	(80)	(80)	(21)	(21)

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Guaranteed benefit derivatives section of the table above.
[2] Included in Other Liabilities on the Consolidated Balance Sheets.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the classification of financial instruments which are not carried at fair value on the Consolidated Balance Sheets:

Financial Instrument	Classification
Mortgage loans on real estate	Level 3
Policy loans	Level 2
Notes receivable from affiliates	Level 2
Short-term loan to affiliate	Level 2
Other investments	Level 2
Funding agreements without fixed maturities and deferred annuities	Level 3
Funding agreements with fixed maturities	Level 2
Supplementary contracts, immediate annuities and other	Level 3
Deposit liabilities	Level 3
Short-term debt and Long-term debt	Level 2

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

The following table presents a rollforward of DAC and VOBA for the periods indicated:

	DAC	VOBA	Total
Balance at January 1, 2016	$ 520	$ 709	$ 1,229
Deferrals of commissions and expenses	74	5	79
Amortization:			
Amortization, excluding unlocking	(72)	(87)	(159)
Unlocking [1]	(24)	(73)	(97)
Interest accrued	38	51 [2]	89
Net amortization included in the Consolidated Statements of Operations	(58)	(109)	(167)
Change in unrealized capital gains/losses on available-for-sale securities	(59)	(68)	(127)
Balance as of December 31, 2016	477	537	1,014
Deferrals of commissions and expenses	75	5	80
Amortization:			
Amortization, excluding unlocking	(76)	(83)	(159)
Unlocking [1]	(61)	(93)	(154)
Interest accrued	37	43 [2]	80
Net amortization included in the Consolidated Statements of Operations	(100)	(133)	(233)
Change in unrealized capital gains/losses on available-for-sale securities	(67)	(42)	(109)
Balance as of December 31, 2017	385	367	752
Deferrals of commissions and expenses	55	6	61
Amortization:			
Amortization, excluding unlocking	(75)	(72)	(147)
Unlocking [1]	(26)	13	(13)
Interest accrued	35	39 [2]	74
Net amortization included in the Consolidated Statements of Operations	(66)	(20)	(86)
Change in unrealized capital gains/losses on available-for-sale securities	162	198	360
Balance as of December 31, 2018	$ 536	$ 551	$ 1,087

[1] DAC/VOBA unlocking includes the impact of annual review of assumptions which typically occurs in the third quarter; and retrospective and prospective unlocking. Additionally, the 2018 amounts include unfavorable unlocking of DAC and VOBA of $25 and $26, respectively, associated with an update to assumptions related to customer consents of changes to guaranteed minimum interest rate provisions. The 2017 amounts include unfavorable unlocking for DAC and VOBA of $80 and $140, respectively, associated with consent acceptances received from customers and expected future acceptances of customer consents to changes related to guaranteed minimum interest rate provisions of certain retirement plan contracts with fixed investment options.

[2] Interest accrued at the following rates for VOBA: 5.5% to 7.0% during 2018, 2017 and 2016.

The estimated amount of VOBA amortization expense, net of interest, during the next five years is presented in the following table. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results and/or changes in best estimates of future results.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Year	Amount
2019	$ 18
2020	15
2021	14
2022	14
2023	14

6. Guaranteed Benefit Features

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2018, the account value for the separate account contracts with guaranteed minimum benefits was $37.9 billion. The additional liability recognized related to minimum guarantees was $11. As of December 31, 2017, the account value for the separate account contracts with guaranteed minimum benefits was $38.1 billion. The additional liability recognized related to minimum guarantees was $103.

The aggregate fair value of fixed income securities and equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2018 and 2017 was $8.6 billion for both periods.

7. Reinsurance

As of December 31, 2018, the Company has reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2018, the Company had an agreement with one of its affiliates, Security Life of Denver International ("SLDI"), which is accounted for under the deposit method of accounting. Refer to the *Related Party Transactions* Note for further detail.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance agreement. As of December 31, 2018 and 2017, the Company had $1.4 billion and $1.5 billion, respectively, related to Reinsurance recoverable from the subsidiary of Lincoln.

Premiums receivable and reinsurance recoverable was comprised of the following as of the dates indicated:

	December 31,	
	2018	**2017**
Reserves ceded and claims recoverable	$ 1,409	$ 1,512
Premiums receivable, net	—	(16)
Total	$ 1,409	$ 1,496

For the years ended December 31, 2018, 2017 and 2016, premiums, net of reinsurance were $41, $48 and $870, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

8.   Capital Contributions, Dividends and Statutory Information

Connecticut insurance law imposes restrictions on a Connecticut insurance company's ability to pay dividends to its parent. These restrictions are based in part on the prior year's statutory income and surplus. In general, dividends up to specified levels are considered ordinary and may be paid without prior approval. Dividends in larger amounts, or extraordinary dividends, are subject to approval by the Connecticut Insurance Commissioner.

Under Connecticut insurance law, an extraordinary dividend or distribution is defined as a dividend or distribution that, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (1) ten percent (10%) of VRIAC's earned statutory surplus at the prior year end or (2) VRIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

During the year ended December 31, 2018, VRIAC declared an ordinary dividend in the amount of $126, which was paid to its Parent on May 25, 2018. During the year ended December 31, 2017, VRIAC declared ordinary dividends to its Parent in the aggregate amount of $265, $261 of which was paid on May 24, 2017 and $4 of which was paid on December 28, 2017.

On March 28, 2018, VFP paid a $20 dividend to VRIAC, its parent; on June 28, 2018, VFP paid a $20 dividend to VRIAC; on September 26, 2018, VFP paid a $20 dividend to VRIAC; and on December 21, 2018, VFP paid a $30 dividend to VRIAC. During the year ended December 31, 2017, VFP paid dividends in the amount of $85 to VRIAC.

On May 25, 2018, DSL, which was a subsidiary of VRIAC at the time, paid a $49 dividend to its then parent, VRIAC. During the year ended December 31, 2017, DSL did not pay any dividends to VRIAC.

During the years ended December 31, 2018 and 2017, VRIAC did not receive any capital contributions from its Parent.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the National Association of Insurance Commissioners ("NAIC"), to RBC requirements, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted depending on specific rules regarding admissibility. The most significant non-admitted assets of the Company are typically a portion of deferred tax assets in excess of prescribed thresholds.

Statutory net income (loss) was $377, $195 and $266, for the years ended December 31, 2018, 2017 and 2016, respectively. Statutory capital and surplus was $2.0 billion and $1.8 billion as of December 31, 2018 and 2017, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

9.   Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of the dates indicated.

	December 31,		
	2018	**2017**	**2016**
Fixed maturities, net of OTTI	$ 127	$ 1,451	$ 862
Equity securities	—	15	15
Derivatives	140	124	201
DAC/VOBA and Sales inducements adjustments on available-for-sale securities	(73)	(433)	(324)
Premium deficiency reserve adjustment	(51)	(115)	(90)
Other	—	5	—
Unrealized capital gains (losses), before tax	143	1,047	664
Deferred income tax asset (liability)	(39)	(234)	(111)
Unrealized capital gains (losses), after tax	104	813	553
Pension and other postretirement benefits liability, net of tax	4	5	6
AOCI	$ 108	$ 818	$ 559

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, including the reclassification adjustments recognized in the Consolidated Statements of Operations were as follows for the periods indicated:

	Year Ended December 31, 2018					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	(1,401)	$	299 [5]	$	(1,102)
Equity securities		— [1]		—		—
Other		(5)		1		(4)
OTTI		8		(2)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		69		(14)		55
DAC/VOBA and Sales inducements		360 [2]		(76)		284
Premium deficiency reserve adjustment		64		(13)		51
Change in unrealized gains/losses on available-for-sale securities		(905)		195		(710)
Derivatives:						
Derivatives		40 [3]		(8)		32
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(24)		5		(19)
Change in unrealized gains/losses on derivatives		16		(3)		13
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [4]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	(890)	$	192	$	(698)

[1] Balance reclassified to Retained earnings due to adoption of ASU 2016-01.
[2] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[3] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[4] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.
[5] Amount includes $9 valuation allowance. See the *Income Taxes* Note these Consolidated Financial Statements for additional information.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2017		
	Before-Tax Amount	Income Tax	After-Tax Amount
Available-for-sale securities:			
Fixed maturities	$ 564	$ (190)	$ 374
Equity securities	—	—	—
Other	5	(2)	3
OTTI	(4)	1	(3)
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations	29	(10)	19
DAC/VOBA and Sales inducements	(109) [1]	42	(67)
Premium deficiency reserve adjustment	(25)	9	(16)
Change in unrealized gains/losses on available-for-sale securities	460	(150)	310
Derivatives:			
Derivatives	(53) [2]	19	(34)
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations	(24)	8	(16)
Change in unrealized gains/losses on derivatives	(77)	27	(50)
Pension and other postretirement benefits liability:			
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations	(2) [3]	1	(1)
Change in pension and other postretirement benefits liability	(2)	1	(1)
Change in Other comprehensive income (loss)	$ 381	$ (122)	$ 259

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

	Year Ended December 31, 2016					
	Before-Tax Amount		Income Tax		After-Tax Amount	
Available-for-sale securities:						
Fixed maturities	$	346	$	(121)	$	225
Equity securities		1		—		1
Other		—		—		—
OTTI		9		(3)		6
Adjustments for amounts recognized in Net realized capital gains (losses) in the Consolidated Statements of Operations		70		(25)		45
DAC/VOBA and Sales inducements		(128) [1]		45		(83)
Premium deficiency reserve adjustment		(23)		8		(15)
Change in unrealized gains/losses on available-for-sale securities		275		(96)		179
Derivatives:						
Derivatives		11 [2]		(4)		7
Adjustments related to effective cash flow hedges for amounts recognized in Net investment income in the Consolidated Statements of Operations		(19)		7		(12)
Change in unrealized gains/losses on derivatives		(8)		3		(5)
Pension and other postretirement benefits liability:						
Amortization of prior service cost recognized in Operating expenses in the Consolidated Statements of Operations		(1) [3]		—		(1)
Change in pension and other postretirement benefits liability		(1)		—		(1)
Change in Other comprehensive income (loss)	$	266	$	(93)	$	173

[1] See the *Deferred Policy Acquisition Costs and Value of Business Acquired* Note to these Consolidated Financial Statements for additional information.
[2] See the *Derivative Financial Instruments* Note to these Consolidated Financial Statements for additional information.
[3] See the *Benefit Plans* Note to these Consolidated Financial Statements for amounts reported in Net Periodic (Benefit) Costs.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the periods indicated:

	2018	**2017**	**2016**
		Year Ended December 31,	
Current tax expense (benefit):			
Federal	$ 25	$ 37	$ 24
Total current tax expense (benefit)	25	37	24
Deferred tax expense (benefit):			
Federal	49	(158)	(3)
Total deferred tax expense (benefit)	49	(158)	(3)
Total income tax expense (benefit)	$ 74	$ (121)	$ 21

Income taxes were different from the amount computed by applying the federal income tax rate to Income (loss) before income taxes for the following reasons for the periods indicated:

	2018	**2017**	**2016**
		Year Ended December 31,	
Income (loss) before income taxes	$ 569	$ 89	$ 134
Tax rate	21.0%	35.0 %	35.0%
Income tax expense (benefit) at federal statutory rate	119	31	47
Tax effect of:			
Dividends received deduction	(49)	(36)	(27)
Valuation allowance	9	(5)	(2)
Tax Credit	—	5	2
Effect of Tax Reform	—	(116)	—
Other	(5)	—	1
Income tax expense (benefit)	$ 74	$ (121)	$ 21
Effective tax rate	13.0%	(136.0)%	15.7%

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction, tax reserves, and deferred acquisition costs; (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017; and (4) changing how alternative minimum tax (AMT) credits can be realized. Tax Reform eliminated the corporate AMT and allows the AMT credit carryforward to be refunded over the next 4 years. Any refundable corporate AMT credit is not subject to the sequestration requirements of the Balanced Budget and Emergency Deficit Control Act of 1985, as amended.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allowed the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to the provisional estimate and additional impacts from Tax Reform were recorded during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. In 2018, the Company finalized the impacts of Tax Reform.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of the dates indicated, are presented below.

	December 31,	
	2018	2017
Deferred tax assets		
Insurance reserves	$ 74	$ 125
Investments	79	75
Compensation and benefits	51	55
Other assets	—	3
Total gross assets	204	258
Deferred tax liabilities		
Net unrealized investment (gains) losses	(45)	(311)
Deferred policy acquisition costs	(205)	(134)
Other liabilities	(18)	—
Total gross liabilities	(268)	(445)
Net deferred income tax asset (liability)	$ (64)	$ (187)

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2018 and 2017, the Company had no valuation allowance. However, the application of intra-period tax allocation rules to benefits associated with capital deferred tax assets resulted in a valuation allowance as of December 31, 2018 and 2017 of $128 and $119, respectively, in continuing operations, offset by a corresponding benefit in Other comprehensive income.

For the year ended December 31, 2018, the application of the intra-period tax allocation rules to capital deferred assets resulted in an increase of $9 in the valuation allowance within continuing operations, offset by a benefit of $9 within Other comprehensive income. For the years ended 2017 and 2016, the decreases in the valuation allowance were $5 and $2, respectively, all of which were allocated to continuing operations.

Tax Sharing Agreement

The Company had a (payable)/receivable to/from Voya Financial of $35 and $(23) as of December 31, 2018 and 2017, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of Voya Financial. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC Topic 740) as if the Company were a separate taxpayer rather than a member of Voya Financial's consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit) for the periods indicated above. However, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Unrecognized Tax Benefits

The Company had no unrecognized tax benefits as of December 31, 2018 and December 31, 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2018 and December 31, 2017.

Tax Regulatory Matters

For the tax years 2016 through 2019, Voya Financial participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial for the period ended December 31, 2016. Voya Financial is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial expects the examination to be finalized within the next twelve months.

11.   Benefit Plans

Defined Benefit Plan

Voya Services Company sponsors the Voya Retirement Plan (the "Retirement Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). Beginning January 1, 2012, the Retirement Plan adopted a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible compensation. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash pension balance benefit is portable; participants can take it if they leave the Company.

The costs allocated to the Company for its employees' participation in the Retirement Plan were $7, $8 and $8 for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

Voya Services Company sponsors the Voya Savings Plan (the "Savings Plan"). Substantially all employees of Voya Services Company and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria ("Career Agents"). The Savings Plan is a tax qualified defined contribution plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. Voya Services Company matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule. Contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $10, $11 and $10, for the years ended December 31, 2018, 2017 and 2016, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

The Company, in conjunction with Voya Services Company, offers certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants began accruing benefits under Voya Services SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with Voya Services Company, sponsors the Pension Plan for Certain Producers of Voya Retirement Insurance and Annuity Company (the "Agents Non-Qualified Plan"). This plan covers Career Agents. The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and Voya Services Company. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following table summarizes the benefit obligations for the SERPs and Agents Non-Qualified Plan as of December 31, 2018 and 2017:

	Year Ended December 31,			
	2018		2017	
Change in benefit obligation:				
Benefit obligation, January 1	$	88	$	88
Interest cost		3		4
Benefits paid		(7)		(5)
Actuarial (gains) losses on obligation		(4)		1
Benefit obligation, December 31	$	80	$	88

Amounts recognized on the Consolidated Balance Sheets in Other liabilities and in AOCI were as follows as of December 31, 2018 and 2017:

	December 31,			
	2018		2017	
Accrued benefit cost	$	(80)	$	(88)
Accumulated other comprehensive income (loss):				
Prior service cost (credit)		—		(1)
Net amount recognized	$	(80)	$	(89)

Assumptions

The discount rate used in the measurement of the December 31, 2018 and 2017 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2018	2017
Discount rate	4.46%	3.85%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the SERPs and Agents Non-Qualified Plan.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average discount rate used in calculating the net pension cost was as follows:

	2018	2017	2016
Discount rate	3.85%	4.55%	4.81%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan were as follows for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31,		
	2018	2017	2016
Interest cost	$ 3	$ 4	$ 4
Amortization of prior service cost (credit)	(1)	(1)	(1)
Net (gain) loss recognition	(4)	1	1
Net periodic (benefit) cost	$ (2)	$ 4	$ 4

Cash Flows

The following table summarizes the expected benefit payments related to the SERPs and Agents Non-Qualified Plan for the years indicated:

2019	$ 6
2020	6
2021	6
2022	6
2023	6
2024-2028	27

In 2019, the Company is expected to contribute $6 to the SERPs and Agents Non-Qualified Plan.

Share Based Compensation Plans

Certain employees of the Company participate in the 2013 and 2014 Omnibus Employee Incentive Plans ("the Omnibus Plans") sponsored by Voya Financial. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units ("RSUs"), performance share units ("PSUs"), and stock options.

The Company was allocated compensation expense from Voya Financial of $23, $24 and $22 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognized tax benefits of $5, $9 and $8 for the years ended 2018, 2017 and 2016, respectively. Prior to January 1, 2017, excess tax benefits were recognized in Additional paid-in capital and accounted for in a single pool available to all share-based compensation awards. Excess tax benefits in Additional paid-in capital were not recognized until the benefits resulted in a reduction in taxes payable. The Company used tax law ordering to determine when excess tax benefits would be realized.

On a prospective basis from January 1, 2017, all excess tax benefits and tax deficiencies related to share-based compensation are reported in net income, rather than Additional paid-in capital.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Benefit Plans

In addition, the Company, in conjunction with Voya Services Company, sponsors the following benefit plans:

- The Voya 401(k) Plan for VRIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the Voya 401(k) Plan for VRIAC Agents was filed with the IRS on January 1, 2014. A favorable determination letter was received dated August 28, 2014.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The postretirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Prior to April 1, 2017, coverage for Medicare eligible retirees was provided through a fully insured Medicare Advantage plan. Effective April 1, 2017, the fully insured Medicare Advantage Plan was replaced with access to individual coverage through a private exchange. The Company's premium subsidy ended and was replaced with a monthly HRA contribution. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The Voya Financial Deferred Compensation Savings Plan, which is a non-qualified deferred compensation plan that includes a 401(k) excess component.

The benefit charges incurred by the Company related to these plans were immaterial for the years ended December 31, 2018, 2017, and 2016.

12.   Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting on behalf of the Department of Economic and Community Development ("DECD") loaned VRIAC $10 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). As of December 31, 2018 and 2017, the amount of the loan outstanding was $5, which was reflected in Other liabilities on the Consolidated Balance Sheets.

In August 2017, the loan agreement between VRIAC and DECD was amended and $5 in cash was transferred into the cash deposit account as cash collateral. VRIAC's monthly payments of principal and interest are processed out of the cash deposit account.

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by Voya Services Company as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the year ended December 31, 2018, rent expense for leases was $5. For the years ended December 31, 2017 and 2016, rent expense for leases was $4.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

securities underlying the commitments. As of December 31, 2018 the Company had off-balance sheet commitments to acquire mortgage loans of $63 and purchase limited partnerships and private placement investments of $519.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, letter of credit ("LOC") and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of the dates indicated:

	December 31,			
	2018		**2017**	
Fixed maturity collateral pledged to FHLB[1]	$	771	$	—
FHLB restricted stock[2]		40		—
Other fixed maturities-state deposits		13		13
Cash and cash equivalents		5		5
Securities pledged[3]		882		960
Total restricted assets	$	1,711	$	978

[1] Included in Fixed maturities, available for sale, at fair value, on the Consolidated Balance sheets.
[2] Included in Other investments on the Consolidated Balance sheets.
[3] Includes the fair value of loaned securities of $759 and $799 as of December 31, 2018 and 2017, respectively. In addition, as of December 31, 2018 and 2017, the Company delivered securities as collateral of $123 and $161, respectively. Loaned securities and securities delivered as collateral are included in Securities pledged on the Consolidated Balance Sheets.

Federal Home Loan Bank Funding

On January 18, 2018, the Company became a member of the Federal Home Loan Bank of Boston ("FHLB"). The Company is required to pledge collateral to back funding agreements issued to the FHLB. As of December 31, 2018, the Company had $657 in non-putable funding agreements, which are included in Future policy benefits and contract owner account balances on the Consolidated Balance sheets. As of December 31, 2018, assets with a market value of approximately $771 collateralized the FHLB funding agreements. Assets pledged to the FHLB are included in Fixed maturities, available for sale, at fair value on the Consolidated Balance sheets.

Litigation, Regulatory Matters and Loss Contingencies

Litigation, regulatory and other loss contingencies arise in connection with the Company's activities as a diversified financial services firm. The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonably possible verdict. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim often bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty, negligent misrepresentation, failure to supervise, elder abuse and other torts.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries and additional escheatment of funds deemed abandoned

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

under state laws. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

The outcome of a litigation or regulatory matter is difficult to predict and the amount or range of potential losses associated with these or other loss contingencies requires significant management judgment. It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters, litigation and other loss contingencies. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that neither the outcome of pending litigation and regulatory matters, nor potential liabilities associated with other loss contingencies, are likely to have such an effect. However, given the large and indeterminate amounts sought in certain litigation and the inherent unpredictability of all such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters, or liabilities arising from other loss contingencies, could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the unaccrued amounts of the reasonably possible range of losses. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation includes Goetz v. Voya Financial and Voya Retirement Insurance and Annuity Company (USDC District of Delaware, No. 1:17-cv-1289) (filed September 8, 2017), a putative class action in which plaintiff, a participant in a 401(k) plan, seeks to represent other participants in the plan as well as a class of similarly situated plans that "contract with [Voya] for recordkeeping and other services." Plaintiff alleges that "Voya" breached its fiduciary duty to the plan and other plan participants by charging unreasonable and excessive recordkeeping fees, and that "Voya" distributed materially false and misleading 404a-5 administrative and fund fee disclosures to conceal its excessive fees. The Company denies the allegations, which it believes are without merit, and intends to defend the case vigorously. Plaintiff filed an amended complaint on January 4, 2018, and the Company filed a motion to dismiss the amended complaint on February 8, 2018.

14.   Related Party Transactions

Operating Agreements

VRIAC has certain agreements whereby it generates revenues and incurs expenses with affiliated entities. The agreements are as follows:

- Investment Advisory agreement with Voya Investment Management LLC ("VIM"), an affiliate, in which VIM provides asset management, administrative and accounting services for VRIAC's general account. VRIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $65, $64 and $58, respectively.

- Services agreement with Voya Services Company for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred in the amounts of $287, $263 and $265, respectively.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Amended and Restated Services agreement between VRIAC and its U.S. insurance company affiliates and other affiliates for administrative, management, financial and information technology services, dated as of April 1, 2015. For the years ended December 31, 2018, 2017 and 2016, expenses related to the agreement were incurred in the amount of $15, $43 and $45, respectively.

- Intercompany agreement with VIM pursuant to which VIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues VIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. In connection with the termination of the DSL agreement, as described below, the intercompany agreement with VIM was amended, effective May 1, 2017. For the years ended December 31, 2018, 2017 and 2016, revenue under the VIM intercompany agreement was $63, $55 and $33, respectively.

- Variable annuity, fixed insurance and mutual fund products issued by VRIAC are sold by Voya Financial Advisors, an affiliate of VRIAC. For the years ended December 31, 2018, 2017 and 2016 commission expenses incurred by VRIAC were $79, $77 and $73, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

As disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements, DSL was divested as part of the Transaction. DSL had certain agreements whereby it generated revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with Voya Insurance and Annuity Company ("VIAC") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as VRIAC, whereby DSL served as the principal underwriter for variable insurance products and provided wholesale distribution services for mutual fund custodial products. In addition, DSL was authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2018, 2017 and 2016, commissions were collected in the amount of $69, $170 and $175, respectively. Such commissions were, in turn, paid to broker-dealers.

- Intercompany agreements with each of VIAC, VIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earned as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contracting Party. On or about May 1, 2017, Voya Investments, LLC ("VIL") was appointed investment advisor for these certain additional U.S. registered investment companies previously managed by DSL, which in turn caused DSL and the Contracting Party to terminate separate revenue sharing intercompany agreements dated as of December 22, 2010 between DSL and the Contracting Party by which DSL had paid a portion of the revenue DSL earned as investment adviser. DSL continued to pay the Contracting Party the revenue DSL earned for other related services. For the years ended December 31, 2018, 2017 and 2016, expenses were incurred under these intercompany agreements in the amounts of $26, $83 and $123, respectively.

- Administrative and advisory services agreements with VIL and VIM, affiliated companies, in which DSL received certain services for a fee. The fee for these services was calculated as a percentage of average assets of Voya Investors Trust. For the year ended December 31, 2018, no expenses were incurred under these agreements. For the years ended December 31, 2017 and 2016, expenses were incurred in the amounts of $23 and $70, respectively. See above where it is discussed that DSL no longer provides these advisory services, effective on May 1, 2017.

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreements

The Company has entered into the following agreements that are accounted for under the deposit method with two of its affiliates. As of December 31, 2018 and 2017, the Company had deposit assets of $37 and $63, respectively, and deposit liabilities of $77 and $135, respectively, related to these agreements. Deposit assets and liabilities are included in Other assets and Other liabilities, respectively, on the Consolidated Balance Sheets.

Effective January 1, 2014, VRIAC entered into a coinsurance agreement with Langhorne I, LLC ("Langhorne"), an affiliated captive reinsurance company, to manage reserve and capital requirements in connection with a portion of its Stabilizer and Managed Custody Guarantee business. Effective January 1, 2018, the Company recaptured the coinsurance agreement and recorded a $74 pre-tax gain on the recapture which was reported in Operating expenses in the Consolidated Statement of Operations for the year ended December 31, 2018.

Effective December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, SLDI, to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company reinsures to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York is 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York is 100%.

Investment Advisory and Other Fees

DSL was retained by Voya Investors Trust, an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to Voya Investors Trust. Under the management agreement, DSL provided or arranged for the provision of all services necessary for the ordinary operations of Voya Investors Trust. DSL earned a monthly fee based on a percentage of average daily net assets of Voya Investors Trust. DSL entered into an administrative services subcontract with VIL, an affiliate, pursuant to which VIL, provided certain management, administrative and other services to Voya Investors Trust and was compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL was the investment advisor of Voya Partners, Inc., an affiliate. DSL and Voya Partners, Inc. had an investment advisory agreement, whereby DSL had overall responsibility to provide portfolio management services for Voya Partners, Inc. Voya Partners, Inc. paid DSL a monthly fee which was based on a percentage of average daily net assets. For the years ended December 31, 2018, 2017 and 2016, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $27, $179 and $350, respectively. See "Operating Agreements" section above where it is discussed that DSL no longer provide these advisory services, effective on May 1, 2017.

Additionally, VFP acts as a distributor of insurance products issued by its affiliates, which may in turn invest in mutual funds products issued by certain of its affiliates. For the years ended December 31, 2018, 2017 and 2016, distribution revenues received by VFP related to affiliated mutual fund products were $27, $27 and $25, respectively.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with Voya Financial, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2021, either party can borrow from the other up to 3.0% of the Company's statutory admitted assets as of the preceding December 31. During the years ended December 31, 2018, 2017, and 2016, interest on any borrowing by either the Company or Voya Financial was charged at a rate based on the prevailing market rate for similar third-party borrowings for securities.

Under this agreement, the Company incurred and earned immaterial interest expense and interest income for the years ended December 31, 2018, 2017 and 2016. Interest expense and income are included in Operating expenses and Net investment income, respectively, in the Consolidated Statements of Operations. As of December 31, 2018, the Company did not have any outstanding

Voya Retirement Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Voya Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

receivable/payable with Voya Financial under the reciprocal loan agreement. As of December 31, 2017, the Company had an outstanding receivable of $80 and no outstanding payable.

Note with Affiliate

On December 29, 2004, VIAC issued a surplus note in the principal amount of $175 (the "Note") scheduled to mature on December 29, 2034, to VRIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $5, $11, $11 for the years ended December 31, 2018, 2017 and 2016, respectively. As of June 1, 2018, VIAC ceased to be an affiliate of the Company following the closing of the Transaction as disclosed in the *Business, Basis of Presentation and Significant Accounting Policies* Note to these Consolidated Financial Statements. The investment in surplus notes is reported in Fixed maturities, available-for-sale on the Company's Consolidated Balance Sheet as of December, 31, 2018.

PART C
OTHER INFORMATION

Item 24. Financial Statements and Exhibits
- (a) Financial Statements:
  - (1) Included in Part A:
    Condensed Financial Information
  - (2) Included in Part B:
    Financial Statements of Variable Annuity Account B:
    - Report of Independent Registered Public Accounting Firm
    - Statements of Assets and Liabilities as of December 31, 2018
    - Statements of Operations for the year ended December 31, 2018
    - Statements of Changes in Net Assets for the years ended December 31, 2018 and 2017
    - Notes to Financial Statements
      Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
    - Report of Independent Registered Public Accounting Firm
    - Consolidated Balance Sheets as of December 31, 2018 and 2017
    - Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
    - Consolidated Statements of Comprehensive Income for the years ended December 31, 2018, 2017 and 2016
    - Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2018, 2017 and 2016
    - Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
    - Notes to Consolidated Financial Statements

- (b) Exhibits
  - (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
  - (2) Not applicable
  - (3.1) Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
  - (3.2) Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.
  - (3.3) Confirmation of Underwriting Agreement • Incorporated herein by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
  - (3.4) Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
  - (3.5) Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.6)	Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as "Voya Retirement Insurance and Annuity Company") • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.
(3.7)	Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.
(3.8)	Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(3.9)	Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(4.1)	Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.
(4.2)	Variable Annuity Contract (G-CDA-HF) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.3)	Variable Annuity Contract (IA-CDA-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.4)	Variable Annuity Contracts (GID-CDA-HO), (GLID-CDA-HO) and (GSD-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75982), as filed on February 20, 1997.
(4.5)	Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.
(4.6)	Variable Annuity Contract (ISE-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.7)	Variable Annuity Contract Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.
(4.8)	Variable Annuity Contract Certificate GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 4, 1999.
(4.9)	Variable Annuity Contract Certificate (GDCC-HO) to Contracts GID-CDA-HO, GLID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.10)	Endorsement (EGET-IC(R)) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.
(4.11)	Endorsements (EIGET-IC(R)) and (EIGF-IC) to Contracts IA-CDA-IA and I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.

(4.12)   Endorsement (E98-CDA-HO) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.13)   Endorsement (EGETE-IC(R)) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.14)   Endorsement (EFUND97) to Contracts GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.15)   Endorsement (E98-G-CDA-HF/HD) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 13, 1998.

(4.16)   Endorsement (EGET(99)) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.

(4.17)   Endorsement EGATHDF-00 to Contracts G-CDA-HD and G-CDA-HF • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.18)   Endorsement EGATHO-00 to Contracts GLID-CDA-HO and GID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.19)   Endorsement EGAT-GSDHO-00 to Contract GST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.20)   Endorsement EGLID-ME/AC-99 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.21)   Endorsement EEGTRRA-HEG(01) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, ISE-CDA-HO and Certificate GDCC-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.

(4.22)   Endorsement E-LOANA(01/01) to Contracts G-CDA-HF, G-CDA-HD, I-CDA-HD and I-CDA-IA and Certificates GTCC-HF and GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(4.23)   Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.24)   Endorsement EMFWV-05 to Contracts GLIT-CDA-HO, GIT-CDA-HO, GTCC-HO, G-CDA-HD, GTCC-HD, G-CDA-HF and GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.25)   Endorsement ENYCLLHD(4/04) to Contract G-CDA-HD(XC) and Certificate GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.26)   Endorsement ENYCLLGIT/GLIT(4/04) to Contracts GIT-CDA-HO, GLIT-CDA-HO, GTCC-HO, GTCC-HO(X) and GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.27)   Endorsement E-FA2(CT)-13 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.

(4.28)	Endorsement EVNMCHG (09/14) for name change • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 15, 2015.
(4.29)	Endorsement E-DCINT-15 to Contracts G-CDA-HF, GID-CDA-HO, GLID-CDA-HO and G-CDA-HD and Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 17, 2017.
(4.30)	Endorsement E-GMIRCORP-16 to Contracts G-CDA-HF and G-CDA-HD. • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 13, 2018.
(4.31)	Endorsement E-GMIRMM-17 to Contracts GID-CDA-HO, GLID-CDA-HO, G-CDA-HD and G-CDA-HF and Contract Certificate GTCC-HF. • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 13, 2018.
(5.1)	Variable Annuity Contract Application (300-GTD-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 19, 1997.
(5.2)	Variable Annuity Contract Application (710.00.141) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 033-75996), as filed on August 21, 1997.
(6.1)	Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(6.2)	Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.
(7)	Not applicable
(8.1)	Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
(8.2)	Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.
(8.3)	Amendment No. 1 entered into as of January 1, 2008 to the Business Agreement dated April 30, 2003 by and among ING USA Annuity and Life Insurance Company (formerly known as Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-153338), as filed on November 14, 2008.

(8.4)	Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.5)	Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
(8.6)	Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
(8.7)	Rule 22c-2 Agreement dated no later than April 16, 2007 and effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.8)	Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.9)	Amendment dated March 31, 2011 to the Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.
(8.10)	Rule 22c-2 Shareholder Information Agreement dated April 16, 2007, to become operational on October 16, 2007 by and between Federated Securities Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 45 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 15, 2013.
(8.11)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.12)	First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.13)   Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(8.14)   Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.15)   Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.16)   First Amendment effective as of April 1, 2005 to Service Contract dated June 20, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.17)   Rule 22c-2 Agreement dated no later than April 16, 2007 and effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.18)   Amended and Restated Participation Agreement as of June 1, 2018 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Voya Financial Partners, LLC. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.19)   Amended and Restated Administrative Services Agreement dated June 1, 2018, between Franklin Templeton Services, LLC, Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.20)   Rule 22c-2 Shareholder Information Agreement entered into as of June 1, 2018 among Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.21)   Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.22)   Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (renamed Invesco Variable Insurance Funds, Inc.), A I M Distributors, Inc. (renamed Invesco Distributors, Inc.) and Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and amended on November 17, 2000 and July 12, 2002 • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13. 2004.

(8.23)	Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
(8.24)	First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.
(8.25)	Rule 22c-2 Agreement dated no later than April 16, 2007 and effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.26)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.27)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.28)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.29)	First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.30)	Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.31)	Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.
(8.32)	First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 and amended on May 1, 2004 and August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 39 (File No. 033-75988), as filed on April 11, 2007, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.
(8.33)	Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.34)	Rule 22c-2 Agreement dated no later than April 16, 2007 and effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.35)	Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.
(8.36)	Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.37)	First Amendment dated August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.
(8.38)	Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.39)	First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.
(8.40)	Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.41)	First Amendment dated August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.
(8.42)	Rule 22c-2 Agreement dated no later than April 16, 2007, and effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.43)	Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.44)   Amendment No. 1 made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 and amended on August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.45)   Rule 22c-2 Agreement dated March 1, 2007 and effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.46)   Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.47)   Rule 22c-2 Agreement dated no later than April 16, 2007and effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.48)   Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.49)   First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.

(8.50)   Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.51)   Joinder and Amendment, effective as of July 1, 2017, to the Service Agreement dated May 1, 2004, by and between Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance Company, Columbia Wanger Asset Management, LLC and Columbia Management Investment Services Corp. • Incorporated by reference to Post-Effective Amendment No. 70 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 3, 2019.

(8.52)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.	
(9)	Opinion and Consent of Counsel	
(10)	Consent of Independent Registered Public Accounting Firm	
(11)	Not applicable	
(12)	Not applicable	
(13)	Powers of Attorney	

Item 25. Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Michael S. Smith	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
William T. Bainbridge	1475 Dunwoody Drive West Chester, PA 19380	Director and Senior Vice President
Anthony J. Brantzeg	1475 Dunwoody Drive West Chester, PA 19380	Director
Patricia J. Walsh	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
C. Landon Cobb, Jr.	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Miles R. Edwards	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
William S. Harmon	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Heather H. Lavallee	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Francis G. O'Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer

Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
Kyle A. Puffer	One Orange Way Windsor, CT 06095-4774	Vice President and Appointed Actuary
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 61 to Registration Statement on Form N-4 for Variable Annuity Account C of Voya Retirement Insurance and Annuity Company (File No. 033-81216), as filed with the Securities and Exchange Commission on April 8, 2019.

Item 27. Number of Contract Owners

As of February 28, 2019, there were 3,954 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B of Voya Retirement Insurance and Annuity Company.

Item 28. Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation.

Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b) The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Director and Managing Director
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Michael S. Smith	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Risk Officer
Rajat P. Badhwar	One Orange Way Windsor, CT 06095-4774	Chief Information Security Officer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Frederick H. Bohn	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
M. Bishop Bastien	3017 Douglas Boulevard Roseville, CA 95661	Vice President
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Scott W. Stevens	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary

Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Andrew M. Kallenberg	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Keith C. Watkins	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter:

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption or Annuitization	(4) Brokerage Commissions	(5) Compensation*
Voya Financial Partners, LLC				$796,762.50

* Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of Voya Retirement Insurance and Annuity Company during 2018.

Item 30. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, CT 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, GA 30327-4390.

Item 31. Management Services

Not applicable

Item 32. Undertakings

Registrant hereby undertakes:
   (a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;
   (b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and
   (c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Voya Retirement Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75996) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 18th day of April, 2019.


VARIABLE ANNUITY ACCOUNT B OF
VOYA RETIREMENT INSURANCE AND ANNUITY
COMPANY
    (Registrant)

By: VOYA RETIREMENT INSURANCE AND ANNUITY
        COMPANY
        (Depositor)

By: Charles P. Nelson*
        Charles P. Nelson
        President
        (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 53 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Charles P. Nelson* Charles P. Nelson	Director and President (principal executive officer)	
William Bainbridge* William T. Bainbridge	Director	
Tony Brantzeg* Anthony J. Brantzeg	Director	
C. Landon Cobb, Jr.* C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	April 18, 2019
Francis G. O'Neill* Francis G. O'Neill	Senior Vice President and Chief Financial Officer (principal financial officer)	
Rodney O. Martin, Jr.* Rodney O. Martin, Jr.	Director	
Michael S. Smith* Michael S. Smith	Director	

By: /s/ Peter M. Scavongelli
       Peter M. Scavongelli
       *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

<u>Exhibit No.</u>	<u>Exhibit</u>
24(b)(9)	Opinion and Consent of Counsel
24(b)(10)	Consent of Independent Registered Public Accounting Firm
24(b)(13)	Powers of Attorney